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As filed with the Securities and Exchange Commission on January 24, 2008

Registration No. 333-146167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to

Form S-1

REGISTRATION STATEMENT
THE SECURITIES ACT OF 1933

RiskMetrics Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	20-8175809
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Steven E. Friedman, Esq.
General Counsel
One Chase Manhattan Plaza, 44th Floor
New York, New York 10005
(212) 981-7475

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Copies to:

Richard H. Gilden, Esq. Ernest S. Wechsler, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100	Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York (212) 735-3000

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell the securities described in this document until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 24, 2008

PROSPECTUS

14,000,000 Shares

RiskMetrics Group, Inc.

Common Stock

        We are offering 9,964,184 shares of our common stock and the selling stockholders named in this prospectus are offering 4,035,816 shares of our common stock held by them. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        This is our initial public offering and there is currently no established trading market for our shares. We currently estimate that the initial public offering price will be between $17.00 and $19.00 per share.

        The underwriters have an option to purchase a maximum of 2,100,000 additional shares of common stock from us to cover over-allotments. The underwriters can exercise this right at any time within 30 days from the date of this prospectus.

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "RMG."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 17.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about              , 2008.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	Banc of America Securities LLC
Citi	Merrill Lynch & Co.	Morgan Stanley

The date of this prospectus is              , 2008.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

        Unless the context otherwise indicates or requires, as used in this prospectus, references to "we," "us," "our" or the "company" refer to RiskMetrics Group, Inc., its subsidiaries and predecessors. References to "RiskMetrics" refer only to our subsidiary, RiskMetrics Solutions, Inc. and its subsidiaries, references to "ISS" refer only to our subsidiary Institutional Shareholder Services Holdings, Inc. and its subsidiaries, and references to "CFRA" refer only to our subsidiary RMG-CFRA, LLC, formerly CFRA Holdings, LLC, and its subsidiary.

        The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and accompanying notes.

Company Overview

        We are a leading provider of risk management and corporate governance products and services to participants in the global financial markets. We enable clients to better understand and manage the risks associated with their financial holdings, provide greater transparency to their internal and external constituencies, satisfy regulatory and reporting requirements and make more informed investment decisions. Our offerings address multiple asset classes, markets and geographies and are sold to a diverse client base, including asset managers, hedge funds, pension funds, banks, insurance companies, financial advisors and corporations. As of September 30, 2007, we had approximately 3,500 clients located in 50 countries. Among our clients are 70 of the 100 largest investment managers, 34 of the 50 largest mutual fund companies, 41 of the 50 largest hedge funds and each of the 10 largest global investment banks.

        Our company consists of two industry leading businesses: RiskMetrics and ISS. Together, these businesses offer what we believe is the most comprehensive suite of risk management and corporate governance products and services available in our industry, covering the market, credit, portfolio, governance, accounting, legal and environmental risks associated with our clients' financial holdings.

        RiskMetrics.    RiskMetrics is a leading global provider of multi-asset, position-based risk and wealth management products and services, as measured by revenues. We provide our clients with comprehensive, interactive products and services that allow them to measure and quantify portfolio risk across security types, geographies and markets. Our flagship RiskManager market risk system integrates consistently-modeled market data with our widely adopted analytical models and robust processing capabilities to address our clients' risk reporting requirements. Our clients generally purchase RiskManager as a secure, interactive web-based application service or as a fully- outsourced risk reporting service. The breadth, performance and scalability of our RiskManager system is the result of nearly a decade of investment in research and development, which we believe provides us with a significant competitive advantage. RiskMetrics serves a diverse group of approximately 650 clients worldwide.

        ISS.    ISS is a leading provider of corporate governance and specialized financial research and analysis services to institutional investors and corporations around the world, as measured by revenues. Through ISS, which we acquired on January 11, 2007, we provide our clients with a fully-outsourced proxy research, voting and vote reporting service to assist them with their proxy voting responsibilities. Through our web-based delivery platform, clients can access our in-depth research reports and proxy voting recommendations. We offer both global security coverage and a comprehensive proxy voting solution, from policy creation to comprehensive research, vote recommendations, reliable vote execution, post-vote disclosure and reporting and analytical tools. Our Financial Research and Analysis products also provide our clients with research reports and analytical tools covering many investment criteria that have become increasingly important to investors, including companies' environmental, social and governance attributes and accounting and compensation polices. On August 1, 2007, in order to further supplement the Financial Research and Analysis product and service offerings of the ISS business, we acquired CFRA, a forensic accounting research firm. ISS serves approximately 2,850 clients.

        We sell our products and services primarily on an annual subscription basis and generally receive upfront subscription payments from our clients. On a pro forma basis for the year ended December 31, 2006, we generated revenues of $204.5 million, Adjusted EBITDA of $58.0 million and a net loss of $4.8 million. For a discussion of Adjusted EBITDA, see the section below entitled "Summary Consolidated Financial Information and Other Data."

Our Market Opportunity

        Our target market is a cross-section of global financial services firms. We also target other market participants, such as third-party advisors and corporations. We believe that a number of key market trends are driving the growth of our business and increasing the value we can offer to our clients:

        Growing Global Financial Markets and Investment Portfolio Complexity.    Over the past ten years, assets under management, or AUM, have increased steadily on a worldwide basis. Additionally, the variety, complexity and geographic diversity of financial assets held by investors have expanded significantly, resulting in multi-asset class, multi-national portfolios often including derivatives and other structured products.

        Increasing Demand for Transparency.    Investors increasingly need to document their risk profile on a regular basis for both internal audiences, such as risk committees, as well as external constituencies, such as limited partners and regulators. In order to satisfy these demands, comprehensive risk management and proxy voting have become essential services.

        Increasing Regulatory Requirements.    Regulatory bodies around the world continue to drive change and create opportunities in the markets we serve. Portfolio risk reporting and measurement regulations, such as the European Union's Undertakings for Collective Investments in Transferable Securities, or UCITS III, U.S. Department of Labor proxy voting requirements and corporate governance-related regulations, including the Sarbanes-Oxley Act, have increased regulatory compliance requirements and have further emphasized the need for comprehensive risk management tools.

        Increasing Focus on Corporate Governance.    During the past several years, there has been significant growth in the visibility of corporate governance and recognition of the risks associated with poor governance practices. Furthermore, investors are increasingly focusing on companies' environmental and social attributes when making investment and proxy voting decisions.

        Increasing Demand for Outsourced Products and Services.    Many financial services firms are increasingly utilizing outsourced solutions that enable them to focus on their core competencies and provide greater capabilities on a more cost effective basis than their in-house systems. In particular, an increasing number of firms are utilizing risk measurement and management solutions from external vendors. These vendors provide independent risk reporting products and services, which are often requested by the financial services firms' clients.

Our Competitive Strengths

        The competitive landscape for multi-asset class risk management and corporate governance and financial research and analysis products and services is characterized by a limited number of external third party competitors. ISS competes with firms such as Broadridge (formerly ADP Proxy Services) (which provides proxy voting services), Glass, Lewis & Co. (which provides research, voting recommendation and voting execution services) and Proxy Governance, Inc. (which provides research, voting recommendation and voting execution services). In addition, RiskMetrics competes with firms such as Bear Stearns' Bear Measurisk unit, BlackRock Inc.'s BlackRock Solutions unit, DST Systems Inc., Fimalac S.A.'s Algorithmics unit, Moody Corporation's KMV unit, MSCI Inc.'s Barra unit and SunGard Data Systems Inc. We also face competition from internal development at financial institutions and corporations. We compete in these markets primarily on the basis of brand recognition, market coverage, methodology and breadth of service offering. We believe that the competitive strengths outlined below provide us with significant advantages in our markets:

        Industry Leading Brands.    We believe that each of our brands is among the most established and trusted names in its respective market. Trust, reliability and confidence are of paramount importance to our clients, as they rely on our products and services to help make critical investment decisions. Our products and services are widely recognized and used throughout our industry, and we believe we are helping to establish common standards for risk management and corporate governance. We believe that the prominence of our brands, combined with our long track record, proven capabilities and well-known and thorough reporting capabilities, have helped us to create and maintain our market leadership positions.

        Comprehensive Market Coverage.    Our products and services incorporate what we believe to be among the broadest data sets of any provider in our industry. RiskMetrics' database includes over four million active global securities across 150,000 issuers, spanning 200 countries, 220 exchanges, 11,000 global benchmarks and over 750,000 market data time series updated every business day. In addition, our analytical models cover almost all of the equity, fixed income and derivative securities held in our clients' portfolios. Similarly, in 2006 ISS provided proxy research and vote recommendations for more than 38,000 shareholder meetings across approximately 100 countries and voted approximately 7.6 million ballots on behalf of our clients, representing almost 700 billion shares.

        Leading Market Risk Methodology.    We are a leader in the multi-asset class risk management market. Our transparent risk methodology was originally published in 1994 and has evolved through more than a decade of research and development, client input and collaboration with the world's foremost financial institutions and leading academics. We believe our commitment to transparency and collaboration has resulted in our methodologies being among the financial industry's most studied, trusted and implemented frameworks for risk management.

        Fully-Outsourced Products and Services.    Increasingly, many of our RiskMetrics clients rely on us for fully-outsourced risk reports, which typically includes automated importation of client positions, matching of client positions with security terms and conditions data and automatic production of risk reports. Our products and services leverage our technology and data infrastructure, which has the capacity to process millions of positions and thousands of reports each night. Similarly, we can provide our ISS clients with a fully-outsourced proxy research and voting service through our Governance Analytics platform. This service typically includes standard benchmark guidelines or custom voting policies, comprehensive research coverage, and high volume, integrated electronic proxy voting and regulatory reporting.

        Global, Diversified Client Base.    We have a global footprint, which allows us to support our highly- diversified client base across numerous geographies with in-depth analysis based on local knowledge. As of September 30, 2007, our client base included approximately 2,300 financial institutions and 1,200 corporations and professional service organizations located in 50 countries. Among our clients are 70 of the 100 largest investment managers, 34 of the 50 largest mutual fund companies and 41 of the 50 largest hedge funds, in each case measured by assets under management, 16 of 30 OECD central banks and each of the 10 largest global investment banks. No client represented more than 1.0% of our revenues during the nine months ended September 30, 2007 and our top 20 clients represented less than 11.4%. Our client base is geographically diverse as well, with 37% of our revenues during the nine months ended September 30, 2007 generated from sales to clients located outside of the Americas.

        Attractive Business Model.    We sell our products and services primarily on an annual subscription basis and receive upfront annual payments from our clients. In addition, we typically experience high recurring revenues as a percentage of total revenues and high renewal rates. For the nine months ended September 30, 2007, our recurring revenue as a percentage of our total revenues, and renewal rates, were approximately 93% and 91%, respectively. We do not price our products and services based on our clients' assets under management. As a result, we are not subject to revenue fluctuations resulting from changes in our clients' AUM. Since many of our costs benefit from economies of scale, we have historically been able to add new clients with less than pro rata incremental expense. These factors, combined with our low capital expenditure requirements, have historically resulted in significant cash flow generation.

        Distinct Corporate Culture.    Our ability to develop new products and services has been, and will continue to be, crucial to keeping pace with evolving financial markets. Consequently, we believe that our success will continue to depend on the strength of our intellectual capital, and that our employees and distinct corporate culture provide us with significant competitive advantages. We work hard to retain our employees by ensuring that they have a challenging, rewarding and fun work environment. We also encourage our employees to follow their instincts and develop new ideas, which has resulted in many of our most important analytical and technological developments. At the same time, we strive to engender a team spirit and sense of common purpose that we believe enables us to attract and retain talented employees. Finally, we believe that all of our employees should hold an ownership stake in our company since a broad-based employee ownership structure closely-aligns the incentives of our employees and stockholders.

Our Growth Strategy

        Our growth strategy is to increase sales to our existing clients, to expand our client base and to extend and enhance our portfolio of risk management and corporate governance products and services through a multi-pronged approach:

        Increase Sales to Existing Clients.    A significant portion of our growth has been driven by our success in increasing the value of the products and services which we provide to our clients. We plan to broaden our relationships with our clients in the following ways:

  •
  Provide additional data, research and analytical products and services.    We intend to continue to expand RiskMetrics' coverage of asset classes and library of analytical models, and to increase ISS' global research coverage and new issue-specific research products and services.

  •
  Offer more products and services.    We plan to offer a higher volume of outsourced risk reporting and proxy voting services, enabled by our scalable technology and data infrastructure.

  •
  Leverage our combined RiskMetrics and ISS sales force.    We believe that our combined sales force will allow us to cross-sell more complete risk management and corporate governance solutions to our combined global client base. In particular, we expect to sell more products and services to our existing clients as we work with more business groups or units within their organizations as a result of our expanded suite of risk and governance products and services.

        Expand our Client Base.    We plan to continue to pursue the following initiatives to further expand our client base:

  •
  Sell our portfolio risk reporting products and services to new clients.    We intend to sell our fully-outsourced risk reporting services to financial services firms who currently rely on in-house risk management products and services. Over half of our new RiskMetrics sales in 2006 came from new clients.

  •
  Sell our Governance Services and Financial Research and Analysis offerings to new clients.    We plan to sell our fully-outsourced proxy voting services to institutional investors who currently rely on in-house research and voting platforms, and to also sell our financial research analysis products and services to portfolio managers, whom we have not traditionally targeted.

  •
  Expand our significant global presence.    We intend to build upon the globally-recognized RiskMetrics brand and international presence to sell more ISS products and services to clients outside the United States who are familiar with RiskMetrics' risk management offerings but not our governance products and services. We also expect to provide additional specialty financial research and analytical products to our clients outside the United States.

        Enhance and Extend our Products and Services.    We plan to continue to augment our suite of products and services in the following ways:

  •
  Enhance our product capabilities.    We intend to continue to broaden the scope of our products and services in order to address our clients' comprehensive risk management and governance needs. We will continue to enhance our analytical models, asset class coverage, product functionality and delivery mechanisms to address more of the needs of our clients.

  •
  Extend our service offerings.    We plan to leverage the functionality and scalability of our technology and data infrastructure in order to offer additional fully-outsourced risk reporting and electronic proxy voting services to our clients.

  •
  Selectively pursue acquisitions.    We intend to continue to selectively pursue acquisition opportunities to complement our product and service offerings and to provide a more comprehensive offering to our clients.

Corporate Governance and Sustainability

        We believe that strong corporate governance and sustainability policies serve to help maximize long-term shareholder value. We are committed to adopting progressive practices in these areas. Our key principles are outlined in the "Corporate Governance and Sustainability" section of this prospectus, beginning on page 114.

Selected Risk Factors

        We face a number of competitive challenges, risks and potential conflicts of interest. Investing in our common stock includes substantial risk. See "Risk Factors," beginning on page 17 and "Certain Relationships and Related Transactions" beginning on page 116 for a discussion of the factors you should consider before buying shares of our common stock. Some of the more significant risks include:

  •
  We may experience difficulty in completing the integration of our recent acquisitions of ISS and CFRA, and we may not realize the anticipated benefits of the acquisitions.

  •
  We have incurred significant indebtedness which could affect our ability to finance our operations, pursue desirable business opportunities or successfully run our businesses in the future.

  •
  We require highly trained and skilled management and other key employees to maintain and expand our analytical models, proxy voting recommendations and other important aspects of our product and service offerings.

  •
  We face competition that may cause price reductions or loss of market share.

  •
  Our ability to compete, succeed and generate profits depends, in part, on our ability to obtain data from third-party vendors on commercially reasonable terms.

  •
  Any perceived conflicts of interest resulting from providing products and services to institutional investors in addition to proxy voting recommendations, or providing products and services to corporations which are the subject of our proxy recommendations or other analytical products and services could harm our reputation and business.

  •
  Upon closing of this offering, our principal stockholders will own 63.32% of our outstanding common stock. Consequently, our principal stockholders will still have the ability to significantly influence our business, which may be disadvantageous to other stockholders and adversely affect the price of our shares of common stock.

  •
  A portion of the net proceeds of this offering will be received by affiliates of certain of the underwriters. This may present a conflict of interest.

Additional Information

        Our principal executive offices are located at One Chase Manhattan Plaza, 44th Floor, New York, New York 10005, and our telephone number is (212) 981-7475. Our website address is www.riskmetrics.com. Information contained on our website is not part of this prospectus or the registration statement of which it forms a part and is not incorporated herein by reference, and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.

The Offering

Shares of common stock offered by us	9,964,184 shares
Shares of common stock offered by the selling stockholders	4,035,816 shares (includes 194,661 shares underlying stock options which will be exercised immediately prior to the completion of the offering)
Total shares of common stock offered	14,000,000 shares
Shares of common stock to be outstanding immediately after this offering	57,801,305 shares
Over-allotment option offered by us	2,100,000 shares
Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $164.4 million, based on an assumed public offering price of $18.00, the midpoint of the range set forth on the cover of this prospectus. We intend to use our proceeds from this offering:
• to prepay $125.0 million of outstanding indebtedness under our second lien term loan facility;
• to pay a prepayment premium equal to one percent of such prepayment, or $1.25 million; and
• for general corporate purposes, including working capital.
We will not receive any of the proceeds from the sale of shares by our selling stockholders in this offering.
Dividend Policy	We do not presently intend to declare dividends on our shares of common stock. See "Dividend Policy."
Trading	Our shares of common stock are not currently listed on any national securities exchange. However, our common stock has been approved for listing on the New York Stock Exchange under the symbol "RMG."
Risk Factors	Investing in our common stock involves risks. See "Risk Factors."

        We have been informed by TCV V, L.P., one of our stockholders, that they and entities affiliated with them currently intend to purchase from the underwriters shares of our common stock with an aggregate price of up to $10 million in this offering at the initial public offering price. Because this is an indication of interest and is not a binding agreement or commitment to purchase, TCV V, L.P. and its affiliated entities may elect not to purchase any shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by TCV V, L.P. and its affiliated entities as they will from any other shares of our common stock sold to the public in this offering. We have not directed the underwriters to provide this allocation to TCV V, L.P. and its affiliated entities.

        Except as otherwise noted, all information in this prospectus:

  •
  assumes an initial public offering price of $18.00 per share, the midpoint of the range set forth on the cover of this prospectus; and

  •
  assumes no exercise of the underwriters' over-allotment option.

        The number of shares of our common stock to be outstanding immediately after this offering excludes:

  •
  13,697,043 shares of common stock issuable upon the exercise of outstanding options issued under our 2007 Omnibus Incentive Compensation Plan, RiskMetrics' 2000 Stock Option Plan, RiskMetrics' 2004 Stock Option Plan and ISS' Equity Incentive Plan, which we collectively refer to as our Stock Incentive Plans;

  •
  347,821 shares of restricted stock which could potentially vest over the next three years;

  •
  1,523,500 options to be granted to our employees immediately prior to the consummation of this offering, including an aggregate of 1,011,500 options related to 2007 compensation for certain employees and an aggregate of 512,000 options for all full time employees, representing a one-time grant of 500 options to each of our employees, at an estimated exercise price of $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus; and

  •
  2,747,186 shares of common stock reserved for future issuance under our Stock Incentive Plans.

        On May 1, 2007, we effected a 2.5 to 1 stock split. Except where indicated otherwise, all share numbers included in this prospectus have been adjusted to reflect this stock split.

Summary Consolidated Financial Information and Other Data

        The summary consolidated statements of operations data presented for each of the years ended December 31, 2004, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2005 and 2006 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the summary consolidated balance sheet data as of December 31, 2002, 2003 and 2004 were derived from our audited consolidated financial statements which are not included in this prospectus. The summary consolidated unaudited statements of operations data presented for the nine months ended September 30, 2006 and 2007 and the summary consolidated balance sheet data as of September 30, 2007 were derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year ending December 31, 2007. The as adjusted consolidated balance sheet data give effect to the sale by us of 9,964,184 shares of common stock in this offering at an assumed initial offering price of $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after applying the estimated net proceeds thereof, as if this offering was completed on September 30, 2007.

        On January 11, 2007, we acquired ISS and on August 1, 2007 we acquired CFRA. The consolidated statement of operations data for the nine months ended September 30, 2007 includes the impact of the acquisitions of ISS beginning on January 12, 2007 and CFRA beginning August 1, 2007. The consolidated statement of operations data for the prior periods does not include the impact of the acquisitions of ISS and CFRA. The information set forth below should be read in conjunction with the consolidated financial statements and "Management Discussion and Analysis of Financial Condition and Results Operations" included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
			(Amounts in thousands)
Revenues(1)	$29,579	$50,446	$71,699	$93,637	$101,236	$75,302	$172,674

Operating costs and expenses:
Costs of revenues	7,019	12,359	18,909	23,704	25,618	18,928	56,666
Research and development expenses	7,477	10,158	14,095	16,099	21,202	16,276	22,477
Selling and marketing expenses	10,020	10,827	13,222	12,257	14,977	10,812	25,329
General and administrative expenses	6,959	9,716	9,328	11,492	12,852	8,597	20,828
Depreciation and amortization of property and equipment	1,191	2,627	5,170	3,551	4,081	3,006	5,192
Amortization of intangible assets	—	659	1,079	2,713	770	770	13,728
Impairment of goodwill	—	—	—	361	—	—	—
Loss on disposal of property and equipment	—	119	1,659	1,577	15	15	2

Total operating costs and expenses(2)	32,666	46,465	63,462	71,754	79,515	58,404	144,222

Income (loss) from operations	(3,087)	3,981	8,237	21,883	21,721	16,898	28,452

Interest, dividend and investment income (loss), net	593	432	597	1,438	2,500	1,693	(26,198)

Income (loss) before provision (benefit) for income taxes	(2,494)	4,413	8,834	23,321	24,221	18,591	2,254
Provision (benefit) for income taxes	94	252	(1,048)	7,640	8,200	6,293	1,056

Net income (loss)	$(2,588)	$4,161	$9,882	$15,681	$16,021	$12,298	$1,198

Consolidated Balance Sheet Data

	As of December 31,						As Adjusted as of September 30, 2007(7)
						As of September 30, 2007
	2002	2003	2004	2005	2006
	(Amounts in thousands)
Cash and cash equivalents	$22,804	$7,634	$12,042	$10,966	$37,313	$23,017	$62,614
Short-term investments	2,763	24,095	46,453	69,296	68,071	—	—
Goodwill and intangibles, net	—	4,722	3,844	770	—	645,857	645,857
Total assets	39,444	59,699	89,833	115,293	136,947	767,535	802,950
Deferred revenue	17,782	31,322	45,996	53,744	58,842	104,875	104,875
Total debt, including current portion	—	—	—	—	—	438,500	313,500
Stockholders' equity	14,229	18,514	30,074	44,270	56,498	135,631	296,046

Other Financial and Operating Data

        The financial and operating data below sets forth supplementary information that we believe is useful for investors in evaluating our underlying operations:

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(Amounts in thousands, except for percentages)
Financial Data
Adjusted EBITDA(3)	$(1,896)	$7,542	$18,727	$30,085	$30,223	$23,576	$51,329

Net cash provided by operating activities	$6,496	$19,489	$31,115	$30,035	$36,082	$14,721	$17,261
Capital expenditures	(1,268)	(2,871)	(4,237)	(6,217)	(3,724)	(1,616)	(6,053)

Free cash flow(4)	$5,228	$16,618	$26,878	$23,818	$32,358	$13,105	$11,208

Operating Data
Annualized contract value (at period end)(5)	$29,821	$56,598	$77,660	$96,134	$101,686	$93,728	$240,913
Recurring revenue as a percentage of total revenue(6)	92.9%	93.3%	94.3%	94.2%	96.6%	96.0%	92.5%

Notes to Summary Consolidated Financial Information and Other Data

(1)
In March 2003, we acquired JPMorgan Advisory, Inc., an entity which primarily provided wealth management products and services to JPMorgan. In connection with the acquisition, we entered into a three year online services agreement under which we agreed to provide to JPMorgan a customer-specific set of Wealth Management products and services which were unrelated to our WealthBench product. This agreement was terminated as of April 30, 2006. Our results of operations reflect the revenues from the JPMorgan online services agreement through April 30, 2006. For the years ended December 31, 2003, 2004, 2005 and 2006, we derived $9.5 million, $13.0 million, $12.7 million and $4.3 million of revenue, respectively, from the JPMorgan online services agreement. We derived no revenue from the JPMorgan online services agreement in the nine months ended September 30, 2007.

(2)
In 2003 and 2004, we recorded stock-based compensation expense of $0.2 million and $2.6 million, respectively, based on Accounting Principles Board Opinion No. 25, Accounting for Stock Based

  Compensation for Employees. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R). As a result of this adoption, we recorded $3.6 million, $2.9 million and $4.0 million of stock-based compensation expense in the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively.

(3)
Adjusted EBITDA, as defined in our credit facilities, represents net income (loss) before interest expense, interest income, income tax expense (benefit), depreciation and amortization of property and equipment, amortization of intangible assets, non-cash stock-based compensation expense and extraordinary or non-recurring charges or expenses. It is a material metric used by our lenders in evaluating compliance with the maximum consolidated leverage ratio covenant in our credit facilities. The maximum consolidated leverage ratio covenant, as defined in our credit facilities, represents the ratio of total indebtedness as compared to Adjusted EBITDA, and can not exceed a maximum ratio range which declines from 8.50 to 3.00 over the life of the credit facilities. Non-compliance with this covenant could result in us being required to immediately repay our outstanding indebtedness under our credit facilities, which amounted to approximately $438.5 million as of September 30, 2007. Adjusted EBITDA is also a metric used by management to measure operating performance and for planning, including preparation of annual budgets, analyzing investment decisions and evaluating profitability.

  We also present Adjusted EBITDA as a supplemental performance measure because we believe that this measure provides our board of directors, management and investors with additional information to measure our performance, provide comparisons from period to period by excluding potential differences caused by variations in capital structure (affecting interest expense), tax position (such as the impact on periods of changes in effective tax rates or net operating losses), the age and book depreciation of fixed assets (affecting relative depreciation expense), acquisitions (affecting amortization expense) and compensation plans (affecting stock-based compensation expense).

  Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity.

  We understand that, although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

  •
  Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

  The table below sets forth a reconciliation of Adjusted EBITDA to net income (loss) on our historical results:

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(Amounts in thousands)
Net income (loss)	$(2,588)	$4,161	$9,882	$15,681	$16,021	$12,298	$1,198
Interest (income) expense, net	(593)	(432)	(597)	(1,438)	(2,500)	(1,693)	26,198
Income tax (benefit) expense	94	252	(1,048)	7,640	8,200	6,293	1,056
Depreciation and amortization of property and equipment	1,191	2,627	5,170	3,551	4,081	3,006	5,192
Amortization of intangible assets	—	659	1,079	2,713	770	770	13,728
Stock-based compensation(a)	—	156	2,582	—	3,636	2,887	3,955
Impairment of goodwill(b)	—	—	—	361	—	—	—
Loss on disposal of property and equipment(c)	—	119	1,659	1,577	15	15	2

Adjusted EBITDA	$(1,896)	$7,542	$18,727	$30,085	$30,223	$23,576	$51,329

  (a)
  In 2003 and 2004, stock-based compensation expense was recorded in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Compensation to Employees. We adopted SFAS 123(R) on January 1, 2006 utilizing the modified prospective transition method and recorded stock-based compensation expense for all share-based payments granted or vested subsequent to December 31, 2005.

  (b)
  Represents impairment of goodwill during the year ended December 31, 2005. This is defined as a non-recurring item within our credit facilities.

  (c)
  Represents the write-off of furniture and equipment during the years ended December 31, 2003, 2004, 2005, 2006 and the nine month periods ended September 30, 2006 and 2007, respectively. This is defined as a non-recurring item within our credit facilities.

(4)
We define free cash flow as cash provided by operating activities less capital expenditures. Our management uses free cash flow, and we present it to investors, because it is an important measure of the cash generation of our business and our ability to repay indebtedness and invest in our business.

(5)
We define annualized contract value as the aggregate value, on an annualized basis, of all recurring subscription contracts in effect on a reporting date. We included the value of the JPMorgan online services agreement for purposes of calculating annualized contract value, which amounted to $11.8 million for the years ended December 31, 2003, 2004 and 2005. The contract terminated in April 2006 and was therefore not included in annualized contract value at December 31, 2006 or September 30, 2006 and 2007.

(6)
We define recurring revenue as a percentage of total revenue as revenue from subscription contracts divided by total revenue during the applicable period.

(7)
We made adjustments to the September 30, 2007 historical balance sheet to reflect:

(i)
The issuance and sale by us of 9,964,184 shares of common stock pursuant to this offering based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(ii)
Estimated offering costs of $14.9 million, including expenses of the offering incurred by us, which are estimated to be $3.3 million.

  (iii)
  The prepayment of $125.0 million of indebtedness outstanding under our second lien term loan facility plus a prepayment penalty of $1.25 million due in accordance with our second lien term loan facility.

  (iv)
  A $0.3 million loss on the partial settlement of an interest rate swap due to the prepayment of our second lien term loan facility.

  (v)
  A $2.5 million write-off of debt issuance costs related to the prepayment of our second lien term loan facility.

Summary Pro Forma Financial Information and Other Data

        The pro forma financial information for the year ended December 31, 2006 and for the nine months ended September 30, 2006 and 2007 was prepared as though ISS had been acquired on January 1, 2006. The pro forma as adjusted financial information for the year ended December 31, 2006 and the nine-month periods ended September 30, 2006 and 2007 give further effect to the sale by us of 9,964,184 shares of common stock in this offering at an assumed initial offering price of $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the estimated net proceeds thereof as if this offering was completed on January 1, 2006. See "Unaudited Pro Forma Statements of Operations." The pro forma financial information does not give effect to our acquisition of CFRA for periods prior to August 1, 2007 since it is not considered a significant subsidiary under applicable SEC regulations. The results of operations of CFRA are included in ISS's historical results and, accordingly, in our pro forma results of operations beginning on August 1, 2007.

	Year ended December 31, 2006			Nine months ended September 30, 2006		Nine months ended September 30, 2007
	Pro Forma		Pro Forma As Adjusted	Pro Forma	Pro Forma As Adjusted	Pro Forma		Pro Forma As Adjusted
	(Amounts in thousands)
Revenues	$204,505		$204,505	$151,876	$151,876	$176,001		$176,001

Operating costs and expenses:
Costs of revenues	65,551		65,551	49,035	49,035	59,016		59,016
Research and development expenses	27,272		27,272	20,921	20,921	23,074		23,074
Selling and marketing expenses	30,705		30,705	23,095	23,095	26,152		26,152
General and administrative expenses	29,530		29,530	20,588	20,588	34,526		34,526
Depreciation and amortization of property and equipment	6,114		6,114	4,531	4,531	5,394		5,394
Amortization of intangible assets	19,101		19,101	14,518	14,518	14,269		14,269
Loss on disposal of property and equipment	15		15	15	15	2		2

Total operating costs and expenses(1)	178,288	(2c)	178,288	132,703	132,703	162,433	(2c)	162,433

Income from operations	26,217		26,217	19,173	19,173	13,568		13,568

Interest, dividend and investment income (loss), net	(34,221)		(19,768)	(25,652)	(14,853)	(27,291)		(16,282)

Income (loss) before income taxes	(8,004)		6,449	(6,479)	4,320	(13,723)		(2,714)
Provision (benefit) for income taxes	(3,202)		2,580	(2,592)	1,728	(5,489)		(1,086)

Net income (loss)	$(4,802)		$3,869	$(3,887)	$2,592	$(8,234)		$(1,628)

Other Financial and Operating Data

  The table below sets forth our pro forma Adjusted EBITDA, annualized contract value and recurring revenue as a percentage of total revenue (as defined in the notes below):

	Year ended December 31, 2006	Nine months ended September 30, 2006	Nine months ended September 30, 2007
	Pro Forma	Pro Forma	Pro Forma
	(Amounts in thousands, except for percentages)
Financial Data
Adjusted EBITDA(2)	$57,954	$42,485	$52,210
Operating Data
Annualized contract value(3)	$191,624	$183,740	$240,913
Recurring revenue as a percentage of total revenue(4)	91.1%	90.9%	92.5%

Notes to Summary Pro Forma Financial Information and Other Data

(1)
On January 1, 2006, we adopted SFAS 123(R). As a result of this adoption, we recorded $5.5 million, $4.2 million and $4.0 million of stock-based compensation expense in the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively.

(2)
The table below sets forth a reconciliation of Adjusted EBITDA to net income (loss) for our pro forma results:

	Year ended December 31, 2006		Nine months ended September 30, 2006		Nine months ended September 30, 2007
	Pro Forma	Pro Forma As Adjusted	Pro Forma	Pro Forma As Adjusted	Pro Forma	Pro Forma As Adjusted
	(Amounts in thousands)
Net income (loss)	$(4,802)	$3,869	$(3,887)	$2,592	$(8,234)	$(1,628)
Interest (income) expense, net(d)	34,221	19,768	25,652	14,853	27,291	16,282
Income tax expense (benefit)	(3,202)	2,580	(2,592)	1,728	(5,489)	(1,086)
Depreciation and amortization of property and equipment	6,114	6,114	4,531	4,531	5,394	5,394
Amortization of intangible assets	19,101	19,101	14,518	14,518	14,269	14,269
Stock-based compensation(a)	5,451	5,451	4,248	4,248	3,955	3,955
Loss on disposal of property, plant and equipment(b)	15	15	15	15	2	2
Acquisition-related expenses(c)	1,056	1,056	—	—	15,022	15,022

Adjusted EBITDA	$57,954	$57,954	$42,485	$42,485	$52,210	$52,210

  (a)
  We adopted SFAS 123(R) on January 1, 2006 and recorded stock-based compensation expense for all share-based payments granted or vested subsequent to December 31, 2005.

  (b)
  Represents the write-off of furniture and equipment during the year ended December 31, 2006 and the nine month periods ended September 30, 2006 and 2007, respectively. This is defined as a non-recurring item within our credit facilities.

  (c)
  Total operating costs and expenses for ISS include non-recurring expenses associated with the ISS acquisition, which constitute non-recurring items as defined in our credit facilities. These costs were incurred by ISS prior to the acquisition and include the following:

	Year Ended December 31, 2006	January 1, 2007 - January 11, 2007
Operating costs and expenses:
Costs of revenues	$18	$867
Research and development expenses	—	226
Selling and marketing expenses	5	281
General and administrative expenses	1,033	13,648

Total Non-recurring expenses	$1,056	$15,022

        Non-recurring expenses for the year ended December 31, 2006 consist of: legal costs of $0.8 million and other charges of $0.3 million. Non-recurring expenses for the period of January 1, 2007 through January 11, 2007 consist of: a transaction fee of $6.7 million, non-cash stock based compensation of $3.0 million and cash compensation and other charges of $5.3 million.

(3)
We define our annualized contract value as the aggregate value, on an annualized basis, of all recurring subscription contracts in effect on a reporting date.

(4)
We define recurring revenue as a percentage of total revenue as revenue from subscription contracts divided by total revenue during the applicable period.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the events highlighted in the following risks actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risk Factors Related to our Business and Industry

We may experience difficulty in completing the integration of our recent acquisitions of ISS and CFRA into our operations, and we may not realize the anticipated benefits of the acquisitions.

        Our acquisition of ISS, which was consummated on January 11, 2007, and our acquisition of CFRA, which was consummated on August 1, 2007, each involve a number of special risks, including the following:

  •
  Diversion of management's attention from our core businesses.  The process of integrating our recent acquisitions into our business has required and will continue to require a significant amount of attention from our senior management. The integration of each of ISS and CFRA is currently on-going. Our senior management team's attention may be distracted from our core businesses if we are unable to timely and effectively complete the integration process. In the event that the continuing integration process distracts our senior management team from continuing to build our core businesses, our ability to continue our recent growth could be materially and adversely impacted.

  •
  Our inability to effectively integrate our product and service offerings and sales force.  One of our growth strategies is to leverage our combined sales force to offer more complete risk management products and services to our combined client base. The integration of our sales force is currently ongoing. If we are unable to timely and effectively integrate our product and service offerings and sales force, we will not be able to execute this growth strategy and our ability to grow our businesses may be materially impaired.

  •
  Our inability to integrate the technology, information systems and other processes of the acquired businesses.  The successful integration of ISS and CFRA into our company will require the consolidation of their technology, information systems and other processes with our systems and processes. The process is currently on-going and may ultimately prove to be costly and time-consuming. Additionally, we will need to scale these systems and processes to match our continued growth. If we underestimate the expense and time required to complete the integration process or if we are unable to effectively expand these systems and processes as we grow our businesses, we may not be able to effectively execute our business strategies and our results of operations could be materially and adversely impacted.

  •
  Managing a much larger combined business, including implementing adequate internal controls and maintaining our distinct corporate culture.  We have experienced significant growth in the scope of our operations and the number of our employees. This growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources and may dilute our distinct corporate culture which we believe is critical to our ability to keep pace with evolving financial markets. Maintaining our distinct corporate culture and establishing consistent internal controls and procedures in the face of our significant growth requires a significant amount of time and attention from our senior management. In addition, we must continue to improve our operational, financial, management, legal and compliance processes and information systems to keep pace with the growth of our business. If we are unable to maintain an appropriate set of internal controls and systems across our organization or maintain our distinct corporate culture as we continue to grow, our results of operations may be materially and adversely impacted.

  •
  Inability to effectively manage new business lines. As a result of the acquisitions of ISS and CFRA, we have entered into corporate governance and specialized financial research markets in which we had not previously operated. Our senior management may not have sufficient experience in managing operations in these new markets or may not be able to effectively manage these new business lines. If we are unable to effectively manage and grow the acquired businesses, our results of operations could be materially and adversely impacted.

  •
  The loss of key employees of the acquired businesses.  Since the consummation of the ISS acquisition, some members of the ISS management team, including its former chief executive officer, have left our company. Richard Leggett, the chief executive officer of CFRA prior to its acquisition, has recently become head of our ISS business, and we have filled other openings at ISS through internal promotion. The success of these newly appointed members of our management team will be a significant factor in our ability to successfully recoup our investment and expand the acquired business. If we lose additional key employees of the acquired businesses or if we fail to attract qualified personnel to meet our needs, our ability to continue to grow our businesses may be materially and adversely impacted.

These challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. In addition, we may acquire other businesses. In the event that we consummate such transactions, we may be subject to risks similar to those which we encounter as a result of our acquisitions of ISS and CFRA.

We have incurred significant indebtedness which could affect our ability to finance our operations, pursue desirable business opportunities or successfully run our businesses in the future.

        We borrowed $425.0 million in connection with our acquisition of ISS. This indebtedness is secured and guaranteed by us and most of our subsidiaries. Following the completion of this offering and the application of the net proceeds, we will continue to have significant debt service costs. The annual cost to service this indebtedness has been approximately $35.6 million of cash interest costs and approximately $3.0 million of annual required principal repayments, plus an additional annual prepayment generally equal to fifty percent of our excess cash flow (as such term is defined in the credit facility agreements) for such year. We are also required to make certain prepayments of this indebtedness in the event that we issue or incur additional indebtedness or sell specified assets. This indebtedness has created substantial demands upon our available cash to pay principal and interest. Our leverage and debt service obligations could have important consequences to you, including the following:

  •
  The terms of the indebtedness obligations that we have incurred contain numerous restrictive covenants which, among other things, restrict our ability to pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments, incur additional indebtedness or issue preferred stock, make investments, enter into transactions with affiliates and sell assets or merge with or into other companies or otherwise dispose of all or substantially all of our assets. In addition, we are required to satisfy and maintain specified financial ratios and tests. If we do not comply with these obligations, we may cause an event of default which, if not cured or waived, could require us to repay the indebtedness immediately.

  •
  We may be vulnerable in the event of downturns and adverse changes in our businesses, in our industries, or in the economy generally, due to our increased debt service.

  •
  We may have difficulty obtaining additional financing, if necessary, at favorable interest rates or at all, to meet our requirements for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

  •
  We are required to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which will reduce the amount of funds available for operations, capital expenditures and future acquisitions.

We require highly trained and skilled management and other key employees to maintain and expand our analytical models, proxy voting recommendations and other important aspects of our product and service offerings.

        Our strategic direction and growth, as well as the development, maintenance and support of our products and services, are dependent upon the knowledge, experience and ability of our highly skilled, educated and trained employees. The members of our research and development and operations groups have, in many cases, advanced degrees and backgrounds in quantitative disciplines, including physics, engineering and economics, and use their experience and expertise to design product and service enhancements. In addition, the members of ISS' policy board use their experience and expertise in policy formation to ensure that ISS' voting policies are developed and applied within a framework of corporate governance best practices. Other ISS employees have extensive experience in the process and mechanics of voting proxies. The success of our business depends to a significant extent upon the continued service of our executive officers and other key management, research, sales and marketing, information technology and other technical personnel. In particular, Ethan Berman, our chief executive officer and a key participant in the formulation of our growth strategy to date, has been instrumental to our success. The loss of Mr. Berman could have a serious negative effect on the future development of our business, particularly if we are not able to implement an effective succession plan. We do not have employment agreements with any of our executive officers.

        We believe that success in our business will continue to be based upon the strength of our intellectual capital. Consequently, we must hire and retain employees with the technical expertise and industry knowledge necessary to continue to develop our services and effectively manage our growing sales and marketing organization to ensure the growth of our operations. The market for highly skilled employees remains very competitive and we compete for talent with some of the largest and best-capitalized financial institutions and corporations in the world.

        If we are unable to retain and recruit a sufficient number of these employees at all levels, our ability to maintain and grow our business could be negatively impacted.

We face competition that may cause price reductions or loss of market share.

        We are subject to competitive conditions in all aspects of our business. We are one of the largest providers of outsourced multi-asset class market risk management and the largest provider of outsourced proxy research and voting services. The competitive landscape for multi-asset class risk management and corporate governance and financial research and analysis products and services is characterized by a limited number of competitors. ISS competes with firms such as Broadridge (formerly ADP Proxy Services) (which provides proxy voting services), Glass, Lewis & Co. (which provides research, voting recommendation and voting execution services) and Proxy Governance, Inc. (which provides research, voting recommendation and voting execution services). ISS also competes with local niche proxy voting and research providers in certain international markets. In addition, RiskMetrics competes with firms such as Bear Stearns' Bear Measurisk unit, BlackRock Inc.'s BlackRock Solutions unit, DST Systems Inc., Fimalac S.A.'s Algorithmics unit, Moody Corporation's KMV unit, MSCI Inc.'s Barra unit and SunGard Data Systems Inc. We also face competition from:

  •
  the in-house operations of the businesses we seek as clients;

  •
  other general and specialized proxy reporting and business information services providers; and

  •
  other information and professional service providers.

        Intense competition could harm us by causing, among other things, price reductions, reduced margins and loss of market share. We could further be required to reduce the fees we charge clients as a result of competitive pressure, which could result in lower revenues and profitability.

Our ability to compete, succeed and generate profits depends, in part, on our ability to obtain data from third-party vendors on commercially reasonable terms.

        We currently obtain data for use in our products and services from a number of third-party vendors. Termination of one or more of our significant data agreements or exclusion from, or restricted use of a data provider's information could decrease the available information for us to use and offer our clients and may have a material adverse effect on our business, financial condition or results of operations. In addition, ISS relies on our data feed agreement with Broadridge, formerly ADP Proxy Services, which allows for many ballots to be received and proxy votes to be made electronically, minimizing the manual aspects of the proxy voting process and limiting the risk of error inherent in the manual process. If our data feed agreement with Broadridge was terminated, we would have to incur significant expenses in order to input our clients' voting instructions directly into Broadridge's proprietary electronic voting systems and our business and results of operations would be materially adversely affected. Since we also compete with Broadridge in some markets with respect to providing certain aspects of proxy voting services, Broadridge may have an incentive not to renew our data feed agreement when its initial term expires or to offer renewal terms which we may deem unreasonable.

        Some of our competitors could enter into exclusive contracts with our data suppliers. If our competitors enter into such exclusive contracts, we may be precluded from receiving certain data from these suppliers or restricted in our use of such data, which would give our competitors an advantage. Such exclusive contracts would hinder our ability to provide our clients with the data they prefer, which could lead to a decrease in our client base and could have a material adverse effect on our business, financial condition or results of operations.

        In addition, some data suppliers may seek to increase licensing fees for providing their content to us. If we are unable to renegotiate acceptable licensing arrangements with these data suppliers or find alternative sources of equivalent content, we may be required to reduce our profit margins or experience a reduction in our market share.

Any perceived conflicts of interest resulting from providing products and services to institutional investors in addition to proxy voting recommendations, or providing products and services to corporations which are the subject of our proxy recommendations or other analytical products and services could harm our reputation and business.

        ISS' institutional clients rely on us to provide them with informed vote recommendations, benchmark proxy voting guidelines and unbiased analyses of companies' environmental, social and governance attributes. The institutional clients of both our RiskMetrics and ISS businesses, particularly hedge funds and more active institutional investors, may have material economic and other interests in the corporations on which we provide proxy analyses and ratings or which are the subject of our financial research and analysis products and services. In some cases these institutional clients pay us a significant amount of money for RiskMetrics or ISS products and services and, accordingly, there may be a perception that we might advocate a particular position or provide research that supports a particular conclusion with respect to a corporation in order to satisfy the unique economic or other interests of a particular institutional client. As a result, institutional clients, competitors and other market participants could raise questions about our ability to provide unbiased services, which could harm our reputation.

        Through our ISS Corporate Services subsidiary, we provide products and services to corporate clients who often use our services to learn about and improve their governance practices. Accordingly, there may be a perceived conflict of interest between the services we provide to institutional clients and the services, including our Compensation Advisory Services, provided to certain corporate clients. For example, when we provide corporate governance services to a corporate client and at the same time provide proxy vote recommendations to institutional clients regarding that corporation's proxy items, there may be a perception that we may treat that corporation more favorably due to its use of our services.

        The safeguards that we have implemented may not be adequate to manage these apparent conflicts of interest, and clients or competitors may question the integrity of our services. In the event that we fail to adequately manage these perceived conflicts of interest, we could incur reputational damage, which could have a material adverse effect on our business, financial condition and operating results.

Our businesses rely heavily on electronic delivery systems and the Internet and any failures, disruptions or slowdowns may adversely affect our ability to serve our clients.

        Technological factors may affect our ability to deliver our products and services to our clients. We depend heavily on the capacity, reliability and security of our electronic delivery systems and the Internet. Access to our products and services, and to data for our products and services, via the Internet involves security, availability, architectural compatibility and reliability risks. Our ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. If failures, disruptions or slowdowns of our electronic delivery systems or the Internet occur, our ability to distribute our products and services effectively and to serve our clients may be adversely affected. If our products and services or the technology foundations upon which they are built and delivered, have design or implementation flaws, or otherwise malfunction and cause harm to clients or third parties, claims may be brought against us.

Our revenues and earnings depend substantially upon conditions in the financial services industry, and a significant or prolonged downturn in the financial services industry could decrease demand for our products and services.

        Our revenues are principally derived from the provision of risk management and corporate governance products and services to the financial services industry. Any downturn in the financial services industry or the global financial markets could decrease demand for our products and services and negatively impact our financial condition. For example, a prolonged downturn in the global financial markets could cause a number of our clients and potential clients to go out of business or search for lower cost alternatives to our products and services.

        Similarly, we are exposed to other market trends in the financial services industry. Consolidation in the financial services industry could reduce our existing client base and the number of potential clients. This may negatively impact our ability to generate future growth and may reduce demand for our products and services, which could have a material adverse effect on our business, financial condition or results of operations.

Changes in the legislative, regulatory and corporate environments in which our clients operate may adversely impact our financial results.

        ISS' historical growth has been due, in large part, to increased regulatory requirements, highly visible corporate scandals, increased shareholder activism and corporate chief executive officers and boards of directors that are increasingly concerned about, and responsive to, shareholder concerns. To the extent that any of these trends change, the demand for our products and services could be reduced, and this could have a material adverse effect on our business, financial condition or results of operation. In addition, beginning with the 2004 publication of International Convergence of Capital Measurement and Capital Standards: A Revised Framework, or Basel II, which created an international standard for risk management at banks, and continuing with the adoption of Undertakings for Collective Investment in Transferable Securities, or the UCITS III directives, which require European Union member countries to adopt policies governing investment managers' risk practices, a portion of the growth of RiskMetrics has been due to regulatory requirements. To the extent these regulations change or are not extended to other markets, our business, financial condition and results of operation could be materially adversely affected.

Changes in government regulations relating to our business could materially adversely affect our financial condition or results of operations.

        The financial services industry is subject to extensive regulation at the federal and state levels, as well as by foreign governments. It is very difficult to predict the future impact of the legislative and regulatory requirements affecting our business and our clients' businesses. In particular, as a registered investment advisor, our ISS subsidiary is subject to the requirements and regulations of the Investment Advisers Act of 1940. The Investment Advisers Act relates to, among other things, fiduciary duties, recordkeeping and reporting requirements, disclosure requirements, limitations on agency and principal transactions between an advisor and advisory clients, as well as general anti-fraud prohibitions. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets around the world. In addition, we may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. The introduction of any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

Our products and services support the proxy voting and risk analysis processes of clients. Consequently, we may be exposed to potential liability claims brought by our clients or third parties as a result of the operational failure of our products and services.

        Our products and services support the proxy voting and risk analysis processes of clients. If we were to fail to provide the services provided for in our client contracts, we could be required to provide credits to our clients and in some cases we may be subject to contractual penalties. In addition, our client agreements generally have provisions designed to limit our exposure to potential liability claims brought by our clients or other third parties based on the operational failure of our products and services. However, these provisions could be invalidated by unfavorable judicial decisions or by federal, state, foreign or local laws. Any such claim, even if the outcome were to be ultimately favorable to us, could involve a significant commitment of management, personnel, financial and other resources.

Any failure to ensure and protect the confidentiality of client data could adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

        Many of our products and services involve the exchange of information with our clients through a variety of media, including the Internet. We rely on a complex network of process and software controls to protect the confidentiality of client data, such as client portfolio data that may be provided to us or hosted on our systems. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in implementation of our internal controls, client data could be misappropriated. Such internal control inadequacies could damage our reputation, expose us to litigation and have a material adverse effect on our business, financial condition or results of operations.

We have engaged in hedging transactions and may engage in other hedging transactions which involve risks that could have a materially adverse effect on our financial condition or results of operations.

        In February 2007, we entered into two interest rate swap agreements to reduce our interest rate risk and to manage interest expense, and we may engage in similar transactions in the future. As of September 30, 2007, the interest rate swaps had notional amounts of $317.6 million and a fair value liability of $4.2 million. Our interest rate swaps effectively changed a portion of our variable-rate debt obligations pursuant to our credit facilities to fixed-rate debt obligations. Interest rate caps effectively limit the maximum interest on variable-rate debt obligations. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. In addition, a counterparty to a derivative instrument could default on its obligation thereby exposing us to credit risk. Further, we may have to repay certain costs, such as transaction fees or brokerage costs, if a derivative instrument is terminated by us. Finally, our interest rate risk management activities could expose us to substantial losses if interest rates move materially differently from our expectations. As a result, our economic hedging activities may not effectively manage our interest rate sensitivity or have the desired beneficial impact on our financial condition or results of operations.

Operations outside the United States involve certain risks which may adversely affect our ability to grow our business outside the United States.

        A significant portion of our business is conducted outside the United States. For the nine months ended September 30, 2007, approximately 37% of our revenues were generated from sales to clients outside of the Americas. In addition, as of September 30, 2007, approximately 33% of our combined employee base was located in our offices outside of the United States. As a result, we are subject to certain risks inherent in doing business in some jurisdictions outside the United States, including the following:

  •
  Challenges in establishing local presence.  In order to continue to expand our growth outside the United States, we must establish and maintain a local presence of sales, distribution and customer service by establishing local offices throughout the world. If we do not successfully establish these offices and continue to attract and retain local employees, our ability to expand outside the United States may be impaired.

  •
  Difficulty in maintaining products and services that are tailored to the needs of local clients.   In order to penetrate markets outside of the United States, we must provide a suite of products and services that fit the needs of the local market. If we do not appropriately tailor our products and services to the local market, we may be unable to effectively grow sales of our products and services outside of the United States.

  •
  Difficulty maintaining and monitoring effective and consistent internal policies and procedures around the world.  When we establish local offices and hire local employees, we must maintain consistent internal policies and procedures across our offices. The various jurisdictions in which we establish offices from time to time may have differing rules and regulations affecting our operations. Consequently, it may be difficult for us to maintain consistent employee policies and procedures across our organization. If we are unable to effectively maintain and monitor consistent policies and procedures while simultaneously complying with applicable local rules and regulations, our ability to continue to grow our business and maintain our distinct corporate culture may be impaired.

  •
  Lack of local acceptance or knowledge of our products and services.  Demand for our products and services is still nascent in many parts of the world. Many countries have not fully developed laws and regulations regarding risk management procedures or corporate governance and, in many cases, institutions in these countries have not developed widely accepted best practices regarding the same. There can be no assurance that demand for our products and services will develop in these countries.

        These risks could affect our ability to continue to expand our business outside the United States, which may adversely affect our ability to increase our revenues and to service non-U.S. clients.

Risk Factors Related to this Offering

There has been no prior public market for our common stock, the initial public offering price of our common stock will be determined through negotiations between us and the representatives of the underwriters and an active trading market in our stock may not develop or be sustained.

        Prior to this offering, there has been no public market for our common stock. An active trading market in our common stock may not develop or be sustained after this offering. Although our common stock has been approved for listing on the New York Stock Exchange, we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market for our stock. The initial public offering price of our common stock will be determined through negotiations between us and the representatives of the underwriters and thus may not be indicative of the market price for our common stock after this offering. Consequently, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

        In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of shares of our common stock by our affiliates and other stockholders, including 43,801,305 shares owned by our existing stockholders following this offering, or by us may adversely affect the price and the future exercise of options may lower the price of shares of our common stock.

        Upon closing of this offering, we will have 57,801,305 shares of common stock outstanding (59,901,305 shares if the underwriters' overallotment option is exercised in full). Of these shares, 19,136,239 shares of common stock will be owned by existing non-affiliated stockholders and will be freely tradable without restriction or further registration under the Securities Act, excluding the effect of any contractual lock-up agreements or purchases, if any, of shares of our common stock by our existing stockholders in this offering. The remaining 38,870,569 shares of common stock owned by existing stockholders who may be deemed to be "affiliates" as such term is defined in the Securities Act and related rules, will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. In addition, shares held by our employees may be subject to forfeiture or contractual lock-up periods. See "Shares Eligible for Future Sale."

        We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, may have on the trading price of our common stock. Future sales of shares of our common stock by our existing stockholders and other stockholders or by us, or the perception that such sales may occur, could adversely affect the market price of shares of our common stock and may make it more difficult for you to sell your shares of our common stock at a time and price that you determine appropriate.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        We expect the initial public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $24.01 in net tangible book value per share from the price you paid, based on an assumed initial offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus). The exercise of outstanding options will result in further dilution. For a further description of the dilution you will experience immediately after this offering, see the section entitled "Dilution."

Upon closing of this offering, our principal stockholders will own 63.32% of our outstanding common stock. Consequently, our principal stockholders will still have the ability to significantly influence our business, which may be disadvantageous to other stockholders and adversely affect the price of our shares of common stock.

        Upon closing of this offering, Ethan Berman, our chief executive officer and a director, investment entities affiliated with General Atlantic LLC, investment entities affiliated with Spectrum Equity Investors IV, L.P. and investment entities affiliated with TCV V, L.P. will, collectively, beneficially own approximately 63.32% of our outstanding shares of common stock (61.15% if the underwriters' over-allotment option is exercised in full). As a result, these stockholders, if they act together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. These stockholders may have interests that are different from other investors. Additionally, we have been informed by TCV V, L.P., one of our stockholders, that they and entities affiliated with them currently intend to purchase from the underwriters shares of our common stock with an aggregate purchase price of up to $10 million in this offering at the initial public offering price, which would further increase the amount of shares of our common stock held by our principal stockholders.

        Our officers, directors and principal stockholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other stockholders. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management. This concentration could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal stockholders and the price of our shares of common stock could be adversely affected.

A portion of the net proceeds of this offering will be received by affiliates of certain of the underwriters. This may present a conflict of interest.

        We intend to use a portion of the net proceeds from this offering to repay outstanding indebtedness under our credit facilities. Given that affiliates of Banc of America Securities LLC are also lenders under the credit facilities, their share of the repayment of these loans combined with their underwriting discounts and commissions from this offering will exceed 10% of the net proceeds of this offering. As such, Banc of America Securities LLC may be deemed to have a "conflict of interest" under Rule 2710(h) of FINRA's Conduct Rules, as it may have an interest in the successful completion of this offering in addition to the underwriting discounts and commissions it would receive.

        We have engaged Goldman, Sachs & Co. as a "qualified independent underwriter" in accordance with FINRA Rule 2720, and the shares may not be offered at a price higher than that agreed to by Goldman, Sachs & Co. based on its independent due diligence investigations of the Company. See "Underwriting." We cannot assure you that the use of a qualified independent underwriter will be sufficient to eliminate any actual or potential conflicts of interest.

ABOUT THIS PROSPECTUS

        References to our "clients" include each business unit, division or wholly-owned subsidiary of a parent company which has entered into a separate customer contract with us. References to "pro forma" financial information refers to financial information that gives effect to the acquisition of ISS and related financing as if they had occurred on January 1, 2006. The pro forma financial information does not give effect to our acquisition of CFRA for periods prior to August 1, 2007 since it is not considered a significant subsidiary under applicable SEC regulations. The results of operations of CFRA are included in ISS's historical results and, accordingly, in our pro forma results of operations beginning on August 1, 2007. A full discussion of the adjustments made to our U.S. GAAP financial information to arrive at the pro forma information is provided in this prospectus under the heading "Unaudited Pro Forma Statements of Operations," beginning on page 32.

        In this prospectus, amounts are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, except as otherwise indicated.

        We own or have rights to use trademarks, trade names and service marks that we use in conjunction with the operation of our business, including, but not limited to: CGQ, CreditManager, DataMetrics, Governance Analytics, HedgePlatform, RiskManager, RiskMetrics and WealthBench. All other trademarks, trade names and service marks included in this prospectus are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus contains forward looking statements. These forward looking statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

        These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth in "Risk Factors." We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission (the SEC) completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

        The market data and other statistical information used throughout this prospectus are based on independent industry publications. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published independent sources. None of the independent industry publications referred to in this prospectus was prepared on our or our affiliates' behalf or at our expense. Some of the independent industry publications referred to in this prospectus are copyrighted and, in such circumstances, we have obtained permission from the copyright owners to refer to such information in this prospectus.

        In particular, the Gartner Reports described in this prospectus represent data, research, opinions or viewpoints published, as part of a syndicated subscription service available only to clients, by Gartner, Inc., which we refer to as Gartner, and are not representations of fact. We have been advised by Gartner that each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. Gartner is not responsible, nor shall it have any liability, to us or to any reader of this prospectus for errors, omissions or inadequacies in, or for any interpretations of, or for any calculations based upon data contained in, the Gartner Reports, or any excerpts thereof.

        The discussion above does not disclaim in any manner our responsibilities with respect to the disclosures contained in this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $164.4 million, based on an assumed public offering price of $18.00, the midpoint of the range set forth on the cover of this prospectus, after payment of underwriters' discounts and commissions and our payment of the expenses of this offering estimated to be $3.3 million. We intend to use our proceeds from this offering as follows:

  •
  To fully prepay the $125.0 million of indebtedness outstanding under our second lien term loan facility. The interest rate currently applicable to the second lien term loan facility is equal to LIBOR plus 5.50%. The indebtedness outstanding under our second lien term loan facility is scheduled to mature on July 11, 2014 and was incurred in connection with our acquisition of ISS. In connection with our prepayment of amounts outstanding under the second lien term loan facility, we will pay a prepayment premium equal to one percent of such repayment, or $1.25 million.

  •
  The remainder, for general corporate purposes, including working capital.

        Banc of America Securities LLC and Credit Suisse Securities (USA) LLC acted as joint lead arrangers for our credit facilities. Bank of America, N.A. acted as administrative agent for our credit facilities. Affiliates of Banc of America Securities LLC and Credit Suisse Securities (USA) LLC are lenders under our existing credit facilities and affiliates of Banc of America Securities LLC will receive part of the proceeds, which we intend to use to repay a portion of our outstanding indebtedness under our second lien term loan facility.

        We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

        A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $9.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

        Our board of directors currently does not intend to declare dividends or make any other distributions to our stockholders. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in our credit facilities, capital requirements and other factors.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007 on an actual basis and on an as adjusted basis giving effect to:

  •
  the sale of 9,964,184 shares of common stock in this offering at an assumed initial price to the public of $18.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses; and

  •
  the full repayment of $125.0 million of indebtedness outstanding under our second lien term loan facility.

        You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(Amounts in thousands)
Cash and cash equivalents	$23,017	$62,614	(1)

Debt:
First lien revolving credit facility	$15,000	$15,000	(1)
First lien term loan facility	298,500	298,500
Second lien term loan facility	125,000	—

Total debt	438,500	313,500

Stockholders' equity:
Common stock, $0.01 par value, 150,000,000 shares authorized, 47,729,824 shares issued and 47,583,399 outstanding on an actual basis: 57,694,008 shares issued and 57,547,583 shares outstanding on an as adjusted basis	477	577	(2)
Treasury stock, 146,425 shares	(1)	(1)
Additional paid-in capital	215,035	379,383
Accumulated other comprehensive loss	(4,943)	(4,943)
Accumulated deficit	(74,937)	(78,970	)(3)

Total stockholders' equity	135,631	296,046

Total capitalization	$574,131	$609,546

(1)
The $15.0 million outstanding under the first lien revolving credit facility was repaid in October and November of 2007 from existing cash provided by operations.

(2)
Does not include the exercise of 194,661 options to be exercised immediately prior to the consummation of the offering.

(3)
Accumulated deficit was increased by the following:

(i)
a prepayment penalty of $1.25 million due in accordance with our second lien term loan facility;

(ii)
a $0.3 million loss on the partial settlement of an interest rate swap due to the prepayment of our second lien term loan facility; and

(iii)
a $2.5 million write-off of debt issuance costs related to the prepayment of our second lien term loan facility.

        A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $9.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        If you invest in our shares of common stock in this offering, your ownership interest in us will be diluted to the extent of the differences between the initial public offering price per share and net tangible book value per share after this offering. Our net tangible book value as of September 30, 2007 is determined by subtracting the total amount of our liabilities as of September 30, 2007 from the total amount of our tangible assets as of September 30, 2007. Our net tangible book value per share as of September 30, 2007 is determined by dividing our net tangible book value as of September 30, 2007 by the number of shares of common stock outstanding as of September 30, 2007. Our net tangible book value as of September 30, 2007 was $(510.2) million, or $(10.72) per share, calculated as described above.

        After giving effect to the issuance in this offering of 9,964,184 shares of common stock by us at an assumed initial price to the public of $18.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and the application of our estimated net proceeds therefrom, and after deducting underwriting discounts and commissions and our estimated offering expenses, our net tangible book value as of September 30, 2007 would have been an aggregate of $(345.8) million, or $(6.01) per common share. This amount represents an immediate increase of $4.71 per share to our existing stockholders and an immediate dilution of $24.01 per share from the assumed initial price to the public of $18.00 per share to new investors purchasing shares in this offering. The table below illustrates this per share dilution:

Assumed initial price to the public per share		$18.00
Net tangible book value per share as of September 30, 2007	$(10.72)
Increase in net tangible book value per share attributable to this offering	4.71

Net tangible book value per share after this offering		(6.01)

Dilution per share to new investors		$24.01

        A $1.00 increase (or decrease) in the assumed initial offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (or decrease) the net tangible book value as of September 30, 2007 by approximately $9.3 million, or $0.16 per share of common stock and the dilution per share to new investors by $0.84 assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions.

        The table below sets forth, as of September 30, 2007, the number of our shares of common stock issued, the total consideration paid and the average price per share paid by our existing stockholders and our new investors, after giving effect to the issuance of 9,964,184 shares of common stock in this offering at an assumed initial price to the public of $18.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus:

	Shares Issued		Total Consideration
					Average Price Per Share
	Number	Percent(1)	Amount	Percent
Existing stockholders before this offering	47,729,824	82.7%	$215,512,300	54.6%	$4.52
New investors	9,964,184	17.3%	179,355,312	45.4%	$18.00
Totals	57,694,008	100.0%	$394,867,612	100.0%

(1)
To the extent the underwriters exercise their over-allotment option in full, the number of shares of common stock held by the existing stockholders will be 43,694,008 shares, or 73.1% of the total number of shares of common stock to be issued after this offering, and the number of shares of common stock held by the new investors will increase to 12,064,184 shares, or 20.1% of the total number of shares of common stock to be issued after this offering. See "Principal and Selling Stockholders."

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

        On January 11, 2007, we acquired ISS for a purchase price of approximately $542.8 million. The following unaudited pro forma statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 gives pro forma effect to the acquisition of ISS as if it had occurred on January 1, 2006. The pro forma as adjusted statements of operations for the year ended December 31, 2006 and the nine-month periods ended September 30, 2006 and 2007 give further effect to the sale by us of 9,964,184 shares of common stock in this offering at an assumed initial offering price of $18.00 per share and the application of the net proceeds thereof as if this offering was completed on January 1, 2006. The pro forma financial information does not give effect to our acquisition of CFRA for periods prior to August 1, 2007 since it is not considered a significant subsidiary under applicable SEC regulations. The results of operations of CFRA are included in ISS's historical results and, accordingly, in our pro forma results of operations beginning on August 1, 2007.

        The unaudited pro forma financial statements are based on estimates and assumptions. These estimates and assumptions are preliminary and have been made solely for purposes of developing this pro forma information. Unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition of ISS had been consummated as of the date indicated, nor is it necessarily indicative of the results of future operations. The pro forma financial information does not give effect to any cost savings or restructuring and integration costs that may result from the integration of ISS' business.

        In connection with the purchase of ISS, we incurred indebtedness of $425.0 million. The first lien term loan is for an aggregate principal amount of $300.0 million and currently bears an annual interest rate of LIBOR plus 2.25%. The second lien term loan is for an aggregate principal amount of $125.0 million and currently bears an annual interest rate of LIBOR plus 5.50%. As required by the credit facilities, we entered into interest-rate swap agreements to reduce our interest rate risk and to manage our interest expense. By entering into these agreements, we changed the fixed/variable interest-rate mix of our debt portfolio. At the date of the acquisition of ISS, ISS' existing indebtedness of approximately $44.9 million was paid in full.

        The ISS purchase price has been allocated based on preliminary estimates of the fair market value of the acquired assets and liabilities. See Note 1 to the Notes to Unaudited Pro Forma Statements of Operations. The pro forma adjustments are subject to change pending a final analysis of the fair values of the assets acquired and liabilities assumed, which is expected to be completed by December 31, 2007. The impact of these changes could be material.

RISKMETRICS GROUP, INC.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	RiskMetrics Group, Inc. (Historical)	Institutional Shareholder Services Holdings, Inc. (Historical)	Pro Forma Adjustments For ISS Acquisition (1)(3(a))			Pro Forma	Adjustments for the Offering(4)			Pro Forma, as Adjusted
Revenues	$101,236	$103,269	$			$204,505	$			$204,505

Operating costs and expenses:
Cost of revenues	25,618	39,933				65,551				65,551
Research and development expenses	21,202	6,070				27,272				27,272
Selling and marketing expenses	14,977	15,728				30,705				30,705
General and administrative expenses	12,852	16,678				29,530				29,530
Depreciation and amortization of property and equipment	4,081	3,578		(1,545)	3(b)	6,114				6,114
Amortization of intangible assets	770	2,520		15,811	3(c)	19,101				19,101
Loss on disposal of property and equipment	15	—				15				15

Total operating costs and expenses	79,515	84,507 (2)				178,288				178,288

Income from operations	21,721	18,762				26,217				26,217
Other income and expenses:
Interest, dividend and investment income	2,549	419				2,968				2,968
Interest expense	(49)	(4,042)		(31,902)	3(d)	(37,189)		14,030	4(a)	(22,736)
				(1,196)	3(e)			423	4(b)

Total other income and expenses, net	2,500	(3,623)				(34,221)				(19,768)

Income (loss) before income taxes	24,221	15,139				(8,004)				6,449
Provision (benefit) for income taxes	8,200	6,236		(17,638)	3(f)	(3,202)		5,782	4(c)	2,580

Net income (loss)	$16,021	$8,903				$(4,802)				$3,869

Basic net income (loss) per share						$(0.11)				$0.07

Diluted net income (loss) per share						$(0.11)				$0.06

Weighted average shares outstanding:
Basic						45,429,420				55,588,265	4(d)

Diluted						45,429,420				61,530,723	4(d)

See notes to unaudited pro forma statements of operations.

RISKMETRICS GROUP, INC.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	RiskMetrics Group, Inc. January 1 to September 30, 2007 (Historical)	Institutional Shareholder Services Holdings, Inc. January 1 to January 11, 2007 (Historical)	Pro Forma Adjustments for ISS Acquisition(1)(3(a))			Pro Forma	Adjustments for the Offering(4)			Pro Forma, as Adjusted
Revenues	$172,674	$3,327	$			$176,001	$			$176,001

Operating costs and expenses:
Cost of revenues	56,666	2,350				59,016				59,016
Research and development expenses	22,477	597				23,074				23,074
Selling and marketing expenses	25,329	823				26,152				26,152
General and administrative expenses	20,828	13,698				34,526				34,526
Depreciation and amortization of property and equipment	5,192	132		70	3(b)	5,394				5,394
Amortization of intangible assets	13,728	84		457	3(c)	14,269				14,269
Loss on disposal of property and equipment	2	—				2				2

Total operating costs and expenses	144,222	17,684 (2)				162,433				162,433

Income (loss) from operations	28,452	(14,357)				13,568				13,568
Other income and expenses:
Interest, dividend and investment income	1,710	20				1,730				1,730
Interest expense	(27,908)	(112) (2)		(965)	3(d)	(29,021)		10,691	4(a)	(18,012)
				(36)	3(e)			318	4(b)

Total other income and expenses, net	(26,198)	(92)				(27,291)				(16,282)

Income (loss) before income taxes	2,254	(14,449)				(13,723)				(2,714)
Provision (benefit) for income taxes	1,056	(5,951)		(594)	3(f)	(5,489)		4,403	4(c)	(1,086)

Net income (loss)	$1,198	$(8,498)				$(8,234)				$(1,628)

Basic and diluted net loss per share						$(0.18)				$(0.03)

Weighted average shares outstanding:
Basic and diluted						46,061,713				56,220,558	4(d)

See notes to unaudited pro forma statements of operations.

RISKMETRICS GROUP, INC.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	RiskMetrics Group, Inc. (Historical)	Institutional Shareholder Services Holdings, Inc. (Historical)	Pro Forma Adjustments for ISS Acquisition(1)(3(a))			Pro Forma	Adjustments for the Offering(4)			Pro Forma, As Adjusted
Revenues	$75,302	$76,574	$			$151,876	$			$151,876

Operating costs and expenses:
Cost of revenues	18,928	30,107				49,035				49,035
Research and development expenses	16,276	4,645				20,921				20,921
Selling and marketing expenses	10,812	12,283				23,095				23,095
General and administrative expenses	8,597	11,991				20,588				20,588
Depreciation and amortization of property and equipment	3,006	2,304		(779	) 3(b)	4,531				4,531
Amortization of intangible assets	770	1,847		11,901	3(c)	14,518				14,518
Loss on disposal of property and equipment	15	—				15				15

Total operating costs and expenses	58,404	63,177				132,703				132,703

Income from operations	16,898	13,397				19,173				19,173
Other income and expenses:
Interest, dividend and investment income	1,731	308				2,039				2,039
Interest expense	(38)	(2,963)		(23,793	) 3(d)	(27,691)		10,481	4(a)	(16,892)
				(897	) 3(e)			318	4(b)

Total other income and expenses, net	1,693	(2,655)				(25,652)				(14,853)

Income (loss) before income taxes	18,591	10,742				(6,479)				4,320
Provision (benefit) for income taxes	6,293	4,425		(13,310)	3(f)	(2,592)		4,320	4(c)	1,728

Net income (loss)	$12,298	$6,317				$(3,887)	$			2,592

Basic net income (loss) per share						$(0.09)				$0.05

Diluted net income (loss) per share						$(0.09)				$0.04

Weighted average shares outstanding:
Basic						45,468,993				55,627,838	4(d)

Diluted						45,468,993				61,345,977	4(d)

See notes to unaudited pro forma statements of operations.

NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006,
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.     ALLOCATION OF PURCHASE PRICE

        The allocation of the purchase price paid in connection with our acquisition of ISS among the assets acquired and liabilities assumed is based on preliminary estimates of the fair market value. These estimates of fair market value could change based on the completion of our evaluation of the assets and liabilities of ISS, which is expected to be completed by the time of the issuance of our December 31, 2007 financial statements.

        The following table sets forth the components of the purchase price:

Cash	$482,718
Fair market value of common stock issued (2,774,351 shares)	42,426
Fair market value of stock options exchanged (1,396,000 shares underlying the options)	16,331
Transaction costs	1,296

Total purchase price	$542,771

        The conversion of stock options held by ISS employees into options to acquire 1,396,000 shares of our common stock and the issuance of 2,774,351 shares of our common stock in exchange for ISS stock held by ISS employees and stockholders were based on the estimated fair market value of our common stock on the date of the acquisition.

        The fair market value of converted stock options issued in connection with the merger was estimated using the Black-Scholes option-pricing model utilizing the following weighted-average assumptions:

Risk-free interest rate	4.7%
Expected option term	3 years
Expected stock price volatility	31.0%
Expected dividend yield	None

        The derived fair market value of our common stock was determined based on an agreed upon exchange ratio which was implicitly equivalent to $15.29 per share (See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of our Capital Stock"). The determination of fair market value of our common stock requires us to make judgments that are complex and inherently subjective.

        The following table provides the preliminary allocation of the purchase price based upon ISS' unaudited balance sheet as of January 11, 2007, the date of the acquisition:

Assets
Cash and cash equivalents and other current assets	$47,405
Non-current assets	13,300
Property and equipment	4,864
Intangible assets	172,600
Goodwill	423,730

Total assets acquired	661,899

Liabilities
Accounts payable and accrued expenses	(21,378)
Deferred revenue	(43,510)
Other non-current liabilities	(1,533)
Deferred tax liability	(52,707)

Net assets acquired	$542,771

        In accordance with SFAS No. 109, Accounting for Income Taxes, we have provided for deferred taxes for the difference between the book and tax basis of the net assets acquired which results in an increase in goodwill.

2.     ISS TRANSACTION EXPENSES

        Total operating costs and expenses for ISS includes non-recurring expenses associated with the ISS acquisition, which constitute non-recurring items as defined in our credit facilities. These costs were incurred by ISS prior to the acquisition and include the following:

	Year Ended December 31, 2006	January 1, 2007 - January 11, 2007
Operating costs and expenses:
Costs of revenues	18	$867
Research and development expenses	—	226
Selling and marketing expenses	5	281
General and administrative expenses	1,033	13,648

Total Non-recurring expenses	$1,056	$15,022

        Non-recurring expenses for the year ended December 31, 2006 consist of: legal costs of $0.8 million and other charges of $0.3 million. Non-recurring expenses for the period of January 1, 2007 through January 11, 2007 consist of: a transaction fee of $6.7 million, non-cash stock based compensation of $3.0 million and cash compensation and other charges of $5.3 million.

3.     PRO FORMA ISS ACQUISITION ADJUSTMENTS

a)
Adjustment to calculate goodwill and other intangible assets and to allocate the purchase price to the estimated fair value of ISS net assets acquired:

Shares issued and options exchanged (see Note 1)	$58,757
Cash	482,718
Transaction costs	1,296

Total purchase price	$542,771

Excess of purchase price is allocated as follows:
Goodwill	$423,730
Intangible assets	172,600
Deferred tax liability	(52,707)
Net liabilities assumed	(852)

Total purchase consideration	$542,771

b)
Adjustment to historical depreciation and amortization of property and equipment to reflect the incremental expense from the preliminary allocation of fair market value of such assets:

				Nine months ended September 30,
		Preliminary estimated remaining useful life
	Preliminary purchase allocation		Year ended December 31, 2006
				2006	2007
Furniture and fixtures	$1,073	3 years	$358	$268	$268
Computer equipment	2,739	2 years	1,370	1,027	1,027
Leasehold improvements	1,052	2-5 years	305	230	230

	$4,864		2,033	1,525	1,525

Historical expense			(3,578)	(2,304)	(1,455)

(Reduced) incremental pro forma expense for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007			$(1,545)	$(779)	$70

c)
Adjustment to historical amortization of intangible assets expense to reflect the incremental expense for the preliminary purchase price allocation and estimated lives:

				Nine months ended September 30,
		Preliminary estimated remaining useful life
	Preliminary purchase allocation		Year ended December 31, 2006
				2006	2007
Customer relationships	$117,900	9-11 years	$11,001	$8,250	$8,250
Acquired technology	25,300	5 years	5,060	3,795	3,795
Trade names
Definite-lives	22,700	10 years	2,270	1,703	1,703
Indefinite-lives	6,700	N/A	—	—	—

	$172,600		18,331	13,748	13,748

Historical expense			(2,520)	(1,847)	(13,291)

Incremental pro forma expense for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007			$15,811	$11,901	$457

  At this time, management is unable to determine whether the amounts allocated to the above intangible assets will change when it finalizes its valuation and if changes are made, the amount of such changes. A $1,000 fluctuation in the fair value amounts allocated to the identifiable definite lived intangible assets would cause the following increases or decreases in annual amortization expense:

Dollar Change
Customer relationships	$93
Acquired technology	$200
Trade names	$100

d)
ISS had pre-existing debt of $44,870 which was repaid upon the consummation of our acquisition of ISS. This adjustment reflects the additional interest expense on debt incurred in connection with the ISS acquisition in excess of ISS' historical interest on its then existing indebtedness:

			Nine months ended September 30,
		Year ended December 31, 2006
			2006	2007
(i)	$300 million first lien term loan, interest rate at 2.25% plus floating LIBOR rate	$22,340	$16,581	$17,282
(ii)	$125 million second lien term loan, interest rate at 5.50% plus floating LIBOR rate	13,371	9,946	10,290
(iii)	$25 million first lien revolving line of credit, interest at 2.25% plus floating LIBOR rate, 0.5% bank fee for unused portion	125	94	273

	Total interest expense	35,836	26,621	27,845
	Impact of interest rate swap agreement on interest expense	(311)	(96)	(545)

	Adjusted interest expense	35,525	26,525	27,300
	Historical expense	(3,623)	(2,732)	(26,335)

	Incremental pro forma expense for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007	$31,902	$23,793	$965

  As required by our credit facilities, we entered into interest-rate swap agreements to reduce our interest rate risk on a substantial majority of our indebtedness and to manage our interest expense. These agreements effectively limit the exposure on the variable rates reflected above by converting the LIBOR component of our annual interest rates with respect to 75% of our outstanding first lien term loan facility and second lien term loan facility to a fixed rate of 5.099% per annum. The indebtedness outstanding under our first lien revolving credit facility was repaid in October and November of 2007.

e)
Debt issuance costs consisting of underwriting, legal and other fees and expenses of $10,074 were incurred in connection with entering into the $450,000 of indebtedness, inclusive of a $25,000 revolving credit facility that was undrawn at the closing of the transaction, as reflected in Note 2d. Such costs will continue to be amortized as a component of interest expense over the remaining life of the indebtedness. This entry reflects the additional interest expense incurred from such amortization over the amounts that ISS historically recognized on its $44,870 of pre-existing outstanding indebtedness:

		Nine months ended September 30,
	Year ended December 31, 2006
		2006	2007
Amortization of debt issuance costs	$1,439	$1,079	$1,079
Historical expense	(243)	(182)	(1,043)

Incremental pro forma expense for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007	$1,196	$897	$36

f)
Pro forma provision for income taxes represents our statutory rate of 40%, comprised of 35% federal and 5% blended state, foreign and local income tax applied against income (loss) before income taxes.

4.     OFFERING ADJUSTMENTS

        We made adjustments to the pro forma statement of operations for the year ended December 31, 2006 and nine months ended September 30, 2006 and 2007 to show the effect for the following as if they had occurred on January 1, 2006:

a)
Reduction in interest expense related to the use of approximately $164.4 million of estimated net proceeds. We plan to use $125.0 million of the net proceeds of this offering for the full prepayment of indebtedness outstanding under our second lien term loan facility. The interest rate applicable to the second lien term loan facility is equal to LIBOR plus 5.50%. The interest rate applicable to our first lien term loan facility will reduce to LIBOR plus 2.00% after the prepayment of indebtedness outstanding under our second lien term loan facility. The reduction for each period presented is as follows:

		Nine months ended September 30,
	Year ended December 31, 2006
		2006	2007
Interest expense on prepayment of $125 million second lien term loan (see note 3d)	$13,371	$9,946	$10,290
Interest expense on $300 million first lien term loan from rate reduction of LIBOR plus 2.25% to LIBOR plus 2.00%	750	563	563
Allocated impact of interest rate swap agreement	(91)	(28)	(162)

Reduction in interest expense	$14,030	$10,481	$10,691

b)
As discussed in note 3e above, we incurred debt issuance costs in connection with $450,000 of indebtedness. These amounts reflect the reduction in amortization of debt issuance costs based on an allocation to reflect amounts related to the prepayment of the second lien term loan facility.

c)
Pro forma provision (benefit) for income taxes represents our statutory rate of 40%.

d)
Assumes additional weighted average shares of 10,158,845 (including the exercise of 194,661 options immediately prior to the offering) outstanding for the entire respective period.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        Our selected consolidated financial information presented as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 was derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated financial information presented as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 was derived from our audited consolidated financial statements, which are not included in this prospectus. Our selected unaudited consolidated historical financial information presented as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 was derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, considered necessary for fair presentation. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year ending December 31, 2007. The information set forth below should be read in conjunction with the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007(8)
	(Amounts in thousands, except share data)
Revenues(1)	$29,579	$50,446	$71,699	$93,637	$101,236	$75,302	$172,764
Operating costs and expenses:
Costs of revenues	7,019	12,359	18,909	23,704	25,618	18,928	56,666
Research and development expenses	7,477	10,158	14,095	16,099	21,202	16,276	22,477
Selling and marketing expenses	10,020	10,827	13,222	12,257	14,977	10,812	25,329
General and administrative expenses	6,959	9,716	9,328	11,492	12,852	8,597	20,828
Depreciation and amortization of property and equipment(2)	1,191	2,627	5,170	3,551	4,081	3,006	5,192
Amortization of intangible assets(3)	—	659	1,079	2,713	770	770	13,728
Impairment of goodwill	—	—	—	361	—	—	—
Loss on disposal of property and equipment(2)(4)	—	119	1,659	1,577	15	15	2

Total operating costs and expenses(5)(6)	32,666	46,465	63,462	71,754	79,515	58,404	144,222

Income (loss) from operations	(3,087)	3,981	8,237	21,883	21,721	16,898	28,452

Interest, dividend and investment income (expense), net:
Interest, dividend and investment income	593	432	597	1,438	2,549	1,731	1,710
Interest expense	—	—	—	—	(49)	(38)	(27,908)

Interest, dividend and investment income (expense), net	593	432	597	1,438	2,500	1,693	(26,198)

Income (loss) before provision (benefit) for income taxes	(2,494)	4,413	8,834	23,321	24,221	18,591	2,254
Provision (benefit) for income taxes(7)	94	252	(1,048)	7,640	8,200	6,293	1,056

Net income (loss)	$(2,588)	$4,161	$9,882	$15,681	$16,021	$12,298	$1,198

Net income (loss) per share:
Basic	$(0.15)	$0.24	$0.33	$0.36	$0.38	$0.29	$0.03
Diluted	$(0.15)	$0.23	$0.20	$0.32	$0.33	$0.26	$0.02
Weighted average shares outstanding:
Basic	17,535	17,020	30,380	43,496	42,655	42,695	45,960
Diluted	17,535	18,070	49,814	48,413	47,964	47,825	54,025

Consolidated Balance Sheet Data

	As of December 31,
						As of September 30, 2007(8)
	2002	2003	2004	2005	2006
	(Amounts in thousands)
Cash and cash equivalents	$22,804	$7,634	$12,042	$10,966	$37,313	$23,017
Short-term investments	2,763	24,095	46,453	69,296	68,071	—
Goodwill and intangibles, net	—	4,722	3,844	770	—	645,857
Total assets	39,444	59,699	89,833	115,293	136,947	767,535
Deferred revenue	17,782	31,322	45,996	53,744	58,842	104,875
Total debt, including current portion	—	—	—	—	—	438,500
Stockholders' equity	14,229	18,514	30,074	44,270	56,498	135,631

Notes to Selected Consolidated Financial Information:

(1)
In March 2003, we acquired JPMorgan Advisory, Inc, an entity which primarily provided wealth management products and services to JPMorgan. In connection with the acquisition, we entered into a three year online services agreement under which we agreed to provide to JPMorgan a customer-specific set of Wealth Management products and services which were unrelated to our WealthBench product. This agreement was terminated as of April 30, 2006. Our results of operations reflect the revenues from the JPMorgan online services agreement through April 30, 2006. For the years ended December 31, 2003, 2004, 2005 and 2006 we derived $9.5 million, $13.0 million, $12.7 million and $4.3 million of revenue, respectively, from the JPMorgan online services agreement. We derived no revenue from the JPMorgan online services agreement in the nine months ended September 30, 2007.

(2)
In 2004, we terminated our existing lease for our corporate office and relocated. In connection with the move we disposed of certain furniture and equipment, which resulted in a loss of approximately $1.7 million. As well, in 2004, as part of our ongoing evaluation of the estimated useful lives of our fixed assets, we adjusted such lives on certain hardware from five to three years, which resulted in additional depreciation expense of $1.2 million.

(3)
In 2005, we reduced the estimated useful lives of our technology intangible assets, which resulted in additional amortization expense of $1.8 million.

(4)
During 2005, leases for two of our offices were terminated and we relocated into new space. As a result, we wrote off the remaining value of leasehold improvements on that vacated space and we disposed of other furniture and equipment, which resulted in a loss of $1.6 million.

(5)
For the year ended December 31, 2006 and nine months ended September 30, 2006 and 2007, we recorded $3.6 million, $2.9 million and $4.0 million, respectively, of compensation expense under SFAS 123(R). We adopted this statement on January 1, 2006 under the modified prospective transition method.

(6)
In 2003 and 2004, we recorded stock based compensation expense of $0.2 million and $2.6 million, respectively, in accordance with Accounting Principles Board Opinion No. 25 Accounting for Stock Based Compensation to Employees.

(7)
In 2002 and 2003, we did not realize an income tax benefit for available net operating loss carryforwards. In 2004, we generated taxable income and recognized the benefit of $2.0 million of net operating loss carryforwards. In 2005, we recognized the benefit of $1.1 million of our remaining net operating loss carryforwards. As a result, as of December 31, 2005, we had no remaining net operating loss carryforwards.

(8)
On January 11, 2007, we acquired ISS for $542.8 million and incurred indebtedness of $425.0 million to complete the acquisition, of which $1.5 million has been repaid. In addition, on August 1, 2007, we acquired CFRA for $63.8 million and incurred additional indebtedness of $15.0 million to complete the acquisition which was subsequently repaid in October and November of 2007.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ISS

        The selected consolidated historical financial information for ISS presented as of and for each of the years ended December 31, 2004, 2005 and 2006 was derived from ISS' audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical unaudited financial information for ISS presented for the nine months ended September 30, 2006 was derived from ISS' unaudited consolidated interim financial statements which are not included in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, considered necessary for fair presentation.

        The selected consolidated historical financial information set forth below should be read in conjunction with the consolidated financial statements of ISS and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year ended December 31,
				Nine months ended September 30, 2006
	2004	2005	2006
	(Amounts in thousands)
Revenues	$66,554	$82,972	$103,269	$76,574

Operating costs and expenses:
Costs of revenues	27,924	30,741	39,933	30,107
Research and development expenses	5,234	5,416	6,070	4,645
Selling and marketing expenses	10,954	14,537	15,728	12,283
General and administrative expenses	12,697	13,758	16,678	11,991
Depreciation and amortization of property and equipment	1,395	2,057	3,578	2,304
Amortization of intangible assets	2,854	1,863	2,520	1,847

Total operating costs and expenses(1)	61,058	68,372	84,507	63,177

Income from operations	5,496	14,600	18,762	13,397

Interest, dividend and investment income (expense), net:
Interest, dividend and investment income	—	—	419	308
Interest expense	(529)	(1,426)	(4,042)	(2,963)

Interest, dividend and investment income, net	(529)	(1,426)	(3,623)	(2,655)

Income before income taxes and minority interest	4,967	13,174	15,139	10,742
Provision (benefit) for income taxes(2)	(2,136)	5,248	6,236	4,425

Income before minority interest	7,103	7,926	8,903	6,317
Minority interest(3)	(254)	(495)	—	—

Net income	$6,849	$7,431	$8,903	$6,317

Consolidated Balance Sheet Data

	As of December 31,
	2004	2005	2006
	(Amounts in thousands)
Cash and cash equivalents	$13,610	$13,984	$15,538
Goodwill and intangibles, net	22,169	38,083	40,099
Total assets	61,748	87,836	101,827
Deferred revenue	27,881	35,567	44,881
Total debt, including current portion	7,854	51,949	44,927
Stockholders' deficit	(14,224)	(45,620)	(35,504)

Notes to Selected Consolidated Financial Information of ISS:

(1)
In 2006, ISS recorded $1.8 million of stock compensation expense under SFAS 123(R), which was adopted on January 1, 2006 under the modified prospective transition method.

(2)
In 2004, as a result of continued profitability, ISS reversed and recognized the benefit of approximately $4.7 million of valuation allowance against deferred tax assets.

(3)
In 2006, ISS acquired the remaining portion of the minority interest in a joint venture that it did not already own.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus. The historical financial data do not give effect to the completion of this offering.

Overview

        We are a leading provider of risk management and corporate governance products and services to participants in the global financial markets, as measured by revenues. Our products and services enable investors to measure and manage the market, credit, portfolio, governance, accounting, legal and environmental risks associated with their financial holdings. These offerings address multiple asset classes, markets and geographies to a broad group of market participants, including asset managers, hedge funds, pension funds, banks, insurance companies, financial advisors and corporations. Clients rely on us to better understand and manage risk of their financial holdings, to provide greater transparency to both their internal and external constituencies, to satisfy regulatory and reporting requirements and to make better investment decisions.

        As of September 30, 2007, we had approximately 3,500 clients located in 50 countries. Among our clients are 70 of the 100 largest investment managers, 34 of the 50 largest mutual fund companies, 41 of the 50 largest hedge funds, in each case as measured by assets under management and each of the 10 largest global investment banks, measured by revenues.

        The RiskMetrics methodology was developed within JPMorgan in 1992 and was published publicly in 1994. In 1998, RiskMetrics was spun off and became an independent company providing risk management products and services. On January 11, 2007, we acquired ISS through a series of merger transactions. On August 1, 2007, we completed our acquisition of CFRA, which is included in the financial operating results of ISS beginning on the date of its acquisition.

        Our growth strategy is focused on the following:

  •
  increasing sales to existing clients by providing additional data, research, analytical products and processing services, which we believe will be enhanced by leveraging our combined RiskMetrics and ISS sales forces;

  •
  expanding our client base by further penetrating our markets, including expanding our global footprint and attracting new clients, especially financial institutions which currently rely on internally developed risk management and proxy voting solutions;

  •
  enhancing and extending our products and services, including the creation of new product and service offerings and by selectively pursuing acquisitions; and

  •
  leveraging the economies of scale in our cost structure to grow revenues at a greater rate than operating expenses and thereby increase our operating margin.

        We benefit from a number of favorable attributes of our business model. These attributes include:

  •
  Subscription-based revenue model:    We sell our services primarily on an annual subscription basis and have experienced high renewal rates. Recurring revenues accounted for approximately 93% of our total revenues in the nine months ended September 30, 2007, and we had a renewal rate of 91% during that time. Our subscription model and high renewal rates minimize volatility in our revenues and provide significant visibility for our future results.

  •
  Leveragable cost structure:    Because we provide our services from a common technology and data infrastructure, we benefit from economies of scale. As a result, we have generally been able to increase operating margins as our revenues have grown.

  •
  Favorable cash flow characteristics:    Our subscription-based revenues and leveragable cost structure, combined with our positive working capital characteristics and low capital expenditure requirements, have historically allowed us to generate significant cash flow.

        In evaluating our results, we focus on several key financial and operating data including annualized contract value, renewal rates, sales to new customers, non-recurring revenues and Adjusted EBITDA. Our annualized contract value, which is described in detail below, is a leading indicator of our business and represents a large portion of our revenue in any given period. We track our performance across geographies and product and service lines.

        We expect to invest in our business to continue to grow our revenues. Compensation, data acquisition and technology infrastructure costs represent significant components of our operating expense structure. While we expect to increase our operating expenses over time to take advantage of market opportunities, we believe that the economies of scale in our operating model will allow us to grow our operating expenses at a lower rate than revenues and thereby increase our operating margins.

Our Revenues

        We generate a substantial majority of our revenues from annual subscriptions to our products and services, for which our clients generally pay us in advance. These contracts generally renew automatically on an annual basis. Our products and services are generally priced based on the number of users who have access to them, as well as the volume of data, research, voting or reports purchased. We do not price our products and services based on our clients' assets under management. As a result, we are not subject to revenue fluctuations resulting from changes in our clients' AUM. Our experience has been that, over time, our clients have often added users and purchased additional products and services from us, which has led to increases in our revenues per client.

        Revenues from subscription contracts are referred to as recurring revenues. Recurring revenues are generated through the renewal of existing contracts and the signing of new subscription contracts. For the nine months ended September 30, 2007, approximately 93% of our total revenues were generated from these subscription contracts. The subscription fees received from our clients are recorded as deferred revenues and recognized each month as our services are rendered. Our renewal rate, which was 91% for the nine months ended September 30, 2007, combined with our level of new subscription contracts, determine our annualized contract value, which is a leading indicator of our recurring revenues. Our annualized contract value as of September 30, 2007 was $240.9 million.

        We also generate non-recurring revenue from sales of products and services without a subscription contract. In the nine months ended September 30, 2007, non-recurring revenue represented approximately 7% of total revenues.

  Annualized Contract Value

        As a result of our subscription-based model and high renewal rates, at the end of any period, we generally have subscription contracts in place for a high percentage of our total revenues for the next 12 months. We monitor the contracted revenues from these agreements and refer to them as annualized contract value. We define our annualized contract value as the aggregate value on an annualized basis of all recurring subscription contracts in effect on a reporting date. Any revenues associated with subscription contracts that are entered into during a reporting period will be reflected in the annualized contract value beginning at the end of that period. As a result, annualized contract value at the end of any period is the annualized contract value at the beginning of the period plus the annualized contract revenue associated with new subscription contracts signed during that period minus the annualized contract revenues associated with subscription contracts not renewed. Annualized contract value does not include any fees associated with any non-recurring revenues.

        Annualized contract value is an important metric for our business. However, annualized contract value may differ from our future reported revenues due to a number of factors, which include:

  •
  new subscription-based revenues;

  •
  additional one-time revenue;

  •
  changes in the contract value of our subscription contracts;

  •
  cancellations and non-renewals of subscription contracts; and

  •
  revenue recognition timing differences due to U.S. GAAP.

        Our annualized contract value for the RiskMetrics business and ISS business as of December 31, 2004, 2005 and 2006 and as of September 30, 2007, as well as the percentage growth period over period is set forth, separately for each business, in the table below. The annualized contract value for the RiskMetrics business for the years ended December 31, 2004, 2005 and 2006 includes the JPMorgan online services agreement that was terminated as of April 2006. The annualized contract value associated with this agreement was $11.8 million. The growth of ISS' annualized contract value in 2005 was positively affected by the three acquisitions completed by ISS in 2005. In addition, the acquisition of CFRA on August 1, 2007 positively affected the growth of ISS' annualized contract value in 2007.

	As of December 31,			As of September 30,
	2004	2005	2006	2007
	(Amounts in thousands, except for percentages)
RiskMetrics business annualized contract value	$77,660	$96,134	$101,686	$123,463

Percent growth	—	23.8%	5.8%	31.7%
ISS business annualized contract value	$57,337	$78,132	$89,938	$117,450

Percent growth	—	36.3%	15.1%	30.5%

  Renewal Rate

        Because non-renewals of subscription contracts decrease our annualized contract value, which in turn decreases our revenues, a key operating metric is renewal rate. Our renewal rate for any period is defined as the amount of annualized contract value that renews in a period divided by the amount of annualized contract value with an expiration date during that period. If a client has a higher contract value upon renewal of its existing contract, the amount in excess of the prior period's contract is considered new contract revenue for purposes of this calculation.

        The renewal rate for our RiskMetrics business and ISS business as of December 31, 2004, 2005 and 2006 and as of September 30, 2007, is set forth separately for each business, in the table below. We have calculated the renewal rate for our RiskMetrics business for the years ended December 31, 2004, 2005 and 2006 including the JPMorgan online services agreement that was terminated as of April 2006. Both the RiskMetrics and ISS renewal rates for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2007 was between 89% and 92%. The lower 76% renewal rate for RiskMetrics for the fiscal year ended December 31, 2006 was due largely to the termination of the JPMorgan online contract which accounted for 12% or half of the 24% non-renewal rate for that period.

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2007
RiskMetrics business renewal rate	89%	89%	76%	90%
ISS business renewal rate	89%	92%	91%	91%

  Non-Recurring Revenues

        Non-recurring revenues result from sales on a non-subscription basis. Non-recurring revenues for the RiskMetrics business and ISS business for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 are set forth in the table below. Our non-subscription services include implementation, compensation advisory services and similar services and overages related to ISS' Proxy Research and Voting business. Revenues from implementation are recognized as the related subscription service is provided, some Compensation Advisory Services revenues are recognized over a three month period and other non-recurring revenues are recognized once the service is provided. To the extent that clients' actual usage of proxy voting services or proxy research reports exceeds contracted-for limits, the excess usage is considered to be an overage and clients are charged additional fees. Our clients' overages are typically an indication of larger proxy voting contract renewals.

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2007
RiskMetrics business percent non-recurring revenue	5.7%	5.8%	3.4%	2.7%
ISS business percent non-recurring revenue	17.8%	15.6%	14.2%	12.6%

Our Operating Costs and Expenses

        Compensation expense represents a substantial majority of our expenses across all of our operating functions. Compensation expenses before stock-based compensation expense are comprised of base salary, bonuses, benefits, payroll taxes and sales commissions. While we expect to grow our headcount over time to take advantage of our market opportunity, we believe that the economies of scale in our operating model will allow us to grow our compensation expenses at a lower rate than revenues.

        Other meaningful operating expenses are data, proxy voting fees, occupancy and telecommunications and web hosting costs. Since we deliver our products and services using a common data and technology infrastructure, we expect these expenses to generally increase at less than the rate of revenue growth. Overall, our goal is to keep the rate of growth of these operating expenses below the rate of growth of our revenues. However, in order to take advantage of growth opportunities, we may invest in our business in order to support increased revenue growth. This might result in variability in our operating margin in the short term.

        We allocate compensation expenses, including stock-based compensation expense, to our cost of revenues, sales and marketing, research and development and general and administrative expense categories based on the actual costs associated with each employee. Other costs associated with the employees, such as occupancy, travel and telecommunications, are included in the same cost categories as the corresponding employees. The following summarizes certain of our significant operating expenses:

  Costs of Revenues

        Costs of revenues include costs related to production of proxy research and voting, web hosting, data, account management, implementation and systems operations. Costs in this area consist primarily of staff compensation and related costs and payments to third party vendors, including third party web hosting and data providers.

  Research and Development

        Research and development expenses include costs related to application, technology infrastructure and analytics development. Costs in this area consist primarily of staff compensation costs and related expenses and consultant expenses.

  Selling and Marketing

        Selling and marketing expenses consist of costs related to our sales force and marketing professionals. These costs include staff compensation costs and related expenses, including commissions, and general marketing costs.

  General and Administrative

        General and administrative expenses consist of expenses for finance, legal, accounting, human resources and information technology personnel. Costs in this area primarily consist of staff compensation and related expenses, legal costs, insurance costs, accounting fees and other professional services fees.

  Depreciation and Amortization of Property and Equipment

        Depreciation and amortization of property and equipment includes depreciation of software, computer and related equipment, furniture and fixtures and telecommunications equipment, which is recorded over the respective useful lives of the related assets. Depreciation also includes the amortization of leasehold improvements which are amortized over the shorter of the term of the lease or the assets' useful life, and the amortization of capitalized software costs. While both leasehold improvements and capitalized software costs are amortized, they are included in the depreciation line item in order to segregate amortization of intangibles which have been acquired from business acquisitions.

  Amortization of Intangible Assets

        Amortization expense includes the amortization of definite life intangible assets such as technology, contracts, customer relationships, trade names, license agreements and non-compete agreements acquired from business acquisitions, which are amortized over their estimated useful lives.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Our critical accounting policies, including the assumptions and judgments underlying them, require the application of significant judgment in the preparation of our financial statements, and as a result they are subject to a greater degree of uncertainty. In applying these policies, we use our judgment to determine the appropriate assumptions to be used in calculating estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates. Our critical accounting policies include the following:

  Revenue Recognition

        The majority of our revenues are generated from contracted annual subscriptions, for which we receive fees from clients who utilize our products and services. We recognize the revenues on a straight line basis over the term of the subscription which is typically one to three years. We recognize revenue from subscriptions in accordance with SEC Staff Accounting Bulletin or SAB, No. 104, Revenue Recognition, since we provide our products as a service. Ongoing customer support and the right to unspecified upgrades are included as part of the subscription and are not separate components in the contract. We also recognize revenue on software sales in accordance with the American Institute of Certified Public Accountants Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

        We recognize revenue when all of the following conditions are met:

  •
  there is persuasive evidence of an arrangement;

  •
  the service has been provided to the customer;

  •
  the collection of the fees is reasonably assured; and

  •
  the amount of fees to be paid by the customer is fixed or determinable.

        In situations where contracts include client acceptance provisions, we do not recognize revenue until such time as the client has confirmed its acceptance.

        We also recognize revenue from non-subscription services including implementation, compensation advisory and proxy business overages. Revenues from implementation are recognized on a deferred basis as the related subscription service is provided, some compensation advisory service revenues are recognized over a three-month period and other non-recurring revenues are recognized once the service is provided.

  Goodwill and Intangibles

        Goodwill, which consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired, is evaluated for impairment using a two-step process that is performed at least annually on October 1 of each year, or whenever events or circumstances indicate that impairment may have occurred. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, a second test is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of the goodwill is greater that the implied value, an impairment loss is recognized for the difference.

        The implied value of goodwill is determined as of the test date by performing a purchase price allocation, as if the reporting unit had just been acquired, using currently estimated fair values of the individual assets and liabilities of the reporting unit, together with an estimate of the fair value of the reporting unit taken as a whole. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flow.

        Intangible assets, including technology, contracts, customer relationships, certain trade names, license agreements and non-compete agreements arising principally from acquisitions, are recorded at cost less accumulated amortization and our definite-lived intangibles are amortized using a method which reflects the pattern in which the economic benefit of the related intangible asset is utilized. Intangible assets deemed to have indefinite useful lives, such as certain trade names, are not amortized and are subject to annual impairment tests or whenever events or circumstances indicate impairment may have occurred. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

        As of September 30, 2007, we had goodwill and intangible assets of $645.9 million. There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, earnings and cash flows, and discount rates applied to such expected cash flows in order to estimate fair value. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose for testing. To mitigate undue influence, we set criteria that are reviewed and approved by various levels of management. The determination of whether or not goodwill or indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting unit. Changes in our strategy or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

  Stock-Based Compensation

        We adopted SFAS 123(R), as of January 1, 2006. SFAS 123(R) replaced the existing requirements under SFAS No. 123, Accounting for Stock Based Compensation, and Accounting Principles Board Opinion No. 25, Accounting for Stock-based Compensation to Employees, or APB 25. According to SFAS 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the statement of income.

        Under SFAS 123(R), stock-based compensation expense is measured at the grant date based on the fair value of the award, and the expense is recognized ratably over the award's vesting period. Prior to the adoption of SFAS 123(R), we recognized compensation for unvested awards under the graded vesting method, and will continue to do so in all grants made prior to January 1, 2006. For all grants made subsequent to December 31, 2005, we recognize compensation cost under the straight-line method.

        We measure the fair value of stock options on the date of grant using a Black-Scholes option-pricing model which requires the use of several estimates, including:

  •
  the volatility of our stock price;

  •
  the expected life of the option;

  •
  risk free interest rates; and

  •
  expected dividend yield.

        Prior to the completion of this offering, we were not a publicly traded company, and as a result we had limited historical information on the price of our stock as well as employees' stock option exercise behavior. As a result, we could not rely on historical experience alone to develop assumptions for stock price volatility and the expected life of options. As such, our stock price volatility was estimated with reference to a peer group of companies. Subsequent to the completion of this offering, we will utilize the closing prices of our publicly-traded stock to determine our volatility.

        The expected life of options is based on internal studies of historical experience and projected exercise behavior. We estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the vesting period but do impact the timing of expense recognized over the vesting period. Estimated forfeitures are reassessed in subsequent periods and may change based on new facts and circumstances. We utilize a risk-free interest rate, which is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the options. We have not and do not expect to pay dividends on our common shares.

        We recorded stock-based compensation expense of $4.0 million for the nine months ended September 30, 2007. In addition, immediately prior to the completion of our initial public offering we intend to grant each of our full-time employees an option to acquire 500 shares of our common stock, at an exercise price equal to the initial public offering price. Such grant would result in increased future stock-based compensation expense of approximately $3.0 million over the next four years. The use of different assumptions in the Black-Scholes model would result in different amounts of stock-based compensation expense. Furthermore, if different assumptions are used in future periods, stock-based compensation expense could be materially impacted in the future.

  Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of our Capital Stock

        Prior to 2007, members of our management possessing the requisite valuation experience estimated the fair value of our capital stock, with assistance from our board of directors. We did not obtain contemporaneous valuations prepared by an unrelated valuation specialist at the time of each stock option issuance because we believed our management possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the interests at the time of each issuance since inception. Subsequent to determining the fair value of our common stock, we considered the guidance prescribed by the American Institute of Certified Public Accountants in its practice aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," or the Practice Aid. We believe the methodology we applied was in compliance with the Practice Aid.

        According to paragraph 11 of the Practice Aid, quoted market prices in active markets are the best evidence of fair value of a security and should be used as the basis for the measurement of fair value, if available. Since quoted market prices for our securities are not available, the estimate of fair value should be based on the best information available at the time of the valuation, including prices for similar securities and the results of using other valuation techniques. Privately held enterprises or shareholders sometimes engage in arm's-length cash transactions with unrelated parties for the issuance or sale of their equity securities, and the cash exchanged in such a transaction is, under certain conditions, an observable price that serves the same purpose as a quoted market price. Those conditions are (a) the equity securities in the transaction are the same securities as those with which the fair value determination is being made, and (b) the transaction is a current transaction between willing parties. To the extent that arm's-length cash transactions had occurred, we utilized those transactions to determine the fair value of our common stock. When arm's-length transactions as described above were not available, then we utilized other valuation techniques that are reflected within the Practice Aid. The methodologies and assumptions were applied consistently over the various grant dates. The determination of the fair value of our common stock requires us to make judgments that are complex and inherently subjective.

        The derived fair value of our common stock underlying the options was determined at regular intervals based on an internal valuation prepared by management with the appropriate level of competency. The fair market value was used as the exercise price for new equity options issued subsequent to that valuation. Each fair market value was approved by our board of directors.

        In determining the value of our common stock underlying the stock options, we considered the guidance within the Practice Aid and determined that we had applied generally accepted valuation methodologies, including the guideline company method, a variation of the market approach based on comparable company multiples. The guideline company method incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the company, to derive the total equity value of the company. The comparable companies were comprised of a combination of companies in the financial services information and technology businesses.

        We believe using companies in this line of business provides a reasonable basis for estimating the fair value of our common stock because they are most comparable to our operations. We believe that using the guideline company method provides the nearest relative value that can be found in the market and is therefore the best indicator of our value. In determining the valuation of our common stock, we primarily used EBITDA which is a commonly used valuation metric for companies in our industry. We define EBITDA as net income (loss) before interest expense, interest income, income tax expense (benefit), depreciation and amortization of property and equipment and amortization of intangible assets.

        Prior to the agreement to acquire ISS in November 2006, we employed the guideline company approach and utilized a multiple of EBITDA to determine the strike prices of our option grants. The multiple applied was based on a quantitative and qualitative assessment of the facts and circumstances at the time of the grants. Our value was established using a multiple of EBITDA of similar companies within a group of our publicly traded peers. The factors we considered when estimating our enterprise value included (i) general private company discounts, (ii) the impact of the greater risk and uncertainty inherent in our size and current stage and (iii) our relative growth rate and profitability relative to the comparables.

        The other factors we examined when estimating the multiple of EBITDA to apply, were: (i) the time we believed it would take for us to issue stock in a public offering; (ii) the volatility of our stock; (iii) the risk of completing an initial public offering; and (iv) our smaller size relative to market comparables. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We considered these and determined a multiple of EBITDA that would be appropriate based on the evidence available.

        From December 31, 2005 until the execution of the agreement to acquire ISS on November 1, 2006, we do not believe that the fair market value of RiskMetrics changed given its financial performance relative to fiscal 2005.

        On November 1, 2006, we agreed to acquire ISS for cash, stock and roll over of ISS options. As part of the transaction, ISS stock options held by ISS employees were converted into options to acquire our common stock and ISS shares held by ISS employees and other stockholders were converted into shares of our common stock. The exchange ratio used to convert these shares and options was a result of an arms length negotiation of the valuation of ISS and RiskMetrics. For purposes of calculating the exchange ratio, the valuation of our company was $15.29 per share of common stock. Our board of directors determined that the strike price for options issued subsequent to the agreement to acquire ISS should be at this per share value. In making this determination, our management and board of directors considered:

  •
  the valuation implied in the ISS transaction;

  •
  the valuation relative to comparable public companies;

  •
  the increase in our size and scope resulting from the ISS acquisition; and

  •
  the increased likelihood of an initial public offering given our size after the ISS transaction.

        All options issued subsequent to the agreement to acquire ISS and before June 30, 2007 were issued with a strike price of $15.29, using the approach described above. On June 29, 2007, we agreed to acquire CFRA for cash and stock. The exchange ratio used to convert the stock was the result of an arms length negotiation of the valuation of CFRA and our company. For purposes of calculating the exchange ratio, the valuation of our company was $16.50 per share of common stock. On July 26, 2007, we performed an internal valuation of our capital stock taking into account the progress of our company and the CFRA acquisition, and established the fair market value per share of $16.50, using the approach described above. All employee stock grants made subsequent to such date were issued at such per share price.

  Income Taxes

        We account for income taxes using the liability method in accordance with SFAS No. 109 Accounting for Income Taxes, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of our assets and liabilities and for net operating loss and tax credit carry forwards. The tax expense or benefit for unusual items, prior year tax exposure items or certain adjustments to valuation allowances are treated as discrete items in the interim period in which the events occur.

        On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As a result of the implementation of FIN 48, we recognized an approximate $0.4 million increase in the current tax liability for unrecognized tax benefits and a decrease to the January 1, 2007 balance of retained earnings. As of the date of adoption and after the impact of recognizing the increase in liability noted above, our unrecognized tax benefits totaled $0.8 million of which $0.4 million would favorably impact our effective tax rate, if recognized. The remaining $0.4 million of liability for unrecognized tax benefits represents deferred tax liabilities established by ISS effective January 1, 2007. Since the liability was recognized prior to the date of acquisition, if the liability is reversed in the future it will be reflected as a reduction of goodwill.

        In accordance with FIN 18, Accounting for Income Taxes in Interim Periods, we have developed an estimated annual effective tax rate which includes estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Our effective tax rate could be adversely impacted by changes in the mix of earnings and losses in countries with differing tax rates, certain non-deductible expenses arising from SFAS 123(R), uncertain tax positions and the valuation of deferred tax assets and liabilities. Should the actual amounts differ from our estimates, our effective tax rate could be materially impacted.

Results of Operations

  Segments and Periods Presented

        Prior to January 1, 2007, we operated as a single reportable segment. As a result of our acquisition of ISS and based on a review of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we have determined that we now operate in two segments, "the RiskMetrics business" and the "ISS business."

        We have provided a discussion of our results of operations on a consolidated basis and have also provided certain detailed discussions for each of our segments. We have done so because the results of ISS are not included in our results of operations until January 12, 2007, but constitute a substantial portion of our business. As a result, in order to provide a meaningful discussion of our ongoing business, we have provided a discussion of the following:

  Consolidated Results of Operations

  •
  our consolidated results of operations for the nine months ended September 30, 2007 (which include the results of operations of our RiskMetrics business and, for the periods following our acquisitions of ISS and CFRA on January 11, 2007 and August 1, 2007, respectively, our ISS business) compared to the nine months ended September 30, 2006 (including the results of operations for only our RiskMetrics business);

  •
  our consolidated results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 and the year ended December 31, 2005 compared to the year ended December 31, 2004 (which in each case includes the results of operations for only our RiskMetrics business);

  Segment Results of Operations

  •
  the results of operations for our RiskMetrics business for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 (in each case including the results of operations for only our RiskMetrics business);

  •
  the results of operations of our ISS business for the period from our acquisition of this business on January 11, 2007 through September 30, 2007 compared to the nine months ended September 30, 2006; and

  •
  the results of operations of our ISS business for the year ended December 31, 2006 compared to the year ended December 31, 2005 and the year ended December 31, 2005 compared to the year ended December 31, 2004.

  Factors Affecting the Comparability of Results

        As discussed above, our acquisition of ISS impacts the comparability of our results of operations. In addition, the financial results of CFRA, which was acquired on August 1, 2007, have been included in the results of our ISS business only since the date of its acquisition. The pro forma information presented elsewhere in this prospectus does not give effect to our acquisition of CFRA for periods prior to August 1, 2007 since it is not considered a significant subsidiary under applicable SEC regulations. CFRA supplements the ISS business and is being integrated to support the Financial Research and Analysis product and services offerings of our ISS business.

        In March 2003, we acquired JPMorgan Advisory, Inc., an entity which primarily provided wealth management products and services to JPMorgan. In connection with the acquisition, we entered into a three year online services agreement under which we agreed to provide to JPMorgan a customer-specific set of products and services related to the acquired Wealth Management products and services which were unrelated to our WealthBench product. In 2005, we were notified by JPMorgan that our contract would not be renewed upon the termination of the three year agreement on March 31, 2006. The contract was subsequently extended through April 30, 2006. The results of operations of RiskMetrics reflect the revenues from the JPMorgan online services agreement through April 30, 2006.

        Between May 2005 and August 2005, ISS completed the acquisitions of Deminor, Proxy Australia and IRRC, companies engaged in proxy services in Belgium, Australia and the United States, respectively. The results of operations of ISS during 2005 reflect the addition of the results of operations of these companies from the date of their respective acquisitions.

  Risk Metrics Group, Inc.

  Nine months ended September 30, 2007 compared to the nine months ended September 30, 2006

	Nine months ended September 30,		Increase (decrease) nine months ended September 30, 2007 compared to 2006
	2006	2007	Amount	%
	(Amounts in thousands, except percentages)
Revenues	$75,302	$172,674	$97,372	129.3%

Operating costs and expenses:
Cost of revenues(1)	18,928	56,666	37,738	199.3%
Research and development expenses(1)	16,276	22,477	6,201	38.0%
Selling and marketing expenses(1)	10,812	25,329	14,517	134.2%
General and administrative expenses(1)	8,597	20,828	12,231	142.2%
Depreciation and amortization of property and equipment	3,006	5,192	2,186	72.7%
Amortization of intangible assets	770	13,728	12,958	1,682.9%
Loss on disposal of property and equipment	15	2	(13)	(86.7)%

Total operating costs and expenses	58,404	144,222	85,818	146.9%

Income from operations	16,898	28,452	11,554	68.4%

Interest, dividend and investment income (expense), net	1,693	(26,198)	(27,891)	(1,647.4)%

Income before provision for income taxes	18,591	2,254	(16,337)	(87.9)%
Provision for income taxes	6,293	1,056	(5,237)	(83.2)%

Net income	$12,298	$1,198	$(11,100)	(90.3)%

(1)
Stock-based compensation expense included in operating expenses is as follows:

	Nine months ended September 30,		Increase (decrease) nine months ended September 30, 2007 compared to 2006
	2006	2007	Amount	%
	(Amounts in thousands, except percentages)
Cost of revenues	$696	$968	$272	39.1%
Research and development expenses	722	971	249	34.5%
Selling and marketing expenses	389	851	462	118.8%
General and administrative expenses	1,080	1,165	85	7.9%

Total stock-based compensation expense	$2,887	$3,955	$1,068	37.0%

        The following table provides information with respect to our revenues in certain geographic regions:

	Nine months ended September 30, 2006		Nine months ended September 30, 2007		Increase (decrease) nine months ended September 30, 2007 compared to 2006
Region	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Amount	%
	(Amounts in millions, except percentages)
Americas	$39.4	52.3%	$108.5	62.8%	$69.1	175.4%
Europe, Middle East and Africa (EMEA)	29.0	38.6%	52.6	30.5%	23.6	81.3%
Asia	6.9	9.1%	11.6	6.7%	4.7	67.9%

Total	$75.3	100.0%	$172.7	100.0%	$97.4	129.3%

        Set forth below is a discussion of the nine months ended September 30, 2006 compared to the nine months ended September 30, 2007 for RiskMetrics Group, Inc. This discussion focuses primarily on the impact of our acquisition of ISS on January 11, 2007 and its effects on our results of operations. For a more detailed discussion of the results of operations of each of our RiskMetrics and ISS businesses, please see the separate discussions of the results of operations for RiskMetrics and ISS for these periods set forth below.

        Revenues.    Revenues increased from $75.3 million for the nine months ended September 30, 2006 to $172.7 million for the nine months ended September 30, 2007, or 129.3%. The increase consisted of revenues of $85.0 million attributable to ISS and included as a result of our acquisition of ISS on January 11, 2007 and increased revenue of $12.4 million relating to RiskMetrics.

        Operating costs and expenses.    Total operating expenses increased from $58.4 million for the nine months ended September 30, 2006 to $144.2 million for the nine months ended September 30, 2007, or 146.9%. The increase consisted of operating expenses of $78.3 million attributable to ISS and included as a result of our acquisition of ISS and an increase of $7.5 million relating to RiskMetrics.

        Cost of revenues.    Cost of revenues increased from $18.9 million for the nine months ended September 30, 2006 to $56.7 million for the nine months ended September 30, 2007, or 199.3%. The increase was primarily due to cost of revenues of $34.4 million attributable to ISS and included as a result of our acquisition of ISS and an increase of $3.3 million relating to RiskMetrics. The increase in cost of revenues for RiskMetrics resulted from an increase in client support, data and web hosting costs. As a percentage of revenues, cost of revenues increased from 25.1% to 32.8%. This increase in cost of revenues as a percentage of revenues reflects the acquisition of ISS, which has historically operated with cost of revenues as a higher percentage of revenues than RiskMetrics, as well as the increased costs at RiskMetrics as discussed above. We believe that going forward, our cost of revenue as a percentage of revenues will decrease due to the increased scalability of operations across our combined company resulting from our internal resources and third party vendor relationships.

        Research and development expenses.    Research and development expenses increased from $16.3 million for the nine months ended September 30, 2006 to $22.5 million for the nine months ended September 30, 2007, or 38.0%. The increase was primarily due to research and development expenses of $4.8 million attributable to ISS and included as a result of our acquisition of ISS, and an increase of $1.4 million relating to RiskMetrics. As a percentage of revenues, research and development expenses decreased from 21.6% to 13.0%. The decrease in research and development expenses as a percentage of revenues reflects the acquisition of ISS, which has historically operated with research and development expenses as a lower percentage of revenues than RiskMetrics.

        Selling and marketing expenses.    Selling and marketing expenses increased from $10.8 million for the nine months ended September 30, 2006 to $25.3 million for the nine months ended September 30, 2007, or 134.2%. The increase was primarily due to selling and marketing expenses of $12.8 million attributable to ISS and included as a result of our acquisition of ISS, and an increase of $1.7 million relating to RiskMetrics. As a percentage of revenues, selling and marketing expenses increased from 14.4% to 14.6%. Selling and marketing expenses as a percentage of revenues have historically been approximately the same for both RiskMetrics and ISS.

        General and administrative expenses.    General and administrative expenses increased from $8.6 million for the nine months ended September 30, 2006 to $20.8 million for the nine months ended September 30, 2007, or 142.2%. The increase was primarily due to general and administrative expenses of $10.7 million included as a result of our acquisition of ISS, and an increase of $1.6 million relating to RiskMetrics. As a percentage of revenues, general and administrative expenses increased from 11.4% to 12.0%. The increase in general and administrative expenses as a percentage of revenues reflected the acquisition of ISS, which has historically operated with general and administrative expenses as a higher percentage of revenues than RiskMetrics as well as higher costs as a result of merger integration efforts.

        Depreciation and amortization of property and equipment.    Depreciation and amortization of property and equipment increased from $3.0 million for the nine months ended September 30, 2006 to $5.2 million for the nine months ended September 30, 2007, or 72.7%. The increase was primarily due to depreciation of $1.9 million resulting from the acquisition of ISS and an increase of $0.3 million relating to RiskMetrics.

        Amortization of intangible assets.    Amortization of intangible assets increased from $0.8 million for the nine months ended September 30, 2006 to $13.7 million for the nine months ended September 30, 2007. The increase was due to amortization of $13.7 million as a result of our acquisitions of ISS and CFRA. The estimates of fair market value of assets and liabilities acquired in connection with the ISS and CFRA acquisitions could change based on the completion of our evaluation, which is expected to be completed by December 31, 2007.

        Interest, dividend and investment income (expense), net.    Net interest, dividend and investment income was $1.7 million of income for the nine months ended September 30, 2006 and $26.2 million of expense for the nine months ended September 30, 2007. The change was due to interest expense incurred on the $425 million of debt incurred as a result of the ISS acquisition on January 11, 2007 and $15.0 million of additional indebtedness under our first lien revolving credit facility incurred in connection with our acquisition of CFRA on August 1, 2007.

        Provision for income taxes.    Income taxes decreased from a provision of $6.3 million for the nine months ended September 30, 2006 to a provision of $1.1 million for the nine months ended September 30, 2007, or 83.2%. The decrease was the result of a decline in pre-tax income in the nine months ended September 30, 2007, as a result of the large amount of interest expense and amortization resulting from the acquisition of ISS and CFRA.

        The provision for income taxes represents an effective tax rate of 46.8% for the nine months ended September 30, 2007 as compared to an effective rate of 33.9% for the nine months ended September 30, 2006. The effective rate changed from 2006 to 2007 mainly due to an increase in non-deductible stock-based compensation expense attributable to incentive stock options. Effective tax rates are subject to change based on the taxable income in all the jurisdictions in which we do business.

        Net income.    Net income decreased from $12.3 million for the nine months ended September 30, 2006 to $1.2 million for the nine months ended September 30, 2007, or 90.3%. The decrease was primarily due to additional amortization and interest expense related to the acquisitions of ISS and CFRA.

Segment results of operations

  RiskMetrics Business

  Nine months ended September 30, 2007 compared to the nine months ended September 30, 2006

	Nine months ended September 30,		Increase (decrease) nine months ended September 30, 2007 compared to 2006
	2006	2007	Amount	%
	(Amounts in thousands, except percentages)
Revenues	$75,302	$87,704	$12,402	16.5%

Operating costs and expenses:
Cost of revenues(1)	18,928	22,220	3,292	17.4%
Research and development expenses(1)	16,276	17,701	1,425	8.8%
Selling and marketing expenses(1)	10,812	12,549	1,737	16.1%
General and administrative expenses(1)	8,597	10,177	1,580	18.4%
Depreciation and amortization of property and equipment	3,006	3,286	280	9.3%
Amortization of intangible assets	770	—	(770)	(100.0)%
Loss on disposal of property and equipment	15	2	(13)	(86.7)%

Total operating costs and expenses	58,404	65,935	7,531	12.9%

Income from operations	$16,898	$21,769	$4,871	28.8%

(1)
Stock-based compensation expense included in operating expenses is as follows:

	Nine months ended September 30,		Increase (decrease) nine months ended September 30, 2007 compared to 2006
	2006	2007	Amount	%
	(Amounts in thousands, except percentages)
Cost of revenues	$696	$530	$(166)	(23.9)%
Research and development expenses	722	800	78	10.8%
Selling and marketing expenses	389	364	(25)	(6.4)%
General and administrative expenses	1,080	674	(406)	(37.6)%

Total stock-based compensation expense	$2,887	$2,368	$(519)	(18.0)%

        The following table provides information with respect to our RiskMetrics business revenues in certain geographic regions:

	Nine months ended September 30, 2006		Nine months ended September 30, 2007		Increase (decrease) nine months ended September 30, 2007 compared to 2006
Region	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Amount	%
	(Amounts in millions, except percentages)
Americas	$39.4	52.3%	$42.1	48.1%	$2.7	17.0%
Europe, Middle East and Africa (EMEA)	29.0	38.6%	38.2	43.5%	9.2	31.5%
Asia	6.9	9.1%	7.4	8.4%	0.5	7.5%

Total	$75.3	100.0%	$87.7	100.0%	12.4	16.5%

        Revenues.    Revenues increased from $75.3 million for the nine months ended September 30, 2006 to $87.7 million for the nine months ended September 30, 2007, or 16.5%. The $12.4 million increase in revenues was primarily due to a $15.2 million, or 25.5%, increase in revenues from our Market Risk products and services, offset by a $4.3 million reduction in revenues due to the loss of the JPMorgan online services agreement. The increase in revenues from our Market Risk products and services was due to strong sales of RiskManager to asset managers and hedge funds as they increased their outsourcing of risk reporting services. Increased revenues resulted from both increased sales to existing customers and sales to new customers. As a percentage of total revenues, revenues from our Market Risk products and services increased from 79.4% for the nine months ended September 30, 2006 to 85.6% for the nine months ended September 30, 2007.

        Revenue growth was also driven by our sales in the EMEA region as revenues increased 31.5% over the comparable period last year, driven by strong sales of RiskManager in this region due to, among other things, the need for financial services firms to comply with new regulatory requirements.

        Operating costs and expenses.    Operating expenses increased from $58.4 million for the nine months ended September 30, 2006 to $65.9 million for the nine months ended September 30, 2007, or 12.9%. The increase was mainly due to increased compensation costs related to higher headcount, bonus accrual and commissions of $6.8 million and higher data and web hosting costs, totaling $0.6 million. As a percentage of revenues, operating expenses decreased from 77.6% to 75.2% due to increased economies of scale and the elimination of amortization expense resulting from the termination of the JPMorgan online contract.

        Cost of revenues.    Cost of revenues increased from $18.9 million for the nine months ended September 30, 2006 to $22.2 million for the nine months ended September 30, 2007, or 17.4%. The increase was primarily due to $2.2 million of increased compensation costs primarily from our London office to support our revenue growth in Europe, a $1.0 million increase in third party data costs due to the increased breadth of asset classes covered by us, and an increase in web hosting costs associated with the opening of an additional data center in Geneva, Switzerland in April 2006. As a percentage of revenues, cost of revenues increased from 25.1% to 25.3%.

        Research and development expenses.    Research and development expenses increased from $16.3 million for the nine months ended September 30, 2006 to $17.7 million for the nine months ended September 30, 2007, or 8.8%. The increase was primarily due to increased employee compensation costs due to increased headcount in our New York office and increased employee compensation costs due to increased headcount in our Geneva, Switzerland office. As a percentage of revenues, research and development expenses decreased from 21.6% to 20.2%.

        Selling and marketing expenses.    Selling and marketing expenses increased from $10.8 million for the nine months ended September 30, 2006 to $12.5 million for the nine months ended September 30, 2007, or 16.1%. The increase was primarily due to increased sales commissions of $1.1 million based on a higher volume of new sales in the nine months ended September 30, 2007. As a percentage of revenues, selling and marketing expenses decreased slightly from 14.4% to 14.3%.

        General and administrative expenses.    General and administrative expenses increased from $8.6 million for the nine months ended September 30, 2006 to $10.2 million for the nine months ended September 30, 2007, or 18.4%. The increase was primarily due to increased employee compensation costs, stock-based compensation expense and merger integration costs. As a percentage of revenues, general and administrative expenses increased slightly from 11.4% to 11.6%.

        Depreciation and amortization of property and equipment.    Depreciation and amortization of property and equipment increased from $3.0 million for the nine months ended September 30, 2006 to

$3.3 million for the nine months ended September 30, 2007, or 9.3% due to increased capital expenditures for computer hardware and software.

        Amortization of intangible assets.    Amortization of intangible assets decreased from $0.8 million for the nine months ended September 30, 2006 to zero for the nine months ended September 30, 2007. During 2005, we were notified that our contract with JPMorgan for online services would not be renewed. As such, we accelerated the amortization of the intangible assets related to the agreement over their remaining useful lives. This acceleration resulted in $0.8 million of amortization expense in the nine months ended September 30, 2006.

  ISS Business

  The period January 12, 2007 to September 30, 2007 compared to the nine months ended September 30, 2006

			Increase (decrease) for the period January 12, 2007 to September 30, 2007 compared to the nine months ended September 30, 2006
	Nine months ended September 30, 2006	January 12, 2007 to September 30, 2007
			Amount	%
	(Amounts in thousands, except percentages)
Revenues	$76,574	$84,970	$8,396	11.0%

Operating costs and expenses:
Cost of revenues(1)	30,107	34,447	4,340	14.4%
Research and development expenses(1)	4,645	4,776	131	2.8%
Selling and marketing expenses(1)	12,283	12,779	496	4.0%
General and administrative expenses(1)	11,991	10,651	(1,340)	(11.2)%
Depreciation and amortization of property and equipment	2,304	1,906	(398)	(17.3)%
Amortization of intangible assets	1,847	13,728	11,881	643.3%

Total operating costs and expenses	63,177	78,287	15,110	23.9%

Income from operations	$13,397	$6,683	$(6,714)	(50.1)%

(1)
Stock-based compensation expense included in operating expenses is as follows:

			Increase (decrease) for the period January 12, 2007 to September 30, 2007 compared to the nine months ended September 30, 2006
	Nine months ended September 30, 2006	January 12, 2007 to September 30, 2007
			Amount	%
	(Amounts in thousands, except percentages)
Cost of revenues	$476	$438	$(38)	(8.0)%
Research and development expenses	57	171	114	200.0%
Selling and marketing expenses	67	487	420	626.9%
General and administrative expenses	761	491	(270)	(35.5)%

Total stock-based compensation expense	$1,361	$1,587	$226	16.6%

        The following table provides information with respect to our ISS business revenues in certain geographic regions:

					Increase (decrease) for the period January 12, 2007 to September 30, 2007 compared to the nine months ended September 30, 2006
	Nine months ended September 30, 2006		January 12, 2007 to September 30, 2007
Region		% of Total Revenue		% of Total Revenue
	Revenue		Revenue		Amount	%
	(Amounts in millions, except percentages)
Americas	$61.6	80.5%	$66.3	78.1%	$4.7	7.6%
Europe, Middle East and Africa (EMEA)	11.9	15.5%	14.5	17.0%	2.6	22.3%
Asia	3.1	4.0%	4.2	4.9%	1.1	34.1%

Total	$76.6	100.0%	$85.0	100.0%	$8.4	11.0%

        Revenues.    Revenues increased from $76.6 million for the nine months ended September 30, 2006 to $85.0 million for the period from January 12, 2007 to September 30, 2007, or 11.0%. The acquisition of CFRA on August 1, 2007 generated additional revenues of $2.8 million during the period from January 12, 2007 to September 30, 2007.

        During the period from January 1 to January 11, 2007, ISS recognized revenues of $3.3 million. Had this revenue been included in the nine months ended September 30, 2007, revenue for the nine months ended September 30, 2007 would have been $88.3 million, an increase of 15.3% as compared to the nine months ended September 30, 2006. All the information provided in the remainder of this paragraph reflects the inclusion of the revenues for this 11-day period. The increase in revenues was primarily due to an increase in revenues from our Governance Services from $57.9 million to $61.7 million, or 6.7%. Revenue from our Governance Services accounted for 72.7% of total revenue for the nine months ended September 30, 2007. Our revenue from our Financial Research and Analysis products and services increased from $18.7 million to $23.2 million, or 23.6%, due to the growth of our revenues from our Compensation Advisory Services and M&A Edge products as well as the inclusion of $2.8 million of CFRA revenue. Revenues from the Americas accounted for 78.1% of ISS revenues in the nine months ended September 30, 2007, down from 80.5% in the nine months ended September 30, 2006, as ISS continued to diversify geographically.

        Operating costs and expenses.    Total operating expenses increased from $63.2 million for the nine months ended September 30, 2006 to $78.3 million for the period from January 12, 2007 to September 30, 2007, or 23.9%. The increase in operating expenses was primarily due to a $11.9 million increase in amortization of intangible assets that resulted from the acquisitions of ISS and CFRA by RiskMetrics, and an additional $2.5 million in operating expenses from CFRA. As a percentage of revenues, operating costs and expenses increased from 82.5% to 92.1% primarily due to an increase in amortization expense.

        Cost of revenues.    Cost of revenues increased from $30.1 million for the nine months ended September 30, 2006 to $34.4 million for the period from January 12, 2007 to September 30, 2007, or 14.4%. The increase was primarily due to increased compensation costs and CFRA costs partially offset by the elimination of a special bonus paid to option holders in the prior period in connection with a cash dividend paid by ISS to its stockholders, as well as fewer days in the period ended September 30, 2007. As a percentage of revenues, cost of revenues increased from 39.3% to 40.5%, primarily due to CFRA revenue in the current period which generates a higher cost of revenue than ISS has generated, historically.

        Research and development expenses.    Research and development expenses increased from $4.6 million for the nine months ended September 30, 2006 to $4.8 million for the period from January 12, 2007 to September 30, 2007, or 2.8%. As a percentage of revenues, research and development expenses decreased from 6.1% to 5.6%.

        Selling and marketing expenses.    Selling and marketing expenses increased from $12.3 million for the nine months ended September 30, 2006 to $12.8 million for the period from January 12, 2007 to September 30, 2007, or 4.0%. The increase was primarily due to increased compensation, and stock-based compensation of $0.4 million and travel expense associated with an expansion of our sales force, partially offset by a reduction in marketing expenses of $0.3 million and a decrease in expenses resulting from the shortened period of comparison. As a percentage of revenues, selling and marketing expenses decreased from 16.0% to 15.0%.

        General and administrative expenses.    General and administrative expenses decreased from $12.0 million for the nine months ended September 30, 2006 to $10.7 million for period from January 12, 2007 to September 30, 2007, or 11.2%. The decrease was primarily due to the elimination of the special bonus paid to option holders in the prior period in connection with a cash dividend paid by ISS to its stockholders, reduced compensation as a result of reduced headcount and reduced stock-based compensation expense, partially offset by increased consulting and accounting costs. As a percentage of revenues, general and administrative expenses decreased from 15.7% to 12.5%.

        Depreciation and amortization of property and equipment.    Depreciation and amortization of property and equipment decreased from $2.3 million for the nine months ended September 30, 2006 to $1.9 million for the period from January 12, 2007 to September 30, 2007, or 17.3% due to the preliminary valuation of such assets in connection with the ISS acquisition by RiskMetrics.

        Amortization of intangible assets.    Amortization of intangible assets increased from $1.8 million for the nine months ended September 30, 2006 to $13.7 million for the period from January 12, 2007 to September 30, 2007, or 643.3%. The increase was due to $13.7 million of amortization of intangible assets related to the acquisitions of ISS and CFRA.

  RiskMetrics Business

  Year ended December 31, 2006 compared to the year ended December 31, 2005

	Year ended December 31,		Increase (decrease) for year ended December 31, 2006 compared to 2005
	2005	2006	Amount	%
	(Amounts in thousands, except percentages)
Revenues	$93,637	$101,236	$7,599	8.1%

Operating costs and expenses:
Cost of revenues(1)	23,704	25,618	1,914	8.1%
Research and development expenses(1)	16,099	21,202	5,103	31.7%
Selling and marketing expenses(1)	12,257	14,977	2,720	22.2%
General and administrative expenses(1)	11,492	12,852	1,360	11.8%
Depreciation and amortization of property and equipment	3,551	4,081	530	14.9%
Amortization of intangible assets	2,713	770	(1,943)	(71.6)%
Impairment of goodwill	361	—	(361)	(100.0)%
Loss on disposal of property and equipment	1,577	15	(1,562)	(99.0)%

Total operating costs and expenses	71,754	79,515	7,761	10.8%

Income from operations	21,883	21,721	(162)	(0.7)%

Interest, dividend and investment income	1,438	2,549	1,111	77.3%
Interest expense	—	(49)	(49)	—

Interest, dividend and investment income, net	1,438	2,500	1,062	73.9%

Income before provision for income taxes	23,321	24,221	900	3.9%
Provision for income taxes	7,640	8,200	560	7.3%

Net income	$15,681	$16,021	$340	2.2%

(1)
Stock-based compensation expense included in operating expenses is as follows:

	Year ended December 31,		Increase (decrease) for year ended December 31, 2006 compared to 2005
	2005	2006	Amount	%
	(Amounts in thousands, except percentages)
Cost of revenues	$—	$876	$876	—
Research and development expenses	—	909	909	—
Selling and marketing expenses	—	490	490	—
General and administrative expenses	—	1,361	1,361	—

Total stock-based compensation expense	$—	$3,636	$3,636	—

        The following table provides information with respect to our RiskMetrics business revenues in certain geographic regions:

	Year ended December 31, 2005		Year ended December 31, 2006		Increase (decrease) for year ended December 31, 2006 compared to 2005
Region		% of Total Revenue		% of Total Revenue
	Revenue		Revenue		Amount	%
	(Amounts in millions, except percentages)
Americas	$55.6	59.4%	$52.7	52.1%	$(2.9)	(5.2)%
Europe, Middle East and Africa (EMEA)	30.0	32.1%	39.5	39.0%	9.5	31.7%
Asia	8.0	8.5%	9.0	8.9%	1.0	12.5%

Total	$93.6	100.0%	$101.2	100.0%	$7.6	8.1%

        Revenues.    Revenues increased from $93.6 million in 2005 to $101.2 million in 2006, or 8.1%. The $7.6 million increase in revenues was primarily due to a $16.7 million, or 25.9%, increase in revenues from our Market Risk products and services, offset by an $8.4 million reduction in revenues due to the loss of the JPMorgan online services agreement. The increase in revenues from our Market Risk products and services was due to strong sales of our RiskManager web-based application and managed services offerings to asset managers and hedge funds as they increased their outsourcing of risk reporting services. Increased revenues resulted from both increased sales to existing customers and sales to new customers. As a percentage of revenues, revenues from our Market Risk products and services increased from 68.8% in 2005 to 80.1% in 2006.

        Revenues from the EMEA region increased by 31.7% in 2006 compared to 2005, driven by strong sales of our RiskManager products and services in this region, primarily due to the need for financial services firms to comply with new regulatory requirements.

        Operating costs and expenses.    Total operating expenses increased from $71.8 million in 2005 to $79.5 million in 2006, or 10.8%. Stock-based compensation expense, which increased by $3.6 million, accounted for 46.8% of the increase in operating expenses due to our adoption of SFAS 123(R) on January 1, 2006. The remaining $4.1 million increase in operating expenses was primarily due to increased compensation expenses resulting from higher headcount and commissions, and higher data, web hosting and technology costs. The increases in operating expenses were partially offset by lower amortization expenses and professional services costs, and a loss on disposal of property. Most of the cost increases were in research and development and sales and marketing expenses. As a percentage of revenues, operating expenses increased from 76.6% to 78.5%.

        Cost of revenues.    Cost of revenues increased from $23.7 million in 2005 to $25.6 million in 2006, or 8.1%. The increase was primarily due to increased data costs of $1.1 million, stock-based compensation expense of $0.9 million and approximately $0.3 million of international web hosting fees, offset by a decrease in allocated occupancy and telecommunication costs of approximately of $0.4 million. As a percentage of revenues, cost of revenues remained relatively constant at 25.3%.

        Research and development expenses.    Research and development expenses increased from $16.1 million in 2005 to $21.2 million in 2006, or 31.7%. The increase was primarily due to an increase in compensation expense of approximately $4.7 million, resulting from the hiring of new employees to support RiskMetrics' product development and investment in our RiskManager market risk system as well as increased stock-based compensation expense of $0.9 million. As a percentage of revenues, research and development expenses increased from 17.2% to 20.9%.

        Selling and marketing expenses.    Selling and marketing expenses increased from $12.3 million in 2005 to $15.0 million in 2006, or 22.2%. The increase was primarily attributable to an increase in headcount as a result of the expansion of our sales force, increased sales commissions of $0.9 million resulting from our increased sales and $0.5 million of stock-based compensation expense. As a percentage of revenues, selling and marketing expenses increased from 13.1% to 14.8%.

        General and administrative expenses.    General and administrative expenses increased from $11.5 million in 2005 to $12.9 million in 2006, or 11.8%. The increase was primarily due to stock-based compensation expense of $1.4 million. As a percentage of revenues, general and administrative expenses increased slightly from 12.3% to 12.7%.

        Depreciation and amortization of property and equipment.    Depreciation and amortization of property and equipment increased from $3.6 million in 2005 to $4.1 million in 2006, or 14.9%. The increase was due to increased depreciation related to capital expenditures for our technology and data infrastructure to support the growth of our business.

        Amortization of intangible assets.    Amortization of intangible assets expense decreased to $0.8 million in 2006 from $2.7 million in 2005, or 71.6%. During 2005, we were notified that our contract with JPMorgan for online services would not be renewed on its termination date of March 31, 2006. The contract was subsequently extended through April 2006. As such, we accelerated the amortization of the related intangible assets over their remaining useful life through April 2006. This acceleration resulted in an additional $1.8 million of amortization during 2005.

        Impairment of goodwill.    Impairment of goodwill was $0.4 million in 2005. We did not realize an impairment of goodwill in 2006. The amount in 2005 was due to the write-off of the remaining goodwill of $0.4 million associated the JPMorgan online services agreement.

        Loss on disposal of property and equipment.    Loss on disposal of property and equipment was $1.6 million in 2005 and was nominal in 2006. During 2005, leases for two of our offices were terminated and we relocated and entered into new leases. With respect to these relocations, the remaining value of leasehold improvements associated with the terminated offices was written off. In addition, we disposed of certain furniture and hardware that had become obsolete during 2005.

        Interest, dividend and investment income, net.    Interest, dividend and investment income, net increased from $1.4 million in 2005 to $2.5 million in 2006, or 73.9%. The increase was primarily due to increased interest rates and higher cash balances during 2006.

        Provision (benefit) for income tax.    Provision for income taxes increased from $7.6 million in 2005 to $8.2 million in 2006, or 7.3%. Our effective tax rate increased from 32.8% in 2005 to 33.9% in 2006 due to the utilization of our remaining net operating loss carry forwards in 2005. Our effective rate is lower than our statutory rate primarily due to tax exempt interest and dividends earned on investments, and state and local income tax credits.

        Net income.    Net income increased from $15.7 million in 2005 to $16.0 million in 2006, or 2.2%.

  Year ended December 31, 2005 compared to the year ended December 31, 2004

	Year ended December 31,		Increase (decrease) for year ended December 31, 2005 compared to 2004
	2004	2005	Amount	%
	(Amounts in thousands, except percentages)
Revenues	$71,699	$93,637	$21,938	30.6%

Operating costs and expenses:
Cost of revenues(1)	18,909	23,704	4,795	25.4%
Research and development expenses(1)	14,095	16,099	2,004	14.2%
Selling and marketing expenses(1)	13,222	12,257	(965)	(7.3)%
General and administrative expenses(1)	9,328	11,492	2,164	23.2%
Depreciation and amortization of property and equipment	5,170	3,551	(1,619)	(31.3)%
Amortization of intangible assets	1,079	2,713	1,634	151.4%
Impairment of goodwill	—	361	361	—%
Loss on disposal of property and equipment	1,659	1,577	(82)	(4.9)%

Total operating costs and expenses	63,462	71,754	8,292	13.1%

Income from operations	8,237	21,883	13,646	165.7%

Interest, dividend and investment income, net:
Interest, dividend and investment income	597	1,438	841	140.9%
Interest expense	—	—	—	—

Interest, dividend and investment income, net	597	1,438	841	140.9%
Income before provision (benefit) for income taxes	8,834	23,321	14,487	164.0%
Provision (benefit) for income taxes	(1,048)	7,640	8,688	829.0%

Net income	$9,882	$15,681	$5,799	58.7%

(1)
Stock-based compensation expense included in operating expenses is as follows:

	Year ended December 31,		Increase (decrease) for year ended December 31, 2005 compared to 2004
	2004	2005	Amount	%
	(Amounts in thousands, except percentages)
Cost of revenues	$346	$—	$(346)	(100)%
Research and development expenses	993	—	(993)	(100)%
Selling and marketing expenses	190	—	(190)	(100)%
General and administrative expenses	1,053	—	(1,053)	(100)%

Total stock-based compensation expense	$2,582	$—	$(2,582)	(100)%

        The following table provides information with respect to our RiskMetrics business revenues in certain geographic regions:

	Year ended December 31, 2004		Year ended December 31, 2005		Increase (decrease) for year ended December 31, 2005 compared to 2004
Region		% of Total Revenue		% of Total Revenue
	Revenue		Revenue		Amount	%
	(Amounts in millions, except percentages)
Americas	$44.5	62.1%	$55.6	59.4%	$11.1	24.9%
Europe, Middle East and Africa (EMEA)	19.8	27.6%	30.0	32.1%	10.3	51.5%
Asia	7.4	10.3%	8.0	8.5%	0.6	8.1%

Total	$71.7	100.0%	$93.6	100.0%	$22.0	30.6%

        Revenues.    Revenues increased from $71.7 million in 2004 to $93.6 million in 2005, or 30.6%. The $21.9 million increase of revenues was primarily due to a $20.1 million or 45.3% increase in revenues from our Market Risk products and services and a $1.9 million increase in revenues from our Wealth Management products and services. The increase in revenues from our Market Risk products and services was due to strong sales of our RiskManager web-based application and managed services offerings to asset managers and hedge funds as they increased their outsourcing of risk reporting services. Increased revenues resulted from both increased sales to existing customers and sales to new customers. The increase in revenues from our Wealth Management products and services was due to the adoption of WealthBench by private banks. As a percentage of total revenues, revenues from our Market Risk products and services increased from 61.9% in 2004 to 68.8% in 2005.

        Revenue from our EMEA and Americas regions increased by 51.5% and 24.9%, respectively, over 2005, due in part to strong RiskManager sales.

        Operating costs and expenses.    Total operating expenses increased from $63.5 million in 2004 to $71.8 million in 2005, or 13.1%. The increase in operating expenses was related to increases in compensation expense due to higher headcount, higher data and occupancy costs and increased amortization, partially offset by lower stock-based compensation expense and lower depreciation and commission expenses. In 2004, we completed a private placement and repurchase, a transaction in which employees were permitted to exercise stock options and sell their underlying shares, which resulted in $2.6 million of stock-based compensation expense. As a percentage of revenues, operating expenses decreased from 88.5% to 76.7%.

        Cost of revenues.    Cost of revenues increased from $18.9 million in 2004 to $23.7 million in 2005, or 25.4%. The increase was primarily due to $1.6 million of costs to support the expansion of external vendor data to include new classes of derivative and structured products, headcount increases in Singapore to support a 24 hours / 7 days a week global operation and in our London account management team to support increased European business. This was partially offset by stock-based compensation expense in 2004 related to the private placement and repurchase, described above, with no corresponding expense in 2005. As a percentage of revenues, cost of revenues decreased from 26.4% to 25.3%.

        Research and development expenses.    Research and development expenses increased from $14.1 million in 2004 to $16.1 million in 2005, or 14.2%. The increase was due to increased compensation expense associated with the expansion of our operations in Oklahoma during 2005 to support the development of our technology infrastructure, delivery of new and enhanced product offerings and the opening of a new research and development office in Geneva, Switzerland. These costs were partially offset by the non-recurrence of $1.0 million of stock-based compensation expense in

2004 related to the private placement and repurchase described above. As a percentage of revenues, research and development expenses decreased from 19.7% to 17.2%.

        Selling and marketing expenses.    Selling and marketing expenses decreased from $13.2 million in 2004 to $12.3 million in 2005, or 7.3%. The decrease was primarily due to a decline in sales commissions of $0.8 million related to a change in our commission plan and $0.2 million of stock-based compensation expense recognized during 2004 related to the private placement and repurchase described above. As a percentage of revenues, selling and marketing expenses decreased from 18.4% to 13.1%.

        General and administrative expenses.    General and administrative expenses increased from $9.3 million in 2004 to $11.5 million in 2005, or 23.2%. The increase was primarily due to higher occupancy costs resulting from a one-time early lease termination fee of $1.2 million relating to our New York office, the opening of a new office in Geneva, Switzerland, larger office spaces in New York and Oklahoma and increased headcount for our in-house legal and management information systems teams. These costs were partially offset by $1.1 million of non-recurring stock-based compensation expense recognized during 2004 related to the private placement and repurchase described above. As a percentage of revenues, general and administrative expenses decreased from 13.0% to 12.3%.

        Depreciation and amortization of property and equipment.    Depreciation and amortization of property and equipment decreased from $5.2 million in 2004 to $3.6 million in 2005, or 31.3%. In 2004, we changed the estimated useful life of our computer hardware from five years to three years based on average usage rates, which resulted in additional depreciation expense of $1.2 million in 2004.

        Amortization of intangible assets.    Amortization of intangible assets expense increased from $1.1 million in 2004 to $2.7 million in 2005, or 151.4%. Upon notice of termination, we accelerated the amortization of the intangible asset relating to the JPMorgan online services agreement to fully amortize related intangible assets over the remaining useful life through April 2006. This acceleration resulted in an additional $1.8 million of amortization expense during 2005.

        Loss on disposal of property and equipment.    Loss on disposal of property and equipment decreased from $1.7 million in 2004 to $1.6 million in 2005, or 4.9%. During 2005, leases for two of our offices were terminated and we relocated and entered into new leases. As a result of these relocations, the remaining value of the leasehold improvements associated with the terminated offices was written off and we disposed of certain hardware, that had become obsolete and furniture, during 2005. During 2004, a lease for one of our offices expired and we entered into a new lease. As part of this relocation, we disposed of certain furniture and hardware that had become obsolete resulting in a loss on disposal of $1.6 million during 2004.

        Interest, dividend and investment income, net.    Interest, dividend and investment income increased from $0.6 million in 2004 to $1.4 million in 2005, or 140.9%. The increase was primarily due to increased interest rates and cash and investment balances during 2005.

        Provisions (benefit) for income taxes.    Income taxes increased from a benefit of $1.0 million in 2004 to a provision of $7.6 million in 2005.

        Prior to 2004, we had historical income tax losses and therefore had not recorded any income tax benefit from net operating losses. During 2004, our sustained level of profitability, combined with our expectations of future profitability, generated a tax benefit from the utilization of net operating loss carry forwards. The effective tax rate for 2005 was 32.8% and is less than the statutory rate primarily due to tax exempt interest and dividends earned on investments and state and local income tax credits.

        Net income.    Net income increased from $9.9 million in 2004 to $15.7 million in 2005, or 58.7%.

  ISS Business

        We have included a separate discussion and analysis of the results of operations of our ISS business for the years ended December 31, 2006, 2005 and 2004 because it comprises a substantial portion of our business and is expected to account for a substantial portion of our future results of operations and cash flow.

  Year ended December 31, 2006 compared to the year ended December 31, 2005

	Year ended December 31,		Increase (decrease) for year ended December 31, 2006 compared to 2005
	2005	2006	Amount	%
	(Amounts in thousands, except percentages)
Revenues	$82,972	$103,269	$20,297	24.5%

Operating costs and expenses:
Cost of revenues(1)	30,741	39,933	9,192	29.9%
Research and development expenses(1)	5,416	6,070	654	12.1%
Selling and marketing expenses(1)	14,537	15,728	1,191	8.2%
General and administrative expenses(1)	13,758	16,678	2,920	21.2%
Depreciation and amortization of property and equipment	2,057	3,578	1,521	73.9%
Amortization of intangible assets	1,863	2,520	657	35.3%

Total operating costs and expenses	68,372	84,507	16,135	23.6%

Income from operations	$14,600	$18,762	$4,162	28.5%

(1)
Stock-based compensation expense included in operating expenses is as follows:

	Year ended December 31,		Increase (decrease) for year ended December 31, 2006 compared to 2005
	2005	2006	Amount	%
	(Amounts in thousands, except percentages)
Cost of revenues	$107	$635	$528	493.5%
Research and development expenses	8	76	68	850.0%
Selling and marketing expenses	6	89	83	1,383.3%
General and administrative expenses	39	1,015	976	2,502.6%

Total stock-based compensation expense	$160	$1,815	$1,655	1,034.4%

        The following table provides information with respect to our ISS business revenues in certain geographic regions:

	Year ended December 31, 2005		Year ended December 31, 2006
					Increase (decrease) for year ended December 31, 2006 compared to 2005
Region		% of Total Revenue		% of Total Revenue
	Revenue		Revenue		Amount	%
	(Amounts in millions, except percentages)
Americas	$69.7	84.0%	$83.0	80.3%	$13.3	19.1%
Europe, Middle East and Africa (EMEA)	11.1	13.4%	16.1	15.6%	5.0	45.0%
Asia	2.2	2.6%	4.2	4.1%	2.0	90.9%

Total	$83.0	100.0%	$103.3	100.0%	$20.3	24.5%

        Revenues.    Revenues increased from $83.0 million in 2005 to $103.3 million in 2006, or 24.5%. The increase was primarily driven by an increase in revenue from our Governance Services from $65.1 million in 2005 to $79.3 million in 2006, or 21.8%. Increased revenues resulted from both increased sales to existing customers and sales to new customers, as well as the full-year impact of the 2005 acquisitions of Deminor, Proxy Australia and IRRC. As a percentage of total revenue, our revenue from our Governance Services decreased from 78.5% in 2005 to 76.7% in 2006. Our revenue from our Financial Research and Analysis products and services increased from $17.8 million in 2005 to $24.1 million in 2006, or 35.4%, due to growth in sales of our environmental, social and governance, or ES&G products and services and the launch of our M&A Edge product. Revenues from the EMEA region grew from $11.1 million 2005 to $16.1 million in 2006 and revenues from Asia grew from $2.2 million in 2005 to $4.2 million in 2006, in both cases primarily as a result of the international acquisitions of Deminor and Proxy Australia. In 2006, 80.3% of ISS' revenues were from its Americas region, compared to 84.0% in 2005.

        Operating costs and expenses.    Total operating expenses increased from $68.4 million in 2005 to $84.5 million in 2006, or 23.6%. The increase was primarily driven by an $8.1 million increase in compensation expense due to the full year impact of the acquisitions, an increase in headcount and related increases in salary and bonus expenses, a $2.2 million increase in depreciation and amortization, a $1.7 million increase in stock-based compensation expense due to the adoption of SFAS 123(R) and increases in non-compensation costs of revenues and legal fees. As a percentage of revenues, operating expenses decreased from 82.4% to 81.8%.

        Cost of revenues.    Cost of revenues increased from $30.7 million in 2005 to $39.9 million in 2006, or 29.9%. The increase was primarily due to increased headcount related expenses and rent associated with the full-year impact of the acquisitions of Deminor, Proxy Australia and IRRC, as well as an increase in overall proxy research and account management headcount, an increase in temporary employees related to proxy season, an increase in transaction fees paid to Broadridge to transmit proxy vote instructions on behalf of our clients and a $0.5 million increase in stock-based compensation expense. As a percentage of revenues, cost of revenues increased from 37.0% to 38.6%.

        Research and development expenses.    Research and development expenses increased from $5.4 million in 2005 to $6.1 million in 2006, or 12.1%. The increase was driven by increased headcount related expenses for the expansion of the company's product and service development and testing capabilities. As a percentage of revenues, research and development expense decreased from 6.5% to 5.9%.

        Selling and marketing expenses.    Selling and marketing expenses increased from $14.5 million in 2005 to $15.7 million in 2006, or 8.2%. The increase was primarily due to an expansion of our sales force, primarily in international locations, offset by a $0.5 million reduction in marketing expenses. As a percentage of revenues, selling and marketing expenses decreased from 17.5% to 15.2%.

        General and administrative expenses.    General and administrative expenses increased from $13.8 million in 2005 to $16.7 million in 2006, or 21.2%. The increase was primarily due to increases in salary and bonus compensation expenses, increases in stock-based compensation expense of $1.0 million related to the adoption of SFAS 123(R) and an increase of $0.9 million in legal fees associated with the sale of ISS to RiskMetrics Group, Inc. As a percentage of revenues, general and administrative expenses decreased from 16.6% to 16.2%.

        Depreciation and amortization of property and equipment.    Depreciation and amortization of property and equipment increased from $2.1 million in 2005 to $3.6 million in 2006, or 73.9%. The increase was primarily due to increased depreciation of internal use software as a result of increased software capitalization in prior years.

        Amortization of intangible assets.    Amortization of intangible assets expense increased from $1.9 million in 2005 to $2.5 million in 2006, or 35.3%. The increase was primarily due to the amortization of intangible assets from the acquisitions of Deminor, Proxy Australia and IRRC between May and August of 2005, which resulted in $6.2 million of identifiable definite-lived intangible assets.

  Year ended December 31, 2005 compared to the year ended December 31, 2004

	Year ended December 31,		Increase (decrease) for year ended December 31, 2005 compared to 2004
	2004	2005	Amount	%
	(Amounts in thousands, except percentages)
Revenues	$66,554	$82,972	$16,418	24.7%

Operating costs and expenses:
Cost of revenues(1)	27,924	30,741	2,817	10.1%
Research and development expenses(1)	5,234	5,416	182	3.5%
Selling and marketing expenses(1)	10,954	14,537	3,583	32.7%
General and administrative expenses(1)	12,697	13,758	1,061	8.4%
Depreciation and amortization of property and equipment	1,395	2,057	662	47.5%
Amortization of intangible assets	2,854	1,863	(991)	(34.7)%

Total operating costs and expenses	61,058	68,372	7,314	12.0%

Income from operations	$5,496	$14,600	$9,104	165.6%

(1)
Stock-based compensation expense included in operating expenses is as follows:

	Year ended December 31,		Increase (decrease) for year ended December 31, 2005 compared to 2004
	2004	2005	Amount	%
	(Amounts in thousands, except percentages)
Cost of revenues	$—	$107	$107	—
Research and development expenses	—	8	8	—
Selling and marketing expenses	—	6	6	—
General and administrative expenses	—	39	39	—

Total stock-based compensation expense	$—	$160	$160	—

        The following table provides information with respect to our ISS business revenues in certain geographic regions:

	Year ended December 31, 2004		Year ended December 31, 2005
					Increase (decrease) for year ended December 31, 2005 compared to 2004
Region		% of Total Revenue		% of Total Revenue
	Revenue		Revenue		Amount	%
		(Amounts in millions, except percentages)
Americas	$57.2	85.9%	$69.7	84.0%	$12.5	21.9%
Europe, Middle East and Africa (EMEA)	8.0	12.0%	11.1	13.4%	3.1	38.8%
Asia	1.4	2.1%	2.2	2.6%	0.8	57.1%

Total	$66.6	100.0%	$83.0	100.0%	$16.4	24.7%

        Revenues.    Revenues increased from $66.6 million in 2004 to $83.0 million in 2005, or 24.7%. The increase was primarily driven by an increase in revenues from our Governance Services from $50.0 million in 2004 to $65.1 million in 2005, or 30.2%. This increase resulted from sales to new and existing customers of proxy research and voting products and services, and $5.2 million from the mid-year acquisitions of Deminor, Proxy Australia and IRRC. Revenues from our Financial Research and Analysis products and services increased from $16.6 million in 2004 to $17.8 million in 2005, or 7.2%, due to increased sales of our ES&G products and services and Compensation Advisory Services. The percentage of revenues from the Americas decreased from 85.9% in 2004 to 84.0% in 2005, due to the international acquisitions.

        Operating costs and expenses.    Total operating expenses increased from $61.1 million in 2004 to $68.4 million in 2005, or 12.0%. The increase was due in part to $2.0 million of cash payments made to ISS option holders in 2005, as well as $5.8 million due to the acquisitions of Deminor, Proxy Australia and IRRC. As a percentage of revenues, operating expenses decreased from 91.7% to 82.4% due to the economies of scale associated with the proxy research and voting business.

        Cost of revenues.    Cost of revenues increased from $27.9 million in 2004 to $30.7 million in 2005, or 10.1%. The increase was primarily due to increased costs associated with the acquisitions of Deminor, Proxy Australia and IRRC, an increase of $0.7 million of compensation expense related to the hiring of temporary employees during the proxy season and $0.8 million related to payments to option holders in 2005. The increase was partially offset by a decrease in transaction fees paid to Broadridge due to a new rate schedule. As a percentage of revenues, cost of revenues decreased from 42.0% to 37.0%.

        Research and development expenses.    Research and development expenses increased by $0.2 million from $5.2 million in 2004 to $5.4 million in 2005, or 3.5%. The increase was primarily due to a slight increase in headcount. As a percentage of revenues, research and development expenses decreased from 7.9% to 6.5%.

        Selling and marketing expenses.    Selling and marketing expenses increased from $11.0 million in 2004 to $14.5 million in 2005, or 32.7%. The increase was primarily due to costs associated with the acquisitions of Deminor, Proxy Australia and IRRC, a $1.2 million increase in salaries for an expanded sales force and $1.2 million of increased commission expense associated with an overall increase in sales and renewals. Marketing expenses increased by $0.4 million due primarily to increased costs associated with our 25th anniversary conference. As a percentage of revenues, selling and marketing expenses increased from 16.5% to 17.5%.

        General and administrative expenses.    General and administrative expenses increased from $12.7 million in 2004 to $13.8 million in 2005, or 8.4%. The increase was primarily due to the $1.0 million of general and administrative expenses related to cash payments in 2005 to option holders, who were mostly general and administrative personnel. As a percentage of revenues, general and administrative expenses decreased from 19.1% to 16.6%.

        Depreciation and amortization of property and equipment.    Depreciation and amortization of property and equipment increased from $1.4 million in 2004 to $2.1 million in 2005, or 47.5% due to a $6.6 million increase in the fixed asset base caused by our acquisitions of Deminor, Proxy Australia and IRRC, and due to other capital expenditures.

        Amortization of intangible assets.    Amortization expense decreased from $2.9 million in 2004 to $1.9 million in 2005, or 34.7%. The decrease was primarily due to the run off of amortization of intangible assets resulting from the acquisition of ISS by its then-current owners. This decrease was partially offset by an increase in amortization of intangible assets associated with the acquisitions of Deminor, Proxy Australia and IRRC, which resulted in $6.2 million of identifiable definite-lived intangible assets.

Liquidity and Capital Resources

        At September 30, 2007, we had $23.0 million in cash and cash equivalents. We believe our existing cash and cash equivalents, our cash flow from operating activities and availability under our existing credit facilities will be sufficient to meet our anticipated cash needs for at least the next 12 months, during which time we expect to make approximately $10.0 million to $11.0 million of capital expenditures. Our future working capital requirements will depend on many factors, including our revenue growth, debt service, future acquisitions of businesses and investments in our own business. To the extent our liquidity sources are insufficient to fund our future activities, we may need to raise additional funding through a public or private equity or debt offering. No assurances can be given that additional financing will be available in the future or that if available, such financing will be on favorable terms.

  Cash Flows

        Operating activities for the nine months ended September 30, 2007 provided cash of $17.3 million reflecting primarily net income of $1.2 million plus depreciation and amortization of $18.9 million, offset by a reduction of $4.2 million in accrued expenses related to the payment of bonuses and commissions related to 2006 performance. Cash provided by operating activities increased in the first nine months of 2007 relative to the same period in 2006 mainly due to a $15.1 million increase in depreciation and amortization partially offset by a $11.1 million decrease in net income as a result of cash interest payments related to the debt acquired and $0.9 million of payroll taxes assumed and paid in connection with the ISS acquisition. Cash flow from operations for the 12 months ended December 31, 2006 was $36.1 million, reflecting primarily net income of $16.0 million plus depreciation and amortization of $4.9 million, stock-based compensation of $3.6 million, a $5.1 million increase in deferred revenue and a $3.9 million decrease in accounts receivable.

        Our cash flow tends to be lower in the beginning of each year due to bonuses and commissions paid during this period and due to the seasonality of contract renewals and corresponding up-front payments, which are somewhat concentrated in the fourth quarter of each year.

        Investing activities for the nine months ended September 30, 2007 used cash of $463.3 million, primarily due to the acquisitions of ISS and CFRA, which included the net liquidation of investments that provided us $68.1 million of cash, as well as capital expenditures of $6.1 million. Cash flows from investing activities for the 12 months ended December 31, 2006 used cash of $2.3 million, primarily due to capital expenditures, partially offset by the sale (net of purchases) of investments. The timing of investment sales or purchases fluctuates based upon the liquidity requirements of our business.

        Financing activities for the nine months ended September 30, 2007 provided cash of $431.8 million as a result of proceeds received from the incurrence of $440.0 million of indebtedness in connection with the ISS and CFRA acquisitions, partially offset by the payment of debt and debt issuance costs. Cash flows from financing activities for the year ended December 31, 2006 used $7.5 million due primarily to the repurchase of stock, partially offset by proceeds received from stock option exercises.

  Long Term Debt

        In connection with the purchase of ISS, we incurred $425.0 million of indebtedness. The indebtedness is comprised of first lien and second lien term loans. We also entered into a first lien revolving credit facility. The terms of the indebtedness include various covenant compliance requirements, including maintaining certain Adjusted EBITDA earning levels, as defined in our credit facilities. See "Description of Certain Indebtedness."

        On July 31, 2007, we borrowed $15.0 million under the revolving credit facility in connection with the acquisition of CFRA, which was repaid in October and November of 2007. Amounts paid under the term loans may not be re-borrowed. The maturity dates of the first lien loan, second lien loan and revolving credit facility loans are January 2013, January 2014 and July 2014, respectively.

        In February 2007, we entered into two interest-rate swap agreements to reduce interest rate risks and to manage interest expense. By entering into these agreements, we change the fixed/variable interest-rate mix of our debt portfolio. As of September 30, 2007, the interest rate swaps had notional amounts of $317.6 million and a fair value liability of $4.2 million. The agreements effectively convert our floating-rate debt into fixed-rate debt. This reduces our risk of incurring higher interest costs in periods of rising interest rates. Our interest-rate swap agreements hedge a significant portion of the interest rate risk exposure under our indebtedness. The interest rate swap agreements reduced our weighted average effective interest rate on the first lien term loan facility to 7.26% and on the second lien term loan facility to 10.51%. The variable benchmark interest rates on eurodollar based loans associated with these instruments ranged from 5.19% to 5.36%.

        We were in compliance with all terms of our credit agreements as of September 30, 2007 and are not aware of any future events or transactions that will impact such compliance.

  Commitments

        In addition to the indebtedness discussed above, we enter into routine operating and capital lease obligations for our facilities and purchase obligations to operate our business. Our contractual commitments, including those related to our indebtedness, were comprised of the following as of September 30, 2007:

	Payments Due by Period
Contractual Obligation	Total	Within 1 year	1–3 years	4–5 years	After 5 years
Debt including estimated interest	$632,980	$37,840	$74,960	$74,000	$446,180
Operating leases	31,993	6,176	13,096	10,984	1,737
Purchase obligation for data	8,343	5,057	3,285	1	—
Deferred purchase price obligation(1)	1,522	224	482	531	285

Total	$674,838	$49,297	$91,823	$85,516	$448,202

(1)
Obligation relates to prior acquisitions made by ISS.

  Off-Balance Sheet Arrangements

        We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future impact upon our financial condition or results of operations.

  Impact of Inflation

        Our business may be significantly or adversely affected by inflation. Due to the high degree of competition in the marketplace, inflation rate increases might lead to an erosion of our profit margins.

Effects of Recently Issued Accounting Pronouncements

        In February 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 provides, among other things, that:

  •
  for embedded derivatives which would otherwise be required to be bifurcated from their host contracts and accounted for at fair value in accordance with SFAS 133, an entity may make an irrevocable election, on an instrument-by-instrument basis, to measure the hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings; and

  •
  concentrations of credit risk in the form of subordination are not considered embedded derivatives. SFAS 155 is effective for all financial instruments acquired, issued or subject to remeasurements after January 1, 2007.

        The adoption of SFAS 155 did not have a material impact on our financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Under FIN 48, the tax effects of a position should be recognized only if it is "more likely-than-not" to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 as of January 1, 2007.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective beginning after January 1, 2008. We are currently evaluating the impact, if any, of SFAS 157 on our financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159, providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Accounting principles generally accepted within the United States have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of asset and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of these assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of SFAS 159 on our financial statements.

        In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This bulletin summarizes the SEC staff's view regarding the process of quantifying financial statement misstatements. SAB No. 108 permits us to adjust for the cumulative effect of immaterial errors relating to prior years in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of accumulated deficit in the year of adoption. SAB No. 108 is effective for reporting periods ending after November 15, 2006. We adopted SAB No. 108 during the first quarter of 2007. The application of SAB 108 did not have an impact on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        Our primary market risk exposure is interest rate risk associated with short and long-term debt bearing variable interest rates. To manage this interest rate risk exposure, we enter into interest rate swap agreements. We are also exposed to foreign currency risk, which can adversely affect our sales and operating profits.

        The following discussion should be read in conjunction with Note 2 of our audited consolidated financial statements appearing elsewhere in this prospectus, which provides further information on our derivative instruments.

  Interest Rate Sensitivity

        To reduce the exposure associated with our variable rate debt, we entered into two interest-rate swap agreements to reduce interest rate risks and to manage interest expense. By entering into these agreements, we change the fixed/variable interest-rate mix of our debt portfolio. As of September 30, 2007, the interest rate swaps had notional amounts of $317.6 million and a fair value liability of $4.2 million. The agreements effectively convert our floating-rate debt into fixed-rate debt. This reduces our risk of incurring higher interest costs in periods of rising interest rates. Our interest-rate swap agreements hedge a substantial majority of the interest rate risk exposure under our indebtedness. The variable benchmark interest rates on eurodollar based loans associated with these instruments ranged from 5.19% to 5.36%. Since not all of our outstanding indebtedness is covered by the interest rate swap agreements, a hypothetical, instantaneous increase of one percentage point in the interest rates applicable to the variable interest rate debt would have increased our interest expense for the nine months ended September 30, 2007 by approximately $3.1 million.

  Exchange Rate Sensitivity

        We have two separate exposures to currency fluctuation risk — subsidiaries outside the United States which use a foreign currency as their functional currency which are translated into U.S. dollars for consolidation and non-U.S. dollar invoiced revenues.

        Changes in foreign exchange rates for our subsidiaries that use a foreign currency as their functional currency are translated into U.S. dollars and result in cumulative translation adjustments, which are included in accumulated other comprehensive loss. At September 30, 2007, we had translation exposure to various foreign countries including the Euro, Pounds Sterling, Canadian Dollar, and a limited number of other non-U.S. dollars currencies. The potential loss resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates, as of September 30, 2007, amounts to $0.7 million.

        We generally invoice our clients in U.S. dollars, however, we invoice a portion of clients in Euro, Canadian Dollar, Japanese Yen and a limited number of other non-U.S. dollar currencies. As such, the fluctuations in such currencies could impact our operating results.

Related Party Transactions

        We have engaged in a number of related party transactions since 2004. See "Certain Relationships and Related Transactions."

INDUSTRY OVERVIEW

        In the United States, assets managed by registered investment companies have grown at a compound annual rate of approximately 12% to over $11 trillion during the ten years ended December 31, 2006, according to the Investment Company Institute. During the same time period, worldwide hedge fund assets under management, or AUM, have grown at an 18% annual rate, and are now approaching $1.6 trillion, according to research by Hedge Fund Research. Additionally, the variety, complexity and geographic diversity of financial assets held by investors have expanded significantly, resulting in multi-asset class, multi-national portfolios often including derivatives. At the end of 2006, the notional amount of exchange traded and over-the-counter derivatives outstanding worldwide was approximately $485 trillion, a 37% increase over 2005. These derivatives typically include interest rate contracts, credit default swaps, foreign exchange contracts, equity-linked derivatives and commodities and futures contracts.

        As a result of increasing complexity of investment strategies, governments and regulatory authorities are increasing the requirements on financial services firms and investment firms to track and report risk as part of their daily operations. For example, the European Union recently required its member countries to adopt policies governing investment managers' risk practices under the auspices of UCITS III. Investment firms managing collective assets for non-sophisticated investors (similar to U.S. mutual fund vehicles) must comply with individual member-states' standards regarding risk measurement and disclosure practices, regardless of where a firm is incorporated if it manages assets on behalf of a member-state's citizens.

        To satisfy their risk management needs, firms across the financial services industry have significantly increased their expenditures on portfolio risk management technologies. Financial services firms have traditionally developed these products and services through in-house information technology, or IT, and research and development staffs. However, the increasing scale and specialization needed to support multi-asset class portfolios and complex securities and strategies have, in many cases, caused these firms to turn to more comprehensive products and services from dedicated providers who can furnish more effective solutions than internal development teams. In addition, an increasing number of firms are utilizing risk management solutions from external vendors in order to provide the third party independent risk reports often demanded by their clients. Recent research from CarbonBased Consulting forecasts that, over the next several years, financial institutions' spending on outsourced portfolio and risk management products and services will increase at a compound annual growth rate of 21%. Similarly, Gartner, Inc. forecasts that total financial services IT spending will reach $565 billion by 2010.

        Government regulation is also driving significant changes in governance practices. In the United States, proxy voting is both a legal requirement and a non-discretionary event for many institutional investors. Through its oversight of ERISA, the U.S. Department of Labor requires that pension funds treat their proxy, or right to vote, as an asset which must be exercised. At the same time, the SEC requires mutual funds to disclose to their customers how they voted the proxies of the securities they hold. In the United States, corporate governance-related regulation aimed at issuers, such as the Sarbanes-Oxley Act, further strengthens the focus among investors on governance and related issues. While the United States remains at the forefront of regulation-mandated corporate governance practices, the rest of the world is increasingly adopting U.S.-style corporate governance requirements. This is illustrated by the adoption of the Company Reform Law in the United Kingdom and increased proxy voting requirements in countries such as Germany, Italy and Japan.

        The visibility of corporate governance and recognition of the risks associated with poor governance practices have increased significantly during the past several years. Corporate governance has shifted from a compliance function to a business imperative. Whether driven by high-profile corporate scandals or increasing shareholder activism, both investors and issuers are far more cognizant of the consequences of governance practices on their businesses or portfolio returns. Public companies that ignore best practices increasingly risk shareholder dissent and reputation risk. As institutional equity ownership grows, the power of institutional investors to effect change in their portfolio companies has grown in tandem. According to the Board of Governors of the Federal Reserve System, institutional ownership in corporate equities has grown at a 13% compound annual rate since 1985. Further, based on Georgeson Inc.'s 2006 Annual Corporate Governance Review, the number of proposals that shareholders have voted on has grown at a 9% compound annual rate since 2002. The increased use of proxy voting power as a tool to motivate companies to demonstrate accountability and transparency has in turn increased demand for proxy voting and other corporate governance services.

        Along with the focus on corporate governance, investors are increasingly focusing on environmental and social issues in making investment and proxy voting decisions. This has increased the need for in-depth proxy research as a tool for investors engaging in socially responsible investing. According to the Social Investment Forum, nearly $1 out of every $10 under professional management in the United States is involved in socially responsible investing, totaling $2.3 trillion in 2005. This represents a 358% increase in socially responsible investment AUM from 1995. In addition, a recent study by the Social Investment Research Analysts Network found that nearly 40% the companies in the S&P 100 Index issued annual corporate social responsibility reports in 2005 and nearly 60% of the S&P 100 companies dedicated special sections of their websites to sharing information about their environmental policies and performance.

        Traditional research models are also undergoing significant change as market forces reshape both the supply of and demand for research products and services. While traditional Wall Street research retains an important role, investors are increasingly demanding specialized or targeted research that is free from any perceived conflicts of interest or satisfies specific needs. Participants in the financial services industry, including investors, underwriters and regulators, are increasingly demanding specialized research perspectives to better inform their decision-making processes. These specialized services are often used to help identify risk, generate investment opportunities or supplement internal due diligence efforts. As many of the large brokerage firms have reduced the size of their research staffs given new regulatory and economic realities, independent research firms have increased their capabilities. According to Integrity Research Associates, total independent research revenue is expected to increase from $1.8 billion in 2006 to $2.5 billion in 2011.

BUSINESS

Our Company

        We are a leading provider of risk management and corporate governance products and services to participants in the global financial markets. We enable clients to better understand and manage the risks associated with their financial holdings, to provide greater transparency to their internal and external constituencies, to satisfy regulatory and reporting requirements and to make more informed investment decisions. Our offerings address multiple asset classes, markets and geographies and are sold to a diverse client base including asset managers, hedge funds, pension funds, banks, insurance companies, financial advisors and corporations. As of September 30, 2007, we had approximately 3,500 clients located in 50 countries. Among our clients are 70 of the 100 largest investment managers, 34 of the 50 largest mutual fund companies, 41 of the 50 largest hedge funds, in each case measured by assets under management and each of the 10 largest global investment banks, measured by revenues.

        Our company consists of two industry leading businesses: RiskMetrics and ISS. Together, these businesses offer what we believe is the most comprehensive suite of risk management and corporate governance products and services available in our industry, covering the market, credit, portfolio, governance, accounting, legal and environmental risks associated with our clients' financial holdings.

        RiskMetrics.    RiskMetrics is a leading global provider of multi-asset, position-based risk and wealth management products and services, as measured by revenues. We provide our clients with comprehensive, interactive products and services that allow them to measure and quantify portfolio risk across security types, geographies and markets. Our flagship RiskManager market risk system integrates consistently-modeled market data with our widely adopted analytical models and robust processing capabilities to address our clients' risk reporting requirements. Our clients generally purchase RiskManager as a secure, interactive web-based application service or as a fully- outsourced risk reporting service. The breadth, performance and scalability of our RiskManager system is the result of nearly a decade of investment in research and development, which we believe provides us with a significant competitive advantage. RiskMetrics serves a diverse group of approximately 650 clients worldwide.

        ISS.    ISS is a leading provider of corporate governance and specialized financial research and analysis services to institutional investors and corporations around the world, as measured by revenues. Through ISS, which we acquired on January 11, 2007, we provide our clients with a fully-outsourced proxy research, voting and vote reporting service to assist them with their proxy voting responsibilities. Through our web-based delivery platform, clients can access our in-depth research reports and proxy voting recommendations. We offer both global security coverage and a comprehensive proxy voting solution, from policy creation to comprehensive research, vote recommendations, reliable vote execution, post-vote disclosure and reporting and analytical tools. Our Financial Research and Analysis products, also provide our clients with research reports and analytical tools covering many investment criteria that have become increasingly important to investors, including companies' environmental, social and governance attributes and accounting and compensation polices. On August 1, 2007, in order to further supplement the Research and Analysis product and service offerings of the ISS business, we acquired CFRA, a forensic accounting research firm. ISS serves approximately 2,850 clients.

        We sell our products and services primarily on an annual subscription basis and generally receive upfront subscription payments from our clients. For the nine months ended September 30, 2007, we generated approximately 93% of our revenues from annual subscriptions to our products and services, for which our clients generally pay us in advance. In addition, during that period, we had a renewal rate of approximately 91%. Our products and services are generally priced based on the number of users who have access to them, as well as based on the volume of data, research, voting or reports purchased. Our experience has been that, over time, our clients have often added users and purchased additional products and services from us, which has led to increases in our revenues per client.

        RiskMetrics' hallmarks are significant collaboration with the world's foremost financial institutions, transparency of key analytics, broad academic feedback and client testing. Similarly, ISS actively works with institutional investors, and industry professionals around the world to formulate its recommended policies on key corporate governance and accounting issues. We believe that our collaborative business processes and the connectivity of our products and services will help establish common standards to quantify, assess and articulate many aspects of financial risk.

        We serve our global client base through a network of 19 offices in 11 countries. For the nine months ended September 30, 2007 approximately 37% of our pro forma revenues were generated from sales to clients outside the Americas.

Company History

        RiskMetrics and ISS are both pioneers in their respective markets.

        The RiskMetrics methodology was developed within JPMorgan in 1992 and was published publicly in 1994. In 1998, RiskMetrics was spun off and became an independent company providing risk management products and services.

        On January 11, 2007, we acquired ISS in order to increase the scale and scope of our risk management product and service offerings. ISS was founded in 1985 with the goal of promoting good corporate governance practices in the private sector. It was the pioneer in the development of policy-based proxy recommendations and today is a leader in corporate governance with the broadest research coverage in the market.

        On August 1, 2007, we completed the acquisition of CFRA. CFRA was founded in 1994 and provides forensic accounting risk research, legal and regulatory risk assessment, due diligence and educational products and services. Our acquisition of CFRA further increased the range of specialized financial research and analysis products and services that we are able to offer to our clients.

Our Market Opportunity

        Our target market is a cross-section of global financial services firms that includes asset managers, hedge funds, commercial and investment banks, pension funds and insurance companies. We also target other market participants, such as third-party advisors and corporations. We believe that a number of key market trends are driving the growth of our business and increasing the value we can offer to our clients:

        Growing Global Financial Markets and Investment Portfolio Complexity.    In the United States, assets managed by registered investment companies have grown at a compound annual rate of approximately 12% to over $11 trillion during the ten years ended December 31, 2006, according to the Investment Company Institute. During the same time period, worldwide hedge fund AUM have grown at an 18% annual rate, and are now approaching $1.6 trillion, according to research by Hedge Fund Research. Additionally, the variety, complexity and geographic diversity of financial assets held by investors have expanded significantly, resulting in multi-asset class, multi-national portfolios often including derivatives and other structured products. We believe that this growth in the global financial markets and increasingly broad and diverse investment portfolios will continue to drive demand for our RiskMetrics products and services.

        Increasing Demand for Transparency.    Investors increasingly need to document their risk profile on a regular basis for both internal audiences, such as risk committees, as well as external constituencies, such as limited partners and regulators. In order to satisfy these demands, comprehensive risk management has become an essential requirement. Furthermore, institutional investors have increasingly used their proxy voting power as a tool to motivate companies to demonstrate better accountability and transparency. We believe that as investors continue to demand greater transparency with respect to multiple dimensions of financial risk, demand for our comprehensive suite of risk management services will continue to grow.

        Increasing Regulatory Requirements.    Regulatory bodies around the world continue to drive change and create opportunities in the markets we serve. Portfolio risk reporting and measurement regulations, such as UCITS III, U.S. Department of Labor proxy voting requirements and corporate governance-

related regulations, including the Sarbanes-Oxley Act, have increased regulatory compliance requirements and have further emphasized the need for comprehensive risk management tools. We believe the increased focus on regulatory requirements around the world will drive further demand for our products and services.

        Increasing Focus on Corporate Governance.    During the past several years, there has been significant growth in the visibility of corporate governance and recognition of the risks associated with poor governance practices. Whether driven by high-profile corporate scandals or increasing shareholder activism, both investors and issuers are far more cognizant of the consequences of governance practices on their businesses or portfolio returns. Furthermore, investors are increasingly focusing on companies' environmental and social attributes when making investment and proxy voting decisions. We believe that these trends are driving the need for in-depth specialized research as a tool for investors engaging in socially responsible investing and will continue to fuel demand for ISS' products and services.

        Increasing Demand for Outsourced Products and Services.    Many financial services firms are increasingly utilizing outsourced solutions that enable them to focus on their core competencies and provide greater capabilities and are more cost effective than their in-house systems. As third party alternatives have improved in quality, reliability, efficiency and scalability, even the largest firms are recognizing the value of outsourcing. In particular, an increasing number of firms are utilizing risk measurement and management solutions from external vendors. These vendors provide independent risk reporting products and services which are often requested by the financial services firms' clients. As a provider of market leading, fully-outsourced risk and governance services, we believe that we will continue to be able to capitalize on this trend.

Our Competitive Strengths

        The competitive landscape for multi-asset class risk management and corporate governance and financial research and analysis products and services is characterized by a limited number of external third party competitors. ISS competes with firms such as Broadridge (formerly ADP Proxy Services) (which provides proxy voting services), Glass, Lewis & Co. (which provides research, voting recommendation and voting execution services) and Proxy Governance, Inc. (which provides research, voting recommendation and voting execution services). In addition, RiskMetrics competes with firms such as Bear Stearns' Bear Measurisk unit, BlackRock Inc.'s BlackRock Solutions unit, DST Systems Inc., Fimalac S.A.'s Algorithmics unit, Moody Corporation's KMV unit, MSCI Inc.'s Barra unit and SunGard Data Systems Inc. We also face competition from internal development at financial institutions and corporations. We compete in these markets primarily on the basis of brand recognition, market coverage, methodology and breadth of service offering. We believe that the competitive strengths outlined below provide us with significant advantages in our markets.

        Industry Leading Brands.    We believe that each of our brands is among the most established and trusted names in its respective market, providing our clients with widely-recognized products and services. Trust, reliability and confidence are of paramount importance to our clients, as they rely on our products and services to help make critical investment decisions. Our products and services are widely used throughout the industry, and we believe we are helping to establish common standards for risk management and corporate governance. We believe that the prominence of our brands combined with our long track record, proven capabilities and well-known and thorough reporting capabilities have helped us to create and maintain our market leadership positions.

        Comprehensive Market Coverage.    Our products and services incorporate what we believe to be among the broadest data sets of any provider in our industry. RiskMetrics' database includes over four million active global securities across 150,000 issuers, spanning 200 countries, 220 exchanges, 11,000 global benchmarks and over 750,000 market data time series updated every business day. In addition, our analytical models cover almost all of the equity, fixed income and derivative securities held in our clients' portfolios. This comprehensive coverage is critical to our business as most of our clients are sophisticated multi-asset class investors who hold a variety of complex global positions. Similarly, in 2006 ISS provided proxy research and vote recommendations for more than 38,000 shareholder meetings across 100 countries and voted approximately 7.6 million ballots on behalf of our clients, representing almost 700 billion shares. Importantly, both RiskMetrics and ISS have a presence in key financial centers around the world which allows us to combine our global data coverage with local market expertise. We believe that the breadth of our offering differentiates us from our competitors and provides us with a significant competitive advantage.

        Leading Market Risk Methodology.    We are a leader in the multi-asset class risk management market. Our transparent risk methodology was originally published in 1994 and has evolved through a decade of research and development, client input and collaboration with the world's foremost financial institutions and leading academics. We believe our commitment to transparency and collaboration has resulted in our methodologies being among the financial industry's most studied, trusted and implemented frameworks for risk management. We believe that our market risk methodology has become a widely accepted model for risk analysis and reporting and provides us with a significant competitive advantage.

        Fully-Outsourced Products and Services.    Increasingly, many of our RiskMetrics clients rely on us for fully-outsourced risk reports, which typically includes automated importation of client positions, matching of client positions with our security terms and conditions data and automatic production of risk reports. Our products and services leverage our technology and data infrastructure, which has the capacity to process millions of positions and thousands of reports each night. Since we deliver our services from a common technology and data infrastructure, all of our clients benefit from advances in our RiskManager market risk system. We believe that the ability to provide this level of processing capacity and service differentiates us from our competitors and provides us with a significant competitive advantage.

        Similarly, we can provide our ISS clients with a scalable, fully-outsourced proxy research and voting service. This service typically includes standard benchmark guidelines or custom voting policies, comprehensive research coverage and high volume, reliable, integrated electronic proxy voting and regulatory reporting. These products and services are all delivered through our integrated Governance Analytics platform which allows clients to research and vote their shares. We believe that no competitor has the comprehensiveness of coverage, combined with the processing capacity and flexible client delivery platform that we offer to our clients.

        Global, Diversified Client Base.    We have a global footprint, which allows us to support our highly- diversified client base across numerous geographies with in-depth analysis based on local knowledge. As of September 30, 2007, our client base included approximately 2,300 financial institutions and 1,200 corporations and professional service organizations located in 50 countries. Among our clients are 70 of the 100 largest investment managers, 34 of the largest 50 mutual fund companies and 41 of the 50 largest hedge funds, in each case measured by assets under management, 16 of 30 OECD central banks and each of the 10 largest global investment banks. As of September 30, 2007 our annualized contract value by client type was distributed approximately as follows: 35% investment managers; 21% alternative investment managers; 15% banking and trading; 6% mutual funds; 6% pension funds; 5% corporate; 5% custodians; 4% insurance and 3% other.

        No client represented more than 1.0% of our revenues during the nine months ended September 30, 2007 and our top 20 clients represented less than 11.4% of our revenues. Our client base is geographically diverse as well, with 37% of our revenues during the nine months ended September 30, 2007 generated from sales to clients located outside of the Americas.

        We believe the quality and diversity of our client base, further enhances our position as a leader in our markets, provides significant revenue stability and insulates us from being negatively affected by the loss of any one, or group, of clients. Finally, we believe that the size, breadth and convergence of our customer base provides us with visibility into relevant market trends and evolving customer needs.

        Attractive Business Model.    We sell our services primarily on an annual subscription basis and receive upfront annual payments from our clients. In addition, we typically experience high recurring revenues as a percentage of total revenues and high renewal rates. For the nine months ended

September 30, 2007, our recurring revenue as a percentage of our total revenues, and renewal rates, were approximately 93% and 91%, respectively. We do not price our products and services based on our clients' assets under management. As a result, we are not subject to revenue fluctuations resulting from changes in our clients' AUM. Since many of our costs benefit from economies of scale, we are able to add new clients with less than pro rata incremental expense. These factors, combined with our low capital expenditure requirements, have historically resulted in significant cash flow generation. We expect that our business model will continue to provide us with the financial resources needed to reinvest in our existing businesses and pursue select acquisition opportunities.

        Distinct Corporate Culture.    Our ability to develop new products and services has been, and will continue to be, crucial to keeping pace with evolving financial markets. Consequently, we believe that our success will continue to depend on the strength of our intellectual capital, and that our employees and distinct corporate culture provide us with significant competitive advantages. We work hard to retain our employees by ensuring that they have a challenging, rewarding and fun environment in which to work. We also encourage our employees to follow their instincts and develop new ideas, which has resulted in many of our most important analytical and technological developments. At the same time, we strive to engender a team spirit and sense of common purpose, which we believe enables us to attract and retain talented employees.

        We believe that all of our employees should hold an ownership stake in our company since a broad-based employee ownership structure closely aligns the incentives of our employees and stockholders. Through stock ownership and option grants, our employees currently own more than one-third of our common stock and options on a fully diluted basis (before giving effect to this offering) and have the opportunity to earn additional shares of common stock through incentive compensation.

Our Growth Strategy

        Our growth strategy is to increase sales to our existing clients, to expand our client base and to extend and enhance our portfolio of risk management and corporate governance products and services. We intend to continue to develop and sell products and services that enable investors to make more informed investment decisions, monitor and comply with exposure and risk limits, provide greater transparency to both internal audiences and external constituencies and meet regulatory and reporting requirements. The major components of our growth strategy are as follows:

        Increase Sales to Existing Clients.    A significant portion of our historical growth has been driven by our success in increasing the value of the products and services which we provide to our clients. We plan to broaden our relationships with our clients in the following ways:

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  Provide additional data, research and analytical products and services.    We continue to expand RiskMetrics' coverage of asset classes and its library of analytical models in response to our clients' needs. This expansion has allowed us to sell more seats, data and applications to our clients. Similarly, as ISS increases its global research coverage and develops new issue-specific research products and services, we expect to continue to increase our product subscriptions through volume-based expansion of proxy research and voting services and by providing additional research and analytical products and services.

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  Offer more products and services.    Our clients increasingly rely on us for more fully-outsourced risk management services. This includes more processing of risk reports and proxy voting as well as increased sales of services including Global Proxy Distribution for custodians and SCAS claims filings services for asset managers. During the past 18 months, a significant percentage of our new sales to existing clients have involved fully-outsourced offerings. We expect this trend to continue and have invested in the scalable technology and data infrastructure necessary to support our outsourced products and services.

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  Leverage our combined RiskMetrics and ISS sales force.    As of September 30, 2007, RiskMetrics and ISS had a combined global sales force of approximately 85 employees in 11 offices worldwide. We believe that our combined sales force will allow us to cross-sell our suite of products and services to our combined client base. In particular, we expect to sell more products and services to our existing clients as we work with more business groups or units within their organizations as a result of our expanded suite of risk and governance products and services.

        The success of this strategy is demonstrable. In the nine months ended September 30, 2007, over 50% of our new subscription annualized contract value resulted from sales to existing customers. Further, our average contract value has significantly increased over the last five years.

        Expand our Client Base.    We plan to continue to pursue the following initiatives to further expand our client base:

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  Sell our portfolio risk reporting products and services to new clients.    Despite the growth of our RiskMetrics business, the market for outsourced risk reporting is relatively new and many financial institutions continue to rely on in-house risk management products and services. We believe that, over time, many of these institutions will select our fully-outsourced risk reporting products and services to reduce costs and improve the functionality of their risk management and analysis. Over half of our new RiskMetrics sales in 2006 came from new clients.

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  Sell our Governance Services and Financial Research and Analysis offerings to new clients.    We believe that additional opportunities exist with respect to institutional investors who currently conduct research and vote their proxies themselves. Additionally, with our acquisitions of ISS and, more recently, CFRA, we believe there is an opportunity to increase our penetration among front office portfolio managers, whom we have not traditionally targeted, by selling them our financial research and analysis products and services.

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  Expand our significant global presence.    In 2006, RiskMetrics generated approximately 48% of its revenues from clients outside the United States, while the percentage of revenues generated internationally by ISS and CFRA was substantially less. We believe this difference was due to the more nascent demand for governance analytics and proxy voting products and services outside the United States and the relatively less developed presence of ISS and CFRA in international markets. We believe that international market for corporate governance products and services is growing, and that we will be able to capitalize on increased demand by leveraging our globally-recognized RiskMetrics brand, international presence and combined RiskMetrics and ISS sales force. We also expect to provide additional specialty financial research and analytical products to our clients outside the United States.

        We have evidenced a strong track record of adding new clients. For the nine months ended September 30, 2007, we added over $20.0 million of new annualized contract value from new clients.

        Enhance and Extend our Products and Services.    We plan to continue to augment our suite of risk management and corporate governance products and services in the following ways:

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  Enhance our product capabilities.    In the past eight years, RiskMetrics has broadened its coverage of asset classes, enhanced its analytical models and launched three major upgrades of our entire risk services product suite. Additionally, ISS has broadened its research coverage and introduced new governance and research products, including M&A Edge. We intend to continue to develop new products that enable our clients to measure and manage many elements of risk by broadening the scope of our product and service offerings. We believe that our commitment to enhance our product offerings will enable us to more fully provide for our clients' risk management needs.

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  Extend our service offerings.    We have continuously upgraded the features, functionality and scalability of our infrastructure in order to offer our clients additional fully-outsourced risk reporting and electronic proxy voting services. In 2006, RiskMetrics invested significantly in the development of its technology infrastructure, including the expansion of our risk reporting services and the introduction of our web-services capabilities. Over the last three years, ISS has continuously enhanced its vote processing capabilities. Further, as relevant technologies continue to evolve, we will re-visit the manner in which our products and services are delivered. We believe that this continued investment will allow us to continue to improve our outsourcing capabilities.

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  Selectively pursue acquisitions.    Over the last year, we have supplemented our internal product and service development efforts with our acquisitions of ISS and CFRA. As a result, we have expanded our suite of service offerings to include governance, compliance and financial research and analysis offerings, which address the risk management needs of a broad cross section of our financial services clients. We intend to continue to selectively pursue acquisition opportunities to complement our product and service offerings to provide the most comprehensive risk management offerings to our clients.

RiskMetrics

Overview

        RiskMetrics is a leading provider of multi-asset, position-based risk and wealth management products and services to global asset managers, hedge funds, banks, insurance companies, pension funds and wealth managers. Our methodologies are among the world's most broadly-accepted standards for risk measurement. Our philosophy is that the portfolio risk management process and the methodologies and algorithms used to model positions and forecast risk should be transparent and accessible. Our transparent methodology was originally published in 1994. Since then, it has evolved based on continued innovation and advances made by our research and development team and collaboration with our clients and leading academics.

        We provide our clients with access to customizable applications, interactive analytics and risk reports based on comprehensive and consistently-modeled market data that are fully-integrated with their holdings. We believe that our comprehensive approach to analyzing multi-asset portfolios and our ability to fully integrate with our clients' holdings enable us to provide products and services which are an integral and essential part of our clients' portfolio risk management systems. These products and services provide timely and actionable insights into the market and credit risks of clients' portfolios.

        Our comprehensive suite of products and services covers a broad range of asset classes including equities, bonds, commodities, foreign exchange, futures, options, derivatives, structured products, interest-rate products and credit products and is designed to provide our clients with a transparent assessment of the risk in their portfolios in the following three areas: Market Risk, Credit Risk and Wealth Management.

        These products and services allow our clients to:

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  measure their trading, credit and counterparty risk;

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  monitor and comply with internal or external exposure and risk limits;

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  deploy and optimize their use of capital;

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  communicate risk in a transparent fashion to regulators, investors, clients and creditors;

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  meet regulatory requirements, address suitability criteria and implement best practices; and

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  create investment planning proposals for high net worth individuals.

        All of our RiskMetrics products and services include integrated access to our extensive set of market-related data. Embedded within our RiskMetrics offerings are over 750,000 market data time series spanning global interest rates, foreign exchange rates, equity prices, implied volatilities, credit spreads, commodity prices and inflation rates. These data are systematically quality-controlled by our dedicated teams of analysts who examine the data for outliers, missing data points and other anomalies. These data are then transformed into a form suitable for use in risk management systems. We also collect and process international benchmark data for thousands of equity, fixed-income and commodity indices. These data are used by asset managers and pension plans who track standard or customized benchmarks as well as by clients to measure their risk and exposure relative to an index.

        Depending upon the solution offering, our RiskMetrics products and services are available through a variety of delivery options, including hosted web-based applications, fully-outsourced managed services, local installation and on a component-by-component basis.

Market Risk

        Managing the risk inherent in our clients' portfolios has become a difficult task for both asset and portfolio managers. Increasingly complex instruments, expanding asset classes, complex trading strategies and significant data requirements have created a complicated risk assessment task. Our approach is to combine all the analytics, technologies and data required into one comprehensive offering, accessible through a common portal. Through our products and services, risk managers at all levels of sophistication can receive accurate, timely and clear measures of risk.

        During 2006, our Market Risk offerings accounted for approximately 80% of RiskMetrics' revenue. Our Market Risk products and services consist of RiskManager and its related services, HedgePlatform and DataMetrics. Although we sometimes sell our data on a stand alone basis, our data are usually embedded in our products and services.

  RiskManager

        RiskManager, our flagship market risk system, provides clients with a comprehensive solution for measuring risk in their portfolios and for running sensitivity and stress test analyses. Underlying RiskManager is a service-oriented architecture which is flexible, scalable and extensible. Because we host our products and deliver our services from a scalable common technology and data infrastructure, all of our clients benefit from advances in our RiskManager market risk system.

RiskManager incorporates three primary components: delivery mechanisms, a services platform and the core risk elements, as shown in the following diagram:

  Delivery Mechanisms

        Our delivery mechanisms enable our clients to access risk analyses and reports in one of three methods: as an interactive web-based application operated in a self-directed fashion, as a fully-outsourced or managed service offering in which RiskMetrics utilizes the system on behalf of the client, or as a web service in which a client's systems access our core risk elements by connecting directly to our systems. Each of these methods involves varying degrees of interaction with the key components of our system.

        When accessed as a web-based application, clients have complete control over when and how often they upload positions and holdings into the system application. They can create their own ad hoc analysis, build dynamic "what-if" scenarios, design custom reports for immediate use, run intra-day pre-trade tests and schedule their own overnight data processing and report generation.

        As a fully-outsourced or managed service, we configure the services platform to create a customized risk reporting service for our clients. In doing so we take on the additional responsibility of uploading the client's positions and holdings from the client's internal systems, fund administrator, broker or custodian, schedule and direct the running of all risk analyses, and produce risk reports our clients use for their internal and external requirements. Clients subscribing to our managed services typically receive a detailed service level agreement outlining production requirements, run times and data coverage.

        Web service clients bypass our other delivery mechanisms and instead have their own systems connect directly to our core risk elements. Clients typically use our web services to seamlessly embed the functionality available in RiskManager directly into their own systems and interfaces.

  Services Platform

        Our proprietary platform is at the core of our scalable services-oriented architecture and allows us to manage many processes simultaneously. The platform orchestrates the flow of information between us and our clients as well as directs the internal operations of our risk elements. Using today's latest server technologies, our platform allows us to simultaneously process millions of positions for hundreds of clients per day. The platform is monitored 24 hours a day, seven days a week by a group of dedicated operations engineers to ensure peak performance of the entire system.

  Core Risk Elements

        The core risk elements underlying RiskManager represent our key intellectual property and consist of significant amounts of data, complex analytical models and proprietary software applications. These elements include:

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  DataMetrics — Quality-checked and consistently-modeled market and reference data incorporating over four million active global securities and over 750,000 market data time series per day. Embedded within RiskManager and available for use by any other core risk elements, these market data span global interest rates, foreign exchange rates, equity prices, implied volatilities, credit spreads, commodity prices and inflation rates. These data are systematically analyzed by dedicated teams at RiskMetrics for outliers, missing data points and other anomalies after which the data are further transformed into a wide range of risk-related data series such as issuer-specific yield curves, implied-volatility surfaces and constant-maturity futures.

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  RiskServer — The engine behind all RiskManager analytics and calculations. RiskServer contains our proprietary analytical models developed over nearly a decade. These models have been developed through significant collaboration with the world's foremost financial institutions coupled with broad academic feedback and client testing.

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  ReportServer — Automates the generation of custom reports for client use, investor disclosure or to meet regulatory requirements.

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  PortfolioServer — Matches client positions with data from our market database and tags the data based on specific client needs.

  HedgePlatform

        HedgePlatform is a reporting service allowing clients that invest in hedge funds, including funds of funds, pension funds and endowments, to measure, evaluate and monitor the risk of their hedge fund investments across multiple hedge fund strategies. We collect position-level information from hedge funds on a monthly basis and provide our clients with a risk report for each individual hedge fund in which they invest as well as an aggregate risk report for their overall portfolio of hedge funds. HedgePlatform reports include statistics such as exposure (long, short, net and gross), sensitivities, scenario analysis, stress tests and VAR analysis.

  DataMetrics

        DataMetrics is a data service that allows clients to access the market data embedded in RiskManager for use in their own proprietary or other third-party systems. In addition to direct access to over 750,000 market data time series, DataMetrics can provide clients with customized data processing services.

Credit Risk

        CreditManager.    Our credit risk products and services allow our clients to consolidate multiple types of credit exposures across an institution. Our CreditManager product is a portfolio credit risk management system used primarily by banks to calculate economic capital, facilitate risk-based pricing and measure risk concentrations. The application is designed to consolidate and compare risks and opportunities across multiple credit exposures including bonds, credit derivatives and traditional lending.

Wealth Management

        WealthBench.    WealthBench is an investment planning platform for private banks, financial advisors, brokerages and trust companies. WealthBench delivers fully-informed, tailored investment planning proposals for high net worth individuals reflecting their needs, goals and risk tolerances while remaining consistent with firm-driven investment and risk-based policies. WealthBench incorporates robust analytics, market-consistent inputs and transparent methodologies.

        Risk Compliance.    We provide portfolio risk statistics to the affluent and mass-affluent segments of consumer banks to allow their financial advisors to ensure compliance with clients' stated investment policies and risk tolerances at the point of sale and monitor compliance on an ongoing basis. The service was introduced in 2007.

Pricing

        The pricing model for our RiskMetrics products and services is primarily subscription-based, typically for a period of one year. Our clients typically pay up front. RiskManager's fees are based on the number of users, the data sets required for the analysis, the volume of positions and the complexity of reports generated. Each contract consists of a fee, which includes the use of RiskMetrics' data and analytics, while some contracts include managed service fees for additional processing and service, which is volume based. Many of our managed services clients receive Service Level Agreements, or SLAs, that explicitly define the level of service we are required to provide under the agreement. Our pricing structure is not linked to our clients' AUM levels.

        Pricing for stand-alone DataMetrics data is based on the amount and specific data sets purchased. The fees for HedgePlatform are based on the number of hedge funds in the client's portfolio. Pricing for our WealthBench services is based upon the number of users.

Clients

        Our approximately 650 clients worldwide rely on us for their portfolio risk management needs. Our RiskMetrics clients include leading asset managers, hedge funds, pension funds, commercial and investment banks, central banks, insurance companies, private banks and regulators.

        RiskMetrics' client base is diversified by segment and geography with no one client, other than JPMorgan, accounting for greater than 2% of RiskMetrics' 2006 revenue. For the nine months ended September 30, 2007, RiskMetrics' renewal rate was approximately 90%. As of September 30, 2007, RiskMetrics' annualized contract value by client type was distributed approximately as follows: 38% asset management; 34% alternative investment managers; 26% commercial and investment banking and trading; and 2% corporate, professional services and other. As of September 30, 2007 our clients in the Americas, EMEA and Asia, comprised approximately 46%, 46% and 8% of RiskMetrics' annualized contract value, respectively.

Competition

        We believe that we are the market leader in the multi-asset risk management category and have significant market share in this segment, which is characterized by a limited number of external third party competitors. Our largest source of competition is in-house IT and development staffs or legacy risk management systems. We believe that we can provide clients with a superior product and service offering at a lower cost to clients than internal departments. Also, the growing trend towards outsourcing IT functions will benefit us as we believe that there are few external providers who can provide the same scope of services that we provide to our clients. Our primary competition includes Bear Stearns' Bear Measurisk unit, BlackRock Inc.'s BlackRock Solutions unit, DST Systems Inc., Fimalac S.A.'s Algorithmics unit, Moody Corporation's KMV unit, MSCI Inc.'s Barra unit and SunGard Data Systems Inc. Our RiskMetrics business competes primarily on the basis of product and service functionality and level of service provided.

ISS

Overview

        ISS is a leading provider of corporate governance and financial research and analysis services to institutional investors and corporations around the world. We facilitate the voting of proxies by institutional investors and provide in-depth research and analysis to help inform their voting decisions and assess issuer-specific risk. ISS' products and services consist of: Governance Services to institutional investors and Financial Research and Analysis services to institutional investors, corporations and professional service firms. The majority of ISS' products and services are delivered through our Governance Analytics web-based platform.

        We provide proxy services to institutional investors globally. We are the largest proxy advisory firm that offers a fully-integrated, end-to-end proxy voting service, including policy creation, comprehensive research, vote recommendations, reliable vote execution and reporting and analytical tools. Although some of our Proxy Research and Voting clients purchase our proxy research on a stand-alone basis, the vast majority purchase a comprehensive research and voting product.

        In 2006, we issued proxy research and vote recommendations for more than 38,000 shareholder meetings across 100 countries and voted, on behalf of our clients, 7.6 million ballots representing almost 700 billion shares. We believe these amounts are substantially more than any of our competitors. As of September 30, 2007, we served approximately 1,200 financial institutions that together manage an estimated $20.0 trillion. During 2006, our Governance Services accounted for approximately 77% of ISS' revenues.

        We also offer Financial Research and Analysis products and services designed to assess the overall financial health of companies by analyzing the investment implications of companies' accounting policies, legal and regulatory exposure, environmental, social and governance practices, mergers and acquisitions initiatives and compensation plans. Our product and service offerings are provided primarily to portfolio managers for investment analysis, to corporations to monitor compliance with corporate governance practices and to professional services organizations to support due diligence efforts. These offerings are either bundled with other services or sold on an individual basis and allow investors to add specialized, qualitative analysis to more traditional research used in the investment decision-making process.

Governance Services

        We categorize our Governance Services products and services into three distinct categories: Proxy Research and Voting, Global Proxy Distribution Services and Securities Class Action Services.

  Proxy Research and Voting

        Through our Governance Analytics platform, we provide our clients with vote recommendations, comprehensive analyses and online voting capabilities that enable users to make informed decisions about how to vote on all items with respect to each shareholder meeting agenda that we cover, execute their votes and monitor and track their votes for reporting purposes. Our Proxy Research and Voting staff currently operates out of nine offices around the world, providing a global network of local expertise.

        The following diagram illustrates our Proxy Research and Voting services and how they integrate into the flow of the proxy process:

        Proxy Research.    We provide research coverage on over 7,400 U.S.-based companies and approximately 22,000 non-U.S. companies. Our standard global coverage includes Morgan Stanley EAFE stocks, FTSE All-Share and TSE 300 listings, selected Goldman Sachs/FTA securities, the first section of the Tokyo Stock Exchange, selected sponsored ADRs from a broad range of countries as well as securities in emerging markets. The size, breadth and experience of the research team allows ISS to maximize an in-depth understanding of local business practices, proxy voting requirements, language and culture across most developed corporate governance markets globally.

        ISS' policy board works to ensure that ISS' voting policies are developed and applied within a framework of corporate governance best practices. ISS actively works with institutional clients and industry professionals around the world to gather input on its proxy voting policies. Each year, through an annual policy survey of our institutional clients and other forums, institutional investors are invited to share their ideas on corporate governance issues including board structure, executive compensation, mergers and acquisitions and corporate accountability to ensure that our standard voting policies are aligned with the views of our institutional clients.

        Our Proxy Research and Voting recommendations are based on the application of ISS' voting policies to the particular voting items on an issuer's agenda. Our research and recommendations are produced based on benchmark, specialized and custom policies.

        ISS develops separate benchmark policies for U.S. securities and non-U.S. securities. ISS' non-U.S. benchmark policies are adjusted to address in-country concerns. ISS' benchmark policies serve as an industry standard and best practice guide to corporate governance.

        In addition to our benchmark policies, we recognize that the philosophies and policies used to make proxy voting decisions range widely among different types of investors. Understanding the diverse needs of our clients, we are able to create policies that meet their requirements through a number of specialized policies such as SRI policies based on environmentally and socially responsible guidelines and our Taft-Hartley policy which is based on AFL-CIO guidelines. For many institutional investors with highly specialized or unique needs for proxy research and policy, we also offer custom proxy advisory services in which we work with our clients to develop and refine governance policy guidelines that match their particular views and are unique to them.

        In addition to the policy-based research resulting in recommendations, we also provide non-recommendation-based governance research services with comprehensive impartial proxy voting analyses currently on approximately 5,200 U.S. and over 5,900 non-U.S. companies in 70 markets.

        Proxy Voting.    Our Proxy Voting services include notifying clients of upcoming shareholder meetings, receiving proxy ballots from third-party proxy distributors, generating consolidated proxy ballots and instructions across our clients' portfolios, executing and tabulating our clients' votes in accordance with their instructions, maintaining voting records and providing comprehensive vote reporting.

        Utilizing our Governance Analytics platform, our integrated platform for proxy voting and research as well as our Financial Research and Analysis products, proxy administrators and investment managers are able to access timely governance data and ensure efficient and reliable vote execution in a highly automated fashion. Our vote reporting lets our clients stay informed and empowered with accurate and timely information, including full vote audit trails and intra-day updates of all fund, meeting and agenda information. In addition to daily audits and detailed vote reconciliation, we conduct automated, end-of-day production checks to ensure all votes are executed accurately.

        Our account representatives and voting operations professionals worldwide provide expert guidance and dedicated support to make sure all clients' votes are cast in accordance with their established proxy guidelines. In addition, we have a Straight Through Processing, or STP, arrangement with Broadridge (formerly ADP Proxy Services) with respect to U.S. and global ballots. This STP arrangement allows for ballots to be received and proxy votes to be made electronically, minimizing the manual aspects of the proxy voting process and limiting the risk of error inherent in manual processes. This STP arrangement and other arrangements with third party ballot distributors and custodians have allowed our number of ballots processed to increase from two million in 2000 to 7.6 million in 2006.

        Vote Disclosure is a cost-effective proxy voting solution to help U.S. investment companies comply with the SEC disclosure rules and give shareholders easy access to institutional voting records. For users of this service, we collect, report and record the information required by the SEC in the Form N-PX and provide users with reports and a personalized, easily navigable web site for public vote and proxy policy disclosure.

  Global Proxy Distribution Services ("GPD")

        Our GPD service offers a complete global proxy distribution solution to custodian banks for non-U.S. securities through a single, independent platform. GPD provides for the efficient distribution and voting of proxies, giving clients the ability to review and download detailed meeting information and individualized account information. GPD also provides online access to customized record-keeping and reporting, across all custodians and sub-custodians.

  Securities Class Action Services ("SCAS")

        We deliver a complete, class action monitoring and claims filing service to institutional investors who have a stake in class action lawsuits. We provide a comprehensive securities litigation database, including up-to-date case information and 17 years of detailed historical class action data, and provide fully-outsourced notification, tracking and claims filing services to our institutional clients. Our arrangements with claims administrators and law firms around the world enable us to advise on new developments in global markets and streamline the filing process.

        SCAS offers more detailed, portfolio specific views of cases and settlements, with an online report library that allows clients to keep track of the complete securities class action lifecycle, from when a case is first identified until payment is disbursed. Securities class action data provided to our clients include class periods, settlement dates, status reports, award amounts, claim deadline dates, claims administrator details and pertinent related data.

Financial Research and Analysis

        We provide specialized financial research and analysis products and services to asset managers, hedge funds, corporations and professional services firms across many dimensions of risk, governance, accounting, environmental, social and legal issues. Most of our Financial Research and Analysis products and services are delivered through our integrated Governance Analytics platform. We recently acquired CFRA to broaden our Financial Research and Analysis products and services suite. Throughout its history, CFRA has provided early warnings on numerous high profile accounting irregularities in North America and Europe, including many of the major accounting scandals and key issues such as options backdating and pension accounting reform.

        Our Financial Research and Analysis offerings fall into four general categories: CFRA Forensic Accounting Research, Environmental Social and Governance Services, M&A Edge and Compensation Services.

  CFRA Forensic Accounting Research

        Through a rigorous and proprietary research process, our global team of analysts assesses the reported financial results of over 10,000 companies worldwide. We focus on providing our clients with timely and actionable risk analysis reports regarding earnings and cash flow quality and sustainability, legal and regulatory risk and overall business health. Our clients rely on our continuous analysis and objective perspective.

        CFRA's largest product is Accounting Lens, a leading forensic accounting risk research report offering for investors, providing early warning signals for companies showing signs of operational or financial distress. The reports consist of in-depth company research, educational and industry research, access to our proprietary earnings quality database and research analyst contact. CFRA recently launched a new service, Legal Edge, which is focused on identifying and analyzing hidden legal and regulatory risks. CFRA also provides customized research services for client-defined projects.

  Environmental, Social and Governance Services

        Our ES&G Research and Analytics products and services include screening and modeling tools that allow institutional investors to apply socially responsible guidelines to portfolios, understand the implications of restrictions on portfolios, and examine company-specific profiles. These services also include our Corporate Governance Quotient, or CGQ, quantitative ratings of corporate securities based on relative attractiveness of their corporate governance profiles. Our services also help clients manage portfolio risk by incorporating an in-depth set of quantitative and qualitative ES&G information into their investment decision making processes.

        Our ES&G Analytics provides sector-based research reports on over 5,000 companies across more than 80 social and environmental issues. These reports are designed to summarize key issues and to facilitate discussions on social and environmental policies between institutional investor clients and global companies. Relative scoring data for each company enable investors to compare performance and capabilities across industry sectors to assess a company's progress towards best practices.

        Our CGQ ratings currently cover more than 7,400 companies across 34 countries, with underlying data for up to 70 individual corporate governance variables. The CGQ ratings rate the corporate governance practices of companies based on a framework developed by ISS. Areas of particular focus include board of directors, audit, charter and bylaw provisions, anti-takeover provisions and executive and director compensation. We sell our CGQ ratings to both asset managers for portfolio construction and monitoring and corporations to help them assess the strength of their corporate governance practices.

  M&A Edge

        Our M&A Edge service provides an independent, in-depth analysis that focuses specifically on proposed merger and acquisition deals and proxy contests to inform institutional investors. This offering complements our traditional proxy research by providing the same foundational analysis and vote recommendation, but also delivers ongoing deal notes that keep users abreast of key events as the deal or contest evolves. Coverage continues as issues develop, from the date of announcement through the shareholder vote. The analysis covers key aspects of a transaction, including strategic rationale, corporate governance and shareholder rights issues.

  Compensation Advisory Services

        We provide a set of turnkey products and services that enable compensation professionals and committee members to optimize compensation plan design by modeling, analyzing and benchmarking executive compensation. Our Compensation Advisory Services provide access to experienced and dedicated compensation plan analysts and support to our clients in modeling the cost of equity compensation plans and determining optimal compensation plan design. Alternatively, we provide a web-based compensation modeling tool, Compass, that measures the cost of equity-based incentive plans using a binomial option pricing model.

Pricing

        The pricing model for ISS' products and services is primarily subscription-based and varies depending on the product or service purchased. Our Proxy Research and Voting services are generally priced based on the number of research reports generated, the number of executed ballots and a base fee for access to our Governance Analytics platform. We charge a single database access fee for our SCAS service and fees based on the number of securities or accounts held in a customer's portfolio. Our Accounting Lens product is priced based on the number of sectors that a customer accesses. Our CGQ Institutional, ES&G Analytics and M&A Edge products and services are sold on an annual subscription basis. Our CGQ Corporate and Compensation Advisory Services are generally priced based on a corporate customer's market capitalization. The vast majority of clients pay up front for contracted usage levels. Our pricing structure is not linked to our clients' AUM levels.

Clients

        Approximately 1,650 financial institutions and 1,200 corporations and professional service organizations worldwide rely on ISS for their corporate governance, proxy voting and financial research and analysis needs. Clients of our financial research and analysis services generally include institutional investors, hedge funds, insurance underwriters and diversified financial institutions. We also provide our Financial Research and Analysis products and services to corporations and regulatory bodies worldwide.

        ISS' client base is diversified, with no one client accounting for greater than 2% of our 2006 ISS revenue. For the nine months ended September 30, 2007, ISS' renewal rate was approximately 91%. As of September 30, 2007, ISS' annualized contract value by client type was distributed approximately as follows: 79% asset managers, 8% alternative investment managers and 13% corporate, professional services and other clients. As of September 30, 2007, ISS' clients in the Americas, EMEA and Asia comprised approximately 78%, 17% and 5% of ISS' annualized contract value, respectively.

        Our ISS business serves both institutional and corporate clients and we recognize that there is a potential for conflict of interest with respect to the provision of products and services to corporate issuers and the products and services we provide to our institutional investor clients. We have instituted multiple safeguards to mitigate any real or perceived conflicts of interests. We have formed a subsidiary that provides governance services to corporations. This subsidiary, ISS Corporate Services, has distinct resources and a firewall that prevents the flow of information from ISS Corporate Services to ISS. Every ISS Corporate Services contract indicates that the purchase of corporate services will not result in preferential treatment from ISS and does not influence ISS' proxy recommendations or CGQ scores. Recommendations and CGQ scores are based solely on the application of ISS' published policies and by an issuer's actual governance policies and practices.

Competition

        We believe that the vast majority of the market which does not currently use our Proxy Research and Voting services consists of institutional investors who vote their proxies themselves or do not vote at all. As the fiduciary and record keeping requirements related to proxies continue to grow, more institutional investors are choosing to outsource these functions.

        For those clients who do outsource proxy research and voting, we compete with a limited number of providers. Glass, Lewis & Co., or Glass Lewis, and Proxy Governance, Inc. are our closest proxy voting and corporate governance competitors. Broadridge (formerly ADP Proxy Services) also provides a limited voting platform to institutional investors, which competes with our own Proxy Voting offerings. In addition, we compete with local niche proxy voting and research providers in certain international markets. Our Financial Research and Analysis services compete with various participants in the market for research services, including sell-side research firms and niche providers, such as Gradient Analytics, Behind the Numbers and Glass Lewis. We believe that none of our competitors have the scale and scope to provide the breadth of our services across client segments and geographies. ISS competes primarily on the basis of product and service functionality and level of service provided.

Research and Development and Operations

        Our research and development and operations teams consisted of approximately 400 individuals at September 30, 2007. These teams are responsible for both our product development efforts and the development and support of our operational infrastructure. For information relating to our level of research and development spending over the last three years, see our consolidated financial statements included in the registration statement of which this prospectus is a part.

  RiskMetrics

  Research and Development

        Our research and development team is responsible for our risk research, data and analytics engineering, infrastructure and application development, testing, implementation and deployment. The team's years of collaborative innovation and research with our clients, which include many of the world's leading financial institutions, has resulted in an institutional knowledge which we believe would require substantial time and investment to replicate. We seek to maintain this competitive advantage through significant ongoing investment in research and development.

        Our products and services have evolved over more than a decade from a single desktop application to our current comprehensive product and service suite. Our research and development group consists of specialized teams including:

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  Risk Research and Development.    Our researchers have, in many cases, advanced degrees and backgrounds in quantitative disciplines, including physics, engineering, and economics, and use their experience and expertise to design new models, methodologies, and analytics. Our risk developers work side-by-side with our researchers to create comprehensive analytics code which implement our latest methodologies. This code is deployed in a flexible server environment that provides for rapid updates to all clients. Our models and products incorporate ideas and suggestions from clients and are reviewed by clients prior to release.

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  Infrastructure Development.    Our infrastructure development team is responsible for the design, creation and maintenance of all core infrastructure components, market data databases and client-data processes. Infrastructure development is based on scalable design elements that allow us to process millions of financial positions per day. We make use of many of the latest technologies including 64-bit architecture and multi-processor systems to create a hosted server and database infrastructure.

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  Application Development.    Our application development team is responsible for the design and creation of all end-user applications including interfaces, reports and processes. Our applications can be customized and configured for specific client segments. Application developers work closely with our RiskMetrics product and project managers to ensure end-user products are consistent with client expectations and requirements.

  Operations

        Our operations group manages the internal technical infrastructure of RiskMetrics (including data centers, networks and telecommunications) and the daily operational elements of our hosted applications which run all analytics, data and client processes. Daily functions include processing our market data time series, securities reference data and benchmarks from our global data providers, loading and processing millions of client positions and monitoring and ensuring peak performance. Our primary operations are hosted at two redundant data centers in New York City and Boston, connected together via a secure network. We also host two additional data centers in Switzerland. We maintain RiskMetrics' operations teams in New York, London, Oklahoma and Singapore.

  ISS

  Research, Development and Operations

        ISS has invested in systems, processes and controls to handle an increase in transactions processed between 2000 (two million ballots) and 2006 (7.6 million ballots). We have a technology infrastructure and a proven track record in automating and scaling operationally complex and time critical tasks. ISS' proxy research and voting business is seasonal in nature with over 70% of transactions occurring in a three-month period. Our ISS development team has created integrated processing systems which have been developed in a scalable architecture linked to a centralized data warehouse.

        ISS' clients outsource proxy voting and vote reporting to ISS. We have had success in meeting client requirements while also increasing our transactional volume through increased automation and by leveraging our operations center in Manila, Philippines, which has grown in the last five years to over

150 employees. This operations center reduces the operational cost per transaction and has been a key component of our success.

        The ISS research and development team also supports ISS' Governance Analytics platform which provides our clients with complete transparency related to the outsource arrangement they have in place with ISS.

        Our technology infrastructure is hosted at a primary data center in Virginia with a redundant backup data center in Arizona. Our main operations hubs are in Maryland, the Philippines and the United Kingdom.

Sales, Marketing and Client Support

        We sell our products and services primarily through direct interaction with our clients. As of September 30, 2007, we had a sales force of 85 people in 10 offices around the world. Sales employees are compensated on a salary and commission basis.

        Our account management staff is composed of approximately 125 employees in 11 offices worldwide. Account managers are assigned to our clients based on geographic location and client type. Our account management team works closely with our clients to optimize our clients' use of our products and services, and we believe that our account management team's product knowledge and local presence differentiates us from our competition.

        Our marketing and communications team supports all of our business units with the aim of helping us increase sales, generate qualified sales leads, enhance our brand, increase our visibility, improve the client experience and educate the financial community about risk and governance. Key areas of focus include communications and industry outreach and event management. The team also proactively manages our relationship with the media, which frequently seeks our opinion on industry issues, particularly in the area of corporate governance.

Government Regulation

        ISS is a registered investment advisor and must comply with the requirements of the Investment Advisers Act of 1940 and related SEC regulations. Such requirements relate to, among other things, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions.

Employees

        Our employee base is comprised of talented people from diverse backgrounds. Our employees have extensive experience at prominent financial institutions and Fortune 500 companies. As of September 30, 2007, we had approximately 1,025 full time employees in 11 countries, including a highly-skilled proxy research, research and development and operations staff of nearly 660 professionals. During the proxy season (March to July), ISS typically retains approximately 150 temporary employees.

        We believe that we maintain good working relationships with our employees. None of our employees is subject to a collective bargaining agreement.

Properties

        Headquartered in New York City, we maintain a global presence with offices throughout the United States as well as in 10 other countries. Our New York City facility contains approximately 35,000 square feet and the lease relating to this facility expires in July 2012. ISS is headquartered in Rockville, Maryland. Our Rockville facility contains approximately 64,000 square feet, and the lease relating to this facility expires in July 2012. We recently entered into a lease on a property to serve as our London office for both RiskMetrics and ISS. Our new London facility contains approximately 26,000 square feet and our lease expires in August 2012. We intend to move into our new London facility in the first quarter of 2008. In connection with our new lease, we do not intend to renew our two other London leases which expire in 2008.

        We also have smaller offices which support our operations locally in: Ann Arbor, Michigan; Brussels, Belgium; Cambridge, Massachusetts; Chicago, Illinois; Frankfurt, Germany; Geneva, Switzerland; Iselin, New Jersey; Manila, Philippines; Melbourne, Australia; Norman, Oklahoma; Paris, France; San Francisco, California; Singapore; Tokyo, Japan; Toronto, Canada; and Washington, District of Columbia.

Legal Proceedings

        We are not presently involved in any material legal proceedings. However, during the ordinary course of business, we are, from time to time, threatened with, or may become a party to, legal actions and other proceedings.

MANAGEMENT

  Executive Officers and Directors

        The following table sets forth certain information regarding our executive officers and directors, including their ages as of January 1, 2008:

Name	Age	Title
Ethan Berman	46	Chief Executive Officer and Chairman
David Obstler	48	Chief Financial Officer
Richard Leggett	40	Head of ISS Business
Jorge Mina	33	Co-Head of RiskMetrics Business
Gregg Berman	41	Co-Head of RiskMetrics Business
Kayla Gillan	49	Chief Administrative Officer
Peter Bernard	50	Director
Philip Duff	50	Director
Lovida Coleman, Jr.	58	Director
Rene Kern	44	Director
Arthur Levitt	76	Director
Christopher Mitchell	36	Director
Stephen Thieke	60	Lead Independent Director
Robert Trudeau	39	Director

  Executive Officers

        Ethan Berman.    Ethan Berman is our chief executive officer and serves as the chairman of our board of directors. Mr. Berman was one of our founding members at the time of our spin-off from JPMorgan in 1998 and has served as our chief executive officer since such time and as chairman of our board of directors since June 2004. Prior to our spin-off, Mr. Berman was a managing director at JPMorgan and was responsible for the firm's Risk Management Services Group. As head of that group, he led JPMorgan's risk advisory work, including the development of risk products and services such as RiskManager and CreditManager. Mr. Berman joined JPMorgan in 1987 as a bond trader. Mr. Berman has a B.A. from Williams College.

        David Obstler.    David Obstler is our chief financial officer and has served as such since January 2005. From 2000 to 2004, he was chief financial officer and executive vice president of corporate development for Pinnacor Inc., a NASDAQ publicly listed provider of software and services to the financial services industry. Prior to that, he was an investment banker at Goldman Sachs, Lehman Brothers and JPMorgan. He has a B.A. from Yale University and an M.B.A. from the Harvard School of Business.

        Richard Leggett.    Richard Leggett is head of our ISS business and has served as such since our acquisition of CFRA on August 1, 2007. Prior to that, he served as chief executive officer of CFRA since 2005. Before joining CFRA, he was a managing director at Goldman Sachs in New York and London, where he worked in the research division from 2000 until 2004 and the investment banking division from 2004 until 2005. Mr. Leggett has a B.S. from Georgetown University.

        Jorge Mina.    Jorge Mina has served as co-head of our RiskMetrics business since July 2005. Mr. Mina was one of our founding members at the time of our spin-off from JPMorgan and served as our head of research from 2003 to 2005, where he was responsible for analytics across RiskMetrics' products and services. Prior to our spin-off, he worked in Risk Management Services at JPMorgan.

Mr. Mina has an M.S. from the University of Chicago and a B.S. from the Instituto Tecnológico Autónomo de México.

        Gregg Berman.    Gregg E. Berman has served as co-head of our RiskMetrics business since 2007. In 2006, Mr. Berman served as our head of strategic development. Mr. Berman was one of our founding members at the time of our spin-off from JPMorgan in 1998 and has served a number of roles, including product manager from 1999 to 2000, head of Market Risk from 2000 to 2004 and head of sales in 2005. Mr. Berman is a physicist by training and holds a Ph.D. and an M.S. from Princeton University and a B.S. from the Massachusetts Institute of Technology.

        Kayla Gillan.    Kayla Gillan will serve as our chief administrative officer beginning on February 1, 2008. From 2003 to January 2008, Ms. Gillan served as a board member of the Public Company Accounting Oversight Board, or the PCAOB, a not-for-profit corporation created by the Sarbanes-Oxley Act to oversee the auditors of public companies. Prior to being appointed to the PCAOB, she was general counsel to the California Public Employees' Retirement System, a provider of retirement and health benefits to over 1.5 million public employees. Ms. Gillan currently serves on the Independent Advisory Board to the NACD Corporate Directors Institute, and on the Board of Governors of the International Corporate Governance Network. She holds a B.A. from California State University at Sacramento and a J.D. from the University of California at Davis.

  Directors

        Peter Bernard.    Peter Bernard has served as one of our directors since January 2000. Mr. Bernard served in a variety of executive roles at our company between January 2000 and January 2004, including service as our chief financial officer from January 2002 to June 2003. Mr. Bernard currently serves as a managing director at D.E. Shaw & Co., an investment and technology development firm, a position he has held since October 2006. From February 2005 to December 2005, he served as chief operating officer for Alpha Simplex Group, an investment management company. For the six years prior to his joining us, he was the co-founder and President of New Bond Trading, a Boston-based investment management firm. Mr. Bernard holds a B.A. from Bowdoin College. Mr. Bernard will resign immediately before we consummate our initial public offering.

        Lovida Coleman, Jr.    Lovida Coleman, Jr. was appointed as one of our directors in November 2007. Ms. Coleman is a partner in the law firm of Sutherland Asbill & Brennan LLP and has held that position since 1993 and is a member of the Board of Trustees of RAND Corporation, a non-profit think tank. She has a A.B. from Harvard University and a J.D. from Yale Law School.

        Philip Duff.    Phillip Duff has served as one of our directors since 2001. Mr. Duff has served as chairman and chief executive officer of Robson Ventures, LLC since January 2007. From January 2000 to 2006, he served as chairman and chief executive officer of FrontPoint Partners LLC, an investment management firm which he founded. Previous to that, Mr. Duff was the chief financial officer of Morgan Stanley Dean Witter & Co. Mr. Duff is currently a director of Ambac Financial Group, Inc. Mr. Duff holds a B.A. from Harvard University and an M.B.A. from the Massachusetts Institute of Technology.

        Rene Kern.    Rene Kern has served as one of our directors since June 2004. Mr. Kern is a managing director of General Atlantic LLC, a global growth equity firm that provides capital and strategic support for growth companies and has been with General Atlantic LLC since 1996. Mr. Kern is currently a director of Intec Telecoms Systems plc, a provider of business and operations support systems, and the Brazilian Mercantile & Futures Exchange, a global derivatives exchange. He has a B.S. from the University of California, Berkeley and both an M.B.A. and M.A. from the University of Pennsylvania.

        Arthur Levitt.    Arthur Levitt has served as one of our directors since April 2005. Mr. Levitt currently serves as a senior advisor to The Carlyle Group. Mr. Levitt served as the chairman of the

SEC from 1993 to 2001. Prior to joining the SEC, Mr. Levitt owned Roll Call, the newspaper of Capitol Hill. From 1989 to 1993 he served as chairman of the NYC Economic Development Corporation and from 1978 to 1989 was chairman of the American Stock Exchange. Mr. Levitt is currently an advisory director of M&T Bank Corporation, a regional bank headquartered in western New York. He served two years in the United States Air Force and holds a B.A. degree from Williams College.

        Christopher Mitchell.    Christopher Mitchell has served as one of our directors since 2006. He is a managing director of Spectrum Equity Investors, L.P., a private equity firm that invests primarily in the information services, media, and communications industries and has held that position since December 2005. From 2001 to December 2005, Mr. Mitchell served as a principal at Spectrum Equity Investors, L.P. Mr. Mitchell has a B.A. from Princeton University.

        Stephen Thieke.    Stephen Thieke served as chairman of our board of directors from our inception in 1998 until June 2004 and was re-elected to serve as one of our directors in April 2007. From August 1989 to July 1999, Mr. Thieke worked for JPMorgan in a variety of senior management positions, including head of fixed income, business co-head of global markets, president and chairman of JPMorgan Securities, Inc. and head of the corporate risk management group. Mr. Thieke served on the board of directors of the Financial Services Authority of the United Kingdom. Mr. Thieke is a member of the board of directors of PNC Financial Services Group Inc., a regional bank headquartered in Pittsburgh, Pennsylvania. Mr. Thieke holds a B.A. degree from Manhattan College.

        Robert Trudeau.    Robert Trudeau has served as one of our directors since September 2005. Mr. Trudeau is currently a general partner at Technology Crossover Ventures, a private equity and venture capital firm focused on information technology companies and has served as such since August 2005. From 2003 to 2005, he was a principal at General Atlantic Partners. Prior to General Atlantic, Mr. Trudeau served as a managing director at iFormation Group, a joint venture between General Atlantic, Goldman Sachs and Boston Consulting Group. He has a B.A.H. in Political Science from Queen's University and an M.B.A. from The University of Western Ontario.

Prospective Director

        Frank Noonan.    Frank Noonan has agreed to serve as one of our directors following the completion of our initial public offering. Mr. Noonan served as chairman and chief executive officer of R.H. Donnelly Co., a print and interactive marketing company, from 1991 until his retirement in 2002. Mr. Noonan is currently a director of NewStar Financial, Inc., a specialized commercial finance company and Avnet, Inc., a distributor of electronic components and computer products. He has a B.A. from the University of New Hampshire.

Committees of the Board of Directors

        Our board of directors currently consists of nine directors who have been nominated and elected pursuant to our Amended and Restated Investor Rights Agreement. Six of these directors qualify as "independent" according to the rules and regulations of the SEC and the New York Stock Exchange (the "NYSE"). Our six independent directors are Lovida Coleman, Philip Duff, Rene Kern, Christopher Mitchell, Stephen Thieke and Robert Trudeau.

        Our board of directors has established an audit committee, a compensation and human resources committee and a nominating and corporate governance committee. The composition, duties and responsibilities of these committees are set forth below. Our committee members hold office for a term of one year.

        As part of our evolution from being a privately-held company to a public one, we plan to add additional independent directors to our board of directors and change the composition of the committees of our board as those new members join to ensure that all members of all board committees are independent. We are currently in the process of identifying and recruiting qualified individuals to serve on our board of directors. Our nominating and corporate governance committee is currently engaged in an effort to identify and screen qualified director candidates. Within the next year, we intend to add either three or four new independent directors (including Frank Noonan) and maintain a board of directors which is comprised of between eight and 12 members. In addition, Peter Bernard will resign from our board immediately before we consummate our initial public offering.

        Audit Committee.    The current members of our audit committee are Messrs. Thieke, Duff and Mitchell all of whom are deemed "independent" as defined under NYSE rules and the Sarbanes-Oxley Act of 2002. Mr. Thieke is our audit committee chair and Messrs. Thieke and Duff are our audit committee financial experts under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act. Our audit committee's primary responsibilities, among others, include:

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  selection and retention of our independent registered public accounting firm (subject to ratification by our stockholders);

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  evaluation of the performance of our independent registered public accounting firm;

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  review and monitoring of the auditing and integrity of our financial statements with our independent registered public accounting firm;

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  consideration of any matters arising from an audit which is brought to the attention of our board of directors;

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  monitoring our compliance with legal and regulatory requirements; and

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  oversight of our accounting and financial reporting process.

        Compensation and Human Resources Committee.    The current members of our compensation and human resources committee are Messrs. Duff, Mitchell and Trudeau and Ms. Coleman, all of whom are deemed "independent" as defined under NYSE rules. Mr. Duff is currently our compensation and human resources committee chair. Our compensation and human resources committee's primary responsibilities, among others, include:

  •
  annual approval, or recommendation to our board of directors for approval of, the corporate goals and objectives with respect to our chief executive officer's compensation and based upon an evaluation of our chief executive officer's performance in light of those goals and objectives, making a recommendation to our board of directors regarding our chief executive officer's compensation;

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  annual approval, in consultation with our chief executive officer, of the corporate goals and objectives with respect to compensation for our executive officers (other than our chief executive officer);

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  development and oversight of an overall evaluation process and compensation structure for our executive officers;

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  review and discussion with the our management team of the compensation discussion and analysis to be included in the our annual proxy statement;

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  preparation of the annual report on executive compensation required by the rules and regulations of the SEC;

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  annual approval of our compensation strategy for executive officers and other members of our senior management team;

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  Oversight of the officer development and succession plans for the chief executive officer and other executive management;

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  approval and administration of our long-term incentive compensation plans; and

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  approval of separation packages and severance benefits to the extent that the agreements are outside of the ordinary course of our business.

        Nominating and Corporate Governance Committee.    The current members of our nominating and corporate governance committee are Messrs. Thieke and Kern and Ms. Coleman, all of whom are "independent" as defined under applicable NYSE rules. Mr. Thieke is currently our nominating and corporate governance committee chair. Our nominating and corporate governance committee's primary responsibilities, among others, include:

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  screening and identifying qualified potential director nominees and potential executive officers;

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  making recommendations to our board of directors regarding director nominees to be presented for stockholder approval at the annual meetings of our stockholders;

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  making recommendations to our board of directors regarding nomination of executive officer candidates;

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  making recommendations to our board of directors regarding director nominees to fill vacancies or as otherwise required outside of the annual meetings of our stockholders;

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  setting, or recommending that our board of directors set, the composition of our board of directors committees;

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  making recommendations to our board of directors regarding the size and composition of our board of directors;

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  establishment and administration of an annual assessment process relating to the performance of both our board of directors as a whole and our individual directors;

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  development of our corporate governance principles and policies;

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  oversight of our corporate governance conduct; and

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  development of policies regarding director and executive officer stock ownership requirements.

Compensation Committee Interlocks and Insider Participation

        During 2007, none of our executive officers served, currently none of them serves and we anticipate that none will serve in the future, on the board of directors or compensation committee of any other entity with executive officers who have served or will serve on our board of directors or Compensation and Human Resources Committee.

Director Compensation

        After the consummation of this offering, our non-employee directors will receive an annual retainer fee of $40,000 in cash and 5,000 non-vested shares of our common stock. We believe that this mix of cash and equity director compensation allows us to attract and retain highly qualified director candidates and aligns our directors' interests with those of our stockholders. In the future, we intend to re-evaluate the number of non-vested shares of our common stock granted to each director based upon the market price of our common stock on the date of each grant. We will issue to our lead independent director an additional 1,500 non-vested shares of our common stock annually as compensation for service in that role. We will also pay our directors who serve on committees an additional cash stipend of $5,000 for the additional time required by committee service. The chairpersons of these committees will each receive $10,000 instead of $5,000. The non-vested shares of our common stock granted to our non-employee directors will vest over a three year period, at a rate of one-third each year. Finally, we also reimburse our non-employee directors for any reasonable out-of-pocket expenses they may incur in connection with their service. We will review director compensation on an annual basis as market conditions and our share price fluctuate.

COMPENSATION DISCUSSION AND ANALYSIS

        Our compensation and human resources committee, referred to as the compensation committee, is empowered to review, approve and recommend for the approval of our board of directors, the annual compensation and compensation procedures for our chief executive officer. The compensation committee also works with our chief executive officer on setting the compensation of our other executive officers.

Objectives of Compensation Program

        We recognize that our employees are a critical asset and provide us with an important competitive advantage. Consequently, a key objective of our compensation program, including our executive compensation program, is to attract and retain qualified, talented and diverse professionals who are enthusiastic about our mission and culture. The most important part of compensation is providing our employees, including our executive officers, with a work environment, challenges, opportunities, clients and colleagues that are compelling. This is consistent with our overall corporate objective of becoming one of the world's most attractive employers, and the committee is committed to working to provide these opportunities to all employees. To that end, we intend to implement a progressive compensation program for our employees, including our executive officers, with a key objective being to provide fair and appropriate incentives and to reward our employees for their contribution to our business. Our financial compensation packages contain three main components: base salary; cash bonuses; and equity incentives.

Compensation Guidelines

        The compensation committee uses a number of guidelines in setting our chief executive officer's compensation and that of other executives, including the following:

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  A majority of an executive's potential financial compensation will be incentive-based (cash bonuses and equity incentives), rather than fixed (base salary);

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  An executive will only be compensated for results that are within his/her control. For example, annual stock price performance will not be one of the objectives used in determining executive compensation, because the share price of our common stock is subject to a variety of factors outside the control of any executive or group of executives;

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  Internal pay equity is an important part of our compensation philosophy. It is not in our long-term interests for any executive to make significantly more than our lowest paid employee (although it is recognized that employee compensation levels in different offices with different cost structures will be calculated consistent with local compensation guidelines, including cost of living factors);

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  We will not offer additional benefits to any executive that are not available to all other employees in the same location. This includes employment agreements, severance arrangements, change of control provisions, supplemental early retirement plans and accelerated option vesting, except in extraordinary circumstances where the compensation committee determines that the grant of such benefits is in the best interests of stockholders;

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  Our chief executive officer's incentive compensation will be tied to clearly defined objectives at the beginning of every year, which are the corporate objectives for the firm. Our corporate objectives are agreed upon by our board of directors and our senior management on an annual basis. Our board of directors will evaluate our chief executive officer on his/her performance in meeting (or exceeding) those objectives and will award any incentive compensation accordingly. In doing so, our board will not use a strict formulaic approach but will instead look at the performance of our chief executive officer in the context of the objectives;

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  All incentive compensation paid to executives will be split between cash and equity in a ratio designed to motivate the executives to take a level of risk consistent with the expectations of our board of directors, which are based, in large part, on what our board of directors believes is the appropriate risk profile for our company. This ratio may change from time to time as our circumstances and our risk profile change;

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  No executive who has been granted equity (vested and unvested) deemed "enough" by our board of directors will be eligible for additional equity awards. "Enough" will be determined by executive replacement value, overall compensation levels within our company and common sense. We value executive replacement cost as the expenses necessary to recruit, attract, retain and train new employees or promote from within our existing organization;

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  We do not formally look at peer companies to set compensation levels or structures. Although we compete with the financial services industry for talented employees, we believe that our commitment to offering a compelling work environment, challenges, opportunities, clients and colleagues allows us to compete effectively for talented individuals without compromising our compensation guidelines;

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  In evaluating the compensation of our employees, the compensation committee typically focuses on the value of equity compensation granted in the particular period, even if the equity granted does not vest within that period; and

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  We believe that rules, such as those discussed above, can be useful to set guidelines for compensation, but must be applied in consideration of specific circumstances. Consequently, the compensation committee uses its judgment as it applies the principles set forth above to set our executives' aggregate compensation.

2007 Corporate Objectives

        In determining the 2007 bonus compensation for our chief executive officer, the compensation committee evaluated his performance against the following five corporate objectives set by our board at the beginning of the year and the measures by which the compensation committee determined achievement of the objectives:

  Financial Results:    Exceed revenue, EBITDA and cash flow financial targets and prepare for potential initial public offering.

          Key Measures.

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    Exceed our target revenue growth rate of 17%, our target Adjusted EBITDA growth rate of 25% and our goal to grow our free cash flow at a rate in excess of our growth rate for Adjusted EBITDA (in each case, our financial targets for 2007 assumed the completion of our acquisition of ISS);

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    continue to improve our framework for reporting financial information; and

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    prepare our company for the option of pursuing an initial public offering by creating a pre-IPO task force to review and address various issues.

  Clarity:    Create, communicate and execute a well-defined group vision, mission and values with clarity around our organization, management teams and decision-making processes.

          Key Measures.

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    Develop a shared vision about our company's mission and values supported by strategies in our business units;

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    create a clear global organization structure with management teams and supporting management processes; and

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    establish a global communications infrastructure (both human and technical) that enables connectedness, transparency and collaboration.

  Clients:    Increase market penetration and expand relationships with clients globally.

          Key Measures.

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    Retain existing clients and related revenues;

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    expand existing relationships through cross-selling of existing and new products and services;

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    develop a consistent approach for client segment planning, forecasting, sales, reporting, satisfaction measurement and renewals; and

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    implement cross-company reviews of client relationships, lost business and other client-related issues.

  Execution:    Deliver on our commitments to clients, people and shareholders.

          Key Measures.

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    Leverage existing global operations across our company to create more efficiencies;

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    establish a continuous improvement culture that embraces metrics, process improvement and technology enablement to achieve operational excellence; and

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    achieve specific client delivery objectives (such as quality and timeliness targets).

  People:    Become the world's most attractive employer for top talent and aim to become one of the Fortune "100 companies to work for" in 2009.

          Key Measures.

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    Create a global company-wide culture based on common values, where people see themselves as part of a single community by the end of 2007;

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    provide exciting opportunities for professional and personal development; and

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    execute a diversity strategy that ensures that we foster a diverse workplace environment that strives to develop all employees to their full potential.

        Our corporate objectives for 2007, particularly the specific financial targets for revenues, EBITDA and cash flow, which we used for purposes of determining our 2007 bonus and equity compensation for our executive officers, were set at levels which our board of directors intended to be challenging and which provided an incentive for our executive officers to meet our corporate objectives, including increasing our revenues, earnings and cash flow. However, our corporate objectives were (and are) also intended to be attainable if we have what we considered to be a successful year. We believe that a senior management team that is providing strong performance should be able to achieve our corporate objectives in most, but not all, years.

        Our board of directors has not yet established our corporate objectives for 2008.

Base Salary

        We pay our named executive officers a base salary to compensate them for services rendered and to provide them with a steady source of income. Base salary for our named executive officers is based primarily on the scope of the respective responsibilities and years of experience. We generally set the base salaries of our named executive officers through an arm's-length negotiation with each individual executive during the hiring process, and based upon the individual's level of responsibility and our assessment of the individual's experience, skills and knowledge and our general compensation guidelines discussed above. Salary adjustments are based upon changes to the scope of a named executive officer's responsibilities within our company or are designed to reflect the increased experience and years of service of our named executive officers. In 2007, each of our named executive officers, other than our chief executive officer and Mr. Leggett, received salary increases ranging from

$5,000 to $10,000 which reflected their increased experience and years of service. Variances in the amount of salary increases among Messrs. Obstler, G. Berman and Mina were due to our compensation committee's efforts to calibrate the base salaries of our named executive officers, other than our chief executive officer. Mr. Berman received a $50,000 increase in base salary which was commensurate with Mr. Berman's increased responsibilities as chief executive officer of a significantly larger company after our acquisition of ISS. Mr. Leggett received a reduced base salary in comparison to the base salary he received as chief executive officer of CFRA prior to our acquisition of CFRA. In consideration for this reduction in base salary, we granted Mr. Leggett 50,000 options on his initial hire date. This change in Mr. Leggett's compensation package reflects our philosophy that an executive officer's compensation should be primarily incentive-based.

CEO Incentive Compensation

        In establishing the 2007 bonus and equity compensation for our chief executive officer, the compensation committee determined that our chief executive officer's target bonus for meeting our corporate objectives for 2007 was an amount equal to two times his base salary, half to be paid in cash and half to be paid in equity. This target bonus amount was determined after a review of compensation levels throughout our organization with a view that internal pay equity must be maintained when setting our chief executive officer's target bonus amount. Our chief executive officer was also informed that he could receive an additional bonus of to up to 20% of the target bonus amount in the event our corporate objectives for 2007 were exceeded.

        At the end of 2007, our compensation committee reviewed our chief executive officer's performance and rated each corporate objective on a scale of one through five, with a score of four representing the achievement of the stated target objective. Each corporate objective and key measure was weighted equally in the determination of 2007 bonus and equity compensation. The determination of whether and to what extent each corporate objective was achieved was made with the assistance of the chief executive officer's self-assessment, followed by the compensation committee's independent discussion, assessment and ultimate determination. The compensation committee did not, however, apply a strict formulaic or mechanical approach with respect to determining whether the objectives (either individually or in the aggregate) were achieved. Rather, the compensation committee looked at the performance of our chief executive officer in the context of the objectives and the entire mix of information available to the compensation committee regarding our chief executive officer's performance. Ultimately, our compensation committee determined that the average achievement rating for our corporate objectives for 2007 was a four, representing our compensation committee's determination that, on the whole, our corporate objectives were successfully achieved.

        Our compensation committee did not award our chief executive officer any equity compensation for 2007 due to our chief executive officer's already considerable equity position in our company. Consistent with our compensation guidelines, our compensation committee has determined that our chief executive officer's current equity position in our company is "enough" and for that reason this portion of the chief executive officer's bonus was not granted. Accordingly, our chief executive officer's 2007 bonus consisted solely of a cash compensation equal to 50% of his target bonus.

Other Executive Officer Incentive Compensation

        The bonus and equity compensation for the other executives were determined in consultation with the chief executive officer based on the same core corporate objectives with variances to account for the particular roles of each executive. The objectives for our named executive officers, other than our chief executive officer, were aimed at ensuring that each named executive officer was fulfilling his role, based on his position, in enabling us to meet our corporate objectives for 2007. Evaluation of the performance of these objectives was primarily subjective and qualitative in nature and looked at the professional growth of each executive as well as their perceived contribution to the achievement of our corporate objectives. For each of the named executive officers, other than our chief executive officer, these objectives included:

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  continued development of leadership and management skills;

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  contribution to promoting our distinct corporate culture; and

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  continued success in developing a productive management team.

        We also included specific goals for individual executives. Included in Mr. Obstler's objectives, as our chief financial officer, was to enhance our financial reporting infrastructure in preparation for our initial public offering and to integrate the ISS finance staff with our existing finance team. Included in Messrs. Mina's and G. Berman's objectives, as co-heads of our RiskMetrics business, was to increase revenues attributable to RiskMetrics by at least 20% in comparison to 2006. Mr. Leggett's objectives included assuming leadership of our ISS business, leading the integration of ISS and developing an integrated management team for ISS. These objectives were relayed in discussions between our named executive officers and our chief executive officer which began at the start of the year and the objectives were continually re-assessed during 2007 to reflect changes to our circumstances.

        In setting bonus and equity compensation for each of our named executive officers, our compensation committee sought to compensate each of them for their contribution in helping our company to reach our corporate objectives and their progress with their personal objectives. The compensation committee did not apply a strict formulaic or mechanical approach with respect to determining whether the objectives (either individually or in the aggregate) were achieved.

        Our chief executive officer, in consultation with the head of our human resources department, performed a substantially subjective evaluation of each named executive officer's contribution to our company's achievement of our corporate objectives for 2007 and performance in light of each named executive officer's objectives. These evaluations were reviewed by our compensation committee and the bonus and equity compensation awarded to each named executive officer, other than our chief executive officer, reflects our compensation committee's and chief executive officer's subjective determination that each named executive officer contributed appropriately to our substantial achievement of our corporate objectives for 2007 and made significant progress with respect to their individual objectives. Additionally, the committee took into account each executive's relative equity stake in our company. Executives who were relatively new to our company and had smaller equity stakes in our company were granted slightly higher equity awards and slightly lower cash bonuses.

        With respect to our executive officers, other than our chief executive officer, our compensation committee does not pre-determine target bonus and equity compensation amounts. We believe that such determinations limit our compensation committee's ability to fairly reward performance and end up distracting our employees. We do not consider compensation targets to be a useful tool in providing incentives for our management team to perform, and we provide such targets with respect to our chief executive officer only in an attempt to increase transparency for our stockholders.

Equity Compensation

        We provide our employees with equity compensation because we believe this closely aligns the incentives of our employees with our stockholders and is consistent with one of our key success factors, "ownership."

        Each of our executive officers has received stock option grants under our stock option plans and all of our full-time employees are eligible for equity grants. We intend to grant to each of our full-time employees an option to acquire 500 shares of our common stock, at an exercise price equal to the initial public offering price immediately prior to the completion of our initial public offering, which will vest over four years based on the employees initial hire date. In addition, immediately prior to the completion of our initial public offering, we intend to grant an aggregate of 1,011,500 options to certain employees (including our named executive officers as described below) in connection with our 2007 Omnibus Incentive Compensation Plan, at an exercise price equal to the initial public offering price. Approximately 80% of the stock options currently outstanding have been granted to employees who are not executive officers.

Summary Compensation Table for the years ended December 31, 2007 and 2006

        The following table provides information regarding the compensation of our chief executive officer, chief financial officer and each of the next most highly compensated executive officers in the years ended December 31, 2007 and 2006. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary (4)		Bonus		Option Awards (1)		All Other Compensation (2)		Total
Ethan Berman, Chief Executive Officer	2007 2006	$ $	300,000 250,000	$ $	300,000 200,000	$ $	18,757 134,508	$ $	1,000 2,313	$ $	619,757 586,821
David Obstler, Chief Financial Officer	2007 2006	$ $	235,000 225,000	$ $	220,000 150,000	$ $	222,703 297,544	$ $	1,000 2,313	$ $	678,703 674,857
Jorge Mina, Co-Head of RiskMetrics Business	2007 2006	$ $	160,000 150,000	$ $	200,000 150,000	$ $	125,520 146,868	$ $	1,000 2,313	$ $	486,520 449,181
Gregg Berman, Co-Head of RiskMetrics Business	2007 2006	$ $	190,000 185,000	$ $	200,000 120,000	$ $	117,000 134,468	$ $	1,000 2,313	$ $	508,000 441,781
Richard Leggett(3), Head of ISS Business	2007 2006		$125,000 —		$240,000 —		$27,853 —		$1,000 —		$393,853 —

(1)
These amounts reflect the amount of expense we recognized for financial statement reporting purposes for stock options in fiscal 2007, using a Black Scholes valuation model in accordance with SFAS 123(R) and include the ratable cost for the year indicated of unvested stock options which was recognized based on the awards' respective vesting period. For assumptions used in the calculation of expense for options, refer to note 13 relating to stock-based compensation in our September 30, 2007 financial statements included elsewhere within this prospectus.

(2)
Represents employer contribution to 401(k) plan.

(3)
Mr. Leggett joined the Company on August 1, 2007 and his 2007 salary represents the amount earned from August 1, 2007 through December 31, 2007. The option awards of $27,853 represents the amount of compensation expense recognized in the financial statements for the year ended December 31, 2007.

(4)
Effective January 1, 2008, the salaries of Ethan Berman, David Obstler, Jorge Mina and Gregg Berman increased to $350,000, $275,000, $180,000 and $200,000, respectively. Effective January 1, 2008, the salary of Richard Leggett was $300,000.

Grants of Plan-Based Awards Table for the year ended December 31, 2007

        The following table provides information regarding grants of plan-based awards to our named executive officers during the year ended December 31, 2007:

Name	Grant Date(1)	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (2)
Ethan Berman, Chief Executive Officer	—	—	—	—
David Obstler, Chief Financial Officer	—	—	—	—
Jorge Mina, Co-Head of RiskMetrics Business	—	—	—	—
Gregg Berman, Co-Head of RiskMetrics Business	—	—	—	—
Richard Leggett(3), Head of ISS Business	8/01/2007	50,000	$16.50	$268,265

(1)
Immediately prior to the consummation of our initial public offering, we intend to grant 30,000 options to Mr. Obstler, 25,000 options to Mr. Mina, 25,000 options to Mr. G. Berman and 45,000 options to Mr. Leggett, at an exercise price equal to the initial public offering price as a part of our 2007 compensation packages for the named executive officers. These grants will be in addition to the grant of 500 options that each of our named executive officers will receive in connection with our grant of 500 options to each employee immediately prior to the consummation of this offering.

(2)
These amounts represent the grant date fair value of stock option awards granted during the year, computed using a Black Scholes valuation model in accordance with SFAS 123(R). These amounts reflect the estimated amount of expense we will recognize in our future financial statements. These expenses will be recognized ratably over the awards' respective vesting period. For assumptions used in the calculation of expense for options, refer to note 13 relating to the stock-based compensation in our September 30, 2007 financial statements included elsewhere within this prospectus.

(3)
These options were granted to Mr. Leggett on his initial hire date in consideration for him reducing his annual base salary from $350,000 to $300,000. The amount of $268,825 presented reflects the grant date fair value of the options granted on his initial hire date.

Option Exercises for the year ended December 31, 2007

        The following table provides information regarding options that were exercised during the year ended December 31, 2007:

Option Awards
Name	Date	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Ethan Berman, Chief Executive Officer	—	—	—
David Obstler, Chief Financial Officer	7/15/2007	41,666	$437,077
Jorge Mina, Co-Head of RiskMetrics Business	—	—	—
Gregg Berman, Co-Head of RiskMetrics Business	—	—	—
Richard Leggett, Head of ISS Business	—	—	—

    (1)
    Represents the difference between the fair market of stock received on the day of exercise less the option exercise price.

Outstanding Equity Awards at December 31, 2007

        The following table provides information regarding equity awards granted to our named executive officers that were outstanding as of December 31, 2007:

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ethan Berman, Chief Executive Officer	12/31/01	125,000	—	$2.00	12/31/2011
	12/31/02	1,375,000	—	$2.00	12/31/2012
	12/31/04	46,875	15,625	$4.80	12/31/2014
David Obstler, Chief Financial Officer	1/28/05	177,086	218,748	$4.80	1/28/2015
	12/31/05	31,250	31,250	$7.20	12/31/2015
	12/31/06	9,375	28,124	$15.29	12/31/2016
Jorge Mina, Co-Head of RiskMetrics Business	12/31/00	25,160	—	$1.20	12/31/2010
	12/31/01	17,500	—	$2.00	12/31/2011
	12/31/02	12,500	—	$2.00	12/31/2012
	12/31/03	62,500	—	$2.40	12/31/2013
	12/31/04	18,750	6,250	$4.80	12/31/2014
	12/31/05	50,000	49,999	$7.20	12/31/2015
	12/31/06	7,813	23,436	$15.29	12/31/2016
Gregg Berman, Co-Head of RiskMetrics Business	12/31/00	62,500	—	$1.20	12/31/2010
	12/31/01	30,000	—	$2.00	12/31/2011
	12/31/02	50,000	—	$2.00	12/31/2012
	12/31/03	100,000	—	$2.40	12/31/2013
	12/31/04	37,500	12,500	$4.80	12/31/2014
	12/31/05	37,501	37,499	$7.20	12/31/2015
	12/31/06	7,813	23,436	$15.29	12/31/2016
Richard Leggett Head of ISS Business	08/01/07	—	50,000	$16.50	08/01/2017

Material Terms of Stock Option Plans

        On August 4, 2000, our board of directors and stockholders adopted the 2000 Stock Option Plan (the "2000 Plan") providing for the grant of options to purchase our common stock to our employees, non-employee directors and consultants. In general, the options vest in equal installments over a four-year period and no option may be exercised more than ten years after such option was granted. The maximum number of shares of our common stock available for issuance under the 2000 Plan is 12,500,000, and no more than 4,000,000 are allowed to be issued in any calendar year. We no longer issue new options under the 2000 Plan.

        On June 14, 2004, our board of directors and stockholders adopted the 2004 Stock Option Plan (the "2004 Plan"), providing for the grant of options to purchase our common stock to our employees, non-employee directors and consultants. In general, the options vest in equal monthly installments over a thirty-six month period and no option may be exercised more than ten years after such option was granted. Options granted to directors in connection with their election to our board of directors vest in equal installments over a four-year period. The maximum number of shares of our common stock available for issuance under the 2004 Plan is 7,500,000. We no longer issue new options under the 2004 Plan.

        The Institutional Shareholder Services Holdings, Inc. Equity Incentive Plan (the "ISS Plan") was adopted by the board of directors of ISS on October 11, 2001 and ratified by the stockholders of ISS on October 1, 2002. Upon the consummation of our acquisition of ISS in January 2007, each option to purchase shares of ISS stock held by an employee of ISS was assumed by us, and following such assumption, represented an option to purchase shares of our common stock at a pre-determined ratio. In general, the options vest with respect to one-quarter of the shares on the first anniversary of the grant and with respect to one-sixteenth of the shares on each quarterly anniversary thereafter, and no option may be exercised more than ten years after such option was granted.

        On January 25, 2007, our board of directors and stockholders adopted the 2007 Omnibus Incentive Compensation Plan (the "2007 Plan"), providing for the grant of options to purchase our common stock to our employees, non-employee directors and consultants. In general, the options vest in equal installments over a four-year period and no option may be exercised more than ten years after such option was granted. The maximum number of shares of our common stock available for issuance under the 2007 Plan is 6,500,000.

Director Compensation

        The following table provides information regarding the compensation of our directors in the year ended December 31, 2007:

Name	Option Awards ($) (1)	Total ($)
Ethan Berman(2)	$—	$—
Peter Bernard	$62,291	$62,291
Lovida Coleman	$—	$—
Philip Duff	$71,191	$71,191
Rene Kern	$—	$—
Arthur Levitt	$146,557	$146,557
Christopher Mitchell	$—	$—
Stephen Thieke	$28,252	$28,252
Robert Trudeau	$—	$—

(1)
The value of option awards vested during the year, computed using a Black Scholes valuation model in accordance with SFAS 123(R). See the notes to our consolidated financial statements for a further discussion regarding the assumptions utilized in the Black Scholes valuation.

(2)
Mr. Berman received no compensation as a director. See the Summary Compensation Table for Mr. Berman's compensation as our chief executive officer.

Supplemental Compensation Disclosure

        The foregoing compensation tables reflect the value of stock compensation in accordance with SEC rules and regulations which require, generally, that equity compensation be valued and included in yearly compensation as the equity vests. In evaluating the annual compensation of our employees, our compensation committee typically focuses on the value of equity compensation granted in the particular period, even if the equity granted does not vest within that period. This method of valuations of stock option awards is consistent with the information presented in the Grants of Plan-Based Awards Table on page 109. The following table is designed to show the total 2007 compensation of our named executive officers as it is viewed by us and our compensation committee and as communicated to our executives:

Name	Year	Salary	Bonus	Grant Date Fair Value of Stock and Option Awards(1)	Other Compensation(2)	Total
Ethan Berman	2007	$300,000	$300,000	—	$1,000	$601,000
David Obstler	2007	$235,000	$220,000	$187,121	$1,000	$643,121
Jorge Mina	2007	$160,000	$200,000	$155,934	$1,000	$516,934
Gregg Berman	2007	$190,000	$200,000	$155,934	$1,000	$546,934
Richard Leggett(3)	2007	$300,000	$240,000	$548,947	$1,000	$1,089,947

(1)
These amounts reflect the estimated amount of expense we will recognize in our future financial statements. These expenses will be recognized ratably over the awards' respective vesting period. These amounts also represent the estimated amount of expense of options we intend to grant as part of 2007 compensation for the respective named executive officer. Specifically, we intend to grant 30,000 options to Mr. Obstler, 25,000 options to Mr. Mina, 25,000 options to Mr. G. Berman and 45,000 options to Mr. Leggett. These options have not yet been granted and, as such, are not included in our 2007 compensation amounts disclosed elsewhere in this section. However, our compensation committee intends to consider these options as part of our named executive officers' 2007 compensation packages for future incentive compensation determinations. In computing the estimated amount of expense to be recognized, we utilized a Black-Scholes option pricing model with risk free interest rate of 4.7%, expected volatility of 29%, an estimated option exercise price of $18.00, which represents the midpoint of the offering price set forth on the cover page of this prospectus, and a four year vesting term. These grants will be in addition to the grant of 500 options that each of our named executive officers will receive in connection with our one-time grant of 500 options to each of our employees. In addition, we have included the estimated amount of expense associated with 50,000 options granted to Mr. Leggett upon his initial hire date on August 1, 2007.

(2)
Represents employer contribution to 401(k) plan.

(3)
Mr. Leggett's compensation disclosure in this table for 2007 includes his annualized salary and the 50,000 options granted to him upon his initial hire date on August 1, 2007. These options were granted to Mr. Leggett on his initial hire date in consideration for him reducing his annual base salary from $350,000 to $300,000.

CORPORATE GOVERNANCE AND SUSTAINABILITY

Corporate Governance

        Corporate governance is the system by which companies are overseen and managed. These practices and structures revolve around fairness, transparency and accountability. We believe that strong governance structures will help to maximize shareholder value over the long-term by providing the appropriate level of accountability and oversight.

        To that end, we have adopted a progressive set of Governance Principles and Board Guidelines which we believe are appropriate and in the best interest of our company and our stockholders. These guidelines will become effective at the time we complete our initial public offering and they will be posted on our website.

        Some of the key elements of our principles will be:

  •
  Independence of Directors.    We will adopt and apply an independence standard for our directors which meets and exceeds the rules and regulations of the NYSE.

  •
  Annual Election of Directors.    All of our directors will stand for election annually to create greater alignment between the directors' and stockholders' interests and to promote greater accountability to our stockholders.

  •
  "Proxy Access."    Our bylaws set forth the provisions by which we will include in our proxy materials the name of a person nominated by one of our stockholders, or group of our stockholders, who meets specified requirements for election as a director. Generally, a nominating stockholder must have owned at least 4% of our outstanding common stock continuously for at least 2 years and must provide notice to us in accordance with our bylaws.

  •
  Majority Voting.    Our bylaws provide that in uncontested elections, our directors must be elected by majority vote and directors must submit a contingent resignation in advance of each annual stockholders meeting to help effectuate this process.

  •
  Say on Pay.    Our stockholders will be given the opportunity to vote on an advisory management resolution at each annual meeting to approve our Executive Compensation Policies and Practices as outlined in our annual proxy statement.

  •
  Separation of Chairman/CEO — Lead Director.    Our policy is that the role of our chairman should be filled by someone other than our chief executive officer and that our chairman should come from the ranks of our independent directors. If our board of directors ever concludes that it is in the best interests of our stockholders to have a chairman who is not an independent member of our board of directors, then we will disclose this reasoning in our proxy statement and we will appoint a lead independent director to provide appropriate independent management of our board of directors and its processes. Since 2004, the roles of our chairman and chief executive officer have been filled by the same individual. Our board of directors believes it is prudent and in the best interests of our stockholders to leave this arrangement in place until additional independent directors join our board of directors following our initial public offering. In the interim we have appointed Stephen Thieke as our lead independent director.

  •
  Board Evaluations.    We believe that evaluations of our board of directors, its standing committees and individual directors are critical elements of corporate governance and our nominating and corporate governance committee will coordinate an annual evaluation of our board of directors, as a whole, and our individual directors and their performance. This annual evaluation process will be used in lieu of imposing mandatory retirement ages or director term limits.

  •
  Director Stock Ownership.    In order to more strongly align the interests of our directors with those of our stockholders, non-vested stock grants will be a significant component of our directors' compensation. We will also require our directors to maintain certain levels of equity ownership.

  •
  Poison Pills.    Our board of directors' policy is that it will not adopt a shareholders' rights plan, or poison pill, without first seeking and obtaining stockholder approval.

        Our Governance Principles and Board Guidelines and committee charters are reviewed periodically and updated as necessary to reflect changes in regulatory requirements and evolving oversight practices.

Sustainability

        Our board of directors believes that social responsibility and the common good of the communities we serve align with building long-term shareholder value. Our board of directors expects that management will remain cognizant of issues involving equal employment opportunities, open channels of communication for employees, clients and suppliers, effective employee training and development, and other questions bearing on our social responsibility.

        We are committed to operating in a way that retains the trust of our employees, clients, investors and communities and minimizes harm to the environment. Our board of directors has designated Philip Duff, one of our directors, to chair and oversee our sustainability efforts. Mr. Duff, along with a team of our employees, will set sustainability goals and measure our progress against them, paying particular attention to suggestions by a voluntary employee Sustainability Task Force in such areas as environmental impact, community involvement and employee programs.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Registration Rights

        The holders of 41,492,641 shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended. Specifically, the holders of 32,531,466 shares are entitled to demand registration rights, and the holders of 41,492,641 shares are entitled to piggyback registration rights and S-3 registration rights. These registration rights are contained in our Amended and Restated Investor Rights Agreement and are described below. We refer to these holders as "entitled stockholders."

        Demand Registration Rights.    At any time after 180 days following the completion of this offering, the entitled stockholders have the right to require that we register their common stock, provided such registration relates to not less than 50% in the aggregate of our then outstanding shares of common stock having demand registration rights. We are only obligated to effect three registrations in response to these demand registration rights. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights.

        Piggyback Registration Rights.    If we register any securities for public sale, the entitled stockholders have the right to include their shares in the registration, subject to specified exemptions. The underwriters of any underwritten offering of shares of our common stock will be permitted to reduce the number of shares to be included in the registration statement for marketing reasons.

        S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, the entitled stockholders may request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $5,000,000. We are not obliged to effect more than two such registrations in any 12-month period.

        We may defer the filing of any registration statement for up to 120 days once in any 12-month period if we determine that the filing would adversely affect our business activities, including a registered public offering. We have also agreed to indemnify and hold harmless each entitled stockholder under certain circumstances against certain liabilities in connection with their registration rights granted under the Amended and Restated Investors Rights Agreement, including liabilities under the Securities Act, as amended. All expenses incurred in connection with these registrations will be payable by us.

        Upon the closing of this offering, the Amended and Restated Investors Rights Agreement, other than with respect to the registration rights, terminates.

Right to Appoint Board and Committee Members

        Our current board of directors consists of nine directors, eight of whom were appointed by certain of our stockholders pursuant to the terms of the Amended and Restated Investors Rights Agreement discussed above.

  •
  General Atlantic Partners 78, L.P. and certain of its affiliates have the right to appoint one director.

  •
  Spectrum Equity Investors IV, L.P. and certain of its affiliates have the right to appoint one director. Spectrum Equity Investors IV, L.P. and its affiliates also have the right to designate one additional individual to serve as a director, provided that such individual is independent, as defined in the Amended and Restated Investor Rights Agreement and approved by either General Atlantic Partners 78, L.P. or TCV V, L.P. and TCV Member Fund, L.P.

  •
  TCV V, L.P. and TCV Member Fund, L.P. have the right to appoint one director.

  •
  Ethan Berman, our chief executive officer, has the right to appoint one director.

  •
  The holders of a majority of the outstanding shares of common stock have the right to appoint two directors, and those two directors have the right to unanimously appoint one director.

        All rights to make a binding nomination for the appointment of directors will terminate upon the closing of this offering, although currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the term of those directors will expire at our next annual meeting. We are not a party to, and are not aware of, any voting agreements among our stockholders that will be in effect after the offering is completed.

Indemnification of Directors

        We have entered in to indemnification agreements with each of our directors, pursuant to which we have agreed to indemnify such director against all expenses and liabilities incurred or paid by the director (i) if he was or is a party or is threatened to be made a party to any pending or threatened claim, action or proceeding (other than an action by or in the right of the company) by reason of his service as a director of our company and (ii) to the extent permitted by applicable law if the director is a party or is threatened to be made a party to any pending or threatened claim, action proceeding by or in the right of the company to procure a judgment in our favor by reason of the director's service as a director of our company; provided that no indemnification shall be available if (i) the director failed to act in good faith and in a manner the director reasonably believed to be in our best interests, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful or (ii) it has been adjudicated finally by a court of competent jurisdiction that, in connection with any pending or threatened claim, action or proceeding out of which the claim for indemnification has arisen, the director failed to act in good faith and in a manner the director reasonably believed to be in or not opposed to our best interests.

Consulting Agreement

        In December 2004, we entered into a consulting agreement with one of our directors, Arthur Levitt. The consulting agreement provided that Mr. Levitt would provide certain strategic advice and marketing assistance to us in consideration for an annual payment of $125,000. Mr. Levitt was paid $125,000 for 2005, and accepted options to purchase 31,250 and 18,750 shares at exercise prices per share of $7.20 and $15.29, respectively, in lieu of payment, for 2006 and 2007, respectively. This agreement was not renewed and terminated effective as of December 1, 2007.

Share Repurchases

        In June 2004, in connection with a private placement, we repurchased approximately 4,650,000 shares of junior convertible preferred stock, 1,700,000 shares of common stock and 234,840 options to shares of common stock from certain of our employees, directors and stockholders for an aggregate purchase price of approximately $24 million. Pursuant to the share repurchase, we purchased common shares and options from certain of our directors and executive officers. Peter Bernard, Philip Duff and Stephen Thieke, each of whom was one of our directors at the time, were paid $5,156,250, $346,875 and $501,563, respectively. Gregg Berman and Jorge Mina, each of whom is one of our executive officers, were paid $750,000, and $492,322, respectively. In addition, we repurchased shares of junior convertible preferred stock from Mr. Bernard, Mr. Thieke and Ethan Berman, who is a director and executive officer, for which they were paid $937,500, $562,500 and $15,937,500, respectively.

Customer Agreements

        From 2004 to 2006, we sold products and services to FrontPoint Partners LLC, an entity founded by one of our directors, Philip Duff. In the years ended December 31, 2004, 2005 and 2006, the revenues recognized from these sales were $149,000, $230,000 and $266,000, respectively. In December 2006, Mr. Duff sold his interests in FrontPoint Partners LLC.

        During 2004, we provided products and services in the normal course of business to certain customers who were also our stockholders. During the period from January 1, 2004 to June 14, 2004, we recognized $8.1 million of revenues from such contracts. As of June 14, 2004, these customers ceased to be our stockholders as a result of a private placement and repurchase.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the total number and percentage of our common stock beneficially owned both immediately before and immediately following the closing of this offering by:

  •
  the selling stockholders;

  •
  each person known to us to be the beneficial owner of more than 5% of any class of our outstanding voting shares;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our named executive officers and directors as a group.

        Except as otherwise noted below, the address of each of the persons in the table is c/o RiskMetrics Group, Inc., One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned Following Offering
Beneficial Owner	Number	Percentage(1)	Shares Being Sold in Offering	Number	Percentage(2)	Percentage(3) Assuming Underwriters Over Allotment Option is Exercised in Full
Entities affiliated with General Atlantic LLC(4)	13,333,332	27.99%	0	13,333,332	23.07%	22.26%
Entities affiliated with Spectrum Equity Investors IV, L.P.(5)	13,333,332	27.99%	2,500,000	10,833,332	18.74%	18.09%
Entities affiliated with TCV V, L.P.(6)(65)	5,864,802	12.31%	0	5,864,802	10.15%	9.79%
Ethan Berman(7)	7,546,875	15.34%	0	7,546,875	12.72%	12.28%
Peter Bernard(8)	705,029	1.48%	75,000	630,029	1.09%	1.05%
Lovida Coleman	—	*	—	—	*	*
Philip Duff(9)	91,668	*	0	91,668	*	*
Rene Kern(4)	13,333,332	27.99%	0	13,333,332	23.07%	22.26%
Arthur Levitt(10)	118,752	*	0	118,752	*	*
Christopher Mitchell(5)	13,333,332	27.99%	2,500,000	10,833,332	18.74%	18.09%
Stephen Thieke	—	*	—	—	*	*
Robert Trudeau	—	*	—	—	*	*
David Obstler(11)	368,751	*	0	368,751	*	*
Jorge Mina(12)	194,223	*	0	194,223	*	*
Gregg Berman(13)	325,314	*	0	325,314	*	*
Richard Leggett	229,519	*	0	229,519	*	*
Kayla Gillan	—	*	—	—	*	*
All directors and named executive officers as a group (14 persons)	36,246,795	72.02%	2,575,000	33,671,795	55.67%	53.80%
Additional Selling Shareholders:
Ade Baptista(14)	5,625	*	1,400	4,225	*	*
Michael John Ciaccio(15)	3,927	*	982	2,945	*	*
Kelly D. Crawford(16)	17,500	*	4,000	13,500	*	*
Jennifer D'Addario(17)	2,052	*	513	1,539	*	*
Robin Scott Dinning(18)	137,750	*	30,000	107,750	*	*
Lawrence Dunn(19)	86,250	*	21,562	64,688	*	*
Jonathan Engelhart(20)	13,137	*	2,905	10,232	*	*
Christopher C. Finger(21)	229,688	*	10,000	219,688	*	*
Robert Fraser(22)	136,875	*	22,500	114,375	*	*
Michael Greten(23)	27,500	*	6,875	20,625	*	*
Peter Hall(24)	10,000	*	2,000	8,000	*	*
Pamela Haller(25)	82,813	*	20,000	62,813	*	*

Stephen Harvey(26)	248,813	*	42,710	206,103	*	*
Ray Berton Hatfield(27)	15,707	*	1,800	13,595	*	*
Tammee Hatfield(28)	15,707	*	312	13,595	*	*
Keith Kornfeld(29)	7,500	*	1,875	5,625	*	*
Michael Lauer l(30)	15,000	*	3,750	11,250	*	*
Mark Lookabaugh(31)	4,687	*	1,172	3,515	*	*
Neal Nemeroff(32)	1,250	*	312	938	*	*
Boyd Nolan(33)	6,563	*	1,250	5,313	*	*
Michael O'Connell(34)	3,375	*	844	2,531	*	*
Matthew Potosnak(35)	10,065	*	2,516	7,549	*	*
Jennifer M. Razzaboni(36)	8,750	*	2,188	6,562	*	*
Jason Rogers(37)	4,687	*	1,172	3,515	*	*
Jennifer Salaam(38)	2,500	*	625	1,875	*	*
Adam Saynuk(39)	9,162	*	2,290	6,872	*	*
Paul D. Schmitter(40)	134,625	*	20,000	114,625	*	*
James Grant Schofield(41)	3,750	*	937	2,813	*	*
Anthony Spencer(42)	2,500	*	625	1,875	*	*
Martin Spencer(43)	111,660	*	25,000	86,660	*	*
Christian Stovall(44)	5,625	*	1,100	4,525	*	*
Daniel Straumann(45)	5,000	*	1,250	3,750	*	*
Joe Vannucci(46)	6,563	*	600	5,963	*	*
Helen Yu(47)	10,000	*	2,500	7,500	*	*
Christopher J. Carey(48)	4,007	*	2,007	2,000	*	*
John Connolly(49)	599,167	1.26%	444,327	154,840	*	*
Lori Dunbar(50)	2,345	*	2,345	0	*	*
Gregory Elmiger(51)	80,469	*	4,819	75,650	*	*
Ronnie Harold(52)	12,520	*	4,679	7,841	*	*
Marcelle Jansen(53)	7,572	*	7,572	0	*	*
Prasanna Kabra(54)	14,442	*	4,000	10,442	*	*
Donald A. Leeber(55)	12,100	*	4,840	7,260	*	*
Jeffrety Lubitz(56)	5,047	*	4,547	500	*	*
Aditya Monappa(57)	11,250	*	2,000	9,250	*	*
Ed Newett(58)	1,250	*	600	650	*	*
Baha Rudin(59)	3,750	*	3,000	750	*	*
Ryan Shepherd(60)	8,750	*	8,750	0	*	*
Sterling/Carl Marks Capital(61)	19,212	*	19,212	0	*	*
Hermes USA Investors Venture, LLC (Britel Fund)(62)	1,161,175	2.44%	580,587	580,588	1.00%	*
Robert Baer(63)	123,705	*	123,705	0	*	*
Christopher Leo(64)	12,520	*	6,260	6,260	*	*

*
Represents beneficial ownership of less than 1%.

(1)
Based on 47,642,460 shares of common stock outstanding as of January 1, 2008, plus exercisable options to purchase common stock exercisable as of January 1, 2008 or 60 days thereafter and 34,759 restricted shares whose restrictions will lapse within 60 days of January 1, 2008.

(2)
Based on 47,642,460 shares of common stock outstanding as of January 1, 2008, plus exercisable options to purchase common stock exercisable as of January 1, 2008 or 60 days thereafter and 34,759 restricted shares whose restrictions will lapse within 60 days of January 1, 2008, 194,661 shares underlying stock options which will be exercised immediately prior to the completion of the offering and 9,964,184 shares of common stock to be offered by us.

(3)
Based on 47,642,460 shares of common stock outstanding as of January 1, 2008, plus exercisable options to purchase common stock exercisable as of January 1, 2008 or 60 days thereafter 34,759 restricted shares whose restrictions will lapse within 60 days of January 1, 2008,

  194,661 shares underlying stock options which will be exercised immediately prior to the completion of the offering and 12,064,184 shares of common stock to be offered by us assuming underwriters over allotment option is exercised in full.

(4)
Includes 12,301,390 shares held by General Atlantic Partners 78, L.P., 166,667 shares held by GapStar, LLC, 670,860 shares held by GAP Coinvestments III, LLC, 180,583 shares held by GAP Coinvestments IV, LLC and 13,832 shares held by GAPCO GmbH & Co. KG. General Atlantic LLC is the general partner of General Atlantic Partners 78, L.P. and the sole member of GapStar, LLC. The Managing Members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The general partner of GAPCO GmbH & Co. KG is GAPCO Management GmbH. The Managing Directors of General Atlantic LLC make the voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. Rene Kern is a Managing Director of General Atlantic LLC and a Managing Member of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC. Mr. Kern disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein. The address for the General Atlantic entities, other than GAPCO GmbH & Co. KG and GAPCO Management GmbH, is c/o General Atlantic Service Company, LLC, Three Pickwick Plaza, Suite 200, Greenwich, Connecticut 06830. The address for GAPCO GmbH & Co. KG and GAPCO Management GmbH is Koenigsallee 62, 40212 Duesseldorf, Germany.

(5)
Includes 13,100,000 shares held by Spectrum Equity Investors IV, L.P., whose general partner is Spectrum Equity Associates IV, L.P.; 77,332 shares held by Spectrum Equity Investors Parallel IV, L.P. whose general partner is Spectrum Equity Associates IV, L.P.; and 156,000 shares held by Spectrum IV Investment Managers' Fund, L.P. Voting and investment control over the shares held by Spectrum entities is exercised by the following members of the Spectrum investment committees: Brian B. Applegate, William P. Collatos, Benjamin M. Coughlin, Randy J. Henderson, Michael J. Kennealy, Kevin J. Maroni, Christopher T. Mitchell and Victor E. Parker, each of whom disclaims beneficial ownership of such shares, except for their individual pecuniary interest therein. The address of the Spectrum entities is 333 Middlefield Road, Suite 200, Menlo Park, California 94025.

(6)
Includes 5,756,077 shares of common stock held by TCV V, L.P.; and 108,725 shares of common stock held by TCV Member Fund, L.P. Technology Crossover Management V, L.L.C. ("TCM V") is the sole General Partner of TCV V, L.P. and a General Partner of TCV Member Fund, L.P. The investment activities of TCM V are managed by Jay C. Hoag, Richard H. Kimball, John L. Drew, Jon Q. Reynolds, Jr., Henry J. Feinberg and William J.G. Griffith IV (collectively, the "TCM Members") who share voting and dispositive power with respect to the shares beneficially owned by the TCV V, L.P. and TCV Member Fund, L.P. (collectively the "TCV Funds"). TCM V and the TCM Members disclaim beneficial ownership of such shares except to the extent of their individual pecuniary interest therein. The address of TCM V, the TCV Funds and the TCM Members is 528 Ramona Street, Palo Alto, California 94301.

(7)
Includes 977,100 shares held in an irrevocable trust for the benefit of Mr. Berman's children created on August 18, 2000 and options to purchase 1,546,875 shares. Mr. Berman's wife and father are the trustees of the irrevocable trust.

(8)
Includes 625,000 shares of common stock and options to purchase 80,029 shares.

(9)
Consists of options to purchase 91,668 shares.

(10)
Consists of options to purchase 118,752 shares.

(11)
Includes 41,666 shares and options to purchase 327,085 shares.

(12)
Consists of options to purchase 194,223 shares.

(13)
Consists of options to purchase 325,314 shares.

(14)
Consists of options to purchase 5,625 shares.

(15)
Consists of options to purchase 3,927 shares.

(16)
Consists of options to purchase 17,500 shares.

(17)
Consists of options to purchase 2,052 shares.

(18)
Includes 37,500 shares and options to purchase 100,250 shares.

(19)
Consists of options to purchase 86,250 shares.

(20)
Includes 11,621 shares and 1,516 restricted shares which will fully vest within 60 days of January 1, 2008.

(21)
Includes 100,000 shares and options to purchase 129,688 shares.

(22)
Includes 100,000 shares and options to purchase 36,875 shares.

(23)
Includes 1,250 shares and options to purchase 26,250 shares.

(24)
Consists of options to purchase 10,000 shares.

(25)
Consists of options to purchase 82,813 shares.

(26)
Includes 12,500 shares and options to purchase 236,313 shares.

(27)
Consists of options to purchase 14,457 shares held by Mr. Berton Ray Hatfield, and options to purchase 1,250 shares held by Mr. Hatfield's spouse, Ms. Tammee Hatfield.

(28)
Consists of options to purchase 1,250 shares held by Ms Tammee Hatfield, and options to purchase 14,457 shares held by Ms. Hatfield's spouse, Mr. Berton Ray Hatfield.

(29)
Consists of options to purchase 7,500 shares.

(30)
Consists of options to purchase 15,000 shares.

(31)
Consists of options to purchase 4,687 shares.

(32)
Consists of options to purchase 1,250 shares.

(33)
Consists of options to purchase 6,563 shares.

(34)
Consists of options to purchase 3,375 shares.

(35)
Consists of options to purchase 10,065 shares.

(36)
Consists of options to purchase 8,750 shares.

(37)
Consists of options to purchase 4,687 shares.

(38)
Consists of options to purchase 2,500 shares.

(39)
Consists of options to purchase 9,162 shares.

(40)
Includes 250 shares and options to purchase 134,375 shares.

(41)
Consists of options to purchase 3,750 shares.

(42)
Consists of options to purchase 2,500 shares.

(43)
Includes 63,340 shares and options to purchase 48,320 shares.

(44)
Consists of options to purchase 5,625 shares.

(45)
Consists of options to purchase 5,000 shares.

(46)
Consists of options to purchase 6,563 shares.

(47)
Consists of options to purchase 10,000 shares.

(48)
The address for Mr. Christopher J. Carey is 583 Brantley Terrace Way, Unit 103, Altamonte Springs, FL 32714.

(49)
The address for Mr. John Connolly is 11 Old Neck Road, Manchester, MA 01944.

(50)
The address for Ms. Lori Dunbar is 18 Marjorie Drive, Toms River, NJ 08755.

(51)
The address for Mr. Gregory Elmiger is 43 Greentree Terrace, Lincroft, NJ 07738.

(52)
The address for Mr. Ronnie Harold is 6268 Red Canyon Dr. Unit H, Highlands Ranch, CO 80130.

(53)
The address for Ms. Marcelle Jansen is 59 Cottenham Park Road, London SW20 0DR, United Kingdom.

(54)
The address for Mr. Prasanna Kabra is Goldman Sachs Services Pvt. Ltd, Crystal Downs, Embassy Golf Link Business Park, Intermediate Ring Road, Bangalore 560071, India.

(55)
The address for Mr. Donald Leeber is 960 Cape Marco Drive, #1504, Marco Island, FL 34145.

(56)
The address for Mr. Jeffrey Lubitz is 19130 Stream Crossing Court, Lansdowne, VA 20176.

(57)
The address for Mr. Aditya Monappa is 4537 Scotts Mill Ct., Saugus, MA 01906.

(58)
The address for Mr. Ed Newett is 4743 Hale Road, Emmaus, PA 18049.

(59)
The address for Ms. Baha Rudin is 124 Sagamore Road, Millburn, NJ 07041.

(60)
The address for Mr. Ryan Shepherd is 10732 S. Oswego Avenue, Tulsa, OK 74137.

(61)
The address for Sterling/Carl Marks Capital is SBA, Receiver for Sterling/Carl Marks Capital, Inc., 666 11th Street, N.W., Suite 200, Washington, DC 20001, Attention: Charles Fulford.

(62)
The address for Britel Fund Nominees Limited is c/o Hermes USA Investors Venture, L.L.C., Attn: Corinna Arnold/Lucy Williams, Lloyds Chambers, 1 Portsoken Street, London, United Kingdom, E18HZ.

(63)
Consists of options to purchase 123,705 shares. The address for Mr. Robert Baer is 15204 Country Glen Ct., Darnestown, MD 20878.

(64)
Consists of options to purchase 12,520 shares. The address for Mr. Christopher Leo is 12 Colebrizic Court, Shamong, NJ 08088.

(65)
We have been informed by TCV V, L.P. that they and entities affiliated with them currently intend to purchase shares of our common stock with a purchase price of $10 million in this offering at the initial public offering price. Because this is an indication of interest and is not a binding agreement or commitment to purchase, the entities affiliated with TCV V, L.P. may elect not to purchase any shares in this offering. If TCV V, L.P. and its affiliated entities purchase shares of our common stock with a purchase price of $10 million at a price per share of $18.00, the midpoint of the range set forth on the cover of this prospectus, the number of shares beneficially owned by entities affiliated with TCV V, L.P. will increase by 555,556 shares of common stock to 6,420,358 and the percentage of common stock beneficially owned after this offering will increase to 11.11%, or 10.72% assuming the underwriters over allotment option is exercised in full. In addition, the number of shares beneficially owned by all directors and executive officers as a group will increase to 34,227,351, and the percentage of common stock beneficially owned after this offering will increase to 56.59%, or 54.69% assuming the underwriters over allotment option is exercised in full.

DESCRIPTION OF CAPITAL STOCK

        Set forth below is a summary of the terms of our capital stock. This summary is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation and by-laws and to the applicable provisions of the Delaware General Corporation Law, or the DGCL.

        Our authorized capital stock currently consists of 150,000,000 shares of common stock, par value $0.01 per share. In connection with this offering, we expect to file our Second Amended and Restated Certificate of Incorporation so that, among other things, our authorized capital stock shall consist of 200,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        Each shareholder is entitled to cast one vote for each share of our common stock held. Dividends may be declared by the board of directors. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, the holders of shares of our common stock would be entitled to receive all remaining assets of the company, distributed ratably on the basis of the number of shares of common stock held by each of them. The holders of our common stock have no preemptive or other subscription rights to purchase shares of our capital stock. All of the outstanding shares of our common stock are, and the shares issuable upon exercise of outstanding options will be, when issued, fully paid and nonassessable.

        As of September 30, 2007, 47,583,399 shares of our common stock were outstanding, exclusive of existing options and the shares to be issued in this offering. On May 1, 2007, we effected a 2.5 to 1 stock split. Except where indicated otherwise, all share numbers included in this prospectus have been adjusted to reflect this stock split.

Preferred Stock

        Upon the filing of our Second Amended and Restated Certificate of Incorporation, we will be authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors will be authorized, subject to the limitations prescribed by Delaware law and our Second Amended and Restated Certificate of Incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be issued in each series and the rights, preferences and priorities of such shares; provided, however, that such preferred stock shall not be issued for anti-takeover purposes and shall not have super-majority voting rights. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Limitation of Liability and Indemnification of Directors and Authorized Representatives

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        Our Second Amended and Restated Certificate of Incorporation provides for indemnification and advancement of expenses to the fullest extent permitted by applicable law to any person who was or is a party to, or was or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding by reason of the fact that such person was or is our authorized representative, or our director, officer, employee or agent, or was or is serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, non-profit entity or other enterprise, against all liability and loss suffered and expenses, including attorney's fees, actually and reasonably incurred by such person in connection with such proceeding.

        Our Second Amended and Restated Certificate of Incorporation further provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification Agreements

        We have entered into indemnification agreements with certain of our directors which may, in certain cases, be broader than the specific indemnification provisions contained in our certificate of incorporation and by-laws. The indemnification agreements may require us, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, officers or employees of the company and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Delaware Anti-Takeover Statute

        Our Second Amended and Restated Certificate of Incorporation, to be adopted prior to the completion of the offering by our stockholders in accordance with Section 203(b) of the DGCL, provides that Section 203 of the DGCL, an anti-takeover law, will not apply to us. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder.

Certain Stockholder Approval Requirements

        Under the DGCL, our by-laws may be modified by the affirmative vote of the holders of a majority of our outstanding stock entitled to vote thereon. Our by-laws also provide that our board of directors has the power to modify our by-laws, provided, however, that our board of directors may not modify certain provisions of our by-laws relating to the election of our directors or any provision of our by-laws adopted by the stockholders without the affirmative vote of the holders of a majority of our outstanding stock entitled to vote thereon.

        The DGCL also provides that any amendment of our Second Amended and Restated Certificate of Incorporation must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote thereon or directing that the amendment proposed be considered at the next annual meeting of stockholders. The affirmative vote of the holders of a majority of our outstanding shares entitled to vote thereon is required to approve any amendment to our Second Amended and Restated Certificate of Incorporation.

        Additionally, pursuant to the DGCL, if we enter into certain business combination transactions, we will be required to obtain the approval of the holders of a majority of the stock entitled to vote thereon prior to consummating any such business combination transaction.

Transfer Agent

        The transfer agent for our common stock is Computershare, Inc.

Listing

        Our common stock has been approved for listing on the NYSE under the symbol "RMG."

DESCRIPTION OF CERTAIN INDEBTEDNESS

  General

        In connection with our acquisition of ISS on January 11, 2007, we and our subsidiary, RiskMetrics Group Holdings, LLC, as borrower, entered into (i) first lien credit facilities consisting of a six year $25 million revolving credit facility and a seven year $300 million term loan facility and (ii) a seven and a half year $125 million second lien term loan facility. Bank of America, N.A. acted as administrative agent for the credit facilities. Banc of America Securities LLC and Credit Suisse Securities (USA) LLC acted as joint lead arrangers for the credit facilities. The key terms of the credit facilities are described below. This description is not complete and is qualified in its entirety by reference to the complete text of the related credit agreements and security agreements, copies of which have been filed as exhibits to this registration statement, of which this prospectus forms a part.

  Amortization and Prepayment

        The first lien term loan facility provides for quarterly amortization payments totaling 1% of the original principal amount per annum, with the balance payable on the maturity date. The first lien revolving credit facility is not subject to amortization. The second lien term loan facility is not subject to amortization.

        The credit facilities are subject to mandatory prepayment, generally, with (i) the excess (if any) of 50% of excess cash flow (with step-downs based upon our consolidated leverage ratio), (ii) 100% of net cash proceeds from certain permitted dispositions of property, subject to a 15 month reinvestment period and certain other exceptions, (iii) 100% of net cash proceeds from incurrence or issuance of certain debt, and (iv) 100% of net cash proceeds from certain insurance proceeds or condemnation awards, subject to a 15 month reinvestment period and certain other exceptions. The first lien credit facilities also permit optional prepayments without premium or penalty. The second lien term loan facility permits optional prepayments subject to prepayment premium of (i) if such prepayment is made during the first year of the credit facilities (A) with the proceeds of an IPO, 1% of the principal amount prepaid or (B) otherwise, 2% of the principal amount prepaid or (ii) if such prepayment is made during the second year of the facilities, 1% of the principal amount prepaid.

  Interest

        The interest rate with respect to the revolving credit facility is based on, at our option, (a) the LIBOR rate plus a margin of 1.75% to 2.25% based on our consolidated leverage ratio, or (b) the higher of (i) the Federal Funds Rate plus 0.5% and (ii) Bank of America's "prime rate," plus a margin of 0.75% or 1.25% based on our consolidated leverage ratio.

        The interest rate with respect to the first lien term loan facility is based on, at our option, (a) the LIBOR rate plus a margin of 2.00% to 2.25% based on our consolidated leverage ratio, or (b) the higher of (i) the Federal Funds Rate plus 0.5% and (ii) Bank of America's "prime rate," plus a margin of 0.75% or 1.25% based on our consolidated leverage ratio.

        The interest with respect to the second lien term loan facility is based on, at our option, (a) the LIBOR rate plus a margin of 5.50%, or (b) the higher of (i) the Federal Funds Rate plus 5.0% and (ii) Bank of America's "prime rate," plus a margin of 4.50%.

  Guarantees and Security

        All amounts owed under the credit facilities are guaranteed by us and each of the existing and future direct and indirect wholly-owned domestic subsidiary of RiskMetrics Group Holdings, LLC, including RiskMetrics and ISS, collectively referred to as the "Guarantors," subject to certain agreed upon exceptions.

        The first lien term loan facility and the revolving credit facility are secured by a first-priority perfected security interest in (i) substantially all the tangible and intangible assets of the Guarantors, with certain agreed upon limitations, (ii) the capital stock of the existing and future subsidiaries of the Guarantors, provided that the pledge of the capital stock of non-U.S. subsidiaries shall be limited to 65% of the stock of the Guarantors' non-U.S. subsidiaries, (iii) all present and future inter-company debt of the Guarantors and (iv) all proceeds and products of the property and assets described above. The second lien term loan facility is secured by a second-priority security interest in all the assets pledged to the first lien term loan facility and the revolving credit facility, as described above.

        The indebtedness was obtained by our wholly-owned subsidiary. We, as parent holding company, have no independent assets or operations, and any other subsidiaries, other than the borrower and its subsidiaries, are minor. We have guaranteed the indebtedness and such guarantee is full and unconditional. In addition, there are no restrictions on our ability to obtain funds from our subsidiaries by dividend or loan.

  Covenants

        The credit facilities contain a number of covenants that, among other things, include customary limitations (which are subject to certain exceptions) on the ability of RiskMetrics Group Holdings, LLC and its subsidiaries to:

  •
  incur liens;

  •
  incur indebtedness;

  •
  make or hold certain investments;

  •
  merge, dissolve, liquidate, consolidate with or into another entity or dispose of all or substantially all of our assets;

  •
  make certain dispositions;

  •
  declare or pay dividends;

  •
  change the nature of its business;

  •
  enter into certain transactions with affiliates;

  •
  amend its organizational documents;

  •
  make any changes to its accounting policies or fiscal year; and

  •
  prepay indebtedness other than indebtedness pursuant to the credit facilities.

        In addition, RiskMetrics Group Holdings LLC and its subsidiaries are required to comply with certain financial ratios and tests, including a maximum consolidated leverage ratio and maximum capital expenditures.

  Events of Default

        The credit facilities contain customary events of default, including, among others, non-payment, breach of covenants, other defaults, misrepresentations, cross-defaults, insolvency proceedings, bankruptcy, judgments, ERISA events, invalidity of loan documents, change of control and cessation of perfected liens.

  Interest Rate Swaps

        In February 2007, as required by our credit facilities, we entered into two interest-rate swap agreements to reduce interest rate risks and to manage interest expense. By entering into these agreements, we change the fixed/variable interest-rate mix of our debt portfolio. As of September 30, 2007, the interest rate swaps had notional amounts of $317.6 million and a fair value liability of $4.2 million. The agreements effectively convert a portion of our floating-rate debt into fixed-rate debt. This reduces our risk of incurring higher interest costs in periods of rising interest rates and increases our risk of incurring higher interest costs in periods of declining interest rates. Our interest-rate swap agreements hedge a significant portion of the interest rate risk exposure under our indebtedness.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof that may be relevant to you if you are a non-U.S. Holder.

        As used in this discussion, the term "non-U.S. Holder" means any person that is not, for U.S. federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its sources; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, (the "Code"), and regulations, rulings, and judicial decisions as of the date hereof. Those authorities may be changed, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets. Moreover, this discussion is for general information only and does not address all the U.S. federal income tax consequences and does not address foreign, state, local or other tax considerations that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions that may apply to you if you relinquished U.S. citizenship or residence. In addition, it does not represent a detailed description of the U.S. federal income tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including, for example, if you are an expatriate, "controlled foreign corporation," "passive foreign investment company," financial institution, insurance company, tax-exempt organization or a partnership or other pass-through entity for U.S. federal income tax purposes). If you are a partnership holding our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

        EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Dividends

        If dividends are paid on our common stock, as a non-U.S. Holder, you will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, certifying under penalty of perjury that you are not a United States person (as defined under the Code) and claiming an exemption from or reduction in withholding under the applicable tax treaty. Special certification and other requirements apply to you if you are pass-through entity rather than a corporation or individual or if our common stock is held through certain foreign intermediaries.

        If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates as if you were a United States person (as defined under the Code), unless an applicable income tax treaty provides otherwise, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of our common stock unless:

  •
  the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours, in which case, you will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates as if you were a United States person (as defined in the Code) and, if you are a corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty;

  •
  you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, in which case, you will be subject to a 30% tax on the gain derived from the sale, which may be offset by United States source capital losses; or

  •
  we are or have been a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes, and at any time within the shorter of the five-year period ending on the date of disposition or the period you held our common stock, you held, directly or indirectly, more than 5% of the common stock. We believe that we are not currently, and are not likely to become, a USRPHC.

Federal Estate Tax

        If you are an individual, our common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

        Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax

        We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available by the Internal Revenue Service to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

        Backup withholding tax may also apply to dividend payments made to you on or with respect to our common stock unless you certify under penalty of perjury that you are a non-U.S. Holder (and we do not have actual knowledge or reason to know that you are a United States person (as defined under the Code)) or you otherwise establish an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person (as defined under the Code)) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided that the required procedures are followed.

        You should consult your tax advisor regarding the application of the information reporting and backup withholding rules to you.

UNDERWRITING

        We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Banc of America Securities LLC are the representatives of the underwriters.

Underwriter	Number of shares
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Banc of America Securities LLC
Citigroup Global Markets Inc
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated

Total	14,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,100,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,100,000 additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We and our officers, directors and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We have applied to list the common stock on the NYSE under the symbol "RMG."

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the company and selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        Certain of the underwriters and their affiliates have provided in the past to us and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In particular, Credit Suisse Securities (USA) LLC or one of its affiliates acted as ISS' financial advisor with respect to its acquisition by us and was paid a fee of $6.4 million, plus $0.3 million in expenses, in connection therewith. Furthermore, in connection with our acquisition of ISS on January 11, 2007, we and our subsidiary, RiskMetrics Group Holdings, LLC, as borrower, entered into (i) first lien credit facilities consisting of a $25 million revolving credit facility and a $300 million term loan facility and (ii) a $125 million second lien term loan facility. Affiliates of Banc of America Securities LLC and Credit Suisse Securities (USA) LLC are lenders under those credit facilities, and Banc of America Securities LLC will receive part of the proceeds which we intend to use to repay a portion of our outstanding indebtedness under the second lien term loan facility. See "Description of Certain Indebtedness" and "Use of Proceeds."

        Since Banc of America Securities LLC is an underwriter and may receive more than 10% of the entire net proceeds in this offering, the underwriters may be deemed to have a "conflict of interest" under Rule 2710(h) of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by FINRA. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.3 million.

        We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        We have been informed by TCV V, L.P., one of our stockholders, that they and entities affiliated with them currently intend to purchase from the underwriters shares of our common stock with an aggregate purchase price of up to $10 million in this offering at the initial public offering price. Because this is an indication of interest and is not a binding agreement or commitment to purchase, TCV V, L.P. and its affiliated entities may elect not to purchase any shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by TCV V, L.P. and its affiliated entities as they will from any other shares of our common stock sold to the public in this offering. We have not directed the underwriters to provide this allocation to TCV V, L.P. and its affiliated entities.

        At our request, the underwriters have reserved for sale, at the initial offering price, up to 100,000 of the shares offered by this prospectus for sale to certain of our directors, namely Messrs. Thieke, Levitt and Duff and Ms. Coleman and our prospective director, Mr. Noonan. If these persons purchase reserved shares, this will reduce the number of shares available to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. The beneficial ownership of these directors and prospective director set forth under the section "Principal and Selling Stockholders" and elsewhere in this prospectus excludes the effect of these 100,000 shares.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Residents of Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Residents of Japan

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to our initial public offering, there has been no public market for our stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

        Upon completion of this public offering, we will have outstanding 57,801,305 shares of common stock. The shares of common stock being sold in this offering will be freely tradable, other than by any of our "affiliates" as defined in Rule 144(a) under the Securities Act of 1933, without restriction or registration under the Securities Act of 1933. All remaining shares, and all shares subject to outstanding options, were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933 or sold in accordance with Rule 144 or Rule 701 under the Securities Act of 1933. These remaining shares are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933.

        As a result of the selling restriction agreements, the provisions of Rules 144, 144(k) and 701, the restricted securities will first become available for sale in the public market as follows (in all cases subject to the requirement that no unvested shares may be sold before they vest) excluding the effect of purchases, if any, of shares of our common stock by our existing stockholders in this offering:

Days After the Date of this Prospectus	Additional Shares Eligible for Public Sale	Comments
Upon effectiveness	2,460,953	Freely tradable shares saleable under Rule 144 that are not subject to lock-up agreements described below.
180 days	16,675,286	Shares available for sale after expiration of lock-up agreements described below.

Lock-Up Arrangements

        Pursuant to the terms of a Second Amended and Restated Shareholders Agreement, certain of our stockholders have agreed to limit the sales of shares of any of our common stock owned by them following this offering as follows: a stockholder who is an employee or member of our board of directors (i) may only sell up to 50% of his or her shares during the year after this offering and (ii) may only sell his or her shares commencing six months after the date of this offering if such stockholder holds in excess of one percent of the outstanding shares of our common stock (on a fully diluted basis). This lock-up arrangement is subject to certain exceptions for transfers of shares by the stockholder to family members.

Rule 144

        On November 15, 2007, the Securities and Exchange Commission adopted amendments to Rule 144. These amendments become effective on February 15, 2008. Rule 144, as amended, is described below.

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

        The holders of 41,492,641 shares of our common stock may demand that we register their shares under the Securities Act of 1933 or, if we file another registration statement under the Securities Act of 1933, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act of 1933. For additional information, see "Certain Relationships and Related Transactions — Registration Rights."

LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York, in connection with this offering. The underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

        The consolidated financial statements of RiskMetrics Group Inc. as of December 31, 2005 and 2006 and for the three years ended December 31, 2006 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to our adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent auditors, has audited the consolidated financial statements of Institutional Shareholder Services Holdings, Inc. at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included the financial statements of Institutional Shareholder Services Holdings, Inc. in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Refer to the registration statement, exhibits and schedules for further information with respect to the shares of common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC's website at www.sec.gov.

Website Access to our Periodic SEC Reports

        The Internet address of our corporate website is www.riskmetrics.com. We intend to make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% stockholders (on Forms 3, 4 and 5) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. The information on our website is not a part of this prospectus and will not be part of any of our periodic or current reports to the SEC.

RISKMETRICS GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

Page
RiskMetrics Group, Inc. Condensed Consolidated Financial Statements as of September 30, 2007 and for the Nine Months Ended September 30, 2006 and 2007 (unaudited)
Condensed Consolidated Balance Sheet	F-2
Condensed Consolidated Statements of Income	F-3
Condensed Consolidated Statement of Changes in Stockholders' Equity	F-4
Condensed Consolidated Statements of Cash Flows	F-5
Notes to Condensed Consolidated Financial Statements	F-6
RiskMetrics Group, Inc. Consolidated Financial Statements as of December 31, 2005 and 2006 and for the Years Ended December 31, 2004, 2005 and 2006
Report of Independent Registered Public Accounting Firm	F-31
Consolidated Balance Sheets	F-32
Consolidated Statements of Income	F-33
Consolidated Statements of Changes in Stockholders' Equity	F-34
Consolidated Statements of Cash Flows	F-35
Notes to Consolidated Financial Statements	F-36
Schedule II—Valuation and Qualifying Accounts	F-58
Institutional Shareholder Services Holdings, Inc. Consolidated Financial Statements as of December 31, 2005 and 2006 and for the Years Ended December 31, 2004, 2005 and 2006
Report of Independent Auditors	F-59
Consolidated Balance Sheets	F-60
Consolidated Statements of Income	F-61
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Deficit	F-62
Consolidated Statements of Cash Flows	F-63
Notes to Consolidated Financial Statements	F-64

RISKMETRICS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
SEPTEMBER 30, 2007

September 30, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,017,190
Accounts receivable, net of allowance for doubtful accounts of $402,970	44,828,426
Income taxes receivable	6,153,941
Deferred tax asset	1,485,194
Other receivables and prepaid expenses	5,920,998

Total current assets	81,405,749
Property and equipment — net	14,204,590
Deferred tax asset — noncurrent portion	13,786,183
Intangibles — net	178,582,217
Goodwill	467,274,778
Deferred financing costs — net	9,037,171
Other assets	3,244,112

TOTAL ASSETS	$767,534,800

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$2,505,596
Accrued expenses	28,631,915
Debt, current portion	3,000,000
Deferred revenue	104,401,292
Other current liabilities	353,415

Total current liabilities	138,892,218
LONG-TERM LIABILITIES:
Debt	435,500,000
Deferred tax liabilities	49,747,900
Deferred revenue-noncurrent portion	473,895
Other long-term liabilities	7,289,917

Total long-term liabilities	493,011,712

Total liabilities	631,903,930

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value — 150,000,000 authorized; 47,729,824 issued and 47,583,399 outstanding	477,298
Treasury stock, 146,425 shares	(1,464)
Additional paid-in capital	215,035,002
Accumulated other comprehensive loss	(4,942,568)
Accumulated deficit	(74,937,398)

Total stockholders' equity	135,630,870

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$767,534,800

See notes to condensed consolidated financial statements.

RISKMETRICS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

	2006	2007
REVENUES	$75,302,373	$172,674,340

OPERATING COSTS AND EXPENSES:
Cost of revenues (including stock-based compensation of $696,000 and $968,000 in 2006 and 2007, respectively)	18,928,140	56,666,524
Research and development expenses (including stock-based compensation of $722,000 and $971,000 in 2006 and 2007, respectively)	16,275,903	22,476,627
Selling and marketing expenses (including stock-based compensation of $389,000 and $851,000 in 2006 and 2007, respectively)	10,811,520	25,328,854
General and administrative expenses (including stock-based compensation of $1,080,000 and $1,165,000 in 2006 and 2007, respectively)	8,597,194	20,828,613
Depreciation and amortization of property and equipment	3,005,645	5,191,764
Amortization of intangible assets	769,906	13,727,783
Loss on disposal of property and equipment	15,335	2,031

Total operating costs and expenses	58,403,643	144,222,196

INCOME FROM OPERATIONS	16,898,730	28,452,144

INTEREST, DIVIDEND AND INVESTMENT INCOME (EXPENSE), NET:
Interest, dividend and investment income	1,731,140	1,710,134
Interest expense	(38,181)	(27,907,815)

Total interest, dividend and investment (expense) income, net	1,692,959	(26,197,681)

INCOME BEFORE INCOME TAXES	18,591,689	2,254,463
PROVISION FOR INCOME TAXES	6,293,287	1,055,991

NET INCOME	$12,298,402	$1,198,472

INCOME PER SHARE:
Basic	$0.29	$0.03

Diluted	$0.26	$0.02

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	42,694,642	45,960,089
Diluted	47,825,182	54,024,994

See notes to condensed consolidated financial statements.

RISKMETRICS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Common Shares
					Accumulated Other Comprehensive Loss
	Number of Shares Issued	Amount	Treasury Stock	Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Equity
BALANCE — January 1, 2007	42,530,053	$528,595	$(103,294)	$130,764,921	$(508,185)	$(74,184,502)	$56,497,535
Comprehensive income:
Net income	—	—	—	—	—	1,198,472	1,198,472
Foreign currency translation adjustment	—	—	—	—	(251,220)	—	(251,220)
Unrealized loss on cash flow hedge	—	—	—	—	(4,187,553)	—	(4,187,553)
Change in unrealized loss on investments	—	—	—	—	4,390	—	4,390

Total comprehensive loss							(3,235,911)
Retirement of outstanding treasury stock	—	(103,294)	103,294	—	—	—	—
Common shares issued upon exercise of options	1,417,307	14,172	—	5,412,725	—	—	5,426,897
Tax benefit associated with exercise of stock options	—	—	—	201,243	—	—	201,243
Stock-based compensation	—	—	—	3,955,000	—	—	3,955,000
Common shares issued in connection with acquisition of ISS (see Note 3)	2,774,351	27,744	—	42,397,807	—	—	42,425,551
Options exchanged in connection with acquisition of ISS (see Note 3)	—	—	—	16,330,804	—	—	16,330,804
Adoption of FIN 48 (see Note 11)	—	—	—	—	—	(365,000)	(365,000)
Common shares issued in connection with the acquisition of CFRA (see Note 3)	1,008,113	10,081	—	16,623,783	—	—	16,633,864
Purchase of treasury shares	—	—	(1,464)	(651,281)	—	(1,586,368)	(2,239,113)

BALANCE — September 30, 2007	47,729,824	$477,298	$(1,464)	$215,035,002	$(4,942,568)	$(74,937,398)	$135,630,870

See notes to condensed consolidated financial statements.

RISKMETRICS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,298,402	$1,198,472
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for bad debts	9,048	151,105
Depreciation and amortization of property and equipment	3,005,645	5,191,764
Amortization of intangible assets	769,906	13,727,783
Amortization of debt issuance costs	—	1,036,797
Stock-based compensation	2,887,000	3,955,000
Loss on disposal of property and equipment	15,335	2,031
Excess tax benefit associated with exercise of stock options	(1,138,326)	(201,243)
Changes in assets and liabilities (net of assets and liabilities acquired):
Decrease in accounts receivable	1,575,267	913,733
Decrease (increase) in income tax receivable	654,605	(1,042,410)
Increase in other receivables and prepaid expenses	(718,315)	(71,448)
Decrease (increase) in other assets	337,225	(1,566,711)
Increase (decrease) in trade accounts payable	251,523	(1,189,641)
Decrease in accrued expenses	(2,468,059)	(4,182,965)
(Decrease) increase in other liabilities	(114,774)	371,712
Decrease in deferred revenue	(2,643,407)	(1,033,188)

Net cash provided by operating activities	14,721,075	17,260,791

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid to acquire Institutional Shareholder Services Inc. ("ISS") and related acquisition costs (net of cash acquired of $12,088,520)	—	(471,925,238)
Purchase of property and equipment	(1,615,602)	(6,053,107)
Payment of acquired ISS acquisition related costs	—	(7,413,478)
Cash paid to acquire CFRA and related acquisition costs (net of cash acquired of $1,212,749)	—	(45,903,649)
Payment of deferred purchase price	—	(128,305)
Purchase of investments	(46,968,056)	(21,289,189)
Proceeds from sale of investments	45,716,266	89,364,189

Net cash used in investing activities	(2,867,392)	(463,348,777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt borrowings	—	440,000,000
Repayment of debt	—	(1,500,000)
Payment of debt issuance costs	—	(10,073,968)
Principal payments on capital lease obligations	—	(12,624)
Excess tax benefit associated with exercise of stock options	1,138,326	201,243
Proceeds from exercise of stock options	210,277	5,426,897
Repurchase of stock	(8,695,380)	(2,239,113)

Net cash (used in) provided by financing activities	(7,346,777)	431,802,435

EFFECT OF EXCHANGE RATE CHANGES ON CASH	160,298	(10,447)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,667,204	(14,295,998)
CASH AND CASH EQUIVALENTS — Beginning of period	10,966,074	37,313,188

CASH AND CASH EQUIVALENTS — End of period	$15,633,278	$23,017,190

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
NON CASH OPERATING ACTIVITIES:
Cash paid for interest	$—	$26,601,949

Cash paid for taxes	$5,636,726	$1,470,072

NON CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock to purchase ISS	$—	$42,425,551

Issuance of stock options to purchase ISS	$—	$16,330,804

Retirement of treasury stock	$—	$103,294

Tax benefit associated with exercise of ISS stock options	$—	$3,061,251

Issuance of common stock to purchase CFRA	$—	$16,633,864

See notes to condensed consolidated financial statements.

RISKMETRICS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

1.     OVERVIEW AND BASIS OF PRESENTATION

  RiskMetrics Group, Inc. ("the Company or RMG") is a provider of risk management and corporate governance products and services to participants in the global financial markets. The Company's products and services enable its clients to better understand and manage the risks associated with their financial holdings, provide greater transparency to their internal and external constituencies, satisfy regulatory and reporting requirements and make more informed investment decisions. The Company provides its products and services across multiple asset classes, markets and geographies to a diverse client base including asset managers, hedge funds, pension funds, banks, insurance companies, financial advisors and corporations. The Company operates in two business segments, the "RiskMetrics business" and the "ISS business".

  Reorganization — RiskMetrics Solutions, Inc., a Delaware corporation, was formed in June 1998. In January 2007, the Company, which was formed by RiskMetrics Solutions, Inc., (i) completed a corporate reorganization in which all of RiskMetrics Solutions, Inc.'s then-outstanding capital stock automatically was converted into and exchanged for capital stock of the Company and (ii) acquired Institutional Shareholder Services Holdings, Inc. ("ISS") for approximately $542.8 million in order to increase the scale and scope of the Company's risk management products and services. ISS provides proxy research, voting recommendations, and governance advisory services to financial institutions and corporations worldwide. ISS institutional and corporate clients are located throughout North America, Europe, Asia, and Australia. ISS analyzes proxy issues, issues research, and provides vote recommendations for companies across markets worldwide. Additionally, ISS provides services in the areas of Taft-Hartley proxy research and voting, social investment proxy research, voting and portfolio screening, global proxy distribution, and securities class action services.

  Principles of Consolidation and Basis of Presentation — The unaudited condensed consolidated financial statements include the accounts of RMG and its wholly owned-subsidiaries: RiskMetrics (UK) Limited; RiskMetrics (Singapore) Pte Ltd; RiskMetrics Group, KK (Japan); and Arrakis, Inc., Institutional Shareholder Services Holdings, Inc. and its wholly owned subsidiaries: Institutional Shareholder Services Inc; Securities Class Action Services, LLC; Institutional Shareholder Services Canada Corp.; ISS Europe Limited; ISS RREV, Inc.; Institutional Shareholder Services Japan, KK; Institutional Shareholder Services Europe S.A.; ISS France; 1 Corporate Governance Pty Ltd./Proxy Australia Pty Ltd. (Proxy Australia); Investor Responsibility Research Center, Inc. (IRRC); IRRC UK Ltd; ISS Corporate Services, Inc.; Research, Recommendations and Electronic Voting Limited (RREV) and RiskMetrics Group — Center for Financial Research and Analysis, LLC, formerly CFRA Holdings, LLC (CFRA) and are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). All intercompany accounts and transactions have been eliminated in consolidation.

  The condensed consolidated financial statements as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 have not been audited, but in the opinion of management, all adjustments, consisting only of normal recurring accruals, have been made to present fairly the Company's financial position, results of operations and cash flows. The operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. The financial statements and related notes for the nine months ended September 30, 2007 have been prepared on the same basis as and should be read in conjunction with the financial statements and notes as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006, included elsewhere within this registration statement. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to SEC rules. However, the Company believes the disclosures made are adequate to keep the information presented from being misleading.

  Stock split — In May 2007, the Company completed a 2.5 for 1 stock split. All share amounts reflected herein have been adjusted to reflect the impact of such split.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted within the United States of America require management to make estimates, judgments and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company considers the following accounting policies to be significant as a result of transactions that occurred during the nine months ended September 30, 2007:

  Goodwill and Intangibles — Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. The Company follows Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142), under which goodwill is no longer amortized. Instead, goodwill is evaluated for impairment using a two-step process that is performed at least annually on October 1 of each year, or whenever events or circumstances indicate that impairment may have occurred. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, a second test is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied fair value of the goodwill. If the carrying amount of the goodwill is greater than the implied value, an impairment loss is recognized for the difference. The implied value of the goodwill is determined as of the test date by performing a purchase price allocation, as if the reporting unit had just been acquired, using currently estimated fair values of the individual assets and liabilities of the reporting unit, together with an estimate of the fair value of the reporting unit taken as a whole. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flow.

  Intangible assets, including technology, contracts, customer relationships, certain trade names, license agreements and non-compete agreements arising principally from acquisitions, are recorded at cost less accumulated amortization and the definite-lived intangibles are amortized using a method which reflects the pattern in which the economic benefits of the related intangible asset are consumed or utilized. Intangible assets deemed to have indefinite useful lives, such as certain trade names, are not amortized and are subject to annual impairment tests or are tested whenever events or circumstances indicate impairment may have occurred. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value.

  In 2007, the Company acquired ISS and CFRA (See Note 3) which generated significant goodwill and intangibles. The goodwill acquired in the business acquisitions are subject to the provisions of SFAS 142, and, accordingly, is not being amortized. Acquired intangibles are carried at cost less accumulated amortization. The Company has not completed its valuation of tangible and intangible assets acquired in the ISS and CFRA transactions or made a final determination as to the estimated useful lives of the assets. The Company plans to complete the valuation assessment by December 31, 2007. At September 30, 2007, intangible assets are amortized using the straight -line method over the following estimated useful lives:

Acquired technology	5 years
Customer relationships	7–11 years
Covenant not to compete	1 year
Proprietary process	7 years
Trade names — Definite lived	1–10 years
— Indefinite lived	N/A

  Impairment of Long-Lived Assets — The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets of the Company (other than deferred tax assets) including equipment, software development and leasehold improvements, trade names and furniture and fixtures are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

  Property and Equipment and Related Depreciation and Amortization — Property and equipment are stated at cost at the date of acquisition. Depreciation is calculated using the straight line method over the estimated useful lives of the depreciable assets. Amortization of leasehold improvements is calculated using the straight line method over the shorter of the life of the asset or the term of the related lease. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred.

  The Company follows the provisions of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, for the capitalization of certain acquisition and development costs related to its internal use software. Capitalization begins when the preliminary project state is complete. Capitalization ceases when the internal project is substantially complete and ready for its intended use. Once the project is complete and available for intended use, the Company amortizes these costs over a three year period.

  For the nine months ended September 30, 2006 and 2007, $0 and $2,737,234 of internal software development costs have been capitalized, respectively. For the nine months ended September 30,

  2006 and 2007, amortization expense of $0 and $251,000 was recorded for internally developed software, respectively.

  Depreciation and Amortization of Property and Equipment. Depreciation and amortization of property and equipment includes depreciation of software, computer and related equipment, furniture and fixtures and telecommunications equipment, which is recorded over the respective useful life of the related asset. Depreciation also includes the amortization of leasehold improvements which are amortized over the shorter of the term of the lease or the assets' useful life and the amortization of capitalized software costs. While both leasehold improvements and capitalized software costs are amortized, they are included in the depreciation line item in order to segregate amortization of intangibles which have been acquired from business acquisitions.

  Amortization of Intangible Assets. Amortization of intangible assets includes the amortization of definite life intangibles such as acquired technology, contracts, customer relationships, certain trade names, license agreements and non-compete agreements acquired during business acquisitions and are amortized over their estimated useful lives.

  Derivative Instruments — The Company's derivative instruments are subject to the guidance in SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," and are recorded at fair value (the "Fair Value Derivatives"). Changes in fair value of the Fair Value Derivatives that have been designated as cash flow hedging instruments are included in the "Unrealized gains on cash flow hedges" as a component of other comprehensive income (loss) in the accompanying condensed consolidated statements of stockholders' equity to the extent of the effectiveness of such hedging instruments. Any ineffective portion of the change in fair value of the designated hedging instruments is included in the condensed consolidated statements of income. Changes in fair value of the Fair Value Derivatives that are not designated as hedging instruments will be included in the condensed consolidated statements of income.

  Revenue Recognition — The majority of the Company's revenues are generated from contracted annual subscriptions, for which the Company receives licensing fees from clients who utilize the Company's products and services. Revenues are recognized on a straight line basis over the term of the licensed service subscription which is typically one to three years.

  Subscription revenue is recognized in accordance with the Securities and Exchange Commission, or SEC, Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, since the Company provides its application as a service. The Company also recognizes revenue on software sales in accordance with the AICPA SOP No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

  Revenue is recognized when all of the following conditions are met:

    •
    there is persuasive evidence of an arrangement;

    •
    the service has been provided to the customer;

    •
    the collection of the fees is reasonably assured; and

    •
    the amount of fees to be paid by the customer is fixed or determinable.

  In situations where contracts include client acceptance provisions, the Company does not recognize revenue until such time as the client has confirmed its acceptance. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Some of the Company's subscription contracts include automatic renewal provisions under existing contract terms. Reserves for possible losses on subscription service, if any, are recognized when determined.

  A portion of the Company's revenues are derived from non-subscription services including implementation, Compensation Advisory Services and overages related to Proxy Research and Voting services. Revenues from implementation are recognized on a deferred basis as the services are provided and other non-recurring revenues are recognized once the service is provided or upon delivery of the required service.

  Deferred Revenue — Deferred revenue primarily consists of payments received in advance of revenue recognition from the Company's subscription service described above and is recognized as revenue recognition criteria are met. The Company generally invoices its customers in annual or quarterly installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements.

  Concentration of Risk — The Company's customers are primarily commercial organizations headquartered in the United States, Canada, Europe, Asia, Middle East, and Africa.

  Accounts receivable are generally unsecured. Accounts receivable are due in accordance with payment terms included in contracts negotiated with customers. Amounts due from customers are stated net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contracted payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts are past due, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they are deemed uncollectible.

  The carrying amount of current assets and liabilities approximates their fair values due to their short-term maturities. The fair value of long term debt approximates its carrying amount as of September 30, 2007 based on borrowing rates currently available to the Company.

  Cost of Revenues — Cost of revenues is comprised of all direct costs associated with the production of revenues including compensation and compensation-related costs, employee benefit expense, employee hiring costs, third-party contract services related to production of revenues, an allocation of occupancy and telecommunication costs which is determined on a head count basis, web-hosting expense and data.

  Accounting for Stock-Based Compensation — The Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment,("SFAS 123(R)") as of January 1, 2006. The new pronouncement replaces the existing requirements under SFAS 123, Accounting for Stock-Based Compensation, and Accounting Principles Board Opinion No. 25, Accounting for Stock-based Compensation to Employees ("APB 25"). According to SFAS 123 (R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of income. This pronouncement eliminates the ability to account for stock-based compensation transactions using

  APB 25 and generally would require that such transactions be accounted for using a fair-value method.

  Under SFAS 123(R), stock-based compensation expense is measured at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the award's vesting period. The Company measures the fair value of stock options on the date of grant using a Black-Scholes option-pricing model.

  Determining the fair value of stock options required the Company to make several estimates, including the volatility of its stock price, the expected life of the option, and interest rates. Since the Company is not currently a publicly traded company, it has limited historical information on the price of its stock as well as employees' stock option exercise behavior. Because of this limitation, the Company cannot rely on its historical experience alone to develop assumptions for stock price volatility and the expected life of its options. The Company estimated stock-price volatility with reference to a peer group of companies. Determining the companies to include in this peer group involves judgment. The use of different assumptions in the Black-Scholes model would result in different amounts of stock-based compensation expense. The expected life of the options is based on internal studies of historical experience and projected exercise behavior of employees based on the Company's future prospects. The Company utilizes a risk-free interest rate, which is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the options. The Company has not and does not expect to pay dividends on its common shares.

  Under SFAS 123(R), the Company is required to estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances. The adoption of SFAS 123(R) did not have an impact on the Company's consolidated financial statements.

  Prior to the adoption of SFAS 123(R), the Company recognized compensation for unvested awards under the graded vesting method, and the Company will continue to do so in all grants made prior to January 1, 2006. For all grants made subsequent to January 1, 2006, the Company will recognize compensation cost under the straight-line method.

  Income Taxes — The Company follows SFAS No. 109, Accounting for Income Taxes ("SFAS 109"), and as such records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

  In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Under FIN 48, the tax effects of a position should be recognized only if it is "more likely-than-not" to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has adopted the provisions of FIN 48 as of January 1, 2007 (see Note 10).

  Effects of Recently Issued Accounting Standards — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective beginning after January 1, 2008. The Company is currently evaluating the impact, if any, of SFAS 157 on the condensed consolidated financial statements.

  In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159, providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Accounting principles generally accepted within the United States have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of asset and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of these assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 159 on the condensed consolidated financial statements.

3.     ACQUISITIONS

  ISS Acquisition

  On January 11, 2007, the Company acquired all of the outstanding capital stock of ISS for approximately $542.8 million. The purpose of the acquisition was to broaden the types of services the Company could offer its clients. The acquisition has been accounted for as a purchase and the operating results of ISS have been included in the condensed financial statements since the date of acquisition.

RISKMETRICS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

  The aggregate consideration paid for the acquisition is as follows:

(in thousands)
Cash paid	$482,718
Fair value of 2,774,351 shares of common stock issued	42,426
Fair value of stock options exchanged (1,396,000 shares underlying the stock options)	16,331
Transaction costs	1,296

Total purchase consideration	$542,771

  The Company valued the shares of common stock issued in exchange for stock options held by employees and those issued to ISS shareholders at $15.29 per share (see Note 13).

  The fair value of converted stock options issued in connection with the acquisition was estimated using the Black-Scholes option-pricing model utilizing the following weighted-average assumptions:

Risk-free interest rate	4.7%
Expected term (in years)	3.0
Expected stock price volatility	31%
Expected dividend yield	None

  The initial purchase price allocations are preliminary and may be adjusted for changes in estimates of the fair value of the assets acquired and liabilities assumed. The Company expects that the purchase price allocations will be finalized by December 31, 2007. The significant assumptions used in the valuation included factors affecting the duration, growth rates and amounts of future cash flows for each income stream, specifically: the future economic outlook for the industry, risks involved in the business, and the input of competition and technological changes. The following table summarizes the preliminary amounts allocated to the acquired assets and assumed liabilities based upon management's estimates, with assistance from an independent valuation firm:

(in thousands)
Cash and cash equivalents and other current assets	$47,405
Property and equipment	4,864
Non-current assets	13,300
Intangible assets	172,600
Goodwill	423,730

Total assets acquired	661,899
Accounts payable and accrued expenses	(21,378)
Deferred revenue	(43,510)
Other non-current liabilities	(1,533)
Deferred tax liability	(52,707)

Net assets acquired	$542,771

Goodwill	$423,730
Identifiable intangible assets	172,600
Deferred tax liability	(52,707)
Net liabilities assumed	(852)

Total purchase consideration	$542,771

  In accordance with SFAS No. 109, Accounting for Income Taxes, the Company has provided for deferred taxes of $52.7 million representing the difference between the currently estimated book and tax basis of the net assets acquired. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was allocated to goodwill, which is expected to be deductible for tax purposes. The Company did not recognize a deferred tax asset relating to the future tax distribution that will arise when the ISS employee rollover options are exercised. When such exercises occur and a tax deduction is ultimately realized, the Company will recognize such benefit as a reduction of goodwill.

  The purchase price for ISS was determined based on an auction whereby several companies arrived at a market price for the purchase of ISS. The Company believes the purchase price reflects the financial prospects of the existing business as well as the significant opportunities for revenue growth, cost savings and other synergies, including the ability to cross-sell to one anothers clients, and offer more comprehensive and diverse services. The value reflected in these elements of the purchase price does not meet the definition of an intangible asset under SFAS 141 and is therefore reflected as goodwill. The preliminary amounts allocated to intangible assets and acquired technology were attributed to the following categories and estimated useful lives:

	(in thousands)
Acquired technology	$25,300	5 years
Customer relationships	117,900	9–11 years
Trade names	29,400	10 years–indefinite

	$172,600

  Certain of the trade names have indefinite lives and are accounted for in a similar manner as to goodwill. As a result, no amortization expense has been recorded on the accompanying condensed consolidated statements of income for the nine months ended September 30, 2007 relating to these trade names.

  CFRA Acquisition

  On August 1, 2007, the Company acquired all of the outstanding membership interests of CFRA for approximately $63.8 million. CFRA is a provider of forensic accounting research, legal and regulatory risk assessment, due diligence and educational services. The purpose of this acquisition was to broaden the quantitative and qualitative analysis services that ISS could offer its clients. The acquisition has been accounted for as a purchase, and the operating results of CFRA have been included in the condensed consolidated financial statements since the date of its acquisition.

  The aggregate consideration paid for the acquisition is as follows:

(in thousands)
Cash paid (includes cash acquired of $1,212,749)	$46,498
Fair value of 1,008,113 shares of common stock issued	16,634
Transaction costs	618

Total purchase consideration	$63,750

  The Company valued the shares of common stock issued in exchange for equity held and issued to CFRA shareholders at $16.50 per share (see Note 13).

  The following table summarizes the preliminary amounts allocated to the acquired assets and liabilities assumed based upon management's estimates, with the assistance of an independent valuation firm:

(in thousands)
Cash and other current assets	$3,205
Property and equipment	511
Non-current assets	49
Intangible assets	19,710
Goodwill	46,606

Total assets acquired	70,081
Accounts payable and accrued expenses	(1,915)
Deferred revenue	(3,791)
Deferred tax liability	(625)

Net assets acquired	$63,750
Goodwill	$46,606
Identifiable intangible assets	19,710
Deferred tax liability	(625)
Net liabilities assumed	(1,941)

Total purchase consideration	$63,750

  The Company has provided for deferred taxes of $625,000 representing the difference between the currently estimated book and tax basis of the net assets acquired. The initial purchase price allocations are preliminary and may be adjusted for changes in estimates of the fair value of the assets acquired and liabilities assumed. The Company expects that the purchase price allocations will be finalized by December 31, 2007.

  The Company believes the purchase price reflects the prospects of the existing business. The preliminary amounts and useful lives allocated to intangible assets were as follows:

	(in thousands)
Customer relationships	$10,250	7 years
Covenant not to compete	250	1 year
Trade name	100	1 year
Acquired technology	240	5 years
Proprietary process	8,870	7 years

Total intangibles	$19,710

  Proprietary process represents the research technique process utilized by CFRA to derive independent value not generally known and is considered an asset apart from goodwill. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was allocated to goodwill, which is expected to be deductible for tax purposes.

  The following table summarizes unaudited pro forma financial information for the nine months ended September 30, 2006 and 2007 assuming the acquisitions of ISS and CFRA had occurred on January 1 of each period.

	September 30, 2006	September 30, 2007
	(in thousands, except per share amounts)
Revenues	$163,850	$185,536
Income from operations	18,727	14,752
Net loss	(5,234)	(9,115)
Net loss per share:
Basic and diluted	$(0.11)	$(0.19)

  Included in pro forma loss from operations for the nine months ended September 30, 2007 are $13.4 million of non-recurring expenses, incurred by ISS in connection with its acquisition by RMG, which were for prior services rendered and a $1.2 million non-recurring charge associated with the pre-existing indebtedness of ISS, all of which will have no continuing impact on the Company's financial statements. The pro forma net loss for the nine-month periods ended September 30, 2006 and 2007 includes $26.5 million and $27.3 million of interest expense associated with debt incurred to acquire ISS. In addition, pro forma net loss for the nine-month periods ended September 30, 2006 and 2007 includes $13.7 million and $2.3 million of amortization of intangibles resulting from the Company's preliminary allocation of fair value of ISS and CFRA, respectively.

  These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the ISS and CFRA acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

4.     ACCOUNTS RECEIVABLE

  Unbilled accounts receivable represents revenue that has been earned based on services performed; however, billing has yet to commence under contractual terms of the arrangement. Accounts receivable consisted of the following:

September 30, 2007
Billed	$43,834,313
Unbilled	1,397,083

Total	45,231,396
Less allowance for doubtful accounts	402,970

Accounts receivable, net	$44,828,426

5.     PROPERTY AND EQUIPMENT

  Property and equipment as of September 30, 2007 consisted of the following:

	Estimated Useful Life	September 30, 2007
Cost:
Hardware	3 years	$15,842,803
Software	3 years	5,766,642
Capitalized software	3 years	2,737,234
Telecommunications equipment	5 years	572,448
Furniture and fixtures	7 years	2,340,718
Leasehold improvements	Shorter of the term of the lease or life of the asset	5,066,060

		32,325,905
Less accumulated depreciation and amortization		(18,121,315)

Property and equipment — net		$14,204,590

  As a result of the ISS and CFRA acquisitions, the Company acquired approximately $5.4 million of property and equipment representing its estimated fair value, particularly furniture and fixtures, computer hardware and leasehold improvements. These assets will be depreciated in accordance with the estimated remaining useful lives of the assets or amortized over the remaining life of the lease, which lives range from 2 to 5.5 years. In total, RMG recognized $3,005,645 and $5,191,764 of depreciation and amortization expense for the nine months ended September 30, 2006 and 2007, respectively.

6.     INTANGIBLE ASSETS AND GOODWILL

  Intangible assets as of September 30, 2007 consist of the following:

	September 30, 2007
	Lives	Gross	Amortization	Net
Customer relationships	7–11 years	$128,150,000	$(8,169,507)	$119,980,493
Acquired technology	5 years	25,540,000	(3,653,376)	21,886,624
Covenant not to compete	1 year	250,000	(41,667)	208,333
Proprietary process	7 years	8,870,000	(211,190)	8,658,810
Trade names	1–10 years	22,800,000	(1,652,043)	21,147,957
Trade names	Indefinite	6,700,000	—	6,700,000

Total		$192,310,000	$(13,727,783)	$178,582,217

  Amortization expense for the nine months ended September 30, 2006 and 2007, was $769,906 and $13,727,783, respectively, and is included in amortization on the condensed consolidated statements of income. Annual amortization expense, which is based on preliminary estimates of the values of

  ISS and CFRA intangibles and their useful lives, for the next five years, is expected to be as follows:

Remainder of year ending December 31, 2007	$5,365,110
Years ending December 31,
2008	$21,314,605
2009	$21,110,439
2010	$21,110,439
2011	$21,110,439

  Goodwill changed during the nine months ended September 30, 2007 as follows:

(in thousands)
Balance at January 1, 2007	$—
Goodwill from ISS acquisition	423,730
Goodwill from CFRA acquisition	46,606
Less: Tax benefit on exercise of stock options granted to ISS employees on acquisition	3,061

Balance at September 30, 2007	$467,275

7.     DEBT

  In conjunction with the purchase of ISS on January 11, 2007, a subsidiary of the Company obtained $450 million of debt of which $425 million was borrowed to complete the acquisition. On July 31, 2007 an additional $15 million under the revolving credit facility was borrowed to complete the CFRA acquisition. The debt is comprised of two term loan facilities and a revolving credit facility:

  The first lien credit facilities consists of a $25 million revolving credit facility and $300 million of first lien term loan facility and accumulates interest, at the option of the Company at: (a) the LIBOR rate plus a margin of 1.75% to 2.25% depending on the Company's consolidated leverage ratio, or (b) the higher of (i) the Federal Funds Effective Rate plus 0.5% and (ii) Bank of America's "prime rate," plus a margin of 0.75% or 1.25% depending on the consolidated leverage ratio. Amounts paid under the first lien term loan facility may not be re-borrowed. Amounts paid under the revolving credit facility may be re-borrowed. The maturity date for the revolving credit facility and first lien term loan facility is January 2013 and January 2014, respectively.

  The second lien term loan facility is for $125 million and accumulates interest based on, at the option of the Company at: (a) the LIBOR rate plus a margin of 5.50%, or (b) the higher of (i) the Federal Funds Effective Rate plus 5.0% and (ii) Bank of America's "prime rate," plus a margin of 4.50%. The maturity date for the second credit lien is July 2014.

  The interest rate on the first lien term loan facility, first lien revolving credit facility, and second lien term loan facility was 7.45%, 7.45% and 10.70%, respectively, as of September 30, 2007.

  In addition to quarterly interest payments due on the credit facilities, the Company is required to repay the principal amounts of the first lien credit facilities in quarterly installments of $750,000 starting on June 30, 2007, which were paid by the Company. Furthermore, starting after the fiscal year ending December 31, 2007, the Company is required to make a mandatory payment equal to 50% of each year's excess cash flow, as defined in the first lien term loan facility, within five days of delivery of audited financial statements. The Company is required to repay the aggregate principal remaining on the first lien term loan facility and all amounts outstanding under the second lien credit facility on the maturity date. The Company may voluntarily prepay the first lien credit facilities in whole or in part without penalty. Prepayment of the second lien term loan facility, incurs a penalty of up to 2.0% of the principal amount in the first year of the term (except in the event of an IPO, in which case the prepayment penalty is 1.0%) and 1.0% in the second year of the term, after which, there is no penalty.

  Scheduled repayments of balances outstanding as of September 30, 2007 are as follows:

For the twelve months ending September 30,
2008	$3,000,000
2009	3,000,000
2010	3,000,000
2011	3,000,000
2012	3,000,000
Thereafter	423,500,000

$438,500,000

  The Company has guaranteed the payment and performance of the credit facilities. The restrictive covenants set forth in the first and second lien credit facilities restrict the Company from, among other things: permitting liens on their assets; incurring additional indebtedness (as defined per the debt agreement); making investments exceeding specific dollar amounts; making dispositions; making restricted payments; making fundamental changes to the business; changes in nature of business; restricting ability to pay dividends; entering into transactions with affiliates not in the ordinary course of business; use of proceeds to purchase margin stock; making amendments to the organization documents which are materially adverse to the lenders; making changes in accounting polices except as required by generally accepted accounting principles; prepayments of indebtedness (subject to amounts defined in the credit facilities); making amendments to second lien documents and indebtedness; and becoming legally obligated to make capital expenditures except in the ordinary course of business.

  The indebtedness was obtained by a wholly-owned subsidiary of the Company (the "Borrower"). The Company, as parent holding company, has no independent assets or operations, and any other subsidiaries, other than the Borrower and its subsidiaries, are minor. The Company has guaranteed the indebtedness and such guarantee is full and unconditional. In addition, there are no restrictions on the ability of the Company to obtain funds from its subsidiaries by dividend or loan.

  The credit facilities include certain covenants related to the delivery of financial results, maintenance of properties and insurance, consolidated leverage ratio limitations and limitations of capital expenditures.

  Upon the occurrence of an event of default under the credit facilities, the lenders may require that all amounts outstanding be repaid immediately and terminate the Company's ability to make further borrowings and foreclose on the collateral. Events relating to non-payment of amounts due under the credit facilities; breach of covenants; misrepresentation; insolvency of the Company; certain ERISA events; inability to pay the debts; change of control; invalidity of loan documents; certain judgments against any parties; cross-default; and failure of collateral agreements to be in effect are considered to be events of default after the passage of time or notice or both. The Company is currently in compliance with such debt covenants and expects to remain in compliance for the foreseeable future.

  The Company incurred debt issuance costs of $10,073,968, which have been recorded on the accompanying condensed consolidated balance sheet. Such amount is being amortized over the life of the remaining debt and is reflected as a component of interest expense on the accompanying statement of operations. Amortization expense for the nine months ended September 30, 2007 was $1,036,797 and is included in interest expense on the accompanying condensed consolidated statements of income.

8.     FAIR VALUE OF DERIVATIVE INSTRUMENTS

  In February 2007, the Company entered into two interest-rate swap agreements with an aggregate notional principal amount of approximately $317.6 million to reduce interest rate risks and to manage interest expense. By entering into these agreements, the Company changed the fixed/variable interest-rate mix of its debt portfolio. The agreements effectively convert floating-rate debt into fixed-rate debt. This reduces the Company's risk of incurring higher interest costs in periods of rising interest rates. The interest rate swap agreements reduced the Company's weighted average effective interest rate on the first lien term loan facility to 7.26% and on the second lien term loan facility to 10.51%, which resulted in investment income of $514,105 being recorded in the accompanying condensed consolidated statements of income for the nine months ended September 30, 2007. The Company's interest-rate swap agreements hedge a substantial portion of the interest rate risk exposure under the Company's debt (see Note 7). As of September 30, 2007, the swap agreements had a fair value of $4,187,553, which is included in other long-term liabilities on the accompanying condensed consolidated balance sheet.

  These hedges of interest rate risk relating to the Company's debt have been designated as effective cash flow hedges at inception and on an ongoing quarterly basis. The Company estimates the effectiveness of the interest rate swap agreement utilizing the hypothetical derivative method. Under this method, the fair value of the actual interest rate swap agreement is compared to the fair value of a hypothetical swap agreement that has the same critical terms as the portion of the loan being hedged. The critical terms of the interest rate swap agreement are identical to the portion of the loan being hedged as of September 30, 2007. To the extent that the agreement is not considered to be highly effective in offsetting the change in the value of the interest payments being hedged, the fair value relating to the ineffective portion of such agreement and any subsequent changes in such fair value will be immediately recognized in earnings. To the extent that the agreement is considered highly effective but not completely effective in offsetting the change in the value of the interest payments being hedged, any changes in fair value relating to the ineffective portion of such agreement will be immediately recognized in earnings. There was no ineffectiveness from these hedges through September 30, 2007. As such, the gains and losses have been included in the unrealized gain on cash flow hedges as a component of other comprehensive income (loss).

9.     ACCRUED EXPENSES

  Accrued expenses as of September 30, 2007 consist of the following:

September 30, 2007
Accrued compensation and related benefits	$20,682,619
Accrued data expense	1,152,648
Accrued travel and entertainment	227,171
Accrued professional fees	2,704,537
Current portion of deferred rent	387,275
Other accrued expenses	3,477,665

Total	$28,631,915

10.   INCOME TAXES

  As a result of the implementation of FIN 48, the Company recognized a $365,000 increase in the current tax liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of accumulated deficit. As of the date of adoption and after the impact of recognizing the increase in liability noted above, the Company's unrecognized tax benefits totaled $775,000, of which $365,000 would favorably impact the Company's effective tax rate, if recognized. The remaining $410,000 of liability for unrecognized tax benefits represents deferred tax liabilities established by ISS effective January 1, 2007. Since the liability was recognized prior to the date of acquisition, if such liability is reversed in the future it will be reflected as a reduction of goodwill.

  The Company's tax returns for 2003-2005 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of January 1, 2007, the Company recorded a liability of approximately $79,000 for the payment of interest and $100,000 for potential penalties. The change to the uncertain tax positions or interest and penalty accruals for the nine months ended September 30, 2007 was not material. The change in the unrecognized tax benefits within the next 12 months is not expected to be material to the financial statements.

  The components of the provision for income taxes for the nine months ended September 30, 2006 and 2007 are as follows:

	2006	2007
Federal	$4,081,000	$234,000
State	1,523,000	(116,000)
Foreign	689,287	937,991

Total	$6,293,287	$1,055,991

  The expected tax provision calculated at the statutory federal rate differs from the actual (benefit) provision for the nine months ended September 30, 2006 and 2007 as follows:

	2006	2007
Tax provision, at U.S. Federal statutory tax rate	35.0%	35.0%
State and local income taxes, net of U.S. federal benefit	5.3%	(3.3)%
Stock-based compensation	3.4%	24.2%
Other	(9.8)%	(9.1)%

Net tax provision	33.9%	46.8%

  Other is primarily comprised of foreign tax credits, R&D credits and foreign income tax rate differentials. As a result of the exercise of stock options, the Company generated approximately $1.1 million and $3.3 million of tax benefits during the nine months ended September 30, 2006 and 2007, respectively. At September 30, 2007, the Company has an income tax receivable of $6.2 million which arose primarily from a receivable ISS generated prior to the date of its acquisition by the Company and from the Company's 2006 tax return.

11.   COMMITMENTS AND CONTINGENCIES

  The Company is committed to unrelated parties for the rental of office space under operating leases. ISS leases office space and equipment under various capital and operating lease agreements. Certain of the leases contain a requirement for the Company to pay its share of any increases in operating expenses and real estate taxes. The lease agreements for RMG's and ISS' primary office space terminate in August 2012 and July 2012, respectively.

  As of September 30, 2007, minimum future rental payments under operating and capital leases are as follows:

Twelve months ending September 30,
2008	$6,176,305
2009	6,737,934
2010	6,357,990
2011	5,852,752
2012	5,131,021
Thereafter	1,737,392

Total minimum lease payments	$31,993,394

  Rent expense on leases was $1,347,616 and $4,683,614 for the nine months ended September 30, 2006 and 2007, respectively.

  Data Agreements — The Company has entered into agreements with other vendors to supply the Company with data, which have terms that extend through 2011. The aggregate minimum payments with respect to these data agreements as of September 30, 2007, are as follows:

Twelve months ending September 30,
2008	$5,056,776
2009	2,466,587
2010	818,765
2011	1,322

Total	$8,343,450

RISKMETRICS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

  Contingencies — The Company has no lawsuits against it nor has the Company initiated any against any others. The Company believes that any potential liability arising from unknown actions or claims will not have a material adverse effect on the Company's condensed consolidated results of income, financial condition, or liquidity.

12.   STOCKHOLDERS' EQUITY

  Prior to the reorganization described in Note 1, the authorized capital stock of the Company consisted of 87,500,000 shares of common stock, with a stated par value of $.01 per share and was increased to 150,000,000 shares on January 11, 2007. In connection with the reorganization, the Company retired the 10,329,407 shares held as treasury stock.

  In January 2007, the Company acquired ISS. As part of the consideration paid to ISS, 2,774,351 shares of the Company's common stock with a value of approximately $42.4 million were issued. As well, former ISS employee options held were exchanged for 1,396,000 options of the Company with an estimated fair market value of approximately $16.3 million.

  In August 2007, the Company acquired CFRA. As part of the consideration paid in connection with the acquisition of CFRA, the Company issued 1,008,113 shares of common stock with a value of $16.6 million.

  In addition, during the nine months ended September 30, 2007, $5.4 million of proceeds were received from the exercise of stock options which resulted in the issuance of 1,417,307 shares of the Company's common stock.

  Effective in 2000, the Company began repurchasing shares of its common stock from employees and holds these repurchased shares as treasury stock. During the nine months ended September 30, 2006 and 2007, 1,387,588 and 146,425 shares were repurchased for $8,695,380 and $2,239,113, respectively.

13.   STOCK BASED COMPENSATION

  The Company has incentive plans that provide for the issuance of equity awards, including stock options and non-vested shares of our common stock ("non-vested stock").

  Stock Options

  During 2000, the Company's Board of Directors adopted a Stock Option Plan (the "2000 Plan") that provided for the grant of options to employees, consultants, and non-employee directors to purchase common stock, which vest over a one to four year period and have a ten-year contractual term. The maximum number of shares of the Company's common stock available for issuance under the 2000 Plan was 12,500,000, and no more than 4,000,000 were allowed to be issued in any calendar year. Subsequent to the 2004 private placement, the Company retired the 2000 Plan and adopted a new option plan (the "2004 Plan"). As of September 30, 2007, 6,649,293 of options issued under the 2000 Plan remain outstanding.

  The 2004 Plan provides for the grant of options to employees, consultants, and non-employee directors to purchase common stock, which vest over a three to four year period and have a ten-year contractual term. To satisfy options granted under the Plan, the Company may make common stock available from authorized but unissued shares or shares held in treasury by the Company. The maximum number of shares of the Company's common stock available for issuance under the

  2004 Plan is 7,500,000. Subsequent to the acquisition of ISS, the Company retired the 2004 plan and adopted a new option plan (the "2007 plan"). As of September 30, 2007, 4,832,673 options issued under the 2004 Plan remain outstanding.

  In January 2007, the Company's Board of Directors adopted a stock option plan covering the employees from ISS (the "ISS Plan"), which resulted in the rollover of 1,396,000 fully-vested options from ISS. Under the adoption of this ISS Plan, no additional options are to be issued. As of September 30, 2007, 454,412 options issued under the ISS Plan remain outstanding.

  In January 2007 the Company's Board of Directors adopted a Stock Option Plan (the "2007 Plan") that provides for the grant of options and non-vested stock to employees, consultants, and non-employee directors to purchase common stock, which vest over a four year period and have a ten-year contractual term. The maximum number of shares of the Company's common stock available for issuance under the 2007 Plan is 6,500,000. As of September 30, 2007, 1,881,493 options issued and 120,548 shares of non-vested stock granted under the 2007 Plan remain outstanding.

  Summarized information relative to the Company's stock option plans is as follows:

	Number of Options	Weighted- Average Exercise Price
Outstanding — January 1, 2006	11,295,101	$3.20
Granted	333,750	7.20
Exercised	(606,296)	1.81
Forfeited	(146,996)	4.88

Outstanding — September 30, 2006	10,875,559	3.37

Outstanding — January 1, 2007	12,035,192	4.49
Granted	1,917,493	15.41
ISS roll-over options	1,396,000	4.15
Exercised	(1,417,307)	3.83
Forfeited	(113,507)	8.89

Outstanding — September 30, 2007	13,817,871	$6.00

  The Company's stock options outstanding at September 30, 2007 were as follows:

	Outstanding Options			Options Exercisable
Exercise Prices	Number of Options	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$1.20	1,164,289	3.32	$1.20	1,164,289	$1.20
1.48	150,764	9.28	1.48	150,764	1.48
2.00	3,429,673	5.01	2.00	3,412,175	2.00
2.33	9,505	9.28	2.33	9,505	2.33
2.40	2,055,331	6.26	2.40	1,764,502	2.40
3.42	20,365	9.28	3.42	20,365	3.42
3.75	310,000	6.90	3.75	246,147	3.75
4.46	205,660	9.28	4.46	205,660	4.46
4.80	1,302,082	7.28	4.80	623,962	4.80
5.05	35,503	9.28	5.05	35,503	5.05
5.94	20,095	9.28	5.94	20,095	5.94
6.00	307,500	7.83	6.00	162,504	6.00
7.13	12,520	9.28	7.13	12,520	7.13
7.20	1,818,736	8.33	7.20	424,601	7.20
15.29	2,791,605	9.48	15.29	—	—
16.50	184,243	9.83	16.50	—	—

	13,817,871	6.92	$6.00	8,252,592	$2.67

  As of September 30, 2007, 8,252,592 of the outstanding options are vested and exercisable at the weighted-average exercisable price of $2.67. Of the unvested options as of September 30, 2007, 5,093,213 are expected to vest in the future.

  During the twelve months ended September 30, 2007, the Company granted the following stock options with exercise prices as follows:

Grant Dates	Number of Stock Options Granted	Fair Value of Common Stock		Exercise Price	Intrinsic Value
October 19, 2006	102,500	7.20	*	7.20	—
December 14, 2006	41,250	15.29	**	15.29	—
December 31, 2006	1,053,105	15.29	**	15.29	—
May 17, 2007	1,733,250	15.29	**	15.29	—
June 26, 2007	20,000	16.50	*	16.50	—
August 1, 2007	164,243	16.50	***	16.50	—

*
The fair value was determined based on a contemporaneous internal valuation prepared by management with the appropriate levels of competency, and reviewed by the board of directors.

**
The fair value was determined based on a third party transaction involving the acquisition of ISS and corporate restructuring which resulted in a total enterprise value, and was based upon an agreed-upon exchange ratio which was implicitly equivalent to $15.29 per share. The board of directors determined that the strike price for options issued at the time of the ISS acquisition should be at this per share value. Subsequently, the Company received a report from an independent valuation firm which supported this per share value.

***
The fair value was determined based on a third party transaction involving the acquisition of CFRA which resulted in a total enterprise value, and was based upon an agreed-upon exchange ratio which was implicitly equivalent to $16.50 per share. The board of directors determined that the strike price for options issued at the time of the CFRA acquisition should be at this per share value.

  The derived fair value of the common shares underlying the options was determined based on an internal valuation prepared by management, with the appropriate level of competency and reviews by the Board of Directors, using generally accepted valuation methodologies. Management applies the guideline companies approach which incorporates certain assumptions, including multiples of EBITDA and the market performance of comparable listed companies, as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The Company has granted options to employees at the estimated fair value without ascribing any discount.

  The options granted in conjunction with the ISS acquisition were rolled over from ISS on January 11, 2007. Since the employee stock option compensation expense related to these 1,396,000 fully vested options under SFAS 123(R) is included within purchase price consideration (see Note 3), no additional SFAS 123(R) expense was or will be recorded prospectively by the Company.

  The fair value of stock options granted during the nine months ended September 30, 2006 and 2007 was estimated using the Black-Scholes option pricing model utilizing the following weighted average assumptions:

	Nine months ended September 30, 2006	Nine months ended September 30, 2007
Risk-free interest rate	4.7%	4.7%
Expected term (in years)	5.0	4.5
Expected stock price volatility	31%	29%
Expected dividend yield	None	None

  Expected volatilities are based on certain publicly traded companied that are comparable to the Company. The Company uses as estimated average turnover for the industry within the valuation model to estimate the expected life of the options. The interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. As required by SFAS 123(R), management made an estimate of expected forfeitures for all unvested awards and is recognizing compensation costs only for those equity awards expected to vest.

  Non-vested Stock

  Beginning in the nine months ended September 30, 2007, the Company granted 120,548 non-vested shares of common stock. The per share fair value of grants for the nine months ended September 30, 2007 were $16.50 and vest over a period ranging from 6 months to 4 years. The following table summarizes non-vested stock activity for the nine months ended September 30, 2007:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares at January 1, 2007	—	$—
Granted	120,548	16.50
Vested	—	—
Forfeited	—	—

Unvested Shares at September 30, 2007	120,548	$16.50

  As of September 30, 2007, there was $15,901,000 of unrecognized compensation costs related to all non-vested stock-based compensation awards granted under all stock option and non- vested stock plans. That cost is expected to be recognized over a period of four years. Stock-based compensation was $2,887,000 and $3,955,000 during the nine months ended September 30, 2006 and 2007, respectively.

14.   EARNINGS PER SHARE

  The Company follows SFAS 128, Earnings per Share, in calculating earnings per share. Basic earnings per common share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income attributable to common shareholders by a diluted weighted average number of common shares outstanding. Diluted earnings per common share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised, vested or converted into common stock, unless they are anti-dilutive.

  In computing earnings per share for the nine months ended September 30, 2006 and 2007, the difference between basic and diluted number of common shares outstanding is as follows:

	2006	2007
Basic number of weighted average common shares outstanding	42,694,642	45,960,089
Effect of dilutive securities — employee stock options and non-vested stock	5,130,540	8,064,905

Diluted number of weighted average common shares oustanding	47,825,182	54,024,994

  Options to purchase 1,922,511 and 1,988,656 common shares for the nine months ended September 30, 2006 and 2007, respectively, were anti-dilutive and were therefore excluded from the computation of diluted earnings per share.

15.   EMPLOYEE BENEFIT PLANS

  The Company sponsors two 401(k) plans, one for RiskMetrics employees and one plan for ISS employees. The participants may elect to defer eligible compensation up to governmental limitations. The Company, at the discretion of the Board of Directors, may make contributions to the plan. Expense related to all 401(k) plans was approximately $514,734 and $1,572,510 for the nine months ended September 30, 2006 and 2007, respectively.

16.   SEGMENT INFORMATION

  As of September 30, 2007, the Company has two reportable segments, the RiskMetrics business and the ISS business. These designations have been made as the discrete operating results of these segments are reviewed by the Company's chief operating decision maker to assess performance and make operating and asset allocation decisions. All intersegment transactions have been eliminated in the condensed consolidated financial statements. The Company allocates corporate and other shared services to each segment based on the employees geographic location and headcount.

  The RiskMetrics business is a provider of multi-asset, position-based risk and wealth management products and services. The business provides clients with comprehensive, interactive products and services that allow them to measure and quantify portfolio risk across security types, geographies and markets. The products and services enable the clients to make more informed investment decisions, monitor and comply with exposure and risk limits, provide greater transparency to both internal audiences and external constituencies and meet regulatory and reporting requirements.

  The ISS business is a provider of corporate governance services to institutional shareholders and corporations around the world. The business facilitates the voting of proxies by institutional investors and provides in-depth research and analysis to help inform their voting decisions and assess issuer-specific risk. It offers both global security coverage and fully-integrated products and services, from policy creation to comprehensive research, vote recommendations, reliable vote execution, post-vote disclosure and reporting and analytical tools.

  Results of operations by segment for the nine months ended September 30, 2006 and 2007 is as follows:

	RiskMetrics Business	ISS Business	Total
Nine months ended September 30, 2006:
Revenues	$75,302,373	—	$75,302,373

Depreciation	3,005,645	—	3,005,645
Amortization	769,906	—	769,906
Other operating expenses	54,628,092	—	54,628,092

Income from operations	16,898,730	—	16,898,730
Interest income	1,731,140	—	1,731,140
Interest expense	(38,181)	—	(38,181)

Income before income taxes	18,591,689	—	18,591,689
Provision for income taxes	6,293,287	—	6,293,287

Net income	$12,298,402	—	$12,298,402

Nine months ended September 30, 2007:
Revenues	$87,704,062	$84,970,278	$172,674,340

Depreciation	3,285,929	1,905,835	5,191,764
Amortization	—	13,727,783	13,727,783
Other operating expenses	62,649,234	62,653,415	125,302,649

Income from operations	$21,768,899	$6,683,245	28,452,144

Interest, dividend and investment income	—	—	1,710,134
Interest expense	—	—	(27,907,815)

Income before income taxes	—	—	2,254,463
Provision for income taxes	—	—	1,055,991

Net income	—	—	$1,198,472

Asset information:
Segment assets at September 30, 2007	$57,269,559	$710,265,241	$767,534,800

  Prior to the acquisition of ISS on January 11, 2007, RMG operated within one segment, Risk Analysis, with various product offerings made available to our customers. Goodwill and intangible assets acquired in connection with the ISS and CFRA acquisitions are included in the ISS business segment assets amounts as of September 30, 2007.

  The following table summarizes revenue for the nine months ended September 30, 2006 and 2007 on a percentage basis by geographic region, based on the country in which the customer is located:

	2006	2007
Americas	52.3%	62.8%
EMEA (Europe, Middle East and Africa)	38.6%	30.5%
Asia	9.1%	6.7%

	100%	100%

  The Company has wholly owned subsidiaries in the United Kingdom, Singapore, Japan, Canada, Australia, France and Belgium and a branch in the Philippines, Switzerland and Germany. The Company's total assets located outside of the United States of America are as follows:

September 30, 2007
United Kingdom	$1,556,708
Singapore	558,058
Japan	513,338
Switzerland	91,660
Germany	383,308
Philippines	1,229,915
Canada	1,922,620
Australia	1,297,191
France	124,604
Belgium	3,078,104

$10,755,506

  At September 30, 2007, the Company had approximately $4,345,464 in receivables from customers of these subsidiaries. All other financial instruments or assets located in foreign countries or denominated in foreign currencies were insignificant at September 30, 2007.

17.   SUBSEQUENT EVENTS

  New Employees — On October 5, 2007 the Company hired new employees and acquired certain assets which support the Company's governance services business for $250,000 plus an additional payment of $1,000,000 which will be made unless certain conditions occur. In addition, the Company issued 227,273 shares of non-vested common stock to certain new employees, which will vest over 3 years.

  Other Matter — Subsequent to the previous issuance of the condensed consolidated financial statements for the nine months ended September 30, 2007, the Company determined the classification for certain operating expenses of the ISS segment were not allocated to the proper expense category. As a result, the Company corrected the classification on the condensed consolidated statements of income for the nine months ended September 30, 2007 as follows:

	(As Previously Reported)	(As Corrected)
Cost of revenues	$55,040,714	$56,666,524
Research and development expenses	$22,190,479	$22,476,627
Selling and marketing expenses	$25,333,992	$25,328,854
General and administrative expenses	$22,735,433	$20,828,613
Total operating costs and expenses	$144,222,196	$144,222,196

  This correction had no impact on total operating costs and expenses or income from operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
RiskMetrics Group, Inc. and subsidiaries
New York, New York

        We have audited the accompanying consolidated balance sheets of RiskMetrics Group, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the information included in the financial statement schedule listed in the Index at page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in note 2 to the financial statements, the Company changed its method of accounting for stock-based compensation upon adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

/s/ Deloitte Touche LLP

May 4, 2007 (September 17, 2007 as to effect of stock split
described in Note 2 and Note 16)

RISKMETRICS GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2006

	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,966,074	$37,313,188
Investments, at fair market value (cost of $69,489,106 and $68,075,000 at December 31, 2005 and 2006, respectively)	69,295,823	68,070,611
Accounts receivable, net of allowance for doubtful accounts of $318,000 and $265,000 at December 31, 2005 and 2006, respectively	20,086,189	16,216,483
Deferred tax asset	50,469	78,811
Income taxes receivable	287,230	938,279
Other receivables and prepaid expenses	2,660,728	3,868,775

Total current assets	103,346,513	126,486,147
DEFERRED TAX ASSET — Noncurrent portion	2,004,669	1,167,909
INTANGIBLES — Net	769,906	—
PROPERTY AND EQUIPMENT — Net	8,355,185	8,047,273
OTHER ASSETS	816,855	1,245,275

TOTAL ASSETS	$115,293,128	$136,946,604

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$1,052,844	$2,841,084
Accrued expenses	15,095,738	17,795,158
Deferred revenue	53,040,078	58,308,330

Total current liabilities	69,188,660	78,944,572
DEFERRED REVENUE — Noncurrent portion	703,452	533,322
DEFERRED RENT — Noncurrent portion	1,131,194	971,175

Total liabilities	71,023,306	80,449,069

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value — 87,500,000 authorized; 52,717,068 and 52,859,460 issued and 43,342,270 and 42,530,053 outstanding at December 31, 2005 and 2006, respectively	527,171	528,595
Treasury stock — 9,374,798 and 10,329,405 shares at December 31, 2005 and 2006, respectively	(93,748)	(103,294)
Additional paid-in capital	126,333,486	130,764,921
Accumulated other comprehensive loss	(606,861)	(508,185)
Accumulated deficit	(81,890,226)	(74,184,502)

Total stockholders' equity	44,269,822	56,497,535

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$115,293,128	$136,946,604

See notes to consolidated financial statements.

RISKMETRICS GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006
REVENUES	$71,698,607	$93,637,389	$101,235,954

OPERATING COSTS AND EXPENSES:
Cost of revenues (including stock-based compensation of $345,591, $0 and $875,963 in 2004, 2005 and 2006, respectively)	18,909,372	23,704,646	25,617,521
Research and development expenses (including stock-based compensation of $993,187, $0 and $908,841 in 2004, 2005 and 2006, respectively)	14,094,479	16,098,667	21,201,458
Selling and marketing expenses (including stock-based compensation of $190,414, $0 and $489,529 in 2004, 2005 and 2006, respectively)	13,222,277	12,256,874	14,976,840
General and administrative expenses (including stock-based compensation of $1,053,231, $0 and $1,360,816 in 2004, 2005 and 2006, respectively)	9,327,556	11,492,185	12,852,358
Depreciation and amortization of property and equipment	5,170,259	3,551,288	4,081,310
Amortization of intangible assets	1,078,444	2,712,762	769,906
Impairment of goodwill	—	361,264	—
Loss on disposal of property and equipment	1,659,351	1,577,363	15,335

Total operating costs and expenses	63,461,738	71,755,049	79,514,728

INCOME FROM OPERATIONS	8,236,869	21,882,340	21,721,226
INTEREST, DIVIDEND AND INVESTMENT INCOME, NET:
Interest, dividend and investment income	597,198	1,438,122	2,549,286
Interest expense	—	—	(49,635)

Total interest, dividend and investment income, net	597,198	1,438,122	2,499,651

INCOME BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	8,834,067	23,320,462	24,220,877
PROVISION (BENEFIT) FOR INCOME TAXES	(1,048,366)	7,639,771	8,199,945

NET INCOME	$9,882,433	$15,680,691	$16,020,932

INCOME PER SHARE:
Basic	$0.33	$0.36	$0.38

Diluted	$0.20	$0.32	$0.33

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	30,379,564	43,496,221	42,655,069
Diluted	49,813,540	48,412,751	47,963,666

See notes to consolidated financial statements

RISKMETRICS GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	Senior Convertible Preferred Stock	Junior Convertible Preferred Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Compre- hensive Loss	Accumulated Deficit	Total Stockholders' Equity
BALANCE — January 1, 2004 (as adjusted for stock split — see note 2)	$309,000	$46,500	$166,955	$(16,900)	$25,725,763	$(236,209)	$(7,480,734)	$18,514,375
Comprehensive income:
Net income							9,882,433	9,882,433
Foreign currency translation adjustment						45,441		45,441
Change in unrealized loss on investments, net of tax						(39,601)		(39,601)

Total comprehensive income								9,888,273
Common stock issued in private placement			325,313		121,667,690			121,993,003
Costs associated with private placement					(727,493)			(727,493)
Tax benefit associated with exercise of stock options					49,752			49,752
Common stock issued upon exercise of options			12,293		1,845,144			1,857,437
Reuters transaction, net of tax	(78,125)				1,524,047		(2,443,750)	(997,828)
Compensation expense from option exercise					2,582,423			2,582,423
Senior preferred stock converted to common stock	(18,000)		18,000					—
Stock repurchased	(212,875)	(46,500)		(71,645)	(27,041,764)		(95,713,045)	(123,085,829)

BALANCE — December 31, 2004	—	—	522,561	(88,545)	125,625,562	(230,369)	(95,755,096)	30,074,113

Comprehensive income:
Net income							15,680,691	15,680,691
Foreign currency translation adjustment						(286,915)		(286,915)
Change in unrealized gain on investments						(89,577)		(89,577)

Total comprehensive income								15,304,199
Tax benefit associated with exercise of stock options					561,476			561,476
Common stock issued upon exercise of options			4,610		828,510			833,120
Stock repurchased				(5,203)	(682,062)		(1,815,821)	(2,503,086)

BALANCE — December 31, 2005	—	—	527,171	(93,748)	126,333,486	(606,861)	(81,890,226)	44,269,822
Comprehensive income:
Net income							16,020,932	16,020,932
Foreign currency translation adjustment						(90,218)		(90,218)
Change in unrealized loss on investments						188,894		188,894

Total comprehensive income								16,119,608
Tax benefit associated with exercise of stock options					1,236,069			1,236,069
Stock based compensation					3,635,149			3,635,149
Common stock issued upon exercise of options			1,424		253,257			254,681
Stock repurchased				(9,546)	(693,040)		(8,315,208)	(9,017,794)

BALANCE — December 31, 2006	$—	$—	$528,595	$(103,294)	$130,764,921	$(508,185)	$(74,184,502)	$56,497,535

See notes to consolidated financial statements.

RISKMETRICS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006

	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,882,433	$15,680,691	$16,020,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	5,170,259	3,551,288	4,081,310
Amortization of intangible assets	1,078,444	2,712,762	769,906
Impairment of goodwill	—	361,264	—
Stock-based compensation	2,582,423	—	3,635,149
Tax benefit associated with exercise of stock options	49,752	561,476	(1,236,069)
Loss on disposal of property and equipment	1,659,351	1,577,363	15,335
Decrease (increase) in deferred tax benefit	(1,683,615)	(371,523)	811,616
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(4,554,478)	(4,797,889)	3,869,706
Increase in other receivables and prepaid expenses	(428,234)	(339,760)	(1,170,752)
Increase in other assets	(408)	(77,927)	(419,460)
Increase in deferred revenue	14,673,483	7,747,875	5,098,122
(Decrease) increase in deferred rent	(24,918)	894,492	(157,412)
(Increase) decrease in income taxes receivable	1,301,587	(1,717,215)	531,657
Increase in trade accounts payable	197,999	843,273	1,771,081
Increase in other accrued expenses	1,211,221	3,408,705	2,460,798

Net cash provided by operating activities	31,115,299	30,034,875	36,081,919

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,236,741)	(6,217,097)	(3,724,295)
Acquisitions	(200,000)	—	—
Purchase of investments	(89,046,870)	(86,466,014)	(70,755,131)
Proceeds from sale of investments	66,648,674	63,534,082	72,169,237

Net cash used in investing activities	(26,834,937)	(29,149,029)	(2,310,189)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	121,993,003	—	—
Costs associated with issuance of common stock	(727,493)	—	—
Excess tax benefit associated with exercise of stock options	—	—	1,236,069
Proceeds from exercise of stock options	1,857,437	833,120	254,681
Repurchase of stock	(123,085,829)	(2,503,086)	(9,017,794)

Net cash (used in) provided by financing activities	37,118	(1,669,966)	(7,527,044)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	89,716	(291,426)	102,428
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,407,196	(1,075,546)	26,347,114
CASH AND CASH EQUIVALENTS — Beginning of year	7,634,424	12,041,620	10,966,074

CASH AND CASH EQUIVALENTS — End of year	$12,041,620	$10,966,074	$37,313,188

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—	$—

Cash paid for taxes	$161,500	$10,136,316	$8,236,225

See notes to consolidated financial statements.

RISKMETRICS GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006

1.     BUSINESS DESCRIPTION

  RiskMetrics Group, Inc. (the "Company"), incorporated in Delaware, is a leading provider of multi-asset, position-based risk and wealth management products and services. The Company's products and services enable its clients to provide greater transparency to their internal and external constituencies, satisfy regulatory and reporting requirements and make more informed investment decisions.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation and Basis of Presentation — The consolidated financial statements include the accounts of the Company and its wholly owned-subsidiaries, RiskMetrics (UK) Limited, RiskMetrics (Singapore) Pte Ltd, RiskMetrics Group, KK (Japan), and Arrakis, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

  Management Estimates and Assumptions — The preparation of consolidated financial statements in conformity with accounting principles generally accepted within the United States of America require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Stock Split — In May 2007, the Company completed a 2.5 to 1 stock split. All share amounts reflected herein have been adjusted to reflect the impact of such split.

  Foreign Currency Translation — Assets and liabilities of foreign entities have been translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations of foreign entities are translated using the exchange rates prevailing throughout the year. Local currencies are considered the functional currencies of the Company's foreign operating entities. Assets and liabilities are translated using end of period exchange rates; revenues, expenses, and cash flows are translated using average rates of exchange. These currency translation effects are accumulated as part of the other comprehensive loss account in the stockholders' equity section of the balance sheet. Gains and losses from foreign currency transactions are included in the consolidated statements of income. Translation gains and losses related to long-term and permanently invested intercompany balances are recorded in accumulated other comprehensive income. The Company does not engage in foreign currency hedging or other derivative financial instruments.

  Cash and Cash Equivalents — The Company considers all highly liquid securities with original maturities of three months or less when purchased to be cash equivalents.

  Investments — The Company classifies all of its short-term investments as "available-for-sale" and has reported the portfolio at fair value, with net unrealized gains and losses included as part of the other comprehensive loss account in the stockholders' equity section of the balance sheet. Gross realized gains and losses are calculated based upon the specific cost of the investments sold and are recognized in other income in the consolidated statements of income.

  Management periodically reviews securities in its portfolio to determine whether any have become other-than-temporarily impaired. Securities are screened to identify those whose market value has declined, as measured against criteria established by the Company. The Company considers relevant facts and circumstances surrounding individual securities, such as:

    •
    Evidence that would justify immediate impairment, such as bankruptcy, fraud, environmental disaster, etc.

    •
    The financial condition and near-term prospects of the issuing entity

    •
    The likelihood that it will take more than one year to recover the decline in the value

    •
    The ability of the Company to hold securities for a period of time sufficient to allow for recovery in fair value

  Based on assessment, management has concluded that none of the investments have been other than temporarily impaired

  Other Receivables and Prepaid Expenses — Other receivables and prepaid expenses consist principally of prepaid operating and administrative expenses. These amounts are expected to be discharged within one year.

  Property and Equipment and Related Depreciation and Amortization — Property and equipment are stated at cost at the date of acquisition. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the life of the asset or the term of the related lease. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred.

  Comprehensive Income — Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. The components of other comprehensive loss consist of foreign currency translation adjustments and unrealized gains and losses on investments classified as available-for-sale.

  The following table is a reconciliation of the Company's net income to comprehensive income for the years ended December 31, 2004, 2005, and 2006, respectively:

	2004	2005	2006
Net Income	$9,882,433	$15,680,691	$16,020,932
Other Comprehensive Income:
Change in unrealized loss on investments	(39,601)	(89,577)	188,894
Foreign currency translation	45,441	(286,915)	(90,218)

Comprehensive income	$9,888,273	$15,304,199	$16,119,608

  Revenue Recognition — The majority of the Company's revenues are generated from contracted annual subscriptions, for which the Company receives licensing fees from clients who utilize the Company's products and services. Revenues are recognized on a straight-line basis over the term of the licensed service subscription, which is typically one to three years.

  Subscription revenue is recognized in accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, since the Company provides its application as a service. Ongoing customer support and the right to unspecified upgrades in analytics, on a when-and-if needed basis are included as part of the subscription and are not separate components in the contract. The Company also recognizes revenue on software sales in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

  Revenue is recognized when all of the following conditions are met:

    •
    There is persuasive evidence of an arrangement;

    •
    the service has been provided to the customer;

    •
    the collection of the fees is reasonably assured; and

    •
    the amount of fees to be paid by the customer are fixed or determinable.

  In situations where contracts include client acceptance provisions, the Company does not recognize revenue until such time as the client has confirmed its acceptance. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Some of the Company's subscription contracts include automatic renewal provisions under existing contract terms. These amounts are accumulated in unbilled receivables until invoiced. Reserves for possible losses on subscription services, if any, are recognized when determined.

  Deferred Revenue — Deferred revenue primarily consists of payments received in advance of revenue recognition from the Company's subscription service described above and is recognized as revenue recognition criteria are met. The Company generally invoices its customers in annual or quarterly installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements.

  Fair Value of Financial Instruments — The carrying value of the Company's short-term instruments, including cash, accounts receivable, short-term investments, accounts payable and accrued expenses approximates their fair value due to the short-term nature of these items.

  Concentration of Risk — The Company's customers are primarily commercial organizations headquartered in the United States, Europe, and Asia.

  Accounts receivable are generally unsecured. Accounts receivable are due in accordance with payment terms included in contracts negotiated with customers. Amounts due from customers are stated net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contracted payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts are past due, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they are deemed uncollectible.

  During the years ended December 31, 2004, 2005, and 2006, one customer comprised 18.1%, 13.9%, 4.0% and of revenues, respectively.

  Treasury Stock — The Company accounts for treasury stock under the par value method. The excess of the repurchase price over cost is charged to accumulated deficit, with the difference charged to treasury stock, at par, and additional paid-in capital.

  Cost of Revenues — Cost of revenues is comprised of all direct costs associated with the production of revenues including compensation and compensation related costs, employee benefit expenses, employee hiring costs, third-party contract services related to production of revenues, an allocation of occupancy and telecommunication costs which is determined on a head-count basis, web hosting expense and data.

  Research and Development — Research and development expenditures are charged to operations as incurred and include costs related to application, infrastructure, analytics, and database and product development. Costs in this area consist primarily of staff compensation costs and related expenses and consultant expenses.

  Software Development Costs — In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, the Company capitalizes certain software development costs once technological feasibility is established. To date, the establishment of technological feasibility of the Company's products and general release has substantially coincided. As a result, the Company has not capitalized any internal software development costs since costs qualifying for such capitalization have not been significant.

  Depreciation and amortization of property and equipment  — Depreciation and amortization of property and equipment includes depreciation of software, computer and related equipment, furniture and fixtures and telecommunications equipment, which is recorded over the respective useful life of the related asset. Depreciation also includes the amortization of leasehold improvements which are amortized over the shorter of the terms of the lease or the assets' useful life and amortization of capitalized software costs. While both leasehold improvements and capitalized software costs are amortized, they are included in the depreciation line item in order to segregate amortization of intangibles which have been acquired from business acquisitions.

  Amortization of intangible assets — Amortization of intangible assets includes the amortization of definite life intangibles such as acquired technology, contracts, customer relationships, certain trade names, license agreements and non-compete agreements acquired during business acquisitions and are amortized over their estimated useful lives.

  Income Taxes — The Company follows SFAS No. 109, Accounting for Income Taxes. The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. To the extent needed, the Company records valuation allowances against its deferred tax assets, if it determines it is not more likely than not that the assets will be utilized in the future.

  Accounting for Stock-Based Compensation — The Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment,("SFAS 123(R)") as of January 1, 2006. The new pronouncement replaces the existing requirements under SFAS No. 123, Accounting for Stock-Based Compensation and Accounting Principles Board Opinion 25, Accounting for Stock-based Compensation to Employees ("APB 25"). According to SFAS 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of income. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB 25, and generally would require that such transactions be accounted for using a fair-value method. For privately held companies, the Financial Accounting Standards Board ("FASB") has determined that SFAS 123(R) is effective for awards and stock options granted, modified or settled in cash in interim or annual period beginning after December 15, 2005. The Company adopted SFAS 123(R) utilizing the modified prospective transition method which would necessitate the Company to recognize compensation cost for the fair value of new awards granted, modified or settled after the effective date of SFAS 123(R). In addition, the measurement of compensation cost for awards that are not fully vested as of the effective date of the SFAS 123(R) would be based on the same estimate that the Company used to previously value its grants under SFAS 123.

  Under SFAS 123(R), stock-based compensation expense is measured at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the award's vesting period. The Company measures the fair value of stock options on the date of grant using a Black-Scholes option-pricing model.

  Determining the fair value of stock options required the Company to make several estimates, including the volatility of its stock price, the expected life of the option, and interest rates. Since the Company is not currently a publicly traded company, the Company has limited historical information on the price of its stock as well as employees' stock option exercise behavior. Because of this limitation, the Company cannot rely on its historical experience alone to develop assumptions for stock price volatility and the expected life of its options. The Company estimated stock-price volatility with reference to a peer group of companies. Determining the companies to include in this peer group involves judgment. The use of different assumptions in the Black-Scholes model would result in different amounts of stock-based compensation expense. The expected life of the options is based on internal studies of historical experience and projected exercise behavior of employees based on the Company's future prospects. The Company utilizes a risk-free interest rate, which is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the options. The Company has not and does not expect to pay dividends on its common shares.

  Under SFAS 123(R), the Company is required to estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances. The adoption of SFAS 123(R) did not have an impact on the Company's consolidated financial statements for the year ended December 31, 2006.

  Prior to the adoption of SFAS 123(R), the Company recognized compensation for unvested awards under the graded vesting method, and the Company will continue to do so in all grants made prior to January 1, 2006. For all grants made subsequent to January 1, 2006, the Company will recognize compensation cost under the straight-line method.

  Prior to the adoption of SFAS 123(R), the Company accounted for its employee stock-based transactions under APB 25 and followed the disclosure provisions of SFAS No. 148, Accounting for Stock-based Compensation-Transition and Disclosure. The following table illustrates the effect on net income had the Company applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation prior to the adoption of SFAS No. 123(R):

	2004	2005
Net income, as reported	$9,882,433	$15,680,691
Add: stock-based compensation expense, net of tax effect, included in reported net income	2,275,115	—
Deduct: total stock-based compensation expense, net of tax effect, determined under fair value based method for all awards	(4,500,212)	(1,864,770)

Pro forma net income	$7,657,336	$13,815,921

  The actual income tax benefit recorded relating to the exercise of stock options was $1,236,069 for the year ended December 31, 2006 and is classified as a financing cash inflow in the Company's Consolidated Statement of Cash Flows. Prior to the adoption of SFAS 123(R), the Company presented all tax benefits related to stock based compensation as operating cash inflow. The actual income tax benefit recorded relating to the exercise of stock options was $49,752 and $561,476 for the years ended December 31, 2004 and 2005, respectively.

  Goodwill and Intangibles — Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. The Company follows SFAS No. 142, Goodwill and Other Intangible Assets, under which goodwill is no longer amortized. Instead, goodwill is evaluated for impairment using a two-step process that is performed at least annually on October 1 of each year, or whenever events or circumstances indicate that impairment may have occurred. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, a second test is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of the goodwill is greater that the implied value, an impairment loss is recognized for the difference. The implied value of the goodwill is determined as of the test date by performing a purchase price allocation, as if the reporting unit had just been acquired, using currently estimated fair values of the individual assets and liabilities of the reporting unit, together with an estimate of the fair value of the reporting unit taken as a whole. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flow.

  Intangible assets, including contracts and technology, are amortized using a method which reflects the pattern in which the economic benefits of the related intangible asset are consumed or used up. Upon the adoption of SFAS 142, intangible assets deemed to have indefinite useful lives, such as trade names, are not amortized and are subject to annual impairment tests or whenever events or circumstances indicate impairment may have occurred. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

  Impairment of Long-Lived Assets — The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets of the Company (other than deferred tax assets) including equipment, software development and leasehold improvement, trademarks, and furniture and fixtures are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

  Effects of Recently Issued Accounting Standards — In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 provides, among other things, that (i) for embedded derivatives which would otherwise be required to be bifurcated from their host contracts and accounted for at fair value in accordance with SFAS 133, an entity may make an irrevocable election, on an instrument-by-instrument basis, to measure the hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings and (ii) concentrations of credit risk in the form of subordination are not considered embedded derivatives. SFAS 155 is effective for all financial instruments acquired, issued, or subject to remeasurement after January 1, 2007. The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

  In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transitions. The Company will adopt FIN 48 as of January 1, 2007 and is currently evaluating the impact that adopting FIN 48 will have on its consolidated financial statements.

  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company beginning after January 1, 2008. The Company has not completed its assessment of the impact of SFAS 157 on its financial statements following adoption.

  In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Accounting principles generally accepted within the United States have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of asset and liabilities.

  SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of these assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 159 on its consolidated financial statements.

  In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulleting No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality in light of quantitative and qualitative factors. SAB 108 is effective for fiscal years ending on or after November 15, 2006. Since the Company does not have any unrecognized prior years or current year misstatements SAB 108 had no impact with the Company.

3.     INVESTMENTS

  Investments as of December 31, 2005 and 2006 consisted of the following:

			Gross Unrealized Holding
2005	Market Value
		Cost	Gains	Losses
Fixed income mutual funds	$4,444,807	$4,609,083	$—	$(164,276)
Auction securities	13,300,000	13,300,000	—	—
Corporate bonds	2,476,016	2,505,023	—	(29,007)
Municipal bonds	49,075,000	49,075,000	—	—

	$69,295,823	$69,489,106	$—	$(193,283)

			Gross Unrealized Holding
2006	Market Value
		Cost	Gains	Losses
Fixed income mutual funds	$—	$—	$—	$—
Auction securities	26,800,000	26,800,000	—	—
Corporate bonds	745,611	750,000	—	(4,389)
Municipal bonds	40,525,000	40,525,000	—	—

	$68,070,611	$68,075,000	$—	$(4,389)

  For the years ended December 31, 2004, 2005, and 2006, the Company recognized long-term losses on investments of $74,854, $0, and $178,705, respectively and short-term losses on investments of $3,470, $0, and $0, respectively which are included within interest, dividend and investment income on the statement of income. No long-term or short-term gains on investments occurred in either 2004, 2005, or 2006. The net unrealized holding loss on investments, reported as a component of other comprehensive loss in the stockholders' equity section of the balance sheet, was a loss of $103,706, $193,283 and $4,389 at December 31, 2004, 2005 and 2006, respectively.

RISKMETRICS GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006

4.     PROPERTY AND EQUIPMENT

  Property and equipment as of December 31, 2005 and 2006 consist of the following:

	Estimated Useful Life	2005	2006
Cost:
Hardware	3 years	$9,300,626	$12,232,462
Software	4 years	3,657,344	4,048,422
Telecommunications equipment	5 years	554,344	555,638
Furniture and fixtures	7 years	584,887	752,024
Leasehold improvements	Shorter of the term of the lease or life of the asset	3,037,401	3,365,644

		17,134,602	20,954,190
Less accumulated depreciation and amortization		(8,779,417)	(12,906,917)

Property and equipment — net		$8,355,185	$8,047,273

  Depreciation expense recorded for the years ended December 31, 2004, 2005, and 2006 was $3,995,356, $3,194,676 and $3,646,725, respectively. Amortization expense of leasehold improvements for the years ended December 31, 2004, 2005 and 2006 was $1,174,903, $356,612 and $434,585, respectively.

  During 2004, a lease for one of the Company's offices expired and the Company entered into a lease and moved to a new space. In relation to this move, the Company disposed of certain hardware and furniture that had become obsolete. This resulted in a loss on disposal of approximately $1.5 million. Throughout 2004, certain other assets were disposed of which resulted in losses of approximately $160 thousand.

  In 2004, as part of its ongoing evaluation of fixed assets, the Company changed the estimated useful life of its hardware from five years to three years. This resulted in additional depreciation expense of $1.2 million in 2004.

  During 2005, leases for two of the Company's offices were terminated and the Company relocated and entered into new leases. In relation to these moves, the remaining value of leasehold improvements from the terminated offices was written off and the Company disposed of certain hardware and furniture that had become obsolete. The assets written off had an original cost of $5.7 million and this resulted in loss on disposal of approximately $1.6 million.

5.     INTANGIBLE ASSETS AND GOODWILL

  Intangible assets as of December 31, 2005 and 2006 consist of the following:

		2005			2006
	Useful Lives	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Technology	3 yrs.	$2,397,052	$(2,028,865)	$368,187	$2,397,052	$(2,397,052)	$—
Contracts	3 yrs.	2,822,892	(2,421,173)	401,719	2,822,892	(2,822,892)	—

Total		$5,219,944	$(4,450,038)	$769,906	$5,219,944	$(5,219,944)	$—

  Amortization expense of intangibles assets for the years ended December 31, 2004, 2005, and 2006, was $1,078,444, $2,712,762, and $769,906, respectively, and is included in amortization on the consolidated statements of income.

  Pursuant to an acquisition of JP Morgan Advisory, Inc. on March 31, 2003, the Company agreed to provide wealth management services to JP Morgan Chase under a 3-year MSPA, which contained a renewal for an additional 2-year period. The fair value of the service provider agreement was determined by management based on internal analysis, which was reviewed by an independent appraiser, was $2.8 million, with an estimated useful life of five years. During February 2005, the Company was notified that a 3-year Master Service Provider Agreement that was executed as part of the acquisition of JP Morgan Advisory, Inc. on March 31, 2003, would not be renewed upon its termination date of March 31, 2006. The contract was subsequently extended through April, 30 2006. Based upon the revised downward revenue forecast, and no intention to attract other customers or derive cash flows from assets acquired, the Company determined that the carrying value of goodwill was impaired and wrote off the goodwill of $361,264. As a result, beginning in March 2005, the Company accelerated the amortization of the agreement to fully amortize the intangible asset relating to contracts over its remaining useful life through March 2006. As part of the same acquisition, the Company acquired technology necessary to deliver services set forth under the MSPA. The fair value of the related technology, which was determined by management with support from an independent appraiser, was $2.2 million, with an estimated useful life of 7 years. The use of this technology was not redeployed by the Company in any other lines of business and was limited to delivering services under the MSPA. Accordingly, the Company also accelerated the amortization of the technology to amortize this intangible over its remaining useful life through April 2006. The impact of the revised useful lives of these two intangible assets resulted in an increase in amortization expense and a decrease in net income of approximately $1.8 million for the year ended December 31, 2005.

6.     ACCRUED EXPENSES

  Accrued expenses as of December 31, 2005 and 2006 consist of the following:

	2005	2006
Accrued compensation and related tax	$12,005,784	$15,336,021
Accrued data expense	742,918	861,241
Accrued travel and entertainment	127,897	155,658
Accrued professional fees	250,225	191,280
Current portion of deferred rent	216,484	222,771
Other accrued expenses	1,752,430	1,028,187

	$15,095,738	$17,795,158

7.     GEOGRAPHIC INFORMATION

  The following table summarizes revenue for the years ended December 31, 2004, 2005, and 2006 on a percentage basis by geographic region, based on the country in which the customer is located:

	2004	2005	2006
Americas	62%	59%	52%
EMEA (Europe, Middle East and Africa)	28	32	39
Asia	10	9	9

	100%	100%	100%

  The Company operates in one reportable segment, Risk. Risk provides financial risk management expertise to the financial community through research, analytics, data and other products and services. Products and services offered at Risk generally have similar economic characteristics and are of similar product nature for the most part. Wealth Management, a small product line within Risk, is the only one that is dissimilar to the other financial risk management software products made by the Company in that Wealth Management involves significant customization and targets at the retail industry. Nevertheless, Wealth Management is an integral part of Risk. Management has always evaluated business performance of Risk as a whole, and intends to continue to do so in the future. Given the current business and financial information available about Risk (including Wealth Management) for the chief operating decision maker to evaluate business performance and allocate resources, and the way the business is managed, information about all Risk products and services is disclosed altogether as a separate, reportable segment. Long-lived assets outside the United States are not significant.

8.     INCOME TAXES

  The components of the tax (benefit) provision for the years ended December 31, 2004, 2005, and 2006 are as follows:

	2004	2005	2006
Federal:
Current	$(301,227)	$4,965,934	$4,976,392
Deferred	(1,487,751)	284,480	341,316

	(1,788,978)	5,250,414	5,317,708

State:
Current	936,477	2,673,269	1,856,851
Deferred	(195,865)	(402,613)	128,196

	740,612	2,270,656	1,985,047

Foreign:
Current	—	119,751	959,088
Deferred	—	(1,050)	(61,898)

	—	118,701	897,190

Total	$(1,048,366)	$7,639,771	$8,199,945

  Deferred tax assets (liabilities) as of December 31, 2005 and 2006 consist of the following:

	2005	2006
Current:
Accounts receivable	$132,716	$111,479
Prepaid expenses	(82,247)	(14,095)
Domestic production activity deduction	—	(18,573)

Net current deferred tax asset	50,469	78,811

Long-term:
Intangibles	164,600	—
Property and equipment	984,366	(275,689)
Deferred rent	562,059	485,296
Deferred revenue	293,644	349,494
Capital loss	—	75,388
Stock option deduction	—	533,420

Net long-term deferred tax asset	2,004,669	1,167,909

Net deferred tax asset	$2,055,138	$1,246,720

  The expected tax benefit calculated at the statutory federal rate differs from the actual (benefit) provision for the years ended December 31, 2004, 2005, and 2006 is as follows:

	2004	2005	2006
Tax provision, at U.S. Federal statutory tax rate	$3,003,583	$7,928,957	$8,477,307
State and local income taxes, net of U.S. federal benefit	488,804	1,498,633	1,290,281
Meals and entertainment	97,288	49,152	71,071
Nontaxable interest and dividends	—	(173,674)	(732,619)
Non-deductible stock option expense under SFAS 123(R)	—	—	831,933
AMT credit	(109,127)	—	—
Foreign tax credit	(725,439)	(296,608)	(88,440)
Research and development credit	(1,781,798)	(450,000)	(685,104)
State and local credits	—	—	(370,000)
U.K. unrealized translation gain	—	328,964	(236,948)
Rate differential on foreign earnings	—	(112,394)	(102,433)
Section 199 deduction	—	—	(398,384)
Other	(33,156)	(52,660)	143,281
Change in valuation allowance	(1,988,521)	(1,080,599)	—

Net tax provision (benefit)	$(1,048,366)	$7,639,771	$8,199,945

  At December 31, 2004, the Company recorded a valuation allowance of approximately $1,081,000 against net deferred tax assets since the Company could not be assured, that more likely than not, such amounts would be realized. The Company also had foreign net operating losses of approximately $3,632,000, which were available for carryforward indefinitely and business credit carryforwards of approximately $831,000 available through 2024 at December 31, 2004. In 2004, the Company was able to utilize approximately $2 million of net operating losses and thus reduced its valuation allowance by such amount in 2004.

  In 2005, the Company was able to utilize all net operating loss and business credit carryforwards. As a result, no such carryforwards remained as of December 31, 2005. As a result, the valuation allowance against such carryforwards has been eliminated as of December 31, 2005.

9.     COMMITMENTS AND CONTINGENCIES

  The Company is committed to unrelated parties for the rental of office space under operating leases. Minimum annual lease payments with respect to the leases are as follows:

Years Ending December 31,
2007	$2,089,992
2008	1,866,789
2009	1,647,152
2010	1,286,474
2011	950,312
Thereafter	581,850

Total	$8,422,569

  On March 16, 2005, the Company and the landlord of its primary operating facility agreed to an early termination of the existing lease agreement. As a result, the Company paid the landlord $1,650,000. Under the terms of the Company's lease for its primary operating facility, it was not obligated to pay rent for two years from January 1, 1999 to December 31, 2000. The free rent period resulted in a deferred rent payable balance of $440,578 at the date of the early termination of the lease. The net of $1,209,422 has been recorded as additional rent expense at the date of the early termination.

  On March 1, 2005, the Company entered into a new lease for its primary operating facility that expires in August 2012. Under the terms of this lease, the Company was not obligated to pay rent for a period of six months and was paid a sum of $1,034,400 as an inducement to sign the lease. These two factors resulted in a deferred rent balance of $1,332,296 and $1,131,194 as of December 31, 2005 and 2006, respectively, of which the current portion of $201,102 is included within accrued expenses on the accompanying consolidated balance sheet for both years. As of December 31, 2005 and 2006, the deferred rent balance from all other locations was $15,382 and $62,752, respectively, of which $15,382 and $21,669, respectively, was current. Such deferred rent balance will be recognized as additional rent expense over the life of the lease.

  Rent expense on leases was $2,366,244, $4,199,217 and $1,804,923 for the years ended December 31, 2004, 2005 and 2006, respectively. The Company had collateralized its obligations to a lessor by pledging $347,834 and $425,937 in cash deposits classified as deposits on the accompanying consolidated balance sheets as of December 31, 2005 and 2006, respectively.

  Data Agreements — In 1998, the Company entered into a data licensing agreement with Reuters America, Inc. ("Reuters"), whereby, it received a perpetual license to use and/or modify the Reuters data content for its own internal use. In consideration of this license, the Company was obligated to pay to Reuters a sum equal to 25% of its revenue over $50,000,000 in respect of the RMG Data Service (as defined in the agreement) in any year (or pro rata per part year) it achieved such amount. In accordance with the provisions of the licensing agreement, the Company did not pay a licensing fee for data for the year ended December 31, 2004.

  On January 6, 2004, the Company and Reuters agreed that in exchange for the current data license which gave the Company unrestricted use of most of Reuters data for both internal use and redistribution at no cost to the Company, it would replace it with an arms-length, negotiated, commercial data license with data rates comparable to that which the Company currently pays to unrelated parties. In addition, Reuters returned to the Company 7,812,500 shares of the Company's Senior Convertible Preferred Stock, Series A-2, par value $.01. Simultaneously with the return of shares, the Company entered into a Master Services Agreement ("MSA") with Reuters. The MSA is for a term of 36 months from the date signed, with automatic annual renewals unless either party gives cancellation notice within one year of expiration. The Company signed order forms aggregating to fees of approximately $1.75 million per year for each of the three years in the MSA term. Under the MSA and order forms, Reuters will provide technology, infrastructure, datasets, and the associated internal usage and redistribution rights for the entire spectrum of data and technology offered by Reuters. In January 2007, the Company reached an agreement with Reuters to extend this arrangement until December 31, 2009.

  Since Reuters was a shareholder of the Company, the Company has accounted for these transactions with Reuters as a treasury stock transaction. A value of $2.5 million has been estimated by the Company as the present value of the future costs associated with the MSA. Such amount, net of related tax of $997,828, has been recorded as a component of stockholders' equity.

  In addition, the Company has entered into agreements with other vendors to supply the Company with data, which have terms that extend through 2010. The aggregate minimum payments with respect to these data agreements as of December 31, 2006, are as follows:

Years Ending December 31,
2007	$6,181,273
2008	3,562,086
2009	2,985,937
2010	780,000

Total	$13,509,296

  Contingencies — The Company has no lawsuits against it nor has the Company initiated any against any others. It is believed that any potential liability arising from unknown actions or claims will not have a material adverse effect on the Company's consolidated results of operations, financial condition, or liquidity.

10.   STOCKHOLDERS' EQUITY

  The authorized capital stock of the Company consists of 87,500,000 shares of common stock, which have a stated par value of $.01 per share. Prior to June 2004, the Company also had authorized 42,500,000 shares of senior convertible preferred stock and 7,500,000 shares of junior convertible preferred stock, each with a stated par value of $.01 per share. Each series of preferred stock maintained certain preferential voting rights unique to its series or class and not shared by common stockholders, including, but not limited to, the right of appointing board designees and approving certain extraordinary corporate transactions. In addition, preferred stockholders maintained customary preemptive rights and antidilution protection.

RISKMETRICS GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006

  The senior convertible preferred had a priority claim to the junior convertible preferred in the event of a liquidation event. They also had certain priority rights to purchase new and existing stock. There are no rights to any dividends by any class of stock.

  The senior convertible preferred stock and junior convertible preferred stock were convertible at the option of the holder, in whole or in part, at any time after the date of issuance into common stock by dividing the original price in effect at issuance by the Conversion Price. The Conversion Price per share was the original convertible preferred stock issue price, subject to adjustment in the event of certain diluting issues as further described in the agreement relating to the purchase of the senior and junior convertible preferred stock.

  Effective in 2000, the Company began repurchasing shares of its common stock from employees and holds these repurchased shares as treasury stock. During 2005, 555,455 shares were repurchased for a total cost of $2,503,086, and during 2006, 1,432,610 shares were repurchased for a total cost of $9,017,794, which is included in stockholders' equity on the consolidated balance sheets.

  On June 14, 2004, the Company raised $121,993,003 in a private placement through the sale of 32,531,467 shares of common stock, for a purchase price of $3.75 per share, to a primarily new investor group. As a result of the private placement, the new investor group now controls three out of seven of the Company's board of director seats. Immediately following the closing of the private placement, the Company repurchased 6,593,968 shares of issued and outstanding shares of common stock, 4,650,000 shares of junior convertible preferred stock, and 21,287,500 shares of senior convertible preferred stock for an aggregate of $121,993,003. Through the ordinary course of business and the repurchase that occurred subsequent to the private placement, the Company repurchased shares and options for a combined total cost of $123,208,164 of which $123,085,829 is included in stockholders' equity on the balance sheet, with the difference of $122,335, a component of stock compensation expense. In addition, two holders of senior convertible preferred stock exchanged their 18,000 shares held for an equivalent number of common shares. As a result of and immediately following the consummation of the private placement and buyback, the Company has only one class of capital stock issued and outstanding, its common stock.

  Included in the 2004 common stock repurchase noted above, 1,151,055 shares were obtained by employees through an exercise of options they owned. Since the shares were not held for at least six months, the Company recorded a compensation charge of $2,582,423 which represents the difference between the $3.75 fair value of the shares and the amount received from the employee immediately prior to the repurchase.

11.   STOCK OPTION PLANS

  During 2000, the Company's Board of Directors adopted a Stock Option Plan (the "2000 Plan") that provided for the grant of options to employees, consultants, and non-employee directors to purchase common stock, which vest over a one to four year period and have a ten-year contractual term. The maximum number of shares of the Company's common stock available for issuance under the 2000 Plan was 12,500,000 and no more than 4,000,000 shares were allowed to be issued in any calendar year. Subsequent to the 2004 private placement, the Company retired the 2000 Plan and adopted a new option plan (the "2004 Plan"). As of December 31, 2005 and 2006, respectively, 7,660,145 and 7,003,978 of options issued under the 2000 Plan remain outstanding.

  The 2004 Plan provides for the grant of options to employees, consultants, and non-employee directors to purchase common stock, which vest over a three to four year period and have a ten-year contractual term. To satisfy options granted under the Plan, the Company may make common stock available from authorized but unissued shares or shares held in treasury by the Company. The maximum number of shares of the Company's common stock available for issuance under the 2004 Plan is 7,500,000. Shares available for future grants under the 2004 Plan totaled 3,865,000 and 2,468,750 as of December 31, 2005 and 2006, respectively.

  Summarized information relative to the Company's stock option plans is as follows:

	Number of Shares	Weighted- Average Exercise Price
Outstanding — January 1, 2004	10,352,837	$1.91
Granted	1,521,250	4.28
Exercised	(1,229,258)	1.51
Forfeited	(900,715)	2.02

Outstanding — December 31, 2004	9,744,114	2.32
Granted	2,423,750	6.45
Exercised	(460,950)	1.81
Forfeited	(411,813)	3.00

Outstanding — December 31, 2005	11,295,101	3.20
Granted	1,530,625	12.98
Exercised	(142,390)	1.79
Forfeited	(648,144)	2.69

Outstanding — December 31, 2006	12,035,192	$4.49

  The Company's stock options outstanding at December 31, 2006 were as follows:

	Outstanding Options			Options Exercisable
Exercise Prices	Number of Options	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$1.20	1,196,699	4.07	$1.20	1,196,699	$1.20
2.00	3,691,531	5.79	2.00	3,587,787	2.00
2.40	2,115,748	7.01	2.40	1,805,960	2.40
3.75	375,000	7.76	3.75	211,461	3.75
4.80	1,374,373	8.04	4.80	551,564	4.80
6.00	332,500	8.59	6.00	90,940	6.00
7.20	1,854,986	9.08	7.20	358,034	7.20
15.29	1,094,355	10.00	15.29	—	15.29

	12,035,192	7.12	$4.49	7,802,445	$2.50

  The derived fair value of the common shares underlying the options was determined based on an internal valuation prepared by management, with the appropriate level of competency, and reviewed by the Board of Directors, using generally accepted valuation methodologies. Management applied the guideline companies approach which incorporates certain assumptions, including multiples of EBITDA and the market performance of comparable listed companies, as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The Company has granted options to employees at the estimated fair value without ascribing any discount.

  As of December 31, 2005 and 2006, 6,436,053 and 7,802,450 of the outstanding options are vested and exercisable at the weighted-average exercisable price of $2.03 and $2.50, respectively. Of the unvested options as of December 31, 2006, 3,809,522 are expected to vest in the future.

  The fair value of stock options at date of grant was estimated using the Black-Scholes option-pricing model utilizing the following weighted-average assumptions:

	Year Ended December 31,
	2004	2005	2006
Risk-free interest rate	4.8%	4.4%	4.7%
Expected term (in years)	5.0	5.0	5.0
Expected stock price volatility	35%	31%	31%
Expected dividend yield	None	None	None

  Expected volatilities are based on certain publicly traded companies that are comparable to the Company. The Company uses as estimated-average turnover for the industry within the valuation model to estimate the expected life of the options. The interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. As required by SFAS 123(R), management made an estimate of expected forfeitures for all unvested awards and is recognizing compensation costs only for those equity awards expected to vest.

  The weighted-average fair value of options granted during the years ended December 31, 2004, 2005 and 2006, was $1.68, $2.30 and $4.72, respectively.

  As of December 31, 2006 there was approximately $8.5 million of unrecognized compensation costs related to non-vested share-based compensation awards granted under the stock option plan. That cost is expected to be recognized over a period of four years. Share-based compensation was $2,582,423, $0 and $3,635,149 for the years ended December 31, 2004, 2005 and 2006 respectively. As a result of the exercise of stock options, the Company generated approximately $50,000, $561,000 and $1,236,000 of tax benefits in 2004, 2005, and 2006, respectively.

12.   EARNINGS PER SHARE

  The Company follows FASB Statement No. 128, Earnings per Share, in calculating earnings per share. Basic earnings per common share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income attributable to common shareholders by a diluted weighted average number of common shares outstanding. Diluted earnings per common share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock, unless they are anti-dilutive.

  In computing earnings per share for the years ended December 31, 2004, 2005 and 2006, the difference between basic and diluted number of shares outstanding is as follows:

	Year Ended December 31,
	2004	2005	2006
Basic number of weighted-average shares outstanding	30,379,564	43,496,221	42,655,069
Effect of dilutive securities —
Employee stock options	3,363,428	4,916,530	5,308,597
Convertible preferred shares	16,070,548	—	—

Diluted number of weighted-average shares outstanding	49,813,540	48,412,751	47,963,666

  Options to purchase 45,219, 145,904 and 1,714,586 common shares during the years ended December 31, 2004, 2005, and 2006, respectively, were anti-dilutive and were therefore excluded from the computation of diluted earnings per share.

13.   RELATED PARTY TRANSACTIONS

  In December 2004, the Company entered into a consulting agreement with one of its directors. The consulting agreement stated that the director would provide certain strategic advice and marketing assistance to the Company in consideration for an annual payment of $125,000. The director was paid $125,000 of cash in for 2004 and accepted options to purchase 31,250 and 18,750 shares at exercise prices per share of $7.20 and $15.29, respectively, in lieu of payment for 2006 and 2007, respectively. The Company recognized the fair value of such options of $125,000 as consulting expense in its statements of operations for the years ended December 31, 2005 and 2006.

  During 2004, the Company provided products and services in the normal course of business to certain customers who were also stockholders of the Company. During the period from January 1, 2004 to June 14, 2004, the Company recognized $8.1 million from such contracts. As of June 14, 2004, the customers ceased to be stockholders of the Company.

  From 2004 to 2006, the Company had sales of its products and services to an entity founded by one of its directors, aggregating $149,000, $230,000 and $266,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

14.   EMPLOYEE BENEFIT PLANS

  The Company sponsors a 401(k) plan and similar plans outside the United States where participants may elect to defer eligible compensation up to governmental limitations. The plans do not include an automatic Company contribution but the Company may contribute profit sharing amounts at its discretion. Expense related to the 401(k) and other plans was approximately $296,000, $781,000 and $680,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

15.   ISS ACQUISITION

  In January 2007, the Company acquired Institutional Shareholder Services Holdings, Inc. ("ISS"), for a purchase price of approximately $542.8 million in an effort to broaden the types of services it could offer its clients. Consideration paid to ISS included approximately $482.7 million in cash, 2,774,351 shares of the Company's common stock with a value of approximately $42.4 million, and 1,396,000 stock options with a value of approximately $16.3 million. ISS provides proxy research, voting recommendations, and governance advisory services to financial institutions and corporations worldwide. ISS analyzes proxy issues, issues research, and provides services in the areas of Taft-Hartley proxy research and voting, social investment proxy research, voting and portfolio screening, global proxy distribution, and securities class action services.

  In conjunction with the purchase of ISS, the Company incurred debt of $425 million. The debt is comprised of a first lien term loan facility and revolving credit facility and a second lien term loan facility:

  The first lien credit facility consists of a $25 million first lien revolving credit facility and a $300 million first lien term loan facility and accumulates interest, at the Company's option of: (a) the LIBOR rate plus a margin of 1.75% to 2.25% depending on the Company's consolidated leverage ratio, or (b) the higher of (i) the Federal Funds Effective Rate plus 0.5% and (ii) Bank of America's "prime rate," plus a margin of 0.75% or 1.25% depending on the Company's consolidated leverage ratio. Amounts paid under the first lien term loan facility may not be re-borrowed. The maturity date for the first lien revolving credit facility and first lien term loan facility is January 2013 and January 2014, respectively.

  The second lien term loan facility is for $125 million and accumulates interest based on, at the Company's option of: (a) the LIBOR rate plus a margin of 5.50%, or (b) the higher of (i) the Federal Funds Effective Rate plus 5.0% and (ii) Bank of America's "prime rate," plus a margin of 4.50%. The maturity date for the second lien term loan facility is July 2014.

  In addition to quarterly interest payments due the credit facilities, the Company is required to repay the principal amounts of the first lien credit facility in quarterly installments of $750,000 starting on June 30, 2007. Furthermore, starting after the fiscal year ending December 31, 2007, the Company is required to make mandatory repayments equal to 50% of each year's excess cash flow, as defined in the first lien credit facility, within five days of delivery of audited financial statements. The Company is required to repay the aggregate principal remaining on the first lien term loan facility and all amounts outstanding under the second lien credit agreement on the maturity date.

  The Company has guaranteed the payment and performance of the credit facilities. The credit agreements includes certain covenants related to the delivery of financial results, maintenance of properties and insurance, consolidated leverage ratio limitations and limitations of capital expenditures.

  In February 2007, the Company entered into two interest-rate swap agreements to reduce interest rate risks and to manage interest expense. By entering into these agreements, the Company changes the fixed/variable interest-rate mix of its debt portfolio. The Company is party to interest-rate swap agreements with an aggregate notional principal amount of $319 million related to its existing debt. The agreements effectively convert floating-rate debt into fixed-rate debt. This reduces the Company's risk of incurring higher interest costs in periods of rising interest rates. The Company is subject to loss if the counterparties to these agreements fail to perform.

16.   SUBSEQUENT EVENTS

  CFRA Acquisition—On August 1, 2007, the Company acquired all outstanding capital stock of CFRA (Center for Financial Research & Analysis) for a purchase price of approximately $63.8 million to increase the range of specialized research products and services that the Company can offer its clients. CFRA is a provider of forensic accounting research, legal/regulatory risk assessment, due diligence, and educational services. The purchase price included approximately $47.1 million of cash (including liquidation of investments held by the Company) and a draw-down on the revolving line of credit for the remainder of the purchase price. CFRA had revenue and net loss of approximately $15.9 million and $0.1 million, respectively, for its last fiscal year ended December 31, 2006.

  Other Matter—Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2006, the Company determined its accounting for the adoption of SFAS No. 123(R) in 2006 and the related change in accounting attributable to estimated forfeitures at grant date rather than as incurred should not have resulted in the recognition of a cumulative effect change in accounting of $229,813 to its income statement, as previously reported. As a result, the Company has corrected its accounting for the adoption of SFAS No. 123(R) in the accompanying 2006 consolidated financial statements. The impact on the 2006 consolidated financial statements of this correction is as follows: (a) net income decreased to $16,020,932 from $16,250,745, (b) accumulated deficit increased to $74,184,502 from $73,954,689, and (c) additional paid-in capital increased to $130,764,921 from 130,535,108. This correction had no impact on total equity, total assets or liabilities, or total cash flows from operating, investing or financing activities.

  In addition, the Company determined that its presentation of the excess tax benefit associated with the exercise of stock options was incorrectly reflected within the statement of cash flows for the year ended December 31, 2006. As a result, the Company corrected its statement of cash flows for this item and for errors in the accounting for the effect of exchange rate changes on cash. The impact of these corrections to the consolidated statements of cash flows is as follows:

	(As Previously Reported)	(As Corrected)
Year ended December 31, 2006:
Net cash provided by operating activities	$37,555,728	$36,081,919
Net cash (used) in investing activities	$(2,563,521)	$(2,310,189)
Net cash (used) in financing activities	$(8,554,875)	$(7,527,044)
Effect of exchange rate changes on cash	$(90,218)	$102,428
Year ended December 31, 2005:
Net cash provided by operating activities	$29,896,508	$30,034,875
Net cash (used) in investing activities	$(29,015,173)	$(29,149,029)
Effect of exchange rate changes on cash	$(286,915)	$(291,426)
Year ended December 31, 2004:
Net cash provided by operating activities	$31,155,537	$31,115,299
Net cash (used) in investing activities	$(26,830,600)	$(26,834,937)
Effect of exchange rate changes on cash	$45,441	$89,716

******

RISKMETRICS GROUP, INC.

SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006

  Schedule II — Valuation and qualifying accounts

	December 31, 2004, 2005 and 2006
Col. A	Col. B	Col. C		Col. D	Col. E
Description	Balance at beginning of the period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of the period
Year Ended December 31, 2004
Allowance for doubtful receivables	$233,000	$21,000	$—	$—	$254,000
Deferred tax asset valuation allowance	2,975,000	(1,894,000)	—	—	1,081,000
Year Ended December 31, 2005
Allowance for doubtful receivables	254,000	64,000	—	—	318,000
Deferred tax asset valuation allowance	1,081,000	(1,081,000)	—	—	—
Year ended December 31, 2006
Allowance for doubtful receivables	318,000	(48,000)	(5,000)	—	265,000
Deferred tax asset valuation allowance	—	—	—	—	—

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Institutional Shareholder Services Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of Institutional Shareholder Services Holdings, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in redeemable preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Institutional Shareholder Services Holdings, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the financial statements, the Company changed its method of accounting for stock-based compensation in 2006 upon adoption of Statement of Financial Accounting Standard No. 123(R), Shared-Based Payment.

/s/ Ernst and Young, LLP McLean, Virginia May 4, 2007

INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$13,984,072	$15,538,410
Restricted cash equivalents	582,734	472,740
Trade accounts receivable, net	21,901,013	30,883,386
Deferred tax assets	773,770	1,404,503
Prepaid expenses and other current assets	676,794	818,141

Total current assets	37,918,383	49,117,180
Property and equipment, net	7,994,516	10,155,586
Intangible assets, net	9,432,953	8,080,351
Goodwill	28,649,850	32,018,788
Deferred tax assets	1,991,024	653,700
Other assets	1,848,851	1,801,596

Total assets	$87,835,577	$101,827,201

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	$2,685,693	$857,193
Accrued expenses	10,494,022	12,470,910
Deferred revenues	35,566,604	44,880,659
Capital lease obligations, current portion	21,247	23,741
Deferred purchase obligation, current portion	—	101,000
Notes payable under credit facility, current portion	520,000	5,200,000

Total current liabilities	49,287,566	63,533,503
Capital lease obligations, less current portion	57,374	33,633
Deferred purchase obligation, less current portion	—	1,090,550
Notes payable under credit facility, less current portion	51,350,000	39,670,000
Deferred rent	1,655,423	1,678,187
Minority interest	519,489	—
Redeemable Convertible Series A Preferred Stock, $0.01 par value; 35,000 shares authorized; 31,656 shares issued and outstanding; aggregate liquidation preference of $33,537,625 and $32,919,303 at December 31, 2006 and 2005, respectively	30,586,062	31,325,680
Stockholders' deficit:
Common stock, $0.01 par value; 55,000 shares authorized; 10,322 shares issued and outstanding at December 31, 2006 and 2005	103	103
Additional paid-in capital	—	722,968
Deferred stock compensation	(351,999)	—
Accumulated other comprehensive loss	(222,850)	(84,802)
Accumulated deficit	(45,045,591)	(36,142,621)

Total stockholders' deficit	(45,620,337)	(35,504,352)

Total liabilities and stockholders' deficit	$87,835,577	$101,827,201

See accompanying notes.

INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31
	2004	2005	2006
Revenues	$66,554,431	$82,972,324	$103,268,886
Operating expenses:
Cost of revenues(1)	27,923,952	30,739,738	39,933,467
Research and development(1)	5,233,830	5,415,852	6,069,536
Sales and marketing(1)	10,954,325	14,537,159	15,728,352
General and administrative(1)	12,696,778	13,758,279	16,677,651
Amortization of intangible assets	2,854,146	1,863,452	2,519,211
Depreciation and amortization of property and equipment	1,394,843	2,056,609	3,578,340

Total operating expenses	61,057,874	68,371,089	84,506,557

Income from operations	5,496,557	14,601,235	18,762,329
Other expense:
Interest expense, net	(529,000)	(1,427,055)	(4,042,000)
Other income	—	—	419,000

Total other expense	(529,000)	(1,427,055)	(3,623,000)

Income before income taxes and minority interest	4,967,557	13,174,180	15,139,329
(Provision) benefit for income taxes	2,135,951	(5,248,294)	(6,236,359)

Net income before minority interest	7,103,508	7,925,886	8,902,970
Minority interest	(254,150)	(495,303)	—

Net income	$6,849,358	$7,430,583	$8,902,970

(1) Includes the following amounts related to stock-based compensation:
Cost of revenues	$—	$107,250	$634,814
Research and development	—	7,750	75,765
Sales and marketing	—	6,250	89,416
General and administrative	—	38,751	1,014,590

	$—	$160,001	$1,814,585

See accompanying notes.

INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

	Redeemable Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital	Deferred Stock Compensation		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	31,656	$29,080,165	7,066	$71	$—	$—	$35,297	$(18,783,822)	$(18,748,454)
Accretion of redeemable convertible preferred stock issuance costs	—	121,297	—	—	(121,297)	—	—	—	(121,297)
Dividends on redeemable convertible preferred stock	—	2,400,000	—	—	(607,906)	—	—	(1,792,094)	(2,400,000)
Dividends paid on redeemable convertible preferred stock	—	(1,796,721)	—	—	—	—	—	—	—
Exercise of outstanding options to purchase common stock	—	—	131	1	130,999	—	—	—	131,000
Tax benefit of nonqualified stock options exercised to purchase common stock	—	—	—	—	86,204	—	—	—	86,204
Deferred compensation related to stock option grants	—	—	—	—	512,000	(512,000)	—	—	—
Net income	—	—	—	—	—	—	—	6,849,358	6,849,358
Foreign currency translation	—	—	—	—	—	—	(21,243)	—	(21,243)

Comprehensive income	—	—	—	—	—	—	—	—	6,828,115

Balance at December 31, 2004	31,656	29,804,741	7,197	72	—	(512,000)	14,054	(13,726,558)	(14,224,432)
Accretion of deferred stock compensation	—	—	—	—	—	160,001	—	—	160,001
Accretion of redeemable convertible preferred stock issuance costs	—	121,297	—	—	(121,297)	—	—	—	(121,297)
Dividends on redeemable convertible preferred stock	—	1,853,467	—	—	(1,243,863)	—	—	(609,604)	(1,853,467)
Dividends paid on redeemable convertible preferred stock	—	(1,193,443)	—	—	—	—	—	—	—
Exercise of outstanding options to purchase common stock	—	—	494	5	1,165,395	—	—	—	1,165,400
Exercise of outstanding warrants to purchase common stock	—	—	2,631	26	3,369	—	—	—	3,395
Tax benefit of nonqualified stock options exercised to purchase common stock	—	—	—	—	196,396	—	—	—	196,396
Special dividend distribution to preferred and common stockholders	—	—	—	—	—	—	—	(38,140,012)	(38,140,012)
Net income	—	—	—	—	—	—	—	7,430,583	7,430,583
Foreign currency translation	—	—	—	—	—	—	(236,904)	—	(236,904)

Comprehensive income	—	—	—	—	—	—	—	—	7,193,679

Balance at December 31, 2005	31,656	30,586,062	10,322	103	—	(351,999)	(222,850)	(45,045,591)	(45,620,337)
Reclassification of deferred stock compensation upon adoption of SFAS No. 123(R)	—	—	—	—	(351,999)	351,999	—	—	—
Accretion of redeemable convertible preferred stock issuance costs	—	121,296	—	—	(121,296)	—	—	—	(121,296)
Dividends on redeemable convertible preferred stock	—	618,322	—	—	(618,322)	—	—	—	(618,322)
Stock-based compensation expense	—	—	—	—	1,814,585	—	—	—	1,814,585
Net income	—	—	—	—	—	—	—	8,902,970	8,902,970
Foreign currency translation	—	—	—	—	—	—	138,048	—	138,048

Comprehensive income	—	—	—	—	—	—	—	—	9,041,018

Balance at December 31, 2006	31,656	$31,325,680	10,322	$103	$722,968	$—	$(84,802)	$(36,142,621)	$(35,504,352)

See accompanying notes.

INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2004	2005	2006
Operating activities
Net income	$6,849,358	$7,430,583	$8,902,970
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,248,989	3,920,061	6,097,551
Amortization of debt issuance costs and discount	184,843	490,273	349,713
Minority interest	262,624	495,303	—
Deferred income taxes	(4,661,924)	1,897,130	706,591
Non-cash stock compensation	—	160,001	1,814,585
Tax benefit from exercise of stock options	86,204	196,396	—
Changes in operating assets and liabilities, net of the effect of acquisitions of businesses:
Trade accounts receivable	(3,853,745)	(3,634,786)	(8,982,373)
Prepaid expenses and other current assets	766,984	433,183	(141,348)
Other assets	(243,498)	(76,003)	(361,041)
Accounts payable	243,140	738,808	(1,828,500)
Accrued expenses	2,665,605	1,900,245	2,532,644
Deferred revenues	6,010,451	3,756,766	9,314,055
Deferred rent	186,803	41,934	(27,290)

Net cash provided by operating activities	12,745,834	17,749,894	18,377,557

Investing activities
Acquisitions of businesses, net of cash acquired	—	(15,527,987)	—
Acquisition of minority interest	—	—	(4,215,166)
Purchases of property and equipment	(2,051,096)	(5,354,902)	(5,479,256)

Net cash used in investing activities	(2,051,096)	(20,882,889)	(9,694,422)

Financing activities
Reduction in restricted cash equivalents	—	219,988	109,994
Repayment of credit facility	(2,000,000)	(17,980,000)	(7,000,000)
Proceeds from credit facility	—	62,000,000	—
Deferred debt issuance costs	—	(1,145,804)	—
Dividends paid to stockholders	(1,796,721)	(39,333,455)	—
Dividend paid to joint venture partner	—	(238,438)	(557,022)
Proceeds from exercise of options and warrants	131,000	1,168,795	—
Payments on capital lease obligations	(40,879)	(12,470)	(21,248)

Net cash (used in) provided by financing activities	(3,706,600)	4,678,616	(7,468,276)

Effect of foreign currency translation on cash and cash equivalents	226,041	(368,917)	339,479
Net increase in cash and cash equivalents	7,214,179	1,176,704	1,554,338
Cash and cash equivalents at beginning of year	5,593,189	12,807,368	13,984,072

Cash and cash equivalents at end of year	$12,807,368	$13,984,072	$15,538,410

Supplemental schedule of cash flow activities
Cash paid for interest	$445,345	$1,262,584	$3,133,724

Cash paid for taxes	$1,844,522	$3,751,337	$4,206,511

See accompanying notes.

INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

1.     Organization

  Institutional Shareholder Services Holdings, Inc. (the "Company"), through its operating subsidiaries, is the leading provider of proxy voting and corporate governance services. The Company provides proxy research, voting recommendations, and governance advisory services to financial institutions and corporations worldwide. With more than 2,400 institutional and corporate clients throughout North America, Europe, Asia, and Australia, the Company analyzes proxy issues, issues research, and provides vote recommendations for more than 35,000 companies across 115 markets worldwide. Additionally, the Company provides services in the areas of Taft-Hartley proxy research and voting, social investment proxy research, voting and portfolio screening, global proxy distribution, and securities class action services. For corporate issuers, the Company provides a variety of corporate governance web-based tools, advisory services and publications that assist issuers with executive and director compensation modeling, capital structure planning, and understanding corporate governance best practices.

2.     Summary of Significant Accounting Policies

  Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Institutional Shareholder Services Inc.; Securities Class Action Services, LLC; Institutional Shareholder Services Canada Corp.; ISS Europe Limited; ISS RREV, Inc.; Institutional Shareholder Services Japan, KK; Institutional Shareholder Services Europe S.A.; ISS France; 1 Corporate Governance Pty Ltd./Proxy Australia Pty Ltd. ("Proxy Australia"); Investor Responsibility Research Center, Inc. ("IRRC"); ISS Corporate Services, Inc.; and Research, Recommendations and Electronic Voting Limited ("RREV"). From its inception on January 1, 2004 until June 29, 2006, RREV was treated as a variable interest entity for which the Company was the primary beneficiary as discussed in Note 5. On June 29, 2006, the Company acquired the outstanding minority ownership of RREV. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

  The Company considers all liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of cash in banks and insured money market accounts. Certificates of deposit that serve as security deposits for certain of the Company's office leases have been classified as restricted cash equivalents in the accompanying consolidated balance sheets.

  Revenue Recognition and Deferred Revenues

  The Company derives a majority of its revenues from subscription contracts, which typically have terms ranging from one to three years. Multiyear contracts are typically invoiced annually in advance. Payments received in advance are recorded as deferred revenues and recognized ratably over the contract term provided persuasive evidence of an arrangement exists, services have been performed, the fee is fixed and determinable, and collectibility is probable. Reserves for possible losses on contracts, if any, are recognized when determined.

  The majority of the Company's subscription contracts include automatic renewal provisions under existing contract terms. The Company continues to provide the contractual services and accordingly accrues revenues until the contract is formally renewed. These amounts are accumulated in unbilled receivables until invoiced.

  A portion of the Company's revenues are derived from non-subscription services including advisory, database, and similar services. Non-subscription services are recognized as the respective services are performed or upon delivery of required elements.

  Cost of Revenues

  Cost of revenues includes all direct costs associated with the production of revenues including compensation and compensation-related expenses; employee benefit plan and employee hiring costs; data; and third-party contract services. Cost of revenues also includes allocations of certain other expenses including occupancy, telephony, and hosting costs.

  Research and Development Costs

  Research and development expenditures are expensed as incurred and consist primarily of compensation and compensation-related expenses, third-party consulting and contract services, and allocations of overhead costs including occupancy and telephony expenses.

  The Company capitalizes certain development and acquisition costs related to internal use software under the provisions of American Institute of Certified Public Accountants ("AICPA") Statement of Position (SOP) No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Amortization of these capitalized development costs is included in depreciation and amortization expense.

  Accounts Receivable

  Accounts receivable are reported in the consolidated balance sheets at net realizable value, which approximates outstanding amounts, less the allowance for doubtful accounts. The Company writes off uncollectible receivables when the likelihood of collection is remote. The Company maintains an allowance for doubtful accounts, which is based on historical experience and management's expectations of future losses. Credit losses have historically been within management's expectations.

  The Company's policy is to record the full amount of the subscription contract receivable as an asset and related deferred revenues as a liability when a customer agrees to the terms of the contract and the customer has been invoiced. Advance payments are recorded as deferred revenues until the services are delivered or obligations are met. Deferred revenues represent the difference between amounts invoiced and amounts recognized as revenues.

  Unbilled accounts receivable represent revenue that has been earned based on services performed; however, billing has yet to commence under the contractual terms of the arrangement. Accounts receivable consisted of the following:

	December 31
	2005	2006
Billed	$22,346,400	$31,061,283
Unbilled	105,388	443,359

Total	22,451,788	31,504,642
Less allowance for doubtful accounts	(550,775)	(621,256)

Accounts receivable, net	$21,901,013	$30,883,386

  Property and Equipment

  Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the assets' estimated useful lives that range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the assets or the term of the related lease. Costs to repair and maintain property and equipment are expensed as incurred.

  The Company follows the provisions of AICPA SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, for the capitalization of certain acquisition and development costs related to its internal use software. Capitalization begins when the preliminary project state is complete.

  Capitalization ceases when the internal project is substantially complete and ready for its intended use. For the years ended December 31, 2005 and 2006, $3,850,216 and $3,049,342 of internal software development costs have been capitalized, respectively. Once the project is complete and available for its intended use, the Company amortizes these costs over a three year period. For the years ended December 31, 2004, 2005, and 2006, the Company recorded amortization of $0, $145,788, and $907,817, respectively, related to internally developed software.

  Major classes of property and equipment consisted of the following:

	December 31
	2005	2006
Computer equipment	$7,290,971	$9,348,444
Internally developed software	3,982,216	7,031,558
Furniture and fixtures	1,198,326	2,038,358
Leasehold improvements	1,874,713	1,479,823

	14,346,226	19,898,183
Less accumulated depreciation and amortization	(6,351,710)	(9,742,597)

Property and equipment, net	$7,994,516	$10,155,586

  For the years ended December 31, 2004, 2005, and 2006, the Company recorded depreciation and amortization expense related to property and equipment of approximately $1.3 million, $2.0 million, and $3.6 million, respectively.

  Acquired Intangibles and Goodwill

  Acquired intangibles are carried at cost less accumulated amortization and consist of intangible assets acquired by the Company. Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, requires acquired intangibles other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

  Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with SFAS No. 142, goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair value-based approach.

  The Company performed the required annual impairment test on the carrying amount of its goodwill, which indicated the Company's estimated fair value of goodwill exceeded its carrying value; therefore, no impairment was identified at December 31, 2005 and 2006.

  The Company recorded goodwill and acquired intangibles in its acquisition of Deminor Rating S.A. ("Deminor") (now known as Institutional Shareholder Services Europe S.A.), Proxy Australia, IRRC during 2005, and the outstanding minority ownership of RREV in 2006 (see Notes 3 and 5). The goodwill acquired in the business acquisitions is subject to the provisions of SFAS No. 142, and, accordingly, is not being amortized. Furthermore, SFAS No. 142 requires acquired intangibles other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Acquired intangibles are carried at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the following estimated useful lives of the assets:

Customer relationships	7 years
Trade names	7 years
License agreement	7 years
Non-compete agreements	1–6 years

  Impairment of Long-Lived Assets

  The Company periodically evaluates the recoverability of the carrying value of its long-lived assets, other than goodwill and intangible assets, based on the criteria established in SFAS No. 144, Accounting for the Impairment on Disposal of Long-Lived Assets. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and the undiscounted cash flows expected to result from the use of these assets. Impairment losses are recognized when the sum of the expected future cash flows are less than the assets' carrying value. No such impairment losses have been recognized to date.

  Debt Issuance Costs

  Costs incurred to secure debt financing are capitalized and amortized to interest expense over the term of the related borrowings using the effective interest method.

  Income Taxes

  The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

  Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period, and the change during the period, in deferred tax assets and liabilities.

  Stock-Based Compensation

  Prior to January 1, 2006, the Company accounted for its equity-based compensation plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004) ("SFAS 123(R)"), Share-Based Payment, and SEC Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payment, using modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

  Stock-based compensation expense recognized during year ended December 31, 2006 is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period.

  Stock-based compensation expense recognized in the Company's consolidated statement of income includes compensation expense for stock-based awards granted prior to, but not yet vested as of, December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and compensation expense for stock-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with SFAS 123(R).

  For stock-based awards granted prior to and in 2006, expenses are amortized under the straight-line attribution method. As stock-based compensation expense recognized in the consolidated statement of income for the year ended December 31, 2006 is based on stock-based awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures on the options granted during the year ended December 31, 2006 have been estimated to be less than 1% based on the Company's historical experience. In the pro forma information required under SFAS No. 123 for the periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred. The cumulative effect adjustment of adopting the change in estimating forfeitures was not considered material to the Company's financial statements for periods prior to January 1, 2006 upon implementation of SFAS 123(R).

  As a result of adopting SFAS 123(R) on January 1, 2006, the Company's net income for the year ended December 31, 2006 is approximately $1.7 million lower than if it had continued to account for share-based compensation under APB Opinion No. 25.

  The following table illustrates the effect on net income had the Company applied the fair value recognition provisions of SFAS 123(R) to stock-based employee compensation for the years ended December 31, 2004 and 2005. The reported and pro forma net income for the year ended December 31, 2006 are the same because stock-based compensation is calculated under the provisions of SFAS 123(R). The amounts included in the table for the year-ended December 31, 2006 are for comparison purposes. The pro forma disclosure for the years ended December 31, 2004 and 2005 utilized Black-Scholes option-pricing model to estimate the fair value of the respective options with such value recognized as expense over the options' vesting periods:

	Years ended December 31
	2004	2005	2006
Net income, as reported	$6,849,358	$7,430,583	$8,902,970
Add: stock-based employee compensation in reported net income	3,642,442	160,001	—
Deduct: total stock-based employee expense determined under fair value-based method for all awards	(4,410,076)	(1,614,816)	—

Pro forma net income	$6,081,724	$5,975,768	$8,902,970

  Foreign Currency Translation

  The functional currency for the Company's foreign operations is predominantly the applicable local currency. Translation of currencies for foreign subsidiary financial information is computed pursuant to the provisions of SFAS No. 52, Foreign Currency Translation, which provides that balance sheet amounts are translated at the year-end exchange rate and statements of income amounts are translated at the average-period exchange rate. Adjustments resulting from translation are included in accumulated other comprehensive (loss) income, a separate component of stockholders' deficit. Gains and losses resulting from foreign currency transactions are charged to operations.

  Comprehensive (Loss) Income

  SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive (loss) income and its components in the financial statements. Comprehensive (loss) income includes foreign currency translation adjustments and is disclosed in the accompanying consolidated statements of redeemable preferred stock and stockholders' deficit.

  Concentration of Credit Risk and Fair Value of Financial Instruments

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, accounts payable, and accrued expenses. The Company places its cash and cash equivalents with financial institutions. Management believes that the financial risks associated with its cash and cash equivalents are minimal. The Company grants credit to customers based on evaluations of customers' financial condition, generally without requiring collateral.

INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

DECEMBER 31, 2006

  The Company has wholly owned subsidiaries in the United Kingdom, Japan, Canada, Belgium, and Australia, and a branch in the Philippines. The Company's total assets located outside of the United States are as follows:

	December 31
	2005	2006
United Kingdom	$4,839,000	$4,162,000
Japan	315,000	455,000
Philippines	636,000	802,000
Canada	1,709,000	2,811,000
Belgium	1,949,000	4,246,000
Australia	901,000	1,696,000
France	—	83,000

	$10,349,000	$14,255,000

  At December 31, 2005 and 2006, the Company had approximately $1,674,000 and $5,100,000, respectively, in receivables from customers of these subsidiaries. All other financial instruments or assets located in foreign countries or denominated in foreign currencies were insignificant at December 31, 2005 and 2006.

  The carrying amount of current assets and liabilities approximates their fair values due to their short-term maturities. The fair value of notes payable approximated its carrying amount as of December 31, 2005 and 2006 based on rates currently available to the Company for debt with similar terms and remaining maturities.

  Recent Accounting Pronouncements

  In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the consolidated financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its consolidated results of operations and financial condition.

  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated results of operations and financial condition.

3.     Business Combinations

  During 2005, the Company acquired all the issued and outstanding shares of common stock of the following entities (collectively "Acquired Companies") as of the dates shown below.

Acquired Companies	Date of Acquisition	Purchase Price	Location
Deminor Rating S.A. (Deminor)	May 25, 2005	$1.0 million	Belgium
1 Corporate Governance Pty Ltd./Proxy Australia Pty Ltd. (Proxy Australia)	June 21, 2005	$0.7 million	Australia
Investor Responsibility Research Center, Inc. (IRRC)	August 2, 2005	$14.3 million	United States

  Each of the Acquired Companies provides proxy voting, advisory and corporate governance services in their respective markets and was acquired to capitalize on business synergies and market opportunities in the industry. The results of operations of the Acquired Companies have been included in the consolidated financial statements since their respective acquisition dates. The aggregate purchase price of approximately $16.0 million, which is net of cash balances acquired of approximately $1.3 million, was paid in cash of $15.5 million and assumed long-term liabilities of $0.5 million. Goodwill of approximately $10.0 million is expected to be deductible for tax reporting purposes.

  The Company obtained an appraisal from an independent third party to estimate the fair market value of identifiable intangible assets related to the acquisition of IRRC. The Company has estimated the fair value of identifiable intangible assets without independent appraisal for the Deminor and Proxy Australia acquisitions. The following table summarizes the aggregate estimated fair values of the assets acquired and liabilities assumed for the Acquired Companies.

Current assets	$2,500,908
Property and equipment	1,232,964
Other noncurrent assets	18,028
Intangible assets subject to amortization:
Customer relationships	3,655,658
Non-compete agreements	2,508,496
Goodwill	11,612,323

Total assets acquired	21,528,377
Total liabilities assumed	(6,000,390)

Net assets acquired	$15,527,987

  As a result of the Company's planned integration of one of the acquired businesses, including the closure of an acquired facility as approved by the Board of Directors, certain employees of the acquired company were terminated and relocation to the Company's other sites was offered to the remaining employees. Accordingly, severance charges of approximately $143,000 and lease and related exit costs of approximately $1.1 million were accrued in the accompanying consolidated balance sheet as part of the preliminary purchase price allocation as of December 31, 2005 included in the amounts above. During 2006, the Company incurred final lease and related exit costs of approximately $538,000. The remaining accrual of approximately $556,000 was reversed during 2006 with an offset against goodwill recorded in connection with the acquired business. The results of operations for the Acquired Companies are included in the consolidated statements of income from the date of acquisition.

  An unaudited pro forma consolidated statements of income for the years ended December 31, 2004 and 2005 is included below. This statement gives effect to the acquisitions of Deminor, Proxy Australia, and IRRC as if the transactions had occurred on January 1, 2004 and 2005, respectively, and includes the results of operations of Deminor, Proxy Australia, and IRRC for the periods presented.

	Historical
	ISS	Acquired Companies	Pro Forma Adjustments	Pro Forma Combined
Year ended December 31, 2004
Revenues	$66,554,431	$12,165,696	$—	$78,720,127
Income (loss) from operations	5,496,411	397,701	(987,400)	4,906,712
Income (loss) before income taxes and minority interest	4,967,557	431,367	(1,595,400)	3,803,524

Net income (loss)	$6,849,358	$342,766	$(1,129,787)	$6,062,338

Year ended December 31, 2005
Revenues	$82,972,324	$6,085,479	$—	$89,057,803
Income (loss) from operations	14,599,588	(1,888,283)	(554,597)	12,156,708
Income (loss) before income taxes and minority interest	13,174,180	(1,885,270)	(909,264)	10,379,646

Net income (loss)	$7,430,583	$(1,922,187)	$217,557	$5,725,953

  The pro forma adjustments increase amortization expense to provide for a full year of amortization on the identifiable intangible assets acquired in the business combinations. Further, interest expense has been adjusted to reflect borrowings under the Company's Amended Credit Facility (see Note 6) used to finance a portion of the aggregate purchase price. The provision for income taxes has been adjusted to reflect the impact of the aggregate pre-acquisition net losses of the Acquired Companies and the income tax impact of the pro forma adjustments related to intangible amortization and interest expense. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

4.     Goodwill and Acquired Intangibles

  The Company's intangible assets and related accumulated amortization consisted of the following:

	December 31, 2005			December 31, 2006
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Customer relationships	$11,457,658	$(5,152,259)	$6,305,399	$11,457,658	$(6,822,023)	$4,635,635
Tradename	2,223,000	(1,402,607)	820,393	2,233,000	(1,726,011)	506,989
Non-compete agreements	4,390,496	(2,083,335)	2,307,161	4,390,496	(2,517,440)	1,873,056
Licenses	—	—	—	1,146,569	(81,898)	1,064,671
Goodwill	28,979,258	(329,408)	28,649,850	32,348,196	(329,408)	32,018,788

Total	$47,050,412	$(8,967,609)	$38,082,803	$51,575,919	$(11,476,780)	$40,099,139

  During the years ended December 31, 2004, 2005 and 2006, the Company recorded amortization expense of approximately $2.9 million, $2.0 million and $2.5 million, respectively. Annual amortization expense for the next five years is expected to be as follows:

2007	$2,531,000
2008	1,930,000
2009	1,095,000
2010	1,095,000
2011	919,000

$7,570,000

5.     Joint Venture Investment

  On June 11, 2003, through its wholly owned subsidiary, ISS RREV, Inc., the Company executed a joint venture agreement with the National Association of Pension Funds (NAPF). The joint venture, RREV, provides corporate governance analysis and electronic voting services to institutional investors and fund managers in the United Kingdom. The RREV service offering was first introduced January 1, 2004 and was equally owned by the Company and the NAPF.

  In December 2003, the FASB issued a revised Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, replacing the original interpretation issued in January 2003. This interpretation requires a company to consolidate a variable-interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. Historically, entities were generally consolidated by an enterprise when it had a controlling financial interest through ownership of a majority voting interest in the entity. A variable-interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

  The Company was deemed to be the primary beneficiary within the provisions of FIN 46. Thus, the Company consolidated the balance sheets and statements of income of RREV as of and for the years ended December 31, 2004 and 2005 in accordance with the provisions of FIN 46.

  The Company invested $8,474 to acquire a 50% ownership in RREV. The Company's joint venture partner also contributed an equal amount of funding. The results of this joint venture are included in the consolidated financial statements. The noncontrolling interest attributable to the joint venture as of December 31, 2005 was $519,489 and is reflected as minority interest in the consolidated balance sheets. The income attributable to the non-controlling interest in the joint venture for the years ended December 31, 2004 and 2005 was $254,150 and $495,303, respectively, and is reflected as minority interest in the consolidated statements of income. The Company recorded minority interest, which reflected the portion of earnings of RREV that was attributable to the joint venture partner. In 2005 and 2006, the Board of Directors of the joint venture approved aggregate dividend payments to the joint venture partners of $476,876 and $1,114,043, respectively. The Company's share of these dividends, $238,438 and $557,022, respectively, was recorded as a return of investment in the accompanying consolidated balance sheets as of December 31, 2005 and 2006.

  On June 29, 2006, the Company acquired the outstanding minority interest in RREV from the joint venture partner for approximately $5.8 million, of which $1.6 million will be paid over the license agreement of seven years.

  In connection with the RREV acquisition, the Company entered into an agreement with the former joint venture partner to license certain proprietary corporate governance policies and other rights for a period of seven years. Further, under the terms of the license agreement, the Company agreed to pay royalties to the former joint venture partner of 10% of all new sales as defined under the license agreement. For the year ended December 31, 2006, total royalties were not significant.

  As the remaining payments were contingent solely on the passage of time, the Company discounted the amounts at the Company's incremental borrowing rate and recorded the net present value as a license intangible asset.

  Of the total purchase price, $1.1 million (the present value of the deferred consideration) has been allocated to the license agreement. The license agreement is being amortized over a period of seven years. No incremental fair value was allocated to other acquired tangible assets. After elimination of minority interest, the remainder of $4.2 million has been allocated to goodwill.

  The following is a summary of RREV's financial position at December 31, 2004 and 2005 and the results of operations for the years ended December 31, 2004 and 2005:

	2004	2005
Financial position:
Total assets	$2,893,655	$3,259,237
Total liabilities	2,340,064	2,272,022

Net assets	$553,591	$987,215

Results of operations:
Revenue	$3,761,509	$4,696,589

Net income	$508,300	$990,605

6.     Debt

  Credit Facility

  On July 17, 2002, the Company entered into a credit agreement with a lender consisting of (i) term loans of $19,900,000 and (ii) revolving loans of $2,000,000 (collectively, the Credit Facility).

  At the Company's option, borrowings under the Credit Facility bore interest at a floating base rate, as defined in the Agreement, or the London Interbank Offered Rate ("LIBOR"), plus a specified margin ranging from 2.00% to 4.25%. On October 7, 2005, the Company refinanced balances outstanding under the Credit Facility under the Amended Credit Facility discussed below. In connection with this refinancing, the Company wrote off approximately $306,000 of deferred financing costs.

  Amended and Restated Credit Facility

  On October 7, 2005, the Company entered into a credit agreement (the "Agreement") with a lender for a $67,000,000 senior secured credit facility (the "Amended Credit Facility") comprised of a (i) term loan of $52,000,000 and (ii) revolving loan of $15,000,000. At closing, the Company drew fully the term loan of $52,000,000. The balance available under the revolving loan was undrawn at December 31, 2006. All balances outstanding under the Company's Credit Facility were refinanced with the proceeds from the Amended Credit Facility. The amount outstanding under the Amended Credit Facility at December 31, 2005 and 2006 was $51,870,000 and $44,870,000, respectively. Under the terms of the Agreement, the term loan matures September 30, 2011 and the revolving loan, which may be repaid and borrowed, is available through September 30, 2010. The revolving loan is available to finance working capital needs, permitted acquisitions, as defined, and for general corporate purposes.

  The interest rate under the facility is a floating rate based, at the Company's option, on an index rate or LIBOR, plus a specified margin ranging from 1.50% to 2.50%. Additionally, unused balances under the revolving loan portion of the facility incur unused facility fees of 0.5% per year. For the years ended December 31, 2005 and 2006, unused facility fees incurred were approximately $18,000 and $75,000, respectively.

  Advances under the agreement as of December 31, 2006 bear interest at an annual rate of 7.86%. Interest expense incurred under the Credit Facility and the Amended Credit Facility for the years ended December 31, 2005 and 2006 was $1,235,000 and $3,558,000, respectively.

  The Company's Amended Credit Facility is subject to certain financial covenants, measured quarterly, including (i) minimum fixed charge coverage ratio, (ii) maximum leverage ratio, and (iv) maximum capital expenditures, each as defined under the Agreement. The Company was in compliance with these covenants as of December 31, 2006. Amounts outstanding under the Amended Credit Facility are secured by substantially all of the Company's assets including pledges of the capital stock of the Company's United States-based operating subsidiaries.

  In connection with the Amended Credit Facility, the Company incurred fees and other placement costs of approximately $1.1 million. These costs are amortized as interest expense over the term of the Agreement.

  Scheduled repayments of balances outstanding under the Credit Facility at December 31, 2006 are as follows:

Years ending December 31:
2007	$5,200,000
2008	5,200,000
2009	5,200,000
2010	5,200,000
2011	24,070,000

$44,870,000

7.     Series A Redeemable Convertible Preferred Stock

  In July 2001, the Company completed the issuance of 31,656 shares of preferred stock for gross proceeds of $30.0 million. The holders of the preferred stock are entitled to the greater of (i) a cumulative dividend of 8.0% per annum, compounded annually, on the initial per share purchase price, subject to adjustment for certain dilutive events, as defined, or (ii) the pro rata portion of any dividend paid on the common stock as if the preferred stock had been converted immediately prior to the dividend. The preferred stock has a liquidation preference senior to all other classes of stock. For the years ended December 31, 2005 and 2006, the Company accreted dividends of approximately $1.9 million and $0.6 million, respectively.

  On September 29, 2005, the Board of Directors approved the payment of a special dividend of approximately $38.1 million to the holders of preferred stock and common stock. The special dividend was paid on October 7, 2005. Of the total special dividend, the holders of preferred stock and common stock received approximately $28.8 million and $9.3 million, respectively. Since the holders of preferred stock elected to participate in the special dividend, cumulative dividends of 8% per annum are neither accrued or paid for a 12-month period from the date of the distribution.

  Each share of preferred stock may be converted, at any time, into shares of common stock at the then applicable conversion rate, as defined. The initial conversion rate is one common share for each preferred share, subsequently adjusted for dilutive events, as defined.

  The preferred stock will automatically convert into common stock at the then applicable conversion rate upon (i) a majority vote of the holders, (ii) a majority of the shares of preferred stock being converted, or (iii) a public offering of the Company's common stock resulting in aggregate proceeds of at least $50.0 million and a pre-money valuation of at least $150.0 million. The Company has reserved 31,656 shares of common stock for the potential conversion of preferred stock.

  The Company is required to redeem the preferred stock at a per share price of $1,000 plus all accrued and unpaid dividends upon a change in control, as defined, or at any time after July 2011, if requested by the holders of the preferred stock. The preferred stockholders are entitled to the number of votes into which each share of preferred stock may be converted, as defined.

  The relative fair value of the warrants assigned to the preferred stock approximated $689,000. This value, as well as incremental costs of $523,600 directly related to the issuance of the preferred stock, has been recorded as a reduction of the preferred stock carrying amount and is being accreted on a straight-line basis over the 10-year period from the date of issuance to the mandatory redemption date.

8.     Stockholders' Deficit

  Common Stock

  On September 29, 2005, the Board of Directors approved the payment of a special dividend of approximately $38.1 million to the holders of preferred stock and common stock. The special dividend was paid on October 7, 2005. Of the total special dividend, the holders of preferred stock and common stock received approximately $28.8 million and $9.3 million, respectively.

  Warrants

  In October 2000 and July 2001, the Company issued warrants to purchase 3,070 and 1,214 shares of common stock, respectively, to certain holders of prior notes payable and preferred stock. The Series A warrants provided for a per share exercise price of $3.65 and expired on October 18, 2007. The Series B warrants provided for an exercise price of $10.00 per share and expired on July 25, 2011. In 2002, warrants to purchase 1,649 shares of common stock were exercised. All remaining warrants were exercised in 2005.

  Stock Options

  On October 1, 2002, the Company's stockholders approved and amended the 2001 Equity Incentive Plan (the Plan) originally adopted in October 2001. The Plan was adopted to advance the interests of the Company in attracting and retaining key employees through ownership of shares of common stock through various forms including options (incentive and non-incentive), stock appreciation rights, restricted or unrestricted stock, deferred stock awards, performance awards, loans or supplemental grants or various combinations.

  The Plan is administered by the Company's Board of Directors and terminates on October 1, 2012. In 2005, the Board of Directors increased the aggregate number of shares of common stock authorized for issuance under the Plan from 8,453 to 8,859. Eligible participants include all employees of the Company including non-employee directors. Each option granted under the Plan terminates no later than 10 years from the date the option was granted. Options granted under the Plan become exercisable based on vesting schedules determined by the Plan administrator. At its discretion, the Plan administrator may accelerate the time at which all or part of the options granted under the Plan may be exercised. For incentive stock options, the option price will not be less than the fair market value of a share of common stock on the date the option is granted. For non-incentive options, the option price will not be less than the par value of common stock. The Plan administrator may reduce the exercise price of an option at any time subsequent to the grant date but in the case of incentive options, only with the consent of the option holder.

INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

DECEMBER 31, 2006

  Given the absence of an active market for the Company's common stock, the exercise price of the stock options on the date of grant was determined and approved by the Board of Directors using several factors, including progress and milestones achieved in the Company's business development and performance, the price per share of its convertible preferred stock offerings, and general industry and economic trends. In establishing the estimated fair value of the common stock, the Company considered the guidance set forth in AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and made a retrospective determination of its fair value.

  At December 31, 2006, the number of shares subject to options granted under the Plan was 8,147 with exercise prices ranging from $1,000 to $4,800 per share.

  A summary of all stock-option plan activity during the year ended December 31, 2006 is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2005	7,775	$2,376
Granted	372	4,667
Exercised	—	—
Canceled	—	—

Outstanding at December 31, 2006	8,147	2,462	7.0

Vested or expected to vest at December 31, 2006	8,147	2,462	7.0

Exercisable at December 31, 2006	5,093	2,174	6.6

  The total fair value of stock options that vested during the year ended December 31, 2006 was approximately $1,815,000.

  The weighted-average grant date fair value of options granted with an exercise price that equaled fair market value at the date of grant during the years ended December 31, 2004, 2005 and 2006 was $1,022, $1,362 and $1,850, respectively. The fair value of awards was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2004	2005	2006
Dividend yield	0%	0%	0%
Expected volatility	31.6%	39.2%	42.0%
Weighted-average risk-free interest rate	3.20%	3.75%	4.45%
Expected term	5 years	5 years	5 years

  A discussion of management's methodology for developing each of the assumptions used in the valuation model is described below.

    The Company utilizes the Black-Scholes-Merton option-pricing model ("Black-Scholes model") for estimating fair value of its stock options granted. Option valuation models, including the Black-Scholes model, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award.

    These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

    Expected volatility rates are based on historical volatility of the common stock of comparable publicly traded entities and other factors due to the lack of historic information of the Company's common stock. The expected term of options granted is based on the transition approach provided by SAB No. 107 as the options meet the "plain vanilla" criteria required by this method.

    The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. The Company paid a special dividend to preferred and common stockholders during 2005; however, the Company does not expect to pay dividends for the foreseeable future.

  As of December 31, 2006, there was approximately $3.0 million of total unrecognized compensation expense related to unvested options under the Company' stock compensation plan. The expenses are expected to be recognized over a weighted-average period of 1.5 years.

  On September 24, 2004, option holders with options to purchase 1,873 shares of common stock with exercise prices ranging from $1,000 to $1,569 per common share had those options canceled in exchange for payment by the Company of the difference between the aggregate exercise price and the fair market value of the common stock on the date of cancellation of $3,000 per share. The aggregate payment upon cancellation, being the difference between the exercise price and the fair market value on the date of exercise, approximated $3,642,000 and was expensed in the consolidated statements of income for the year ended December 31, 2004 as follows:

Cost of revenues	$2,956,000
Sales and marketing	200,000
General and administrative	486,000

$3,642,000

  In October and December 2004, the Company issued options to purchase 2,560 shares of common stock with an exercise price of $2,800 per common share. At the grant dates, the fair market value of the underlying common stock was $3,000 per common share. As such, the Company recorded deferred stock compensation related to these options of $512,000 representing the aggregate difference between the exercise price and the fair market value of the common stock at the grant dates. Through December 31, 2005, $160,001 was recognized as expense over the expected service period. Upon adoption of SFAS No. 123(R) on January 1, 2006, amortization of the deferred stock compensation ceased and the balance of deferred stock compensation, $351,999, was reclassified to additional paid-in capital.

  In October 2005, the Board of Directors approved an aggregate cash distribution to option holders with grants completed on or before May 1, 2005 of approximately $6.9 million to be paid in four annual installments. The first installment of $1.6 million was paid on or about October 7, 2005. The balance of the distribution vests over three years and will be paid in three equal annual installments of approximately $1.8 million on October 7, 2006, 2007, and 2008. Option holder distributions are expensed as earned. Option holder distributions recognized during the years ended December 31, 2005 and 2006 were comprised of the following:

	Years ended December 31
	2005	2006
Cost of revenues	$763,000	$610,000
Research and development	104,000	83,000
Sales and marketing	208,000	166,000
General and administrative	965,000	893,000

	$2,040,000	$1,752,000

9.     Income Taxes

  As of December 31, 2004, the Company had generated three years of cumulative operating profits. As a result of this positive earnings trend and projected future taxable income, the Company reversed approximately $4.7 million of its deferred tax asset valuation allowance in 2004 having then determined that it is more likely than not that this portion of the deferred tax asset will be realized.

  Significant components of the (provision for) benefit from income taxes consisted of the following:

	Years ended December 31
	2004	2005	2006
Current:
Federal	$(1,919,000)	$(2,592,000)	$(4,270,000)
State	(371,000)	(561,000)	(1,028,000)
Foreign	(236,000)	(438,000)	(456,000)

Total current	(2,526,000)	(3,591,000)	(5,754,000)
Deferred:
Federal	3,633,000	(1,418,000)	(358,000)
State	786,000	(307,000)	(78,000)
Foreign	243,000	68,000	(46,000)

Total deferred	4,662,000	(1,657,000)	(482,000)

Total (provision for) benefit from income taxes	$2,136,000	$(5,248,000)	$(6,236,000)

  Significant components of the Company's net deferred tax were as follows:

	December 31
	2005	2006
Deferred tax assets (liabilities):
Amortization of intangibles	$2,833,000	$2,241,000
Internally developed software	(1,576,000)	(2,366,000)
Allowance for doubtful accounts	159,000	203,000
Stock-based compensation expense	—	607,000
Foreign net operating losses	346,000	577,000
Accrued expenses	825,000	789,000
Depreciation	418,000	430,000

	3,005,000	2,481,000
Valuation allowance	(240,000)	(423,000)

Net deferred tax asset	$2,765,000	$2,058,000

  The (provision) benefit for income taxes differs from the amount of taxes determined by applying the U.S. Federal statutory rate to income before income taxes and minority interest as a result of the following for the years ended December 31:

	2004	2005	2006
Federal tax at statutory rates	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	(4.8)	(4.8)	(4.8)
Change in valuation allowance	85.6	—	(0.1)
Permanent differences	(1.4)	(0.6)	(1.5)
Other	0.9	0.6	0.2

(Provision) benefit for income taxes	45.3%	(39.8)%	(41.2)%

  The Company has $389,000 of net operating losses in Japan. These net operating loss carryforwards will begin to expire in the year 2007 if unused.

10.   Commitments and Contingencies

  The Company leases office space and equipment under various capital and operating lease agreements. Some of the office space leases contain escalation clauses and require the Company to pay its share of any increases in operating expenses and real estate taxes. The Company records deferred rent for the difference between cash payments and the calculated straight-line rent expense over the term of the lease. The lease agreement for the primary office space terminates in July 2012. Rent expense was $2,492,000, $3,062,000, and $4,099,000 for the years ended December 31, 2004, 2005, and 2006, respectively.

  As of December 31, 2006, minimum future rental payments under operating and capital leases are as follows:

	Operating	Capital
Years ending December 31:
2007	$3,465,000	$28,949
2008	3,025,000	28,949
2009	2,691,000	7,237
2010	2,535,000	—
2011	2,535,000	—
Thereafter	2,166,000	—

Total minimum lease payments	$16,417,000	65,135

Less amount representing interest		(7,761)

Present value of minimum lease payments		57,374
Less current portion of capital lease obligations		(23,741)

Long-term portion		$33,633

  Although the Company is not currently involved in any legal proceedings expected to have a material adverse impact, legal actions may arise in the normal course of business, some of which may seek substantial monetary damages.

11.   Related Party Transactions

  The managing director of Institutional Shareholder Services Europe S.A. is a non-executive partner of Deminor International SCRL ("International"). In 2005, the operations of Institutional Shareholder Services Europe S.A. were acquired from International for approximately $1.0 million. Additionally, the Company entered into a transition services agreement with International to provide certain post-acquisition personnel and general and administrative support services for which the Company paid International approximately $294,000. The transition services agreement was terminated effective December 31, 2005.

12.   Employee Benefit Plan

  The Company has a defined contribution plan covering substantially all employees meeting certain eligibility requirements. Participants may elect to contribute a specified portion of their compensation to the plan on a tax-deferred basis. The Company, at the discretion of the Board of Directors, may make contributions to the plan. For the years ended December 31, 2004, 2005, and 2006, the Company recorded matching contributions of approximately $661,000, $749,000, and $955,000, respectively. In addition, for the year ended December 31, 2005, the Company made contributions of approximately $84,000 to a defined contribution plan sponsored by IRRC ("IRRC Plan") which was acquired in August 2005. The IRRC Plan was terminated effective December 31, 2005 and all IRRC Plan assets were consolidated with the Company's plan.

13.   Subsequent Events

  On January 11, 2007, Risk Metrics Group, Inc. ("RMG") acquired the outstanding equity of the Company for a total purchase price of approximately $542.8 million including cash and assumption of substantially all liabilities. The Company is a wholly owned subsidiary of RMG.

14,000,000 Shares

RiskMetrics Group, Inc.

Common Stock

Credit Suisse

Goldman, Sachs & Co.

Banc of America Securities LLC

Citi

Merrill Lynch & Co.

Morgan Stanley

Dealer Prospectus Delivery Obligation

        Until              , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance.

        The expenses in connection with the registration of the shares of common stock covered by this prospectus are set forth in the following table. All amounts except the registration and FINRA filing fee are estimated:

Securities and Exchange Commission registration fee	$10,302
FINRA filing fee	31,090
Printing and engraving expenses	350,000
Accounting fees and expenses	1,175,000
Legal fees and expenses	1,100,000
Miscellaneous	600,000

Total	3,266,392

        All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

Item 14.    Indemnification of Directors and Officers.

Delaware General Corporation Law

        We are incorporated under the laws of the State of Delaware. Under Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses, including attorneys' fees, as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

Certificate of Incorporation and By-Laws

        Our Second Amended and Restated Certificate of Incorporation provides that none of our directors shall be personally liable for breach of fiduciary duty as a director. Any repeal or modification of that provision shall not adversely affect any right or protection, or any limitation of the liability of, any of our directors existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification. Our Second Amended and Restated Certificate of Incorporation provides for the indemnification of our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors which may, in certain cases, be broader than the specific indemnification provisions contained in our certificate of incorporation and by-laws. The indemnification agreements may require us, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, officers or employees of the company and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Item 15.    Recent Sales of Unregistered Securities.

        Since August 1, 2004, the registrant has issued to directors, officers and employees options to purchase 8,486,575 shares of common stock with per share exercise prices ranging from $1.48 to $16.50, and has issued 1,157,383 shares of common stock upon exercise of such options.

        On January 11, 2007, the registrant acquired Institutional Shareholder Services Holdings, Inc. and issued 2,774,351 shares of common stock and options to purchase 1,396,000 shares of common stock in connection therewith.

        On August 1, 2007, the registrant acquired CFRA Holdings, LLC and issued 1,128,661 shares of common stock in connection therewith.

        On October 5, 2007, the registrant issued 227,273 shares of non-vested common stock to certain new employees.

        Other than the issuances of options to purchase shares of common stock to directors, officers and employees, the issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 as promulgated under the Securities Act. The issuances of options to purchase common stock to directors, officers and employees were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 as promulgated under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement***
3.1	Form of Second Amended and Restated Certificate of Incorporation***
3.2	Form of Second Amended and Restated By-laws***
4.1	Specimen Common Stock Certificate***
5.1	Opinion of Kramer Levin Naftalis & Frankel LLP
10.1	First Lien Credit Agreement, dated as of January 11, 2007, among RiskMetrics Group Holdings, LLC, RiskMetrics Group, Inc., Bank of America, N.A. and the other lenders party thereto***
10.2	First Lien Guaranty, dated as of January 11, 2007, among each of the subsidiaries of RiskMetrics Group Holdings, LLC listed on the schedules thereto and Bank of America, N.A.***

10.3	First Lien Security Agreement, dated as of January 11, 2007, among RiskMetrics Group Holdings, LLC, the guarantors party thereto and Bank of America, N.A.***
10.4	Second Lien Credit Agreement, dated as of January 11, 2007, among RiskMetrics Group Holdings, LLC, RiskMetrics Group, Inc., Bank of America, N.A. and the other lenders party thereto***
10.5	Second Lien Guaranty, dated as of January 11, 2007, among each of the subsidiaries of RiskMetrics Group Holdings, LLC listed on the schedules thereto and Bank of America, N.A.***
10.6	Second Lien Security Agreement, dated as of January 11, 2007, among RiskMetrics Group Holdings, LLC, the guarantors party thereto and Bank of America, N.A.***
10.7	Registrant's 2007 Omnibus Incentive Compensation Plan***
10.8	Registrant's 2004 Stock Option Plan***
10.9	Registrant's 2000 Stock Option Plan***
10.10	ISS Equity Incentive Plan***
10.11	Second Amended and Restated Stockholders Agreement, dated as of January 11, 2007, between Registrant and the stockholders party thereto***
10.12	Amended and Restated Investor Rights Agreement, dated as of January 11, 2007, between Registrant and the stockholders party thereto***
10.13	Datafeed License Agreement, dated October 27, 2003, between ISS and ADP Investor Communications Services, Inc.** ***
10.14	First Amendment to Datafeed License Agreement, dated as of January 3, 2005, between ISS and ADP Investor Communications Services, Inc.** ***
10.15
Agreement and Plan of Merger by and among RiskMetrics Group, Inc., RMG Holdco, Inc., RMG Merger Sub, Inc., ISS Merger Sub, Inc., and Institutional Shareholder Services Holdings, Inc., dated as of October 31, 2006***
21.1	Subsidiaries of RiskMetrics Group, Inc.***
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Ernst & Young LLP
23.3	Consent of Kramer Levin Naftalis & Frankel LLP (included in Exhibit 5.1)
23.4	Consent to be Named as a Director — Frank Noonan***
23.5	Power of Attorney — Lovida Coleman, Jr.***
24.1	Power of Attorney (included in signature page to the Registration Statement)***

(b)
Financial Statement Schedule II - Valuation and Qualifying Accounts (See Index at page F-1)

**
Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

***
Previously filed.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 24th day of January, 2008.

RiskMetrics Group, Inc.
/s/ M. ETHAN BERMAN M. Ethan Berman Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* M. Ethan Berman	Chief Executive Officer (Principal Executive Officer)	January 24, 2008
* David M. Obstler	Chief Financial Officer (Principal Financial Officer)	January 24, 2008
* Beth Gaspich	Director of Finance (Principal Accounting Officer)	January 24, 2008
* Peter Bernard	Director	January 24, 2008
* Philip Duff	Director	January 24, 2008
* Lovida Coleman, Jr.	Director	January 24, 2008
* Rene M. Kern	Director	January 24, 2008
* Arthur Levitt	Director	January 24, 2008
* Christopher Mitchell	Director	January 24, 2008

* Stephen Thieke	Director	January 24, 2008
* Robert Trudeau	Director	January 24, 2008
*By:	/s/ M. ETHAN BERMAN M. Ethan Berman Attorney-in-Fact for each of the persons indicated

Exhibit Index

Exhibit Number	Description
1.1	Form of Underwriting Agreement***
3.1	Form of Second Amended and Restated Certificate of Incorporation***
3.2	Form of Second Amended and Restated By-laws***
4.1	Specimen Common Stock Certificate***
5.1	Opinion of Kramer Levin Naftalis & Frankel LLP
10.1	First Lien Credit Agreement, dated as of January 11, 2007, among RiskMetrics Group Holdings, LLC, RiskMetrics Group, Inc., Bank of America, N.A. and the other lenders party thereto***
10.2	First Lien Guaranty, dated as of January 11, 2007, among each of the subsidiaries of RiskMetrics Group Holdings, LLC listed on the schedules thereto and Bank of America, N.A.***
10.3	First Lien Security Agreement, dated as of January 11, 2007, among RiskMetrics Group Holdings, LLC, the guarantors party thereto and Bank of America, N.A.***
10.4	Second Lien Credit Agreement, dated as of January 11, 2007, among RiskMetrics Group Holdings, LLC, RiskMetrics Group, Inc., Bank of America, N.A. and the other lenders party thereto***
10.5	Second Lien Guaranty, dated as of January 11, 2007, among each of the subsidiaries of RiskMetrics Group Holdings, LLC listed on the schedules thereto and Bank of America, N.A.***
10.6	Second Lien Security Agreement, dated as of January 11, 2007, among RiskMetrics Group Holdings, LLC, the guarantors party thereto and Bank of America, N.A.***
10.7	Registrant's 2007 Omnibus Incentive Compensation Plan***
10.8	Registrant's 2004 Stock Option Plan***
10.9	Registrant's 2000 Stock Option Plan***
10.10	ISS Equity Incentive Plan***
10.11	Second Amended and Restated Stockholders Agreement, dated as of January 11, 2007, between Registrant and the stockholders party thereto***
10.12	Amended and Restated Investor Rights Agreement, dated as of January 11, 2007, between Registrant and the stockholders party thereto***
10.13	Datafeed License Agreement, dated October 27, 2003, between ISS and ADP Investor Communications Services, Inc.** ***
10.14	First Amendment to Datafeed License Agreement, dated as of January 3, 2005, between ISS and ADP Investor Communications Services, Inc.** ***
10.15
Agreement and Plan of Merger by and among RiskMetrics Group, Inc., RMG Holdco, Inc., RMG Merger Sub, Inc., ISS Merger Sub, Inc., and Institutional Shareholder Services Holdings, Inc., dated as of October 31, 2006***

21.1	Subsidiaries of RiskMetrics Group, Inc.***
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Ernst & Young LLP
23.3	Consent of Kramer Levin Naftalis & Frankel LLP (included in Exhibit 5.1)
23.4	Consent to be Named as a Director — Frank Noonan***
23.5	Power of Attorney — Lovida Coleman, Jr.***
24.1	Power of Attorney (included in signature page to the Registration Statement)***

**
Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

***
Previously filed.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Information and Other Data
Summary Pro Forma Financial Information and Other Data
RISK FACTORS
ABOUT THIS PROSPECTUS
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
RISKMETRICS GROUP, INC. PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
RISKMETRICS GROUP, INC.
PRO FORMA STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
RISKMETRICS GROUP, INC.
PRO FORMA STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ISS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
CORPORATE GOVERNANCE AND SUSTAINABILITY
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
Paid by Us
Paid by the Selling Stockholders
SHARES ELIGIBLE FOR FUTURE SALE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
RISKMETRICS GROUP, INC. INDEX TO FINANCIAL STATEMENTS
RISKMETRICS GROUP, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) SEPTEMBER 30, 2007
RISKMETRICS GROUP, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007
RISKMETRICS GROUP, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)
RISKMETRICS GROUP, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)
RISKMETRICS GROUP, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RISKMETRICS GROUP, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2005 AND 2006
RISKMETRICS GROUP, INC. CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
RISKMETRICS GROUP, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
RISKMETRICS GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006
RISKMETRICS GROUP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006
RISKMETRICS GROUP, INC. SUPPLEMENTAL INFORMATION YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006
REPORT OF INDEPENDENT AUDITORS
INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS
INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC. CONSOLIDATED STATEMENTS OF INCOME
INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
INSTITUTIONAL SHAREHOLDER SERVICES HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Exhibit Index